As filed with the Securities and Exchange Commission on June 2, 2005

Registration No. 333-125130

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-11

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Eagle Hospitality Properties Trust, Inc.

(Exact name of registrant as specified in its charter)

Maryland	6798	55-0862656
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. employer identification number)

100 E. RiverCenter Blvd.

Suite 480

Covington, KY 41011

(859) 581-5900

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

J. William Blackham

President and Chief Executive Officer

Eagle Hospitality Properties Trust, Inc.

100 E. RiverCenter Blvd.

Suite 480

Covington, KY 41011

(859) 581-5900

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Brad S. Markoff, Esq. Jeffrey D. Miller, Esq. DLA Piper Rudnick Gray Cary US LLP 4700 Six Forks Road, Suite 200 Raleigh, NC 27609 Phone: (919) 786-2000 Facsimile: (919) 786-2200	J. Mark Klamer, Esq. James R. Levey, Esq. Bryan Cave LLP 211 North Broadway, Suite 3600 St. Louis, MO 63102 Phone: (314) 259-2000 Facsimile: (314) 259-2020

Approximate date of commencement of proposed sale to public: As soon as practicable after the effectiveness of the registration statement.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED JUNE 2, 2005

PROSPECTUS

3,000,000 Shares

    % Series A Cumulative Redeemable Preferred Shares

(Liquidation Preference $25.00 Per Share)

We are offering 3,000,000     % Series A Cumulative Redeemable Preferred Shares. We have granted the underwriters an option to purchase up to 450,000 additional Series A Preferred Shares to cover over-allotments. Distributions on the Series A Preferred Shares will be cumulative from the date of original issue and payable quarterly, beginning on or about             , 2005, at the rate of     % of the liquidation preference per annum, or $             per share. The Series A Preferred Shares are not redeemable until             , 2010, after which date we may redeem such shares at a redemption price of $25.00 per share, plus any accrued and unpaid dividends through the date of redemption. The Series A Preferred Shares have no maturity date and will remain outstanding indefinitely unless redeemed.

We are organized and conduct our operations to qualify as a REIT for federal income tax purposes. To assist us in complying with federal income tax requirements applicable to REITs, our charter contains certain restrictions relating to the ownership and transfer of our capital stock, including an ownership limit of 9.8% on our Series A Preferred Shares.

No market currently exists for our Series A Preferred Shares. We intend to apply to list our Series A Preferred Shares on the New York Stock Exchange under the symbol “EHP PrA.” If the application is approved, trading of the Series A Preferred Shares is expected to commence within 30 days after initial delivery.

See “ Risk Factors” beginning on page 11 to read about risks you should consider before buying our Series A Preferred Shares.

	Per Share		Total
Public offering price (1)		$25.00		$75,000,000
Underwriting discounts and commissions	$		$
Proceeds, before expenses, to us	$		$

(1)	Plus accrued distributions, if any, from the original date of issue.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our Series A Preferred Shares, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Series A Preferred Shares in book-entry form through The Depository Trust Company on or about             , 2005.

A.G. EDWARDS	WACHOVIA SECURITIES

LEGG MASON WOOD WALKER INCORPORATED
JMP SECURITIES
BB&T CAPITAL MARKETS
KEYBANC CAPITAL MARKETS

The date of this prospectus is             , 2005.

You should rely only on the information contained in this prospectus. Neither the underwriters nor we have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

i

ii

All brand and trade names, logos or trademarks contained or referred to in this prospectus are the property of their respective owners, and their appearance in this prospectus may not in any way be construed as participation by, or endorsement of, this offering by any of our franchisors. For more information, see “Business and Properties—Franchise Licenses.”

iii

PROSPECTUS SUMMARY

This summary highlights information relating to Eagle Hospitality Properties Trust, Inc. and our Series A Preferred Shares that are being offered by this prospectus. To better understand the offering and our business, you should carefully review this entire prospectus, including “Risk Factors.” Unless indicated otherwise, the information included in this prospectus assumes no exercise of the underwriters’ over-allotment option. Unless indicated otherwise, much of the financial information included in this prospectus has been calculated assuming that no earn-out payments are made with respect to any of the hotels that we acquired in connection with our initial public offering. All references in this prospectus to “we,” “us,” “our” or similar references mean Eagle Hospitality Properties Trust, Inc., EHP Operating Partnership, L.P., our operating partnership, EHP TRS Holding Co., Inc., our taxable REIT subsidiary holding company or “TRS,” and our and their other subsidiaries, in each case unless otherwise mentioned or unless the context otherwise requires. In addition, unless otherwise mentioned or unless the context otherwise requires, all references in this prospectus to “Corporex” or the “Corporex Companies” means Corporex Companies LLC and its subsidiaries. When we use the term “full-service and all-suites hotel” in this prospectus, we mean full-service hotels and full service all-suites hotels that provide food and beverage service and meeting and banquet space and that are included in the upper upscale chain scale, as classified by Smith Travel Research. When we use the term “total enterprise value” in this prospectus, we mean the sum of our long-term debt and the market value of our equity securities at a particular moment in time.

Overview

Eagle Hospitality Properties Trust, Inc. is a self-advised REIT that was recently formed to pursue investment opportunities in the full-service and all-suites hotel industry. We succeeded to the full-service and all-suites hotel business of Corporex Companies LLC, a commercial real estate company based in the Cincinnati metropolitan area, effective as of October 1, 2004.

We currently own a 100% interest in nine hotels and a 49% interest in a 10th hotel, with the right and obligation to acquire the remaining 51% interest in the tenth hotel no later than January 31, 2006. Our young portfolio, flagged by nationally recognized premier brands consisting of Embassy Suites Hotels, Marriott®, Hyatt and Hilton, currently generates a stable stream of significant and not yet fully stabilized net operating income. We believe that our portfolio is well poised to achieve future growth by benefiting from improving industry-wide market conditions. In addition, we believe we will be able to use our relatively low leveraged balance sheet in implementing a highly selective and disciplined acquisition strategy to capitalize on full-service and all-suites hotel value creation opportunities.

We are self-advised and own our hotels and conduct our business through an operating partnership, EHP Operating Partnership, L.P. Our company is the sole general partner of and, as of March 31, 2005, owned approximately 74% of the limited partnership units in our operating partnership. Limited partners (including certain of our officers and directors) own the remaining operating partnership units. After one year, limited partners may generally redeem each unit for the cash value of one share of our common stock or, at our sole option, one share of common stock.

We were incorporated in Maryland in April 2004. Our principal executive offices are located at 100 E. RiverCenter Blvd., Suite 480, Covington, KY 41011. Our telephone number is (859) 581-5900 and our website is www.eaglehospitality.com. Information on our website is not part of this prospectus.

Recent Developments

On February 18, 2005, we finalized an $81.8 million five-year, non-recourse loan, which we refer to as the “Prudential Loan.” This loan involves both a fixed-rate and floating-rate component with $58.0 million fixed at an interest rate of 5.43% and the remainder having a variable interest rate of 175 basis points over 30-day LIBOR. Approximately $68 million of the proceeds were used to pay down $4.0 million of the loan for the Embassy Suites Hotel Columbus/Dublin and to retire the loans for the Cincinnati Landmark Marriott, the Embassy Suites Hotel Cleveland/Rockside (related party loan from Corporex) and the Embassy Suites Hotel Denver-International Airport. This loan is subject to certain financial covenants and is collateralized by the Cincinnati Landmark Marriott, the Embassy Suites Hotel Cleveland/Rockside and the Embassy Suites Hotel Tampa-Airport/Westshore.

On February 24, 2005, we completed the acquisition of the 270-room Embassy Suites Hotel Phoenix-Scottsdale for $33.0 million. In connection with this acquisition, we finalized a $22.1 million three-year, full recourse loan having an interest rate of 215 basis points over 30-day LIBOR that is collateralized by the Embassy Suites Hotel Phoenix-Scottsdale. The proceeds of this loan were used to pay for this acquisition and the remainder of the purchase price was paid from existing cash. This hotel is being managed by Commonwealth Hotels, Inc.

Investment Highlights

Significant Embedded Cash Flow Growth. We believe we have one of the youngest portfolios of full-service hotels in the public REIT industry. Eight of our hotels were either built or significantly expanded and renovated since 1998. Because four of these hotels have not yet achieved stabilized performance due to their relative youth, we believe that our initial portfolio has the potential to achieve significant embedded cash flow growth over the next several years.

Stable Distributions. We believe that the potential growth embedded in our portfolio, together with our growth-oriented balance sheet and full-service and all-suites hotel acquisition focus, will enable us to generate consistent cash flows with potential for growth that we can in turn distribute to our stockholders. Because distributions will be authorized by our board of directors and declared by us based upon a variety of factors deemed relevant by our directors, we cannot provide any assurances as to the amount, timing or frequency of any future distributions.

Disciplined Acquisition Focus on Full-Service and All-Suites Hotels. Our business plan is to focus solely on full-service and all-suites hotels flagged by nationally-recognized premier brands. We believe that this sector of the lodging industry generally provides the greatest opportunities to improve top-line and bottom-line performance through aggressive asset management.

Improving Industry-Wide Conditions. We expect improving industry fundamentals to increase RevPAR and the cash flow performance of our hotels. According to industry observer PricewaterhouseCoopers LLP, lodging demand and growth in room revenues per available room, or “RevPAR,” is expected to significantly improve in 2005. Further, according to PricewaterhouseCoopers LLP, the upper upscale chain scale, in which all of our hotels operate, is expected to realize greater RevPAR growth than the lodging industry as a whole during 2005.

Growth-Oriented Balance Sheet. As of March 31, 2005, we had $163.1 million of consolidated debt, or 41.8% of our total enterprise value, and our leverage policy going forward is generally to maintain target consolidated debt levels of no more than 50% of our total enterprise value. We believe that this relatively conservative leverage policy helps protect our ability to pay attractive distributions to our stockholders, reinvest in our existing hotels and capitalize on selective and disciplined external growth opportunities.

Experienced and Aligned Management Team. Messrs. Butler and Blackham, as a result of their affiliation with Corporex, were key figures in the development, acquisition, financing and asset management of our hotels. Further, our senior officers and directors own approximately 20% of our company, which we believe serves to align their economic interests with those of our stockholders.

Corporex Strategic Alliance. We have strategic alliance agreements with Corporex and some of its affiliates that enhance our ability to grow by providing us a significant advantage in identifying other full-service and all-suites hotel investments. We expect Corporex’s established national network of lodging industry contacts, acquisition expertise, and redevelopment and development expertise to provide us with a significant pipeline of investment opportunities. Our strategic alliance agreements generally prohibit Corporex and its affiliates from competing with us with respect to full-service and all-suites hotel investments.

Performance-Based Relationship with Commonwealth Hotels, Inc. Our preferred hotel manager, Commonwealth Hotels, Inc., has generally out-performed its market peers as evidenced by premiums in RevPAR relative to the local competition of our hotels for at least the last five years and has received numerous awards from franchisors. Our management agreements are designed to reward Commonwealth Hotels, Inc. for exceeding certain pre-defined thresholds of return on invested capital, inclusive of any major capital investments that we make in the future.

Risk Factors

An investment in our Series A Preferred Shares involves various risks. You should carefully consider these and other matters discussed under “Risk Factors” prior to making an investment in us. Such risks include:

•	We may be unable to deploy the net proceeds raised in this offering on acceptable terms or at all, which would harm our financial condition and operating results.

•	Our Chairman, William P. Butler, has conflicts of interest with us. Mr. Butler owns 85% of Commonwealth Hotels, Inc., the manager of nine of our hotels, which receives substantial management fees from, and which has strategic alliance agreements with, us.

•	Certain of our officers and directors may suffer different and more adverse tax consequences than our stockholders upon a sale of some of our hotels. Because of these conflicts of interest, and because of our tax indemnity obligation to the contributors of some of our hotels, our management may make decisions concerning the sale, acquisition or refinancing of hotels that are not in the best interest of our stockholders.

•	Six of our hotels opened since 1999 and have very limited operating histories. These hotel properties may not achieve anticipated operating results.

•	While our policy is to generally maintain target consolidated debt levels of no more than 50% of our total enterprise value, our board of directors may change this and our other operating policies and strategies at any time without stockholder approval. Our debt service obligations may reduce our cash available for distributions, operations, capital expenditures and other business purposes.

•	For the purpose of preserving our REIT qualification, our charter prohibits direct or constructive ownership by any person of more than 9.8% in value of all of our outstanding capital stock, and attempts to acquire our capital stock in excess of the 9.8% limit without prior approval from our board of directors are void.

•	If we do not qualify as a REIT, we will be subject to tax as a regular corporation and face substantial tax liability, which would limit our ability to make distributions to our stockholders.

Our Team

Our team consists of a talented group of officers, directors and key employees with extensive experience in acquiring, financing, developing and operating full-service and all-suites hotels, many of whom own a significant stake in our company.

•	William P. Butler. Mr. Butler is our non-executive Chairman of the Board of Directors. He is also the chairman of the board and chief executive officer of Corporex, which he founded in 1965, and chairman and chief executive officer of Commonwealth Hotels, Inc. Mr. Butler owns an approximate 20% interest in our company.

•	J. William Blackham. Mr. Blackham is our President and Chief Executive Officer. Together with our Chairman, Mr. Blackham was a key figure in identifying, analyzing, acquiring financing and asset managing our initial full-service and all-suites hotel portfolio. Mr. Blackham owns an approximate 1.0% interest in our company.

•	Raymond D. Martz. Mr. Martz is our Chief Financial Officer. Before joining us on May 2, 2005, Mr. Martz had previously been employed by LaSalle Hotel Properties, a hotel REIT based in Bethesda, Maryland, in a variety of finance functions since 1997, including having served as its Treasurer since 2004, Vice President Finance & Investor Relations from 2001 to 2004 and Director of Finance from 1998 to 2001.

•	Brian Guernier. Mr. Guernier is our Senior Vice President of Acquisitions. Before joining us in October 2004, Mr. Guernier spent the prior five years as Vice President of Acquisitions and Development of CNL Hospitality Corp., during which time CNL Hospitality’s portfolio increased from nine hotels to more than 130 hotels.

Our Hotels

The following table sets forth information for our hotels as of March 31, 2005:

Property	Location	Year Opened		Number of Rooms	Banquet/ Meeting Space Sq. Ft.
Cincinnati Landmark Marriott	Covington, KY	1999		321	10,000
Hilton Cincinnati Airport	Florence, KY	1987	(1)	306	9,000
Hyatt Regency Rochester	Rochester, NY	1992		336	14,000
Chicago Marriott Southwest at Burr Ridge	Burr Ridge, IL	2004		184	11,000
Embassy Suites Hotel Cincinnati-RiverCenter	Covington, KY	1990		226	6,000
Embassy Suites Hotel Columbus/Dublin	Dublin, OH	2000		284	13,000
Embassy Suites Hotel Cleveland/Rockside	Independence, OH	2001		271	13,000
Embassy Suites Hotel Denver-International Airport	Denver, CO	2002		174	5,000
Embassy Suites Hotel Phoenix-Scottsdale	Scottsdale, AZ	2000		270	14,000
Embassy Suites Hotel Tampa-Airport/Westshore	Tampa, FL	1984	(2)	221	6,000

Total				2,593	101,000

(1)	The Hilton Cincinnati Airport was originally built in 1987 but was significantly expanded and renovated in 1998 and 2005.
(2)	The Embassy Suites Hotel Tampa-Airport/Westshore was originally built in 1984 but was significantly renovated in 2005.

The Offering

Securities Offered

3,000,000             % Series A Cumulative Redeemable Preferred Shares. The underwriters may also purchase up to an additional 450,000 Series A Preferred Shares at the public offering price less underwriting discounts and commissions to cover over-allotments, if any, within 30 days of the date of this prospectus supplement.

Distributions

Holders of the Series A Preferred Shares will be entitled to receive, when and as authorized by our board of directors, out of funds legally available for the payment of distributions, cumulative cash distributions at the rate of         % of the liquidation preference per annum (equivalent to $             per annum per share). Distributions on the Series A Preferred Shares will accrue and be cumulative from the date of original issue and will be payable quarterly in arrears on the last calendar day of each of             ,             ,              and             , or, if not a business day, the next business day. The first distribution on the Series A Preferred Shares will be paid on or about                     , 2005.

Liquidation Preference

$25.00 per share, plus an amount equal to any accrued and unpaid distributions to the date of such liquidation, dissolution or winding up, before any distribution of assets is made to holders of common stock or any other capital shares that rank junior to the Series A Preferred Shares as to liquidation rights.

Optional Redemption

The Series A Preferred Shares are not redeemable prior to                     , 2010. On and after                     , 2010, at our option upon not less than 30 nor more than 60 days’ written notice, we may redeem the Series A Preferred Shares, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per share, plus all accrued and unpaid distributions thereon to the date fixed for redemption (except in certain limited circumstances), without interest, to the extent we have funds legally available.

Ranking

The Series A Preferred Shares will rank senior to our common stock, and equally with any other outstanding preferred stock, with respect to payment of distributions or amounts upon our liquidation, dissolution or winding up.

Voting Rights

Holders of Series A Preferred Shares will not have any voting rights, except as set forth below or as otherwise required by law. If distributions on the Series A Preferred Shares are in arrears for six or more quarterly periods, whether or not such quarterly periods are consecutive, holders of the Series A Preferred Shares (voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors to serve on our board of directors until all distribution arrearages have been paid.

Restrictions on Transfer	To assist us in qualifying as a REIT, no person or entity may beneficially or constructively own more than 9.8% in value of all of our outstanding capital stock.

Listing

We intend to file an application to list the Series A Preferred Shares on the New York Stock Exchange. If the application is approved, trading of the Series A Preferred Shares on the New York Stock Exchange is expected to begin within a 30-day period after the date of initial delivery of the shares.

Conversion	The Series A Preferred Shares are not convertible into or exchangeable for any other property or securities.

Use of Proceeds

We expect to receive net proceeds from the sale of the Series A Preferred Shares of approximately $             million, after deducting commissions, discounts and offering expenses. If the underwriters’ over-allotment option is exercised in full, our net proceeds from the offering will be approximately $             million after deducting the underwriting discount and estimated offering expenses. We intend to use the net proceeds to acquire additional hotels and for general corporate and working capital purposes.

Summary Historical Combined and Consolidated and Pro Forma Consolidated Financial and Operating Data

The following table sets forth summary selected combined and consolidated operating and financial data on a pro forma and historical basis for our company and for Eagle Hospitality Group, the predecessor to our business. We succeeded to the full-service and all-suites hotel business of Corporex Companies LLC effective as of October 1, 2004. As a result, we have not presented historical information for our company prior to October 1, 2004, because during that period, we did not have material corporate activity. Eagle Hospitality Group is not a legal entity, but rather a combination of nine completed hotels that were owned by various limited partnerships, corporations and limited liability companies controlled by Corporex Companies LLC prior to our commencement of operations.

The following selected historical combined and consolidated financial data for the year ended December 31, 2004 were derived from audited consolidated financial statements of Eagle Hospitality Group for the period from January 1, 2004 to September 30, 2004 and audited consolidated financial statements of our company from October 1, 2004 to December 31, 2004. The following summary historical combined financial data as of December 31, 2003 and for each of the two years in the period ended December 31, 2003 were derived from audited combined financial statements of Eagle Hospitality Group contained elsewhere in this prospectus. The following selected historical combined financial data as of December 31, 2002, 2001 and 2000 and for each of the years ended December 31, 2001 and 2000 were derived from unaudited combined financial statements of Eagle Hospitality Group that are not contained in this prospectus. The audited and unaudited historical combined and consolidated financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial condition and the results of operations as of such dates and for such periods under accounting principles generally accepted in the United States.

We own a 100% interest in all of our hotels, except that we own a 49% interest in the entity that owns the Embassy Suites Hotel Cincinnati-RiverCenter. However, because we have the right and obligation to acquire the remaining 51% interest in such entity from William P. Butler no later than January 31, 2006 in exchange for 427,485 operating partnership units, the assets, liabilities and operations of such entity are included in our consolidated financial statements as required by GAAP.

The unaudited pro forma financial and operating data for the year ended December 31, 2004 assume the following transactions were completed as of January 1, 2004: (1) the sale of 3,000,000 Series A Preferred Shares offered by this prospectus; (2) the acquisition of the Embassy Suites Hotel Phoenix-Scottsdale for $33.0 million in cash and related incurrence of a $22.1 million loan collateralized by such hotel; and (3) our initial public offering and the related formation and refinancing transactions. The unaudited pro forma consolidated statement of operations data for the three months ended March 31, 2005 assume this offering and the acquisition and related financing of the Embassy Suites Hotel Phoenix-Scottsdale were completed as of January 1, 2005. The unaudited pro forma consolidated balance sheet data as of March 31, 2005 assume this offering was completed as of March 31, 2005. See “Unaudited Pro Forma Financial Information” for cautionary statements regarding the use and interpretation of this pro forma information.

You should read the following summary historical combined and consolidated and pro forma consolidated financial and operating data together with “Unaudited Pro Forma Financial Information,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined and consolidated financial statements and related notes included elsewhere in this prospectus.

	Pro Forma for the Year Ended December 31, 2004		Pro Forma for the Three Months Ended March 31, 2005		Historical for the Years Ended December 31,
					2000		2001		2002		2003		2004
Operating Data:
Number of Rooms (1)	2,593		2,593		1,694		1,965		2,139		2,139		2,323
Number of Room Nights Annually (2)	981,926		233,263		525,432		635,654		722,445		780,735		809,186
Occupancy	66.0%		62.5%		67.6%		57.2%		62.4%		60.6%		65.2%
Average Daily Rate (ADR)	$102.53		$119.20		$115.24		$115.64		$108.68		$112.68		$111.82
RevPAR	$67.72		$74.49		$77.86		$66.11		$67.77		$68.27		$72.86

					(dollars in thousands, except per share amounts)
Statement of Operations Data:
Revenues	$92,711		$24,015		$56,989		$59,104		$69,820		$74,655		$82,298
Hotel operating expenses, excluding depreciation, amortization and corporate overhead	$66,437		$17,525		$42,768		$45,139		$50,683		$53,908		$58,373
Corporate overhead	3,082		1,781		—		—		—		—		1,275
Depreciation and amortization (3)	11,674		2,861		5,996		6,596		8,563		9,518		9,285

Operating profit	11,518		1,848		8,225		7,369		10,574		11,229		13,365
Interest income	(165)		(113)		(212)		(189)		(306)		(104)		(157)
Interest expense	9,142		2,306		10,912		11,478		12,026		12,060		10,852
Other income, net	—		(25)		—		(4)		6		10		—
Provision for income taxes	—		1,407		—		—		—		—		—
Minority interest	644		266		—		—		—		—		33

Net income (loss)	1,897		771		(2,475)		(3,924)		(1,140)		(717)		2,637
Preferred dividends	6,094		1,523		—		—		—		—		—

Net (loss) income available to common stockholders	$(4,197)		$(752)		$(2,475)		$(3,924)		$(1,140)		$(717)		$2,637

Basic income per common share	$(0.24)		$(0.04)										$0.01
Diluted income per common share	$(0.24)		$(0.04)										$—
Statement of Cash Flows Data:
Net cash provided by operating activities					$4,074		$1,068		$5,168		$8,737		$9,201
Net cash used in investing activities					(37,221)		(33,399)		(23,592)		(1,920)		(61,976)
Net cash provided by (used in) financing activities					34,365		33,107		17,657		(7,737)		71,686
Balance Sheet Data:
Total assets	$347,927		$356,491		$138,771		$167,513		$185,372		$177,022		$252,384
Total debt	152,908		163,069		147,242		183,173		200,553		196,840		130,795
Total liabilities	161,698		176,736		152,950		188,584		206,220		202,223		138,192
Total minority interest	17,120		15,160		—		—		—		—		17,035
Total owners’ equity (deficit)	169,109		164,595		(14,179)		(21,071)		(20,848)		(25,201)		97,157
Cash dividends declared per common share (4)	$—		$0.35		$—		$—		$—		$—		$—
Other Financial Data:
EBITDA (5)	$23,357		$4,797		$14,433		$14,150		$19,449		$20,861		$24,082
FFO (6)	$8,121		$2,375		$3,521		$2,672		$7,423		$8,801		11,922
Ratio of earnings to fixed charges (7)	1.28	x	1.45	x	0.77	x	0.66	x	0.91	x	0.94	x	1.25	x
Ratio of earnings to fixed charges and preferred dividends (7)	0.77	x	0.87	x	0.77	x	0.66	x	0.91	x	0.94	x	1.25	x

(1)	As of period end.
(2)	The following hotels were opened/acquired during the period of January 1, 2000 through March 31, 2005:

Property	Opening/Acquisition Date
Embassy Suites Hotel Columbus/Dublin	November 29, 2000
Embassy Suites Hotel Cleveland/Rockside	October 29, 2001
Embassy Suites Hotel Denver-International Airport	December 2, 2002
Chicago Marriott Southwest at Burr Ridge	August 11, 2004
Embassy Suites Hotel Phoenix-Scottsdale	February 24, 2005

(3)	Investments in hotel properties will be stated at acquisition cost and allocated to property and equipment and identifiable intangible assets in accordance with Statement of Financial Accounting Standards No. 141. Property and equipment will be recorded at current replacement value for similar capacity, and identifiable intangible assets will be recorded at estimated fair value. Property and equipment will be depreciated using the straight-line method over an estimated useful life of 15-40 years for building and improvements and 3-10 years for furniture and equipment.
(4)	No dividends were declared prior to 2005.
(5)	EBITDA is defined as net income (loss) before interest, taxes, depreciation and amortization. We believe EBITDA is a useful financial performance measure of adjusted earnings for us and for our stockholders and is a complement to net income and other financial performance measures provided in accordance with GAAP. We use EBITDA to measure the financial performance of our operating hotels because it excludes expenses such as depreciation, amortization, taxes and interest expense, which are not indicative of operating performance. By excluding interest expense, EBITDA measures our financial performance irrespective of our capital structure or how we finance our properties and operations. By excluding depreciation and amortization expense, which can vary from hotel to hotel based on a variety of factors unrelated to the hotels’ financial performance, we can more accurately assess the financial performance of our hotels. Under GAAP, hotel properties are recorded at historical cost at the time of acquisition and are depreciated on a straight-line basis. By excluding depreciation and amortization, we believe EBITDA provides a basis for measuring the financial performance of hotels unrelated to historical cost. However, because EBITDA excludes depreciation and amortization, it does not measure the capital we require to maintain or preserve our fixed assets. In addition, because EBITDA does not reflect interest expense, it does not take into account the total amount of interest we pay on outstanding debt nor does it show trends in interest costs due to changes in our borrowings or changes in interest rates. EBITDA, as calculated by us, may not be comparable to EBITDA reported by other companies that do not define EBITDA exactly as we define the term. Because we use EBITDA to evaluate our financial performance, we reconcile it to net income (loss) which is the most comparable financial measure calculated and presented in accordance with GAAP. EBITDA does not represent net income (loss) and should not be considered as an alternative to operating income or net income determined in accordance with GAAP. EBITDA does not represent cash flows from operating activities determined in accordance with GAAP, and should not be considered as an indicator of performance or as an alternative to cash flows from operating activities as an indicator of liquidity. Below is a reconciliation of EBITDA to net income (loss).

	Pro Forma for the Year Ended December 31, 2004	Pro Forma for the Three Months Ended March 31, 2005	Historical for the Years Ended December 31,
			2000	2001	2002	2003	2004
			(dollars in thousands)
Reconciliation of EBITDA
Net income (loss)	$1,897	$771	$(2,475)	$(3,924)	$(1,140)	$(717)	$2,637
Plus minority interest	644	266	—	—	—	—	33
Plus depreciation and amortization	11,674	2,861	5,996	6,596	8,563	9,518	9,285
Plus interest expense	9,142	2,306	10,912	11,478	12,026	12,060	10,852
Less income tax benefit	—	(1,407)	—	—	—	—	—

EBITDA	$23,357	$4,797	$14,433	$14,150	$19,449	$20,861	$22,807

(6)	Funds From Operations (“FFO”) is used by industry analysts and investors as a supplemental operating performance measure of an equity REIT. FFO is calculated in accordance with the definition that was adopted by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”). FFO, as defined by NAREIT, represents net income (loss) determined in accordance with GAAP, excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated operating real estate assets, plus certain non-cash items such as real estate asset depreciation and amortization, and after adjustment for any minority interest deriving from unconsolidated partnerships and joint ventures. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. Thus, NAREIT created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from GAAP net income. Management believes that the use of FFO, combined with the required primary GAAP presentations, has improved the understanding of operating results of REITs among the investing public and made comparisons of REIT operating results more meaningful. Management considers FFO to be a useful measure of adjusted earnings for reviewing comparative operating and financial performance (although FFO should be reviewed in conjunction with net income (loss), which remains the primary measure of performance) because by excluding gains or losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization, FFO assists in comparing the operating performance of a company’s real estate between periods or as compared to different companies. Although FFO is intended to be a REIT industry standard, it may not be calculated in the same manner by other companies, and investors should not assume that FFO as reported by us is comparable to FFO as reported by other REITs. Below is a reconciliation of FFO to net income (loss).

	Pro Forma for the Year Ended December 31, 2004	Pro Forma for the Three Months Ended March 31, 2005	Historical for the Years Ended December 31,
			2000	2001	2002	2003	2004
Reconciliation of FFO
Net income (loss)	$1,897	$771	$(2,475)	$(3,924)	$(1,140)	$(717)	$2,637
Plus minority interest	644	266	—	—	—	—	33
Plus depreciation and amortization	11,674	2,861	5,996	6,596	8,563	9,518	9,285
Less preferred dividends	(6,094)	(1,523)	—	—	—	—	—

FFO	$8,121	$2,375	$3,521	$2,672	$7,423	$8,801	$11,955
(7)	The ratios of earnings to fixed charges and preferred dividends were computed by dividing income from continuing operations before minority interest, fixed charges (excluding interest capitalized), gain or loss from the sale of property, extraordinary items and preferred dividends. Fixed charges consist of interest expense (including interest costs capitalized) and preferred dividends. For the historical periods presented, the ratio of earnings to fixed charges and preferred dividends is the same as the ratio of earnings to fixed charges because there was no outstanding preferred stock.

	Pro Forma for the Year Ended December 31, 2004		Pro Forma for the Three Months Ended March 31, 2005		Historical for the Years Ended December 31,
					2000		2001		2002		2003		2004
Reconciliation of Coverage Ratios
Net income	$1,897		$771		$(2,475)		$(3,924)		$(1,140)		$(717)		$2,637
Minority interest	644		266		—		—		—		—		33
Interest expense	9,142		2,306		10,912		11,478		12,026		12,060		10,852

Earnings	11,683		3,343		8,437		7,554		10,886		11,343		13,522
Interest expense	9,142		2,306		10,912		11,478		12,026		12,060		10,852
Preferred dividends	6,094		1,523		—		—		—		—		—

Fixed charges	15,236		3,829		10,912		11,478		12,026		12,060		10,852
Ratio of earnings to fixed charges	1.28	x	1.45	x	0.77	x	0.66	x	0.91	x	0.94	x	1.25	x
Earnings deficiency	—		—		(2,475)		(3,924)		(1,140)		(717)		—
Ratio of earnings to fixed charges and preferred dividends	0.77	x	0.87	x	0.77	x	0.66	x	0.91	x	0.94	x	1.25	x
Earnings deficiency	(3,553)		(486)		(2,475)		(3,924)		(1,140)		(717)		—

RISK FACTORS

An investment in our Series A Preferred Shares involves various risks. You should carefully consider the following risk factors in conjunction with the other information contained in this prospectus before purchasing our Series A Preferred Shares. The risks discussed in this prospectus can adversely affect our business, liquidity, operating results, prospects and financial condition. This could cause the market price of our Series A Preferred Shares to decline and could cause you to lose all or part of your investment.

Risks Related to Our Business

Five of our hotels have only a brief operating history.

New hotel properties require start-up expenditures and a stabilization period to bring the hotels up to forecasted room rates and occupancy. Start-up costs, which are expensed as incurred, may be higher than anticipated, and it may take longer than we expect to achieve stabilized operating levels, if at all. Six of our hotels have opened since 1999, and financial results to date may not be a reliable predictor of future operating results. To the extent our newer hotels fail to generate expected returns, our operating results would suffer and our ability to make distributions to our stockholders would be limited.

Conflicts of interest could result in our management acting other than in our stockholders’ best interest.

Conflicts of interest relating to Commonwealth Hotels, Inc. may lead to management decisions that are not in the stockholders’ best interest. The chairman of our board of directors, Mr. William P. Butler, serves as the chairman of the board of directors of Commonwealth Hotels, Inc. Mr. Butler owns 85% of Commonwealth Hotels, Inc. Commonwealth Hotels, Inc. manages nine of our hotels and may provide related services and continue to provide property management services, fee development services and occasional property identification services for third parties. Additionally, Mr. Butler, through his interests in Corporex and its affiliates, including Commonwealth Hotels, Inc., owns interests in or otherwise has an interest in the performance of several lodging properties that are not full-service and all-suites hotels and that are not owned or controlled by our operating partnership.

Mr. Butler’s ownership interest in and management obligations to Commonwealth Hotels, Inc. will present him with conflicts of interest in making management decisions related to the commercial arrangements between us and Commonwealth Hotels, Inc.

Until such time as we acquire his remaining interest, no later than January 31, 2006, Mr. Butler beneficially owns a 51% interest in the entity that owns the Embassy Suites Hotel Cincinnati-RiverCenter. This type of joint venture investment may involve risks not otherwise present with respect to hotels that we wholly own, including the possibility that Mr. Butler might have business interests or goals inconsistent with ours. Also, even though Mr. Butler owes fiduciary duties to our stockholders in light of his position as Chairman of the Board, Mr. Butler could take actions contrary to our instructions or best interests because of his operating control over the hotel.

We have entered into 10-year management agreements with Commonwealth Hotels, Inc. relating to nine of our hotels. Since Mr. Butler controls Commonwealth Hotels, Inc., the management agreements were not negotiated in arm’s length transactions. Each management agreement describes the terms of Commonwealth Hotels, Inc.’s management of one of the hotels. Under certain circumstances, if we terminate a management agreement as to one of the hotels, we will be required to pay Commonwealth Hotels, Inc. a termination fee. As the majority owner of Commonwealth Hotels, Inc., which would receive any development, management and management termination fees payable by us under the management agreements, Mr. Butler may influence our decisions to sell a hotel or acquire or develop a hotel when it is not in the best interests of our stockholders to do so.

Commonwealth Hotels, Inc. will have a right of first refusal to manage all hotels that we acquire in the future, unless the acquisition opportunity was not known to us and has been brought to us by another pre-qualified management company or a majority of our independent directors decides in good faith for valid business reasons to use another management company. As a result of his ownership interest in and management obligations to Commonwealth Hotels, Inc., Mr. Butler’s relationship with Commonwealth Hotels, Inc. may present a conflict of interest in our decision to sell a hotel or acquire or develop a hotel.

Holders of units in our operating partnership, including members of our management team, may suffer adverse tax consequences upon our sale or refinancing of certain properties. Therefore, holders of units, either directly or indirectly, including Messrs. Butler and Blackham, may have different objectives than holders of our common stock regarding the appropriate pricing and timing of a property’s sale or timing and amount of a property’s refinancing. These officers and directors may influence us not to sell or refinance certain properties, even if such sale or refinancing might be financially advantageous to our stockholders, or to enter into tax-deferred exchanges with the proceeds of such sales when such a reinvestment might not otherwise be in our best interest.

Tax indemnification obligations, which apply in the event that we sell certain properties, could limit our operating flexibility.

If we dispose of any of the hotels that we acquired upon consummation of our initial public offering (other than the Embassy Suites Hotel Tampa-Airport/Westshore and the Hyatt Regency Rochester), we would be obligated to indemnify the original contributors (including their permitted transferees and persons who are taxable on the income of a contributor or permitted transferee) against certain tax consequences of the sale. We have agreed to pay a contributor’s tax liability with respect to gain allocated to the contributor under Section 704(c) of the Internal Revenue Code if we dispose of a property contributed by the contributor in a taxable transaction during a “protected period,” which continues until the earlier of:

•	10 years after the contribution of such property; and

•	the date on which the contributor no longer owns, in the aggregate, at least 25% of the units we issued to the contributor at the time of its contribution of property to our operating partnership.

This tax indemnity will be equal to the amount of the federal and state income tax liability the contributor incurs with respect to the gain allocated to the contributor upon such sale. The terms of the contribution agreements also require us to gross up the tax indemnity payment for the amount of income taxes due as a result of the tax indemnity payment. While the tax indemnities do not contractually limit our ability to conduct our business in the way we desire, we are less likely to sell any of the contributed properties in a taxable transaction during the indemnity period. Instead, we would either hold the property for the entire indemnity period or seek to transfer the property in a tax-deferred like-kind exchange. In addition, a condemnation of one of our properties could trigger our tax indemnification obligations.

If we were to have sold in a taxable transaction all seven of the initial nine hotels contributed to us in exchange for operating partnership units immediately after the closing of our initial public offering, our estimated total tax indemnification obligation to our indemnified contributors, including the gross-up payment, would have ranged between $45 million and $75 million. In addition, under certain of the tax indemnification agreements, we have agreed to use commercially reasonable efforts during the protected period to make available to the contributors opportunities to guarantee liabilities of our operating partnership, which will allow the contributors to defer recognition of gain in connection with the contribution of these seven hotels.

Hotel franchise requirements could increase our operating costs and lower our net income.

We must comply with operating standards and terms and conditions imposed by the franchisors of the hotel brands under which our hotels, including any hotels we may acquire in the future, operate as well as any hotels we may acquire in the future. The franchisors periodically inspect their licensed hotels to confirm adherence to their operating standards. The failure of a hotel to maintain standards could result in the loss or cancellation of a franchise license. With respect to operational standards, we rely on our outside property managers to conform to such standards. The franchisors may also require us to make certain capital improvements to maintain the hotel in accordance with system standards, the costs of which can be substantial. It is possible that a franchisor could condition the continuation of a franchise on the completion of capital improvements that our management or board of directors determines are too expensive or otherwise not economically feasible in light of general economic conditions or the operating results or prospects of the affected hotel. In that event, our management or board of directors may elect to allow the franchise to lapse or be terminated, which could result in a change in branding or in the operation of the hotel as an independent, unbranded hotel.

In addition, when the term of a franchise expires, the franchisor has no obligation to issue a new franchise. The loss of a franchise could significantly decrease the revenues at the hotel and reduce the underlying value of the affected hotel due to the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. The loss of a franchise could also reduce our cash available for distribution to stockholders.

Our returns depend on management of our hotels by third parties, including Commonwealth Hotels, Inc.

In order to qualify as a REIT, we cannot operate our hotel properties or participate in the decisions affecting the daily operations of our hotels. Our TRS may not operate the leased hotels and, therefore, it must enter into management agreements with eligible independent contractors that are not our subsidiaries or otherwise controlled by us to manage the hotels. Thus, independent hotel operators, under management agreements with our TRS, control the daily operations of our hotels.

Under the terms of the management agreements that we have with Commonwealth Hotels, Inc. and Hyatt Corporation, our ability to participate in operating decisions regarding the hotels is limited. We depend on these independent management companies to adequately operate our hotels as provided in the management agreements. We do not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel (for instance, setting room rates). Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in satisfactory operational results, we may not be able to force the management company to change its method of operation of our hotels. We can only seek redress if a management company violates the terms of the applicable management agreement with the TRS, and then only to the extent of the remedies provided for under the terms of the management agreement, which in the case of nine of our hotels were not negotiated on an arm’s length basis. Additionally, in the event that we need to replace any of our management companies, we may be required by the terms of the management agreement to pay substantial termination fees and may experience significant disruptions at the affected hotels. Furthermore, since Commonwealth Hotels, Inc. manages all but one of our hotels, any disruption in our relationship could result in lower revenues or higher operating costs, either of which would result in lower net income.

Unanticipated expenses and insufficient demand for hotels we open in new geographic markets could reduce our net income and limit our ability to make distributions to our stockholders.

As part of our business plan, we may develop or acquire new hotels in some geographic areas of the United States in which our management may have little or no operating experience. As a result, we may have to incur costs relating to the opening, operation and promotion of those new hotel properties that are substantially greater than those incurred in other areas. These hotels may attract fewer customers than our existing hotels, while at the same time, we may incur substantial additional costs with these new hotel properties. Unanticipated expenses and insufficient demand at a new hotel property, therefore, could reduce our net income and limit our ability to make distributions to our stockholders.

Future acquisitions may not yield the returns expected, may result in disruptions to our business, may strain management resources and may result in stockholder dilution.

Our external growth strategy and our market selection process may not ultimately be successful and may not provide positive returns on our investment. Acquisitions may cause disruptions in our operations and divert management’s attention away from day-to-day operations. The issuance of equity securities in connection with any acquisition could be substantially dilutive to our stockholders.

Geographic concentration of our hotels makes our business vulnerable to economic downturns in Ohio, particularly in the Cincinnati metropolitan area.

Five of our hotels are located in Ohio and Kentucky, three of which are located in the Cincinnati metropolitan area. Although our external growth strategy is focused on geographically diversifying our asset base, economic and real estate conditions in Ohio, particularly in Cincinnati, significantly affect our revenues and the value of our hotels for the foreseeable future. Business layoffs or downsizing, industry slowdowns, changing demographics and other similar factors may adversely affect the economic climate in Ohio. Any resulting oversupply or reduced demand for hotels in Ohio would therefore have a disproportionate negative impact on our revenues and limit our ability to make distributions to stockholders.

We may be unable to generate sufficient revenue from operations to pay our operating expenses and to pay distributions to our stockholders.

As a REIT, we are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and by excluding net capital gain, each year to our stockholders. In the event of future downturns in our operating results and financial performance or unanticipated capital improvements to our hotels, including capital improvements which may be required by our franchisors, we may be unable to declare or pay distributions to our stockholders. The timing and amount of distributions are in the sole discretion of our board of directors, which will consider, among other factors, our financial performance, debt service obligations and debt covenant compliance and capital expenditure requirements. We cannot assure you that we will be able to generate sufficient cash to fund distributions. Furthermore, if our operating performance suffers, our cash available for distribution could be less than 90% of our REIT taxable income. In this event, we would either be required to borrow funds to pay the distribution or lose our REIT status.

Among the factors that could reduce our net income and limit our distributions to stockholders are the failure of our TRS to make required rent payments because of reduced net operating profits or operating losses, increased debt service requirements and capital expenditures at our hotels, including capital expenditures required by the franchisors of our hotels. Among the factors that could reduce the net operating profits of our TRS are decreases in hotel revenues and increases in hotel operating expenses. Hotel revenue can decrease for a number of reasons, including increased competition from a new supply of hotel rooms and decreased demand for hotel rooms. These factors can reduce both occupancy and room rates at our hotels.

Future debt service obligations could adversely affect our overall operating results, may require us to liquidate our properties, may jeopardize our tax status as a REIT and limit our ability to make distributions to our stockholders.

While we have adopted a target debt level of no more than 50% of our total enterprise value, our board of directors may change this debt policy at any time without stockholder approval. We and our subsidiaries may be able to incur substantial additional debt, including secured debt, in the future. Incurring debt could subject us to many risks, including the risks that:

•	our cash flow from operating activities will be insufficient to make required payments of principal and interest;

•	our debt may increase our vulnerability to adverse economic and industry conditions;

•	we may be required to dedicate a substantial portion of our cash flow from operating activities to payments on our debt, thereby reducing cash available for distribution to our stockholders, funds available for operations and capital expenditures, future business opportunities or other purposes; and

•	the terms of any refinancing will not be as favorable as the terms of the debt being refinanced.

If we violate covenants in our indebtedness agreements, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on attractive terms, if at all.

If we incur or obtain debt in the future and do not have sufficient funds to repay our debt at maturity, it may be necessary to refinance this debt through additional debt financing, private or public offerings of debt securities, or additional equity financings. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancings, increases in interest expense would lower our cash flow, and, consequently, cash available for distribution to our stockholders. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of hotels on disadvantageous terms, potentially resulting in losses that reduce cash flow from operating activities. To the extent we cannot meet our debt service obligations, we risk losing some or all of those hotels to foreclosure. Also, covenants applicable to our debt could impair our planned strategies and, if violated, result in a default of our debt obligations, which could cause us to seek protection under the bankruptcy laws and likely would result in a total loss of a stockholder’s investment.

Our operating results are sensitive to fluctuations in interest rates, and our hedging strategies may not be effective.

Higher interest rates could increase debt service requirements on our floating rate debt and could reduce the amounts available for distribution to our stockholders, as well as reducing funds available for our operations, future business opportunities, or other purposes. We may obtain in the future one or more forms of interest rate protection—in the form of swap agreements, interest rate cap contracts or similar agreements—to “hedge” against the possible negative effects of interest rate fluctuations. However, we cannot assure you that any hedging will adequately relieve the adverse effects of interest rate increases or that counterparties under these agreements will honor their obligations under them. In addition, we may be subject to risks of default by hedging counterparties. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable. To satisfy payment obligations, we could be required to liquidate one or more of our hotel investments at times which may not permit us to receive an attractive return on our investment in order to meet our debt service obligations, which could also expose us to liability under our tax indemnification agreements with some holders of operating partnership units.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and operating results and compliance will result in additional expenses.

We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. During the course of our testing we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if we fail to maintain the adequacy of our internal controls, as such standards may be modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and operating results. Additionally, our efforts to comply with Section 404 of the Sarbanes-Oxley Act and the related regulations have required, and we believe will continue to require, the commitment of significant financial and managerial resources, which may materially adversely affect our business and results of operations.

Risks Related to Hotel Investments

Hotel development is subject to timing, budgeting and other risks that would increase our operating costs and limit our ability to make distributions to stockholders.

We intend to acquire newly-developed and redeveloped hotels from time to time as suitable opportunities arise, taking into consideration general economic conditions. Newly-developed hotel properties involve a number of risks, including risks associated with:

•	construction delays or cost overruns that may increase project costs;

•	receipt of zoning, occupancy and other required governmental permits and authorizations;

•	development costs incurred for projects that are not pursued to completion;

•	acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;

•	ability to raise capital; and

•	governmental restrictions on the nature or size of a project.

We cannot assure you that any development project will be completed on time or within budget. Our inability to complete a project on time or within budget would increase our operating costs and reduce our net income.

The hotel business is capital intensive, and our inability to obtain financing could limit our growth.

Our hotel properties will require periodic capital expenditures and renovation to remain competitive. The lenders under some of our mortgage debt agreements require us to set aside varying amounts each year for capital improvements at our hotels. Acquisitions or development of additional hotel properties will require significant capital expenditures. We may not be able to fund capital improvements or acquisitions solely from cash provided from our operating activities because we must distribute at least 90% of our REIT taxable income each year to maintain our REIT tax status. Consequently, we will rely upon the availability of debt or equity capital to fund hotel acquisitions and improvements. As a result, our ability to fund capital expenditures, acquisitions or hotel development through retained earnings will be limited. Our ability to grow through acquisitions or development of hotels will be limited if we cannot obtain satisfactory debt or equity financing, which will depend on market conditions. Neither our charter nor our bylaws limits the amount of debt that we can incur. However, we cannot assure you that we will be able to obtain additional equity or debt financing or that we will be able to obtain such financing on favorable terms.

Our dependence on the increasing use of Internet travel intermediaries by consumers could result in lower net income.

Some of our hotel rooms will be booked through Internet travel intermediaries such as Travelocity.com, Expedia.com and Priceline.com. As these Internet bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from us and our management companies. Moreover, some of these Internet travel intermediaries are attempting to offer hotel rooms as a commodity, by increasing the importance of price and general indicators of quality (such as “three-star downtown hotel”) at the expense of brand identification. These agencies hope that consumers will eventually develop brand loyalties to their reservations systems rather than to our lodging brands. Although most of the business for our hotels is expected to be derived from traditional channels, if the amount of sales made through Internet intermediaries increases significantly, room revenues may flatten or decrease and our profitability would decline, which would decrease the value of our securities.

Uninsured and underinsured losses could reduce our net income and limit our ability to make distributions to our stockholders.

We maintain comprehensive insurance on each of our hotels, including liability, fire and extended coverage, of the type and amount we believe are customarily obtained for or by hotel owners. The coverage under our insurance policy is the full replacement cost of the hotels. There are no assurances that current coverage will continue to be available at reasonable rates. Catastrophic losses may not be economically insurable, if at all. At this time we have not obtained terrorism or flood insurance on our hotel properties because we deem it unnecessary and costly. Lenders may require in the future such insurance, and our failure to obtain such insurance could constitute a default under loan agreements. Depending on our access to capital, liquidity and the value of the properties securing the affected loan in relation to the balance of the loan, a default could reduce our net income and limit our ability to obtain future financing.

In the event of a substantial loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property including, in some circumstances, payments due under management or franchise agreements. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property.

Because we do not have owners’ title insurance policies on all of our hotels, we could incur significant expenses to remedy any unknown title defects, which would harm our financial condition and reduce our ability to make distributions to our stockholders.

Although we have lenders’ title insurance policies with coverage equal to the maximum principal amount of debt at our hotels, we do not have owners’ title insurance policies on all of our hotels. As a result, we are exposed to losses in the event of an unknown title defect. Even though we are not aware of any title defects and do not expect to incur any losses related thereto, to the extent we suffer a title defect at one or more of our hotels, we could be required to incur significant expenses to cure such defect. If we were unable to cure such an unknown title defect at one of our hotels, we could lose our entire equity investment in such a hotel and could even incur liability from representations of title made in various loan and possibly other documents, which would severely harm our financial condition and reduce our ability to make distributions to our stockholders.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more hotels in our portfolio in response to changing economic, financial and investment conditions is limited. The real estate market is affected by many factors that are beyond our control, including:

•	adverse changes in national and local economic and market conditions;

•	changes in interest rates and in the availability, cost and terms of debt financing;

•	changes in governmental laws and regulations, fiscal policies and zoning and other ordinances and costs of compliance with laws and regulations;

•	the ongoing need for capital improvements, particularly in older structures;

•	changes in operating expenses; and

•	civil unrest, terrorism, acts of war and natural disasters, including earthquakes and floods, which may result in uninsured and underinsured losses.

We may decide to sell our hotels in the future. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

We may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. In acquiring a property, we may agree to lock-out provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property or an indemnification of adverse tax consequences to sellers. We have entered into such agreements with respect to seven of our hotels with the contributors of those hotels. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could reduce our net income and limit our ability to pay distributions to stockholders.

The costs of compliance with or liabilities under environmental laws may harm our operating results.

Our hotels may be subject to environmental liabilities. An owner of real property can face liability for environmental contamination created by the presence or discharge of hazardous substances on the property. We may face liability regardless of:

•	our knowledge of the contamination;

•	the timing of the contamination;

•	the cause of the contamination; or

•	the party responsible for the contamination of the property.

We have reviewed Phase I ESAs that were previously prepared for all of our hotels. Even though the Phase I ESAs we have reviewed did not reveal any material environmental contamination that might have a material adverse effect on our business, assets, results of operations or liquidity, we may have material environmental liabilities of which we are unaware. With the exception of the Phase I ESA completed in connection with the acquisition of the Embassy Suites Hotel Phoenix-Scottsdale, these Phase I ESAs were obtained in the past, and do not protect us as the purchaser of the hotels under the six-month statutory safe harbor from CERCLA liabilities. The Phase I ESAs may not identify all potential environmental liabilities.

There may be unknown environmental problems associated with our properties. For instance, in the past some of our properties may have used underground tanks for the storage of petroleum-based or waste products, about which we have no knowledge, that could create a potential for release of hazardous substances. If environmental contamination exists on our properties, we could become subject to strict, joint and several liability for the contamination by virtue of our ownership interest.

The presence of hazardous substances on a property may cause a decline in the value of that property and we may incur substantial remediation costs. The discovery of environmental liabilities attached to our properties could increase our operating costs and limit our ability to pay distributions to stockholders.

Our hotels may unknowingly contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property, which would reduce our cash available for distribution. In addition, the presence of significant mold could expose us to liability from our guests, employees of ours or of our property managers and others if property damage or health concerns arise.

Risks Related to Our Status as a REIT

If we do not qualify as a REIT, we will be subject to tax as a regular corporation and face substantial tax liability.

Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which only a limited number of judicial or administrative interpretations exist. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT. If we fail to qualify as a REIT in any tax year, then:

•	we would be taxed as a regular domestic corporation, which, among other things, means being unable to deduct distributions to stockholders in computing taxable income and being subject to federal income tax on our taxable income at regular corporate rates;

•	any resulting tax liability could be substantial and would reduce the amount of cash available for distribution to stockholders; and

•	unless we were entitled to relief under applicable statutory provisions, we would be disqualified from treatment as a REIT for the subsequent four taxable years following the year during which we lost our qualification, and, thus, our cash available for distribution to stockholders would be reduced for each of the years during which we did not qualify as a REIT.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets. For example:

•	We will be required to pay tax on undistributed REIT taxable income.

•	We may be required to pay “alternative minimum tax” on our items of tax preference.

•	If we have net income from the disposition of foreclosure property held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay tax on that income at the highest corporate rate.

•	If we sell a property in a “prohibited transaction,” our gain from the sale would be subject to a 100% penalty tax. A “prohibited transaction” would be a sale of property, other than a foreclosure property, held primarily for sale to customers in the ordinary course of business.

•	Our TRS is a fully taxable corporation and will be required to pay federal and state taxes on its income, which will consist of the revenues from the hotels leased from the operating partnership, net of the operating expenses for such hotels and rent payments to us.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. We may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to generate strong risk-adjusted returns on invested capital for our stockholders.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.

To qualify as a REIT, we must also ensure that at the end of each calendar quarter at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total securities can be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments.

Complying with REIT requirements may force us to borrow to make distributions to stockholders.

As a REIT, we must distribute at least 90% of our annual REIT taxable income (determined without regard to the dividends paid deduction and excluding net capital gain) to our stockholders. To the extent that we satisfy the distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws.

From time to time, we may generate taxable income greater than our net income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders. If we do not have other funds available in these situations, we could be required to borrow funds, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce the market price of our securities.

Risk Factors Related to this Offering and Our Corporate Structure

We may be unable to deploy the net proceeds raised in this offering on acceptable terms or at all, which would harm our financial condition and operating results.

We will receive approximately $             million of net proceeds from this offering, which will be available for the acquisition of additional full-service and all-suites hotels, for repayment of debt and for general corporate purposes. We cannot assure you that we will be able to identify hotel acquisitions that meet our investment criteria, that we will be successful in completing any acquisition we identify or that any acquisition we complete using the net proceeds of this offering will produce an attractive return on our investment. Moreover, because we have identified only a limited number of future acquisitions at the time of this offering, we will have broad authority to invest the net proceeds of this offering in any real estate investments that we may identify in the future. Pending these uses, we intend to invest the net proceeds in interest-bearing, short-term investment grade securities or money-market accounts which are consistent with our intention to qualify as a REIT. Such investments may include, for example, government and government agency certificates, certificates of deposit, interest-bearing bank deposits and mortgage loan participations.

Our Series A Preferred Shares are a new issuance and do not have an established trading market, which may negatively affect their market value and your ability to transfer your shares; our Series A Preferred Shares have no stated maturity date.

The Series A Preferred Shares are a new issue of securities with no established trading market. Since the securities have no stated maturity date, investors seeking liquidity will be limited to selling their shares in the secondary market. We intend to apply to list the Series A Preferred Shares on the NYSE. If our application is approved, however, an active trading market on the NYSE for the shares may not develop or, even if it develops, may not last, in which case the trading price of the shares could be adversely affected and your ability to transfer your Series A Preferred Shares will be limited.

We have been advised by the underwriters that they intend to make a market in the Series A Preferred Shares, but they are not obligated to do so and may discontinue market-making at any time without notice. The Series A Preferred Shares have not been rated by any nationally recognized statistical rating organization, and will be subordinated to all of our existing and future debt.

Market interest rates and other factors may affect the value of our Series A Preferred Shares.

One of the factors that will influence the price of our Series A Preferred Shares will be the dividend yield relative to market interest rates. An increase in market interest rates could cause the market price of our Series A Preferred Shares to go down. The trading price of the Series A Preferred Shares also depends on many other factors, which may change from time to time, including:

•	the market for similar securities;

•	the attractiveness of REIT securities in comparison to the securities of other companies, taking into account, among other things, the higher tax rates imposed on dividends paid by REITs;

•	government action or regulation;

•	general economic conditions; and

•	our financial condition, performance and prospects.

Our charter does not permit ownership in excess of 9.8% in value of all of our outstanding capital stock, and attempts to acquire our shares in excess of the 9.8% limit without prior approval from our board of directors are void.

For the purpose of preserving our REIT qualification, our charter prohibits direct or constructive ownership by any person of more than 9.8% in value of all of our outstanding capital stock. Our charter’s constructive ownership rules are complex and may cause the outstanding stock owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of the outstanding Series A Preferred Shares by an individual or entity could cause that individual or entity to own constructively in excess of 9.8% in value of all of our outstanding capital stock, and thus be subject to our charter’s ownership limit. Any attempt to own or transfer Series A Preferred Shares in excess of the ownership limit without the consent of the board of directors will be void, and could result in the shares being automatically transferred to a charitable trust.

Future offerings of debt securities, which would be senior to the Series A Preferred Shares upon liquidation, may cause the market price of our Series A Preferred Shares to decline.

In the future, we may attempt to increase our capital resources by making additional offerings of debt securities, including commercial paper, medium-term notes and senior or subordinated notes. Upon liquidation, holders of our debt securities and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our Series A Preferred Shares.

We depend on key personnel with long-standing business relationships, the loss of whom could threaten our ability to operate our business successfully.

Our future success depends, to a significant extent, upon the continued services of our management team. In particular, the lodging industry experience of Mr. Butler, our non-executive chairman, Mr. Blackham, our chief executive officer, and Mr. Martz, our chief financial officer, and the extent and nature of the relationships they (and Commonwealth Hotels, Inc. and Corporex) have developed with hotel franchisors, operators and owners and hotel lending and other financial institutions are critically important to the success of our business. We do not maintain key person life insurance on any of our officers. Although Messrs. Blackham and Martz currently have employment agreements with us, we cannot assure you of the continued employment of these persons. The loss of services of one or more members of our corporate management team would limit our ability to acquire additional hotels and could result in increased operating costs.

The ability of our board of directors to change our major corporate policies may not be in your interest.

Our board of directors determines our major corporate policies, including our acquisition, financing, growth, operations and distribution policies. Our board may amend or revise these and other policies from time to time without the vote or consent of our stockholders.

Our Chairman and his affiliates beneficially own approximately 20% of our common stock on a fully diluted basis and exercise significant control over our company and may delay, defer or prevent us from taking actions that would be beneficial to our other stockholders.

William P. Butler, our Chairman, and his affiliates own approximately 20% of the outstanding shares of our common stock on a fully diluted basis. Accordingly, Mr. Butler may be able to exercise significant control over the outcome of substantially all matters required to be submitted to our stockholders for approval, including decisions relating to the election of our board of directors and the determination of our day-to-day corporate and management policies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. Statements regarding the following subjects are forward-looking by their nature:

•	our business and investment strategy;

•	our forecasted operating results;

•	completion of any pending transactions;

•	our ability to obtain future financing arrangements;

•	our understanding of our competition;

•	market and industry trends;

•	projected capital expenditures; and

•	use of the proceeds of the offering.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider this risk when you make an investment decision concerning our Series A Preferred Shares. Additionally, the following factors could cause actual results to vary from our forward-looking statements:

•	the factors discussed in this prospectus, including those set forth under the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business and Properties”;

•	general volatility of the capital markets;

•	changes in our business or investment strategy;

•	availability, terms and deployment of capital;

•	availability of and our ability to retain qualified personnel;

•	changes in our industry and the market in which we operate, interest rates or the general U.S. economy; and

•	the degree and nature of our competition.

When we use the words “will likely result,” “may,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend” or similar expressions, we intend to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds from the offering of 3,000,000 Series A Preferred Shares pursuant to this prospectus, after deducting the underwriting discount and estimated offering costs and expenses, will be approximately $             million. If the underwriters’ over-allotment is exercised in full, our net proceeds from the offering will be approximately $             million, after deducting the underwriting discount and estimated offering expenses.

We will contribute the net proceeds from this offering to our operating partnership in exchange for preferred partnership interests with economic terms that are identical to the Series A Preferred Shares. See “Description of Series A Preferred Shares.” Our operating partnership intends to subsequently use the net proceeds to acquire additional hotels and the balance to fund other general corporate and working capital purposes.

In the ordinary course of our business, we continually evaluate full-service and all-suites hotels for possible acquisition. At any given time, we may be a party to one or more non-binding letters of intent or conditional purchase agreements with respect to these possible acquisitions and may be in various stages of due diligence as part of our evaluations. Consummation of any potential transaction is necessarily subject to significant outstanding conditions, including satisfactory completion of our due diligence. As a result, we can make no assurance that any such transaction will be completed, or, if completed, what the terms or timing of any transaction will be.

Pending these uses, we intend to invest the net proceeds in interest-bearing, short-term investment grade securities or money-market accounts which are consistent with our intention to qualify as a REIT. Such investments may include, for example, government and government agency certificates, certificates of deposit, interest-bearing bank deposits and mortgage loan participations.

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

Our ratios of earnings to combined fixed charges and preferred dividends for the periods indicated are as follows:

	Pro Forma for the Year Ended December 31, 2004	Pro Forma for the Three Months Ended March 31, 2005	Historical for the Three Months Ended March 31, 2005	Historical for the Years Ended December 31,
				2000	2001	2002	2003	2004
Ratio of Earnings to Fixed Charges	1.28x	1.45x	1.41x	0.77x	0.66x	0.91x	0.94x	1.25x

Earnings deficiency	—	—	—	$(2,475)	$(3,924)	$(1,140)	$(717)	—

Ratio of Earnings to Fixed Charges and Preferred Dividends	0.77x	0.87x	1.41x	0.77x	0.66x	0.91x	0.94x	1.25x

Earnings deficiency	$(3,553)	$(486)	—	$(2,475)	$(3,924)	$(1,140)	$(717)	—

The ratio of earnings to combined fixed charges and preferred dividends was computed by dividing earnings by the aggregate of fixed charges and preferred dividends. For this purpose, earnings consist of income from continuing operations before minority interest, fixed charges (excluding interest capitalized), gain or loss from the sale of property, extraordinary items and preferred dividends. Fixed charges consist of interest expense (including interest costs capitalized) and preferred dividends. For the historical periods presented, the ratio of earnings to fixed charges and preferred dividends is the same as the ratio of earnings to fixed charges because there was no outstanding preferred stock.

CAPITALIZATION

The historical column in the following table sets forth our historical capitalization as of March 31, 2005. The pro forma column reflects our pro forma capitalization, as of March 31, 2005, after giving effect to the sale of 3,000,000 Series A Preferred Shares and the application of the net proceeds as described in “Use of Proceeds.”

This table should be read in conjunction with the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical and unaudited pro forma financial information and related notes included elsewhere in this prospectus.

	Historical	Pro Forma Adjustments	Pro Forma
	(in thousands)
Total debt	$163,069	—	$163,069
Minority interest in operating partnership	15,160	—	15,160
Stockholders’ equity:
Preferred stock, $0.01 par value	—	$30	30
Common stock, $0.01 par value (1)	174	—	174
Additional paid-in capital	100,523	72,170	172,693
Accumulated other comprehensive income	11	—	11
Deferred compensation	(2,980)	—	(2,980)
Retained earnings (deficit)	(5,333)	—	(5,333)

Total stockholders’ equity	92,395	72,200	164,595

Total capitalization	$270,624	$72,200	$342,824

(1)	Does not include 5,993,837 shares of common stock issuable upon redemption of operating partnership units, including 427,485 operating partnership units to be issued upon acquisition of the remaining 51% interest in the entity that owns the Embassy Suites Hotel Cincinnati-RiverCenter no later than January 31, 2006.

BUSINESS AND PROPERTIES

Overview

Eagle Hospitality Properties Trust, Inc. is a self-advised REIT that was recently formed to pursue investment opportunities in the full-service and all-suites hotel industry. We succeeded to the full-service and all-suites hotel business of Corporex Companies LLC, a commercial real estate company based in the Cincinnati metropolitan area, effective as of October 1, 2004.

We currently own a 100% interest in nine hotels and a 49% interest in a tenth hotel, with the right and obligation to acquire the remaining 51% interest in the tenth hotel no later than January 31, 2006. Our young portfolio, flagged by nationally recognized premier brands consisting of Embassy Suites Hotels, Marriott®, Hyatt and Hilton, currently generates a stable stream of significant and not yet fully stabilized net operating income. We believe that our portfolio is well poised to achieve future growth by benefiting from improving industry-wide market conditions. In addition, we believe we will be able to use our relatively low leveraged balance sheet in implementing a highly selective and disciplined acquisition strategy to capitalize on full-service and all-suites hotel value creation opportunities.

We are self-advised and own our hotels and conduct our business through an operating partnership, EHP Operating Partnership, L.P. Our company is the sole general partner of and, as of March 31, 2005, owned approximately 74% of the limited partnership units in our operating partnership. Limited partners (including certain of our officers and directors) will own the remaining operating partnership units. After one year, limited partners may generally redeem each unit for the cash value of one share of our common stock or, at our sole option, one share of common stock.

Promoters

Messrs. Butler and Blackham were our promoters. As discussed under “Management,” Mr. Butler is our non-executive Chairman of the Board of Directors and owns approximately 20% of our company on a fully-diluted basis. Mr. Blackham serves as our chief executive officer and on our board of directors.

Industry Overview

Our business plan is to acquire, develop and manage full-service and all-suites hotels. When we use the term “full-service and all-suites hotels” in this prospectus, we mean full-service hotels and full-service all-suites hotels that provide food and beverage service and meeting and banquet space and that are included in the upper upscale hotel chain scale, as classified by Smith Travel Research. Smith Travel Research classifies the industry into chain scales according to brand, as determined by each brand’s average system-wide daily rates. Smith Travel Research classifies hotels into the following chain scales: luxury, upper upscale, upscale, midscale with food and beverage, midscale without food and beverage, and economy. All of our hotels, which are flagged by the Embassy Suites Hotels, Marriott®, Hyatt and Hilton brands, are currently classified in the upper upscale chain scale by Smith Travel Research. Smith Travel Research classifies the following brands within the upper upscale hotel chain scale:

Caesars	Marriott
Concorde Hotels	Marriott International
Doral	Marriott Conf. Center
Doubletree Hotels	Millennium Hotels
Embassy Suites Hotels	The New Otani Hotels
Embassy Vacation Resorts	Nikko
Gaylord Entertainment	Omni
Helmsley Hotel	Renaissance
Hilton Hotels	Raphael Hotel
Hilton Gaming	Sheraton Hotel
Hyatt	Sonesta Hotel
Jurys Hotels	Swissotel
Westin

Our Strategy

Our goal is to generate strong risk-adjusted returns on invested capital for our stockholders by consistently paying attractive dividends and achieving long-term appreciation in full-service and all-suites hotel investments. We believe that we are positioned to achieve this goal by focusing on our internal and external growth opportunities, maintaining a flexible and conservative capital structure and leveraging our management’s experience, ownership and strategic alliances.

Internal Growth

Embedded Growth Within Our Young Portfolio of Full-Service and All-Suites Hotels.    Our portfolio includes interests in ten full-service and all-suites hotels, all flagged by nationally recognized premier brands, including Embassy Suites Hotels, Marriott®, Hyatt and Hilton. We believe we have one of the youngest portfolios of full-service hotels in the public REIT industry. We believe that newer real estate assets, such as many of our hotels, perform better than older assets during periods of economic growth due to consumer preferences and perceived value. Since many of our hotels were either developed or improved during, or immediately preceding, a very difficult hospitality operating environment that caused other owners to delay new construction plans and defer maintenance, we believe that our hotels are generally poised to outperform their local market competitors.

Benefit From Improving Industry-Wide Market Conditions.    We expect improving industry fundamentals to increase room revenue-per-available-room (“RevPAR”) and cash flow performance of our hotels. Further, according to an industry survey conducted by PricewaterhouseCoopers LLP, the upper upscale chain scale, in which all of our hotels operate, is expected to outperform the industry because of more favorable supply-demand fundamentals relative to the industry as a whole. Since our hotels operate in the full-service sector of the lodging industry, which generally has more operating leverage than limited service hotels, reductions in gross revenues generally have a magnifying downward effect on net operating income. Alternatively, when gross revenues increase, which we expect to realize as lodging industry fundamentals improve, net operating income typically grows at a faster rate than revenue. We believe that this dynamic, which is often referred to in the industry as “profit flow-through,” impacts full service hotels more than limited service hotels. We believe that the benefit our hotels will realize from profit flow-through, coupled with the relative youth of our hotels and the proven management skills of Commonwealth Hotels, Inc., offers us a competitive advantage over many other hotel owners during this expected period of improving industry-wide RevPAR performance.

External Growth

Highly Selective and Disciplined Acquisition Strategy.    We intend to be patient and highly selective in pursuing acquisition opportunities. We employ a disciplined methodology to identify and evaluate possible acquisition opportunities that focuses on the following important indicators of future operating performance:

•	macroeconomic trends;

•	hotel capital market environment;

•	domestic and international travel patterns;

•	geographic, economic and political barriers to entry;

•	individual market economic and socioeconomic trends;

•	local infrastructure to support growth;

•	asset age and quality;

•	potential and existing competition in the specific marketplace; and

•	availability of premier brands in a given market.

Continued Focus on Full-Service and All-Suites Hotels with Premier Brands.    We pursue opportunities to acquire full-service and all-suites hotels under premier brands in geographically diversified primary, secondary and resort markets in the United States. We typically target our acquisition activities on hotels with at least 150 rooms and which we believe would significantly benefit from our asset management expertise. Because of profit flow-through, we believe that that this targeted sector of the industry provides the best relative risk-adjusted returns for our stockholders.

Capitalize on Renovation and Repositioning Opportunities.    As a result of a recent slowdown in new construction and deferred maintenance caused by the recent difficult hotel-operating environment, we seek opportunities to acquire hotels that will benefit from renovations, market repositioning, reflagging with a more competitive brand or expansion opportunities. We believe that our relatively conservative leverage policy, together with our asset management expertise, uniquely positions us to capitalize on these opportunities.

Selectively Seek Development Opportunities.    At appropriate points in a business cycle, we may enter into sale-upon-completion contracts with developers to acquire newly built hotels that meet our quality and investment criteria. Unlike many of our competitors, we believe that we have significant internal experience and capabilities to identify and execute this type of full-service and all-suites hotel value creation opportunity.

Leverage our REIT Structure in Seeking Investment Opportunities.    We believe the value of our REIT structure, which provides us access to broad sources of capital but precludes us from operating hotels, provides us a competitive advantage over many real estate operators for new investment opportunities. We believe that we will be viewed by capable and experienced hotel operators as an attractive owner because we can provide professional, financially strong ownership and potentially allow the operators to continue to manage their hotels following our acquisition of them. These opportunities may arise, for example, when hotel operators consider the sale of one or more of their hotels, have impending financial maturities that create burdensome capital requirements or have financial sponsor buyout opportunities.

Flexible and Conservative Capital Structure

Conservative Leverage Policy.    Our leverage policy is generally to maintain target debt levels of no more than 50% of our total enterprise value. We believe that this conservative leverage policy helps protect our ability to pay attractive distributions to our stockholders, reinvest in our existing hotels and capitalize on external growth opportunities.

Focus on Stable Distributions.    We are focused on maintaining a capital structure and investment philosophy that supports our ability to pay sustainable distributions. Because distributions will be authorized by our board of directors and declared by us based upon a variety of factors deemed relevant by our directors, we cannot provide any assurances as to the amount, timing or frequency of any future distributions.

Broad Sources of Available Capital.    We have a flexible array of acquisition currency available to us to increase our assets. We can issue additional common stock or preferred stock and believe that we can borrow funds on relatively favorable terms. We also have the ability to issue operating partnership units in tax-deferred transactions. Furthermore, our pool of quality assets offers us the ability to raise additional capital through the formation of joint ventures with strategic partners who may be interested in taking an ownership interest in one or more of our existing hotels.

Management Expertise and Strategic Relationships

Asset Management Expertise Supplements Our Hotel Managers.    We believe that we can enhance our financial performance through expert asset management. The incentive management fee compensation structure under our management agreements enables us to ensure that our third-party managers implement a disciplined capital maintenance program and a strategic marketing budget and operating plan.

Senior Officers and Directors with Significant Experience and Ownership Stake.    Our team has significant experience in the areas of hotel operations, development, acquisition and financing. Our management’s strategy over the years has been driven by an in-depth knowledge and understanding of lodging industry fundamentals, identifying key industry trends, leveraging relationships with market-leading operators and franchisors, driving property level performance through active asset management and capital improvement programs and prudently financing investments to enhance investor value. Our senior officers and directors own approximately 20% of our outstanding common stock on a fully-diluted basis, which serves to align their economic interests with those of our stockholders.

Strategic Alliance with Hotel Manager.    Commonwealth Hotels, Inc. (“Commonwealth”), the hotel manager for nine of our hotels, has a history of outperforming its market peers as evidenced by RevPAR premiums and gross operating profit margins according to information provided by industry surveys. Commonwealth has maintained higher operating margins than the full-service lodging sector while capturing significant RevPAR premiums relative to our local market competition.

We expect Commonwealth will manage additional hotels that we acquire in the future on terms and conditions no less favorable to us than the initial management agreements. Commonwealth will have an exclusive right of first refusal to manage all hotels that we acquire in the future, unless the acquisition opportunity was not known to us and has been brought to us by another pre-qualified management company or a majority of our independent directors decides in good faith for valid business reasons to use another management company.

Since the controlling stockholder of Commonwealth, William P. Butler, owns approximately 20.0% of our company, Commonwealth has additional incentive to enhance the operating performance of our hotels. Further, pursuant to the management agreements with Commonwealth for nine of our ten hotels (the Hyatt Corporation manages the Hyatt Regency Rochester), Commonwealth receives a base management fee, and if the hotels meet and exceed certain operating profit thresholds, an additional incentive management fee. Regardless of which manager we hire, we expect that all of our management contracts will include an incentive fee structure that provides rewards for generating a specified return on our invested capital.

Strategic Alliance with Corporex.    Under our strategic alliance agreements, we maintain a close working relationship with Corporex as an important strategy for identifying and procuring future hotel properties on an attractive cost basis. We expect to gain from the advantages of this preferred working relationship with, and expertise of, Corporex, its established national network of lodging industry contacts, acquisition expertise, redevelopment and development expertise and its officers and employees in offices in Boston, Denver, Cincinnati and Orlando.

Potential Strategic Alliances with Others.    We intend to form strategic working relationships with independent hotel management companies as an additional means of expanding our company and its assets. Brand-affiliated management entities, which must be pre-qualified, manage hotels for fees, and meet our performance criteria, will be encouraged to identify and present acquisition opportunities not already known to us in exchange for the opportunity to provide hotel management services on such assets, if acquired by us. We will actively seek these alliances.

Our Hotels

We own a 100% interest in nine of our hotels and a 49% interest in the tenth hotel, with the right and obligation to acquire the remaining 51% interest in the tenth hotel no later than January 31, 2006. The following table sets forth information regarding the material mortgages against individual hotels as of March 31, 2005 (dollars in thousands):

Property	Name of Property- Owning Entity	Principal Balance as of March 31, 2005	Prepayment Penalties	Interest Rate	Maturity Date	Amortization Provisions
Hyatt Regency Rochester	EHP Rochester Hotel, LLC	$16,035	Greater of 1% outstanding principal balance or Yield Maintenance (1)	7.28%	September 1, 2008	Monthly installments of $130 principal and interest. Balloon payment of $14,592 at maturity.
Chicago Marriott Southwest at Burr Ridge	EHP Burr Ridge, LLC	$12,321	$130 for prepayment before October 2005; thereafter, none	LIBOR + 4.25% (2)	September 24, 2006	Monthly installments of $95 principal and interest. Balloon payment of $11,813 at maturity.
Embassy Suites Hotel Cincinnati- RiverCenter	RiverCenter Hotel Limited Partnership	$14,228	1% outstanding principal balance plus Yield Maintenance (1)	8.48%	January 1, 2006	Monthly installments of $137 principal and interest. Balloon payment of $13,894 at maturity.
Embassy Suites Hotel Columbus/Dublin	EHP Dublin Suites, LLC	$16,516	None	LIBOR + 2.87%	July 31, 2006	Monthly installments of fixed principal $51 through August 2005, $53 thereafter to maturity, plus interest. Balloon payment of $15,816 at maturity.
Embassy Suites Hotel Phoenix-Scottsdale	EHP Phoenix Suites, LLC	$22,100	None	LIBOR + 2.15%	March 1, 2008	Monthly installments of fixed principal $33 from April 1, 2007 to March 1, 2008. Balloon payment of $21,706 at maturity.

(1)	Yield maintenance means a payment equal to the present value of the difference (if any) between the remaining scheduled payments of principal and interest and the remaining payments of principal, assuming the U.S. Treasury interest rate applicable to the date of each remaining principal payment.
(2)	This interest rate has a floor of 6.5%.

In addition to the foregoing, at March 31, 2005, the Prudential Loan was also outstanding, which is an $81.8 million non-recourse loan with a maturity date of March 5, 2010. This loan involves both a fixed-rate and floating-rate component with $58.0 million fixed at an interest rate of 5.43% and the remaining $23.8 million having a variable interest rate of 175 basis points over 30-day LIBOR. For the Prudential Loan, we are required to make: 1) monthly installments of interest only from March 5, 2005 to March 5, 2006; 2) monthly installments of principal of $273,000 from March 5, 2006 to March 5, 2010 plus interest; and 3) a balloon payment of $68,712,000 at maturity. We may prepay the fixed-rate component upon the payment of a prepayment penalty equal to 1% of the outstanding principal balance plus yield maintenance (described in footnote one in the table above). We may not prepay the floating-rate component prior to March 2006. Thereafter, to prepay the floating-rate component before March 5, 2007, we would be required to pay a prepayment penalty equal to the outstanding principal balance multiplied by 175 basis points multiplied by the pro rata remainder of the number of days prior to March 5, 2007. After March 5, 2007, we may pay off the floating rate portion of the loan without penalty or premium. This loan is collateralized by the Cincinnati Landmark Marriott, the Embassy Suites Hotel Cleveland/Rockside, and the Embassy Suites Hotel Tampa-Airport/Westshore.

We own these hotels in fee simple except for the Cincinnati Landmark Marriott and the Embassy Suites Hotel Cincinnati-RiverCenter, which are owned pursuant to air rights leases with the Commonwealth of Kentucky and the City of Covington, Kentucky that expire in 2150 and 2140 (including all extensions), respectively, and the Hyatt Regency Rochester, which is owned pursuant to a ground lease with the County of Monroe Industrial Development Agency that expires in 2020, at which time the lessee will purchase the property for $1.00. These properties are held for investment purposes and operated by our managers. We have no present plans for major improvements on these properties. Other than the Hyatt Regency Rochester, all of these hotels are currently managed by Commonwealth. The Hyatt Regency Rochester is currently managed by Hyatt Corporation. We believe that each of these properties is adequately covered by insurance. However, we have not obtained owners’ title policies on seven of these hotels and may incur liabilities as a result. See “Risk Factors—Because we do not have owners’ title insurance policies on all of our hotels, we could incur significant expenses to remedy any unknown title defects, which would harm our financial condition and reduce our ability to make distributions to our stockholders.”

The following table sets forth information for our hotels as of March 31, 2005:

Property	Location	Year Opened		Number of Rooms	Banquet/ Meeting Space Sq. Ft.
Cincinnati Landmark Marriott	Covington, KY	1999		321	10,000
Hilton Cincinnati Airport	Florence, KY	1987	(1)	306	9,000
Hyatt Regency Rochester	Rochester, NY	1992		336	14,000
Chicago Marriott Southwest at Burr Ridge	Burr Ridge, IL	2004		184	11,000
Embassy Suites Hotel Cincinnati-RiverCenter	Covington, KY	1990		226	6,000
Embassy Suites Hotel Columbus/Dublin	Dublin, OH	2000		284	13,000
Embassy Suites Hotel Cleveland/Rockside	Independence, OH	2001		271	13,000
Embassy Suites Hotel Denver-International Airport	Denver, CO	2002		174	5,000
Embassy Suites Hotel Phoenix-Scottsdale	Scottsdale, AZ	2000		270	14,000
Embassy Suites Hotel Tampa-Airport/Westshore	Tampa, FL	1984	(2)	221	6,000

Total				2,593	101,000

(1)	The Hilton Cincinnati Airport was originally built in 1987 but was significantly expanded and renovated in 1998 and 2005.
(2)	The Embassy Suites Hotel Tampa-Airport/Westshore was originally built in 1984 but was significantly renovated in 2005.

Cincinnati Landmark Marriott

The Property.    Located in downtown Covington across the river from downtown Cincinnati, just steps from entertainment venues and only 12 miles from the airport, the Cincinnati Landmark Marriott, which was built and opened by Corporex in 1999, is comprised of 321 guest rooms and four parlor rooms, many with magnificent views of the Ohio River and downtown Cincinnati. From the soaring 14-story atrium to the European styling of its granite-columned gazebo, to the chic restaurant and lounge, this hotel is part of the RiverCenter Complex. This Complex includes office towers, housing regional and national headquarters of large corporations and the Covington Landing entertainment complex. The existing development currently consists of three Class-A office buildings, 12 luxury condominiums, several restaurants and nightclubs and our Embassy Suites Hotel-Cincinnati RiverCenter, which is directly adjacent to the Cincinnati Landmark Marriott.

Key Highlights and Demand Generators.    The Cincinnati Landmark Marriott generates its corporate demand from upscale corporate meetings generated by regional companies such as Procter & Gamble, Hoffman/Givaudan, Fidelity, AC Nielsen and Hewlett Packard. Group demand is also generated through these corporations and as a result of the hotel’s proximity to the Northern Kentucky Convention

Center. Cincinnati Bengals Football creates leisure demand in the fall/winter, while Cincinnati Reds Baseball helps to generate spring/summer demand along with other area attractions. Weddings, special events and religious celebrations create the social market for this property, and future opportunities include the anticipated increase of events at the Northern Kentucky Convention Center, state associations, and the National Brand Sales Offices. We believe the Cincinnati Landmark Marriott is positioned as the market leader of the upper upscale full-service hotel sector within the Cincinnati central business district.

Location and Access.    The Cincinnati Landmark Marriott is located in the Greater Cincinnati area along the banks of the Ohio River in Covington, Kentucky, directly adjacent to downtown Cincinnati. The hotel is bounded by Madison Avenue to the east, RiverCenter Boulevard to the south and the Ohio River to the north. The Cincinnati Landmark Marriott is minutes from I-75 and I-71, providing easy access to all destinations, including the airport and suburbs.

Competition.    Competitor hotels include the Hyatt, Westin, Hilton and our own Embassy Suites Hotel Cincinnati-RiverCenter.

This above information about the Cincinnati Landmark Marriott is provided by us and has not been approved by Marriott. Neither Marriott nor any of its subsidiaries, affiliates, officers, directors, agents, employees, accountants or attorneys has assumed, and none will have, any liability or responsibility for any such information.

Hilton Cincinnati Airport

The Property.    Located only 10 minutes from the airport, the Hilton Cincinnati Airport, with gracious surroundings and oversized rooms, was originally built by Corporex and opened in 1987. However, the hotel underwent a substantial $6.0 million expansion and renovation in 1998 and a refurbishment in excess of $3.0 million in 2005. With the addition of 100 new rooms in the 1998 expansion, the hotel currently has 306 guestrooms. The hotel has excellent access and visibility, and is convenient to various attractions, services and employment centers such as Florence Mall, Turfway Racetrack, the Northern Kentucky Industrial Park and CirclePort Business Park. In addition, the Cincinnati/Northern Kentucky Airport, which is the second largest Delta Airways hub, home to Comair and a hub for DHL Worldwide, is less than three miles away.

Key Highlights and Demand Generators.    The Hilton Cincinnati Airport is an established full service airport hotel and, as a result, services many corporate meetings due to its airport location. The most significant demand generator is Delta Airlines. Additionally, the hotel services corporate clients located in Northern Kentucky such as Citigroup, Sweco, Mazak and Xanodyne. Along with these corporations, Monster Making Account, Convergys, and Aristepech create group demand. Leisure demand in the fall/winter is generated by local attractions, while spring/fall demand is generated by the Kentucky Speedway and local attractions. Future opportunities include social events and state association markets.

Location and Access.    The Hilton Cincinnati Airport is located in the southwest quadrant of Turfway Road and I-71/75 in Florence, Kentucky, a suburb of Cincinnati.

Competition.    Competitor hotels include the Radisson Airport, Marriott Airport, Holiday Inn Airport and the Courtyard Florence.

Hyatt Regency Rochester

The Property.    The Hyatt Regency Rochester was built and opened in 1992. Corporex acquired the hotel in 1998. The hotel is currently comprised of 336 guestrooms. The hotel is located in the heart of downtown Rochester, New York, and is connected to the Rochester Riverside Convention Center via a covered walkway. The hotel is a beautiful asset, which includes marble floors, and a dramatic entrance with a grand staircase.

Key Highlights and Demand Generators.    The Hyatt Regency Rochester is both the largest and highest quality hotel in the Rochester metropolitan area. It is connected via skywalk to the Rochester Convention Center, and is in close proximity to the largest corporations in Rochester such as Kodak, Bausch and Lomb and Xerox. The hotel is the center for many civic activities within the city, hosts one of the city’s largest ballrooms and has established itself as a premier location for social events. The quality of the hotel itself continues to draw clientele from the suburban areas for both corporate and social functions, and there is enormous recognition locally of this hotel due to its history of being created in a public/private partnership to bring a much needed high quality hotel into downtown Rochester.

Location and Access.    The Hyatt Regency Rochester is located on the southeast corner of East Main Street and South Avenue, with 210 feet of frontage on East Main Street and 152 feet of frontage on South Avenue.

Competition.    Competitor hotels include the Clarion, Marriott Airport, Renaissance, Crowne Plaza and Holiday Inn South.

Chicago Marriott Southwest at Burr Ridge

The Property.    Conveniently located near the I-55 and 294 interchange, the Chicago Marriott Southwest at Burr Ridge opened on August 11, 2004. In 2002, Corporex purchased the hotel, located in Burr Ridge, Illinois, at auction from a bankruptcy estate. The hotel has 184 guestrooms.

Key Highlights and Demand Generators.    The Chicago Marriott Southwest at Burr Ridge has captured corporate business from McGraw Hill, Deloitte & Touche, Midway Supply, Pfizer and Pasquinelli Homes. Corporate group demand is expected to be generated by the large Oakbrook and Naperville areas. Fall/winter leisure demand is generated through local hockey tournaments and we anticipate further leisure demand in the spring/summer months from the numerous local soccer tournaments, the “Western Open” golf tournament, NASCAR events and local attractions. A large social market generating weddings, religious celebrations and reunions also generates additional demand. We believe this hotel benefits from its close proximity to the expanding Midway Airport and surrounding residential areas and the area’s overall lack of quality full-service hotels with meeting and banquet space for corporate and leisure purposes.

Location and Access.    The Chicago Marriott Southwest is located in Burr Ridge, Illinois, which is approximately 19 miles southwest of downtown Chicago.

Competition.    Competitor hotels include the Holiday Inn Willowbrook, Marriott Oak Brook and the Wyndham.

This above information about the Chicago Marriott Southwest at Burr Ridge is provided by us and has not been approved by Marriott. Neither Marriott nor any of its subsidiaries, affiliates, officers, directors, agents, employees, accountants or attorneys has assumed, and none will have, any liability or responsibility for any such information.

Embassy Suites Hotel Cincinnati-RiverCenter

The Property.    Built on the southern bank of the Ohio River, the Embassy Suites Hotel Cincinnati-RiverCenter was built by Corporex and opened in 1990. The hotel has 226 guestrooms. Like our Cincinnati Landmark Marriott, this hotel (the only full-service, all-suite hotel in the downtown Cincinnati area) is a part of the RiverCenter Complex, which is located along the banks of the Ohio River in Covington, Kentucky, directly adjacent to downtown Cincinnati. The Embassy Suites Hotel Cincinnati-RiverCenter provides outstanding views of the Cincinnati skyline and is minutes from I-75 and I-71, providing easy access to all destinations, including the airport and suburbs.

Key Highlights and Demand Generators.    The Embassy Suites Hotel Cincinnati-RiverCenter serves numerous corporate clients in the region, including Fidelity, Ernst & Young, Deloitte & Touche, Procter & Gamble and Net Jets. Group demand is generated by these companies, and is greatly supplemented through the hotel’s association with and proximity to the Northern Kentucky Convention Center. Fall/winter leisure demand is lead by the Cincinnati Bengals Football schedule and local attractions, while in the spring and summer the Cincinnati Reds Baseball is the anchor for seasonal demand. Future opportunities for this property are increased penetration of the social and state markets. The hotel experiences a strong mix of corporate and leisure demand as a result of being the only full-service all-suites hotel serving the Cincinnati central business district.

Location and Access.    The Embassy Suites Hotel Cincinnati-RiverCenter is bounded by Madison Avenue to the east, RiverCenter Boulevard to the south and the Ohio River to the north.

Competition.    Competitor hotels include the Hyatt, Westin, Hilton, Radisson Covington and our own Cincinnati Landmark Marriott.

Embassy Suites Hotel Columbus/Dublin

The Property.    Situated northwest from the city of Columbus, the Embassy Suites Hotel Columbus/Dublin was built and opened by Corporex in 2000. The hotel is comprised of 284 guestrooms and combines a first class design with superior services and amenities. Dublin is a city known regionally as a prestigious business and residential community, and nationally for the PGA Tour’s Memorial Golf Tournament. Dublin is located 20 miles from downtown Columbus, 20 miles northwest of the Port Columbus International Airport and 11 miles from the Ohio State University. The Embassy Suites Hotel Columbus/Dublin lies within the Metro Center Business Development along with over 1.05 million square feet of office space and a large retail center.

Key Highlights and Demand Generators.    The Embassy Suites Hotel Columbus/Dublin services numerous corporate clients in Columbus’s northwest suburbs such as Honda, Ashland and Cardinal Health. The state association market has been successfully captured as a strategy in filling lower demand periods. Fall/winter leisure demand is enhanced by the local indoor soccer complex, which hosts regional tournaments. In the summer months, leisure demand is also generated by local soccer tournaments and the “Memorial Golf Tournament” held at nearby Muirfield Golf Club. Due to the size of the hotel’s atrium and ballroom, weddings dominate the social market. This property’s future opportunities lie in its pursuit of an increased penetration of the top corporate accounts and state association market.

Location and Access.    The Embassy Suites Hotel Columbus/Dublin is located in Dublin, Ohio on the Southeast Quadrant of S.R. 161, a major east/west artery, and I-270, the outer beltway of Columbus. The site is visible from either road adjacent to the site.

Competition.    Competitor hotels include the Marriott Northwest, Marriott North, Wyndham and Holiday Inn I-270.

Embassy Suites Hotel Cleveland/Rockside

The Property.    Located in the heart of the south Cleveland business district, the Embassy Suites Hotel Cleveland/Rockside was built by Corporex and opened in 2001. The hotel has 271 guestrooms. The only full-service, all-suite hotel located in Independence, Ohio, is six miles south of downtown Cleveland, and 10 miles east of the Cleveland airport. There is a growing office market surrounding the site. According to the City of Independence’s Director of Economic Development, an interchange is being planned that will provide travelers with direct access from I-480 to Oak Tree Roade/Rockside Road, west of I-77. The $20 million project is expected to facilitate office development on 140 acres of land that fronts this exit. The project is expected to be completed within the next six years.

Key Highlights and Demand Generators.    The Embassy Suites Hotel Cleveland/Rockside captures its corporate demand primarily from locally based and regional corporations. Top room night generators for this hotel include AGA Gas, BF Goodrich and Novastar Financial. The leisure market peak demand is in the fall and winter as a result of proximity to Sportsplex, which hosts regional hockey tournaments. In the summer, demand is generated as a result of Cleveland Indians Baseball, the Rock & Roll Hall of Fame, and local amusement parks. Weddings and religious celebrations round out the social market demand for this hotel. Future areas of opportunity include the pharmaceutical and state association markets.

Location and Access.    The Embassy Suites Hotel Cleveland/Rockside is located on I-77, immediately south of the I-480 interchange, in Independence, Ohio. The 6.5-acre site is located along the eastern side of I-77 and fronts I-77 to the west. The hotel is visible from both major highways, with access via the I-77 and Rockside interchange.

Competition.    Competitor hotels include the Courtyard by Marriott, Hilton South, Clarion and Holiday Inn.

Embassy Suites Hotel Denver-International Airport

The Property.    The closest full-service, all-suite hotel to the Denver International Airport, the Embassy Suites Hotel Denver-International Airport was built by Corporex and opened in 2002. The hotel has 174 guestrooms. The hotel is located just south of the Denver International Airport, Denver, Colorado and is only 75 miles from Colorado ski country.

Key Highlights and Demand Generators.    The Embassy Suites Hotel Denver-International Airport serves the large Denver International Airport, and a full complement of corporate clients. The airport makes Denver a desirable meeting location for all areas west of the Mississippi River. Corporate clients include Raytheon, Net Jets, Homeland Security and Siemens. Fall/winter leisure demand is generated by the significant one night airport needs of mountain skiers seeking to stay one night at either end of a flight and driving through the mountain roadways, while spring/summer demand relies on local attractions and sporting tournaments. Future opportunities for this hotel include expanding our initial share of local social events, corporate groups and the small state association markets. As a result of its unique design and features and popularity amongst guests, the hotel has been featured on the cover of “Hotels Magazine.”

Location and Access.    The Embassy Suites Hotel Denver-International Airport is situated near the intersection of Tower Road and 71st Street and has direct access to I-709, C-470 and Pena Boulevard.

Competition.    Competitor hotels include the Hilton Garden Inn Airport, Marriott Airport, Courtyard Airport, Embassy Suites Hotel Denver and Amerisuites Denver.

Embassy Suites Hotel Tampa-Airport/Westshore

The Property.    Ideally located only 10 minutes from Tampa’s International Airport, the Embassy Suites Hotel Tampa-Airport/Westshore was built and opened in 1984. Corporex acquired the hotel in 1992. We completed a significant renovation in excess of $2.0 million in 2005. The hotel is currently comprised of 221 guestrooms. The hotel has excellent visibility and accessibility from both roads and is considered the center of the Airport/Westshore business district. The orientations of the guest rooms offer panoramic views of the Westshore Business District, Tampa Bay, Downtown Tampa and Tampa International Airport. The Embassy Suites Hotel Tampa-Airport/Westshore was originally a Guest Quarters Hotel, but was completely renovated and converted to an Embassy Suites Hotel in 1992.

Key Highlights and Demand Generators.    The Embassy Suites Hotel Tampa-Airport/Westshore captures a large portion of its corporate demand from its proximity to the Tampa International Airport and the thriving Westshore market. Large corporate clients include Net Jets, Bank of America and Verizon

Wireless. CSS, Invet and Amerigroup are the largest group demand generators. Leisure demand is generated year round due to the climate and its location in Tampa by local attractions and golf packages. New retail and dining venues have solidified the Westshore market as a highly desirable location. The Tampa Bay Buccaneers contribute to fall/winter leisure demand. Future opportunities include the social and corporate transient markets with PricewaterhouseCoopers and Capital One being primary targets. Significant leisure and entertainment venues such as Ybor City and the new adjacent International Mall led to additional demand.

Location and Access.    The Embassy Suites Hotel Tampa-Airport/Westshore is located on the southeast quadrant of Westshore Boulevard and I-275 in Tampa, Florida. The hotel has excellent visibility and accessibility from both roads and is considered the center of the Airport/Westshore business district.

Competition.    Competitor hotels include the Hilton, Marriott Westshore, Sheraton Suites and Wyndham.

Embassy Suites Hotel Phoenix-Scottsdale

The Property.    The resort, which opened in 2000, is located in north Phoenix and is adjacent to the town of Paradise Valley to the south and Scottsdale to the east. The property is within easy access from Highway 51, Scottsdale road and many businesses. It is within a 20 minute drive of Sky Harbor Airport and 10 minutes from Scottsdale airport.

Key Highlights and Demand Generators.    The Embassy Suites Hotel Phoenix-Scottsdale attracts both leisure and business travelers because of its central location to shopping, golf courses and numerous businesses located nearby. During the winter months, leisure demand is generated by the popularity of the Valley of the Sun, especially to travelers from the Northeast and Midwest. Visitors to the area from Southern California and southern Arizona provide additional leisure demand during the summer months. Business demand is fueled locally by large businesses such as the Dial Corporation and the Mayo Clinic. Large corporate clients of the hotel also include Net Jets.

Location and Access.    The Embassy Suites Hotel Phoenix-Scottsdale is located in north Phoenix, just north of Paradise Valley and west of Scottsdale. The hotel is roughly 15 miles from Sky Harbor Airport and 10 minutes from Scottsdale Airport.

Competition.    Competitor hotels include the Marriott McDowell Mountains, the Caleo Resort and Spa, the Scottsdale Hilton, the Embassy Suites Biltmore, the Chaparral Suites Hotel and the Doubletree Paradise Valley.

Leases

In order for us to qualify as a REIT, neither our company, our operating partnership nor any subsidiary can operate our hotels. Our operating partnership leases our hotels to our TRS, and our TRS has entered into management agreements with Commonwealth and Hyatt Corporation to manage the hotels. The leases for our hotels contain the provisions described below.

Lease Terms.    Each lease for the hotels (other than the Embassy Suites Hotel Cleveland/Rockside and the Embassy Suites Hotel Denver-International Airport) has a non-cancelable term of 15 years, subject to earlier termination upon the occurrence of certain contingencies described in the lease (including, particularly, the provisions described below under “Damage to Hotels,” “Condemnation of Hotels” and “Termination of Percentage Leases on Disposition of the Hotels”). The lease for the Embassy Suites Hotel Cleveland/Rockside will expire on March 25, 2020, and the lease for the Embassy Suites Hotel Denver-International Airport will expire on December 12, 2022.

Amounts Payable Under the Percentage Leases.    During the term of each percentage lease, our TRS is obligated to pay to our operating partnership the greater of a fixed annual base rent or percentage rent. Base rent will accrue and be paid monthly. Percentage rent is calculated by multiplying fixed percentages by gross room revenues and other revenues for each of the hotels. Percentage rent is paid quarterly.

Other than the cost of capital improvements, which is the obligation of our operating partnership, the leases require our TRS to pay rent, insurance, real estate and personal property taxes, all costs and expenses and all utility and other charges incurred in the operation of their respective hotels. The leases also provide for rent reductions and abatements in the event of damage to, or destruction or a partial taking of, any hotel as described under “—Damage to Hotels” and “—Condemnation of Hotels.”

Maintenance and Modifications.    Under each lease, we are required to maintain the structural elements of the improvements and the roof of the hotel. Except for capital improvements and maintenance of structural elements, our TRS is required, at its expense, to maintain the hotels in good order and repair, except for ordinary wear and tear, and to make non-structural, foreseen and unforeseen, and ordinary and extraordinary, repairs which may be necessary and appropriate to keep the hotels in good order and repair.

We own substantially all personal property not affixed to, or deemed a part of, the real estate or improvements thereon comprising their respective hotels, except to the extent that ownership of such personal property would cause the rent under the leases not to qualify as “rents from real property” for REIT income test purposes, in which case some or all of the personal property associated with a hotel is owned by the TRS. See “Material Federal Income Tax Considerations—Requirements for Qualification—Income Tests.”

Insurance and Property Taxes.    Our TRS is responsible for paying real estate and personal property taxes and property and casualty insurance premiums with respect to our hotels. The TRS is required to pay or reimburse us for all liability insurance on the hotels, with extended coverage, comprehensive general public liability, workers’ compensation and other insurance appropriate and customary for properties similar to their respective hotels and naming us, as the case may be, as an additional named insured.

Assignment, Subleasing and Change of Control.    Our TRS is not permitted to sublet all or any part of the hotel or to assign its interest under the relevant lease, other than to an affiliate of our TRS, without our prior written consent. No assignment or subletting will release our TRS from any of its obligations under the lease.

Damage to Hotels.    In the event of damage to or destruction of any hotel covered by insurance, we will be obligated to repair or restore the hotel to substantially the same condition as existed immediately prior to the damage or destruction and otherwise in accordance with the terms of the lease to the extent of insurance proceeds received by us. However, we may elect to terminate the lease if such damage or destruction occurs within the final two years of the lease term and exceeds 60% of the then fair market value of the hotel.

Condemnation of Hotels.    In the event of a total condemnation of a hotel, the relevant lease will terminate with respect to such hotel as of the date of taking, and the lessor and our TRS will be entitled to its respective share of any condemnation award in accordance with the provisions of the lease. In the event of a partial taking that does not render the hotel unsuitable for our TRS’s use, we will restore the untaken portion of the hotel to a complete architectural unit of the same general character and condition as existed immediately prior to the condemnation.

Events of Default.    Events of default under the leases include, among others, the following:

•	the failure by our TRS to pay any portion of base rent, percentage rent or additional charges within ten days after payment becomes due and the continuation of such failure for a period of five days after notice to our TRS, provided that if our TRS fails to make payment within 10 days after payment becomes due more than three times in a given fiscal year, then we need not give notice to our TRS before such failure is an event of default;

•	the failure by our TRS to observe or perform any other term, covenant or condition of a lease and the continuation of such failure for a period of 30 days after receipt by our TRS of notice from us thereof, unless such failure cannot with due diligence be cured within such period and our TRS commences appropriate action to cure such failure and diligently completes the curing thereof, but in no event shall the cure period extend beyond 150 days after notice;

•	if our TRS shall file a petition in bankruptcy or reorganization pursuant to any federal or state bankruptcy law or any similar federal or state law, or shall be adjudicated a bankrupt or shall make an assignment for the benefit of creditors or shall admit in writing its inability to pay its debts generally as they become due, or if a petition or answer proposing the adjudication of our TRS as a bankrupt or its reorganization pursuant to any federal or state bankruptcy law or any similar federal or state law shall be filed in any court and our TRS shall be adjudicated a bankrupt and such adjudication shall not be vacated or set aside or stayed within 60 days after the entry of an order in respect thereof, or if a receiver of our TRS or of the whole or substantially all of the assets of our TRS shall be appointed in any proceeding brought by our TRS or if any such receiver, trustee or liquidator shall be appointed in any proceeding brought against our TRS and shall not be vacated or set aside or stayed within 60 days after such appointment;

•	if our TRS voluntarily discontinues operations of a hotel for more than 30 days, except as a result of damage, destruction, renovation or a partial or complete condemnation; or

•	if the franchisor under a franchise agreement has declared an event of default as a result of any action or failure to act by our TRS or any management company and such default continues beyond the applicable grace period, except a default caused by our breach of the lease or a failure to complete improvements required by the franchisor because we failed to provide funds for such improvements to the extent required pursuant to the lease or a default for which we are otherwise accountable.

If an event of default occurs and continues beyond any curative period, we will have the option of terminating the lease. We intend that leases with respect to our hotels acquired in the future will contain substantially similar provisions, although we may, in our discretion, alter any of these provisions with respect to any particular lease.

Termination of Percentage Leases on Disposition of the Hotels.    In the event we enter into an agreement to sell or otherwise transfer one or more of the hotels, we will have the right to terminate the lease by giving our TRS 30 days’ written notice with respect to any such hotels and upon paying our TRS a termination payment equal to the fair market value of our TRS’s leasehold interest in the remaining term of the lease.

Strategic Alliance Agreements

We have entered into strategic alliance agreements with Corporex, Commonwealth, William P. Butler and Daniel T. Fay (who owns 15% of Commonwealth), pursuant to which:

•	each of Corporex, Commonwealth, William P. Butler and Daniel T. Fay has granted to us an exclusive right of first refusal for all future investment, acquisition and development opportunities involving full-service and all-suites hotels in the United States that are identified by them and their controlled affiliates; and

•	each of Corporex, Commonwealth, William P. Butler and Daniel T. Fay has agreed generally not to manage any full-service and all-suites hotels in the United States that compete with hotels we own or in which we have an investment.

In exchange for these limitations, we have:

•	granted to Commonwealth an exclusive right of first refusal to manage all hotels that we acquire in the future, unless (i) the acquisition opportunity was not known to us and has been brought to us by another pre-qualified management company or (ii) a majority of our independent directors decides in good faith for valid business reasons to use another management company; and

•	agreed to grant Corporex the right to nominate one person for election to our board of directors at each meeting of our stockholders. See “—Corporex Nomination Rights.”

Term.    Each strategic alliance agreement will expire on October 1, 2014. Each agreement may be sooner terminated if any of the following occurs:

•	an event of default (see “—Events of Default”);

•	if we experience a change in control or sell hotels and terminate all the management agreements between us and Commonwealth and have paid any required termination fees;

•	a termination of all of the management agreements between us and Commonwealth because of an event of default under the management agreements with respect to all properties;

•	with respect to Mr. Butler and Corporex only, at such time as either Mr. Butler or a designee of Corporex is no longer a member of our board of directors;

•	with respect to Mr. Fay only, at such time as Mr. Fay is no longer employed by Commonwealth, Corporex, Mr. Butler or their affiliates and no longer owns an equity interest in Commonwealth;

•	by Commonwealth, Mr. Fay, Mr. Butler and their affiliates at such time as Commonwealth no longer manages at least eight of our hotels; or

•	at such time as Commonwealth no longer manages any of our hotels.

Our Exclusivity Rights.    Corporex, Commonwealth and Messrs. Butler and Fay have granted us an exclusive right of first refusal in the future for all investment opportunities involving full-service and all-suites hotels that are identified by them and their controlled affiliates. Both we and Commonwealth have generally agreed not to develop hotels, except that we may retain Corporex to develop hotels or have others develop hotels for us so long as we use Corporex as our development, design and construction manager, provided that the payment of fees to Corporex in exchange for such services is approved by a majority of our independent directors. In addition, these parties have agreed to certain restrictions that will limit their management of competing hotels.

Acquisitions

For all full-service and all-suites hotel acquisition opportunities identified by Corporex, Commonwealth and Messrs. Butler, Fay and their controlled affiliates:

•	we will receive an exclusive right of first refusal to pursue the potential hotel acquisition opportunity;

•	we will be required to respond to the acquisition opportunity notice within 10 business days;

•	if we elect not to pursue the acquisition opportunity, the offering party may elect to pursue the opportunity on the same terms offered to us, or if the terms change materially, we must be given a right of first refusal on the revised terms; and

•	if we elect not to pursue the opportunity, the offering party would be permitted to acquire the hotel so long as we do not own or have an investment in another hotel in the same geographic competitive set or the hotel is not otherwise within five miles from a suburban hotel that we own or in which we have an investment or one mile from a central business district hotel that we own or in which we have an investment (unless waived by a majority of our independent directors).

Developments

For all full-service and all-suites hotel development opportunities identified by Corporex, Commonwealth and Messrs. Butler, Fay and their respective controlled affiliates:

•	we will receive an exclusive right of first refusal to pursue the potential hotel development opportunity;

•	we will be required to respond to the development opportunity notice within 10 business days; and

•	if we elect not to pursue the opportunity, the offering party would be permitted to develop the hotel so long as (1) we do not own or have an investment in another hotel in the same geographic competitive set or the hotel is not otherwise within five miles from a suburban hotel that we own or in which we have an investment or one mile from a central business district hotel that we own or in which we have an investment (unless waived by a majority of our independent directors) and (2) we are provided an exclusive right of first refusal to acquire the hotel after completion and commencement of operations and prior to being sold to any other party pursuant to the acquisition opportunity procedures set forth above.

Competing Management

Corporex, Commonwealth, Messrs. Butler, Fay and their respective controlled affiliates have agreed not to manage any full-service and all-suites hotels in the same geographic competitive set as any of our existing hotels or otherwise within five miles from a suburban hotel that we own or one mile from a central business district hotel that we own (unless waived by a majority of our independent directors).

Limitations

As noted above, our exclusivity rights only apply to acquisition and development investment opportunities involving full-service and all-suites hotels. Our exclusivity rights do not apply to such investment opportunities involving any other hotels or to investments in a full-service and all-suites hotel as part of obtaining a management contract so long as such hotel is not located in the same geographic competitive set as one of our existing hotels or otherwise within five miles from a suburban hotel that we own or one mile from a central business district hotel that we own.

Reimbursement of Costs.    If we accept an investment opportunity in an existing hotel from Messrs. Butler or Fay, Corporex, Commonwealth or any of their controlled affiliates, in addition to the purchase price, we will be obligated to reimburse them for the actual out-of-pocket and third-party expenses incurred in connection with such investment opportunity, including any earnest money deposits, but only if the payment of such expenses is approved by a majority of our independent directors. Messrs. Butler or Fay, Corporex or Commonwealth must submit to us an accounting of the costs in reasonable detail.

Exclusivity Rights of Commonwealth.    If we elect to pursue an investment opportunity brought to us by Messrs. Butler or Fay, Corporex, Commonwealth or any of their controlled affiliates that relates to the acquisition of an existing hotel or the acquisition of development land for the purpose of building a hotel, we will hire Commonwealth to manage the hotel unless a majority of our independent directors decides in good faith for valid business reasons to use another management company.

Events of Default.    Each of the following is a default under the applicable strategic alliance agreement:

•	we or Commonwealth experience a bankruptcy-related event;

•	we fail to reimburse Messrs. Butler or Fay, Corporex, Commonwealth or any of their respective controlled affiliates, as described under “—Reimbursement of Costs,” subject to a 30-day cure period or such longer period if we are contesting the reimbursement amount in good faith;

•	we, Messrs. Butler or Fay, Corporex, Commonwealth or any of their respective controlled affiliates do not observe or perform any other term of the agreement, subject to a 30-day cure period (up to a maximum of 120 days in certain instances) or such longer period if the observance or performance of such term is being contested in good faith; and

•	Messrs. Butler or Fay, Corporex, Commonwealth or any of their respective controlled affiliates defaults under the terms of any document that evidences the investment opportunity accepted by us, subject to any cure periods provided in such document.

If a default occurs, the non-defaulting party will have the option of terminating the applicable strategic alliance agreement and pursuing its rights and remedies under applicable law.

Assignment.    None of the strategic alliance agreements may be assigned by Messrs. Butler or Fay, Corporex or Commonwealth without our prior written consent.

Relationship with Management Agreements.    Each strategic alliance agreement may be terminated if we terminate all of our management agreements with Commonwealth.

In the strategic alliance agreement between Corporex and us, Corporex has agreed to forfeit 208,332 shares of our common stock to us if the agreement is terminated by us in the first year due to a default by Corporex. After October 1, 2005, so long as the agreement has not been terminated, this forfeiture provision would expire.

Corporex Nomination Rights

Until October 1, 2014, Corporex has the right to designate one nominee for election to our board of directors at each meeting of stockholders at which directors are elected. The Corporex designee must satisfy the standards established by the governance and compensation committee for membership on our board of directors and must be approved by the governance and compensation committee of our board of directors as a nominee. In the event our governance and compensation committee does not approve a designee, Corporex shall have the right to submit to our governance and compensation committee another designee. If a Corporex nominated director resigns or refuses to stand for reelection, is removed or dies while serving as a director, Corporex shall have the right to submit a new designee and upon approval by the governance and compensation committee, such designee shall be elected by our board of directors to fill the resulting vacancy on our board of directors. Unless Corporex submits a new designee to the governance and compensation committee for election at the next meeting of stockholders, the current designee shall be nominated by the governance and compensation committee for election by our stockholders at the next meeting of stockholders at which directors are elected.

Management Consulting and Advisory Agreement with Corporex

Until December 31, 2005, we have agreed to make Mr. Blackham available at mutually agreed upon times to provide Corporex with management consulting and advisory transition services relating to areas of Corporex’s business unrelated to the full-service and all-suites hotel business. Such services will be provided by Mr. Blackham to Corporex only to the extent that the provision of such services does not interfere with our business operations. Corporex will pay us a fixed amount of $10,000 per month for such services under this agreement and reimburse us for any out-of-pocket costs incurred by us related to such services. Mr. Blackham will receive no compensation directly from Corporex.

Management Agreements with Commonwealth

Pursuant to the terms of the management agreements described below, we have engaged Commonwealth as the property manager for nine of our hotels, all except the Hyatt Regency Rochester. Our TRS and Commonwealth have executed management agreements relating to each of these hotels.

Commonwealth will have a right of first refusal to manage all hotels that we acquire in the future, unless the acquisition opportunity was not known to us and has been brought to us by another pre-qualified management company or a majority of our independent directors decides in good faith for valid business reasons to use another management company. Except as noted below, we expect to engage Commonwealth to manage additional hotels that we acquire in the future under management agreements on substantially the same terms as set forth below.

Term.    Each of the management agreements provides for a term of ten years, unless terminated earlier. With respect to each management agreement, Commonwealth has the right to extend the term for one additional five-year period, provided that at the time the option to renew is exercised, Commonwealth is not then in default under the management agreement. If Commonwealth desires to exercise any option to renew, it must give written notice of its election to renew no less than 180 days before the expiration of the initial term.

Amounts Payable Under Each Management Agreement.    Commonwealth will receive a base management fee, and if the hotels meet and exceed certain thresholds, an additional incentive management fee. The base management fee for each of our hotels, based on total gross revenues of the hotel, will be due monthly and will be payable at each of the nine hotels as follows:

Period	Fee
Until December 31, 2005	2.50%
January 1, 2006 through December 31, 2006	2.75%
January 1, 2007 and thereafter	3.00%

The incentive management fee, if any, for each initial hotel will be due annually in arrears within 105 days after the end of each fiscal year and will be equal to 10.0% of the amount by which EBITDA for the fiscal year exceeds a threshold which is 9.5% of our initial capitalized investment in the hotel. Commonwealth will not be entitled to receive any incentive fee in any fiscal year in which the operating profit of our TRS has not equaled at least 9.5% of our investment in the hotel. For the Embassy Suites Hotel Phoenix-Scottsdale and any additional hotels that we acquire in the future and engage Commonwealth to manage, the incentive management fee will be equal to 10.0% of the amount by which EBITDA for the fiscal year exceeds a threshold that is 10.0% of our initial capitalized investment in the hotel. Each management agreement places a cap on the total amount of combined base and incentive management fees paid to Commonwealth at 4.5% of gross revenues at such hotel for each fiscal year.

For purposes of calculating the incentive management fee, EBITDA is reduced by certain operating costs, an allowance for FF&E reserves and taxes related to the management of the hotel, and the capital cost amount, which provides a basis for establishing the threshold above which the incentive fee is paid, is increased from time to time for major capital investments that increase the scope and size of the facility in the form of banquet space, meeting space and additional rooms for rent—all of which would add revenues. Such calculations do not include FF&E overrun expenses or refurbishments that were not anticipated in the FF&E reserve amounts set aside annually and that do not add scope to the premises.

The following table sets forth the approximate initial capitalized investment for each hotel managed by Commonwealth (in thousands):

Hotel	Initial Capitalized Investment
Cincinnati Landmark Marriott	$63,461
Hilton Cincinnati Airport	19,541
Embassy Suites Hotel Tampa-Airport/Westshore	33,280
Chicago Marriott Southwest at Burr Ridge	27,363
Embassy Suites Hotel Cincinnati-RiverCenter	32,518
Embassy Suites Hotel Columbus/Dublin	43,268
Embassy Suites Hotel Cleveland/Rockside	39,734
Embassy Suites Hotel Denver-International Airport	28,101
Embassy Suites Hotel Phoenix-Scottsdale	32,878

As discussed above, in computing the incentive management fee, if any, for any of the hotels, we will calculate the fiscal year EBITDA, which is defined as net income before interest, taxes, depreciation and amortization, derived from a particular hotel. EBITDA is then reduced by an allowance for FF&E reserves, as discussed in the preceding paragraph. If the resulting number exceeds 9.5% of the initial capitalized cost for that hotel or 10% of the initial capitalized cost for the Embassy Suites Hotel Phoenix-Scottsdale, then we must pay Commonwealth an incentive fee equal to 10% of that excess. For instance, with respect to the Cincinnati Landmark Marriott, 9.5% of the initial capitalized cost is equal to $6.0 million. Assuming no additional major capital investments in the hotel, if the EBITDA less FF&E reserves for a fiscal year at the Cincinnati Landmark Marriott exceeds that number by $100,000, then we must pay Commonwealth an incentive management fee of $10,000, or 10% of $100,000, with respect to that hotel.

The incentive fee is designed to encourage Commonwealth to generate higher gross operating profit at each hotel by increasing the management fee payable to Commonwealth when the hotels generate gross operating profit above certain threshold levels.

Early Termination.    The management agreements with respect to hotels managed by Commonwealth may be terminated (with notice and penalties as described below) earlier than the stated term with respect to one or more of the hotels if any of the following events occur:

•	by our TRS, upon 60 days notice following the failure of the hotel to: (i) achieve operating profit equal to 90% of the operating profit estimated in the annual operating projection, which is prepared by Commonwealth and approved by our TRS, in each of two consecutive fiscal years (except that Commonwealth may cure such default with respect to any year upon payment to us of the difference between the actual operating profit and the minimum operating profit threshold within 60 days after the end of the year); or (ii) maintain 100% of the fair market share of RevPAR for the hotel’s competitive set during each of such two consecutive fiscal years, provided that either of such failures is not due to force majeure;

•	by our TRS, upon 60 days notice, in the event Commonwealth is no longer an “eligible independent contractor”;

•	by our TRS, in the event there has been a change of control of Commonwealth other than to affiliates of Messrs. Butler or Fay;

•	by either party, as applicable, upon a default by Commonwealth or our TRS that is not cured prior to the expiration of any applicable cure period;

•	by us, upon sale of a hotel, including a sale resulting from a change in control of our company, upon 60 days notice and payment of the applicable termination fee;

•	by Commonwealth, upon 90 days notice following the failure by our TRS to advance funds in excess of those reserve funds budgeted for repairing or rebuilding our hotel;

•	by us, upon demolition of a hotel;

•	by us, in the event a hotel is damaged or destroyed by fire, casualty or other cause within two years of the expiration of the term of the management agreement, and we fail to commence and complete the repairing, rebuilding or replacement in a timely manner so that the hotel is substantially the same as it was prior to the damage or destruction, if the damage, destruction or casualty exceeds 60% of the fair market value and if we elect not to rebuild the hotel;

•	automatically, upon condemnation of all or substantially all of a hotel in any eminent domain, condemnation, compulsory acquisition or similar proceeding;

•	by Commonwealth, upon 90 days notice in the event a hotel is damaged or destroyed by fire, casualty or other cause, and we fail to commence and complete the repairing, rebuilding or replacement in a timely manner so that the hotel is substantially the same as it was prior to the damage or destruction; or

•	by Commonwealth, on 30 days notice following the foreclosure or bankruptcy sale of a hotel.

Termination Fees.    In those circumstances in which we are permitted an early termination of the management agreement with respect to one or more of the hotels managed by Commonwealth, we will not be required to pay Commonwealth a termination fee, except that our TRS will have the right to terminate any management agreements with Commonwealth upon a sale of a hotel, including in connection with a change of control transaction, upon 60-days’ prior notice to Commonwealth, and we will be obligated to make a payment of the following termination fee:

•	for a sale of a hotel that has been in operation prior to management by Commonwealth, during the first two full fiscal years after Commonwealth commences its management of the hotel, 5.5 times the sum of the aggregate base management fees and incentive fees earned during the most recent 12-month period immediately preceding the sale;

•	for a sale of a hotel that has not been in operation prior to management by Commonwealth, if the sale occurs during the first two full fiscal years after Commonwealth commences its management of the hotel, 5.5 times the sum of the aggregate base management fees and incentive fees that would have been payable based on the actual operating results for the hotel during the most recent 12-month period immediately preceding the sale;

•	for a sale at any time during the third, fourth or fifth full fiscal year after Commonwealth commences its management of the hotel, 3.0 times the sum of the aggregate base management fees and incentive fees earned during the most recent 12-month period immediately preceding the sale;

•	for a sale at any time during the sixth full fiscal year after Commonwealth commences its management of the hotel, 2.0 times the sum of the aggregate base management fees and incentive fees earned for the most recent 12-month period immediately preceding the sale;

•	for a sale at any time during the seventh full fiscal year after Commonwealth commences its management of the hotel, 1.5 times the sum of the aggregate base management fees and incentive fees earned for the most recent 12-month period immediately preceding the sale;

•	for a sale at any time during the eighth full fiscal year after Commonwealth commences its management of the hotel, 1.0 times the sum of the aggregate base management fees and incentive fees earned for the most recent 12-month period immediately preceding the sale; or

•	for a sale at any time during the ninth full fiscal year or thereafter, no termination fee shall apply.

The termination fees described above will be payable as follows:

•	During the first 12 months after the sale, our TRS will make 12 monthly cash payments to Commonwealth in an amount equal to the monthly base management fee that had been payable with respect to such hotel immediately prior to the sale; and

•	On the first anniversary of the sale of the hotel, we will pay Commonwealth in cash the remainder of the termination fee.

Notwithstanding the above, if at any point during the 12 months following such a sale, we use the net sale proceeds from a sale of the hotel to acquire another hotel for which we engage Commonwealth to serve as manager, the monthly payment obligations described above will cease and we would no longer be required to pay any further termination fee.

Hotel Pre-opening Expenses.    In connection with the re-opening of a renovated hotel subject to a management agreement with Commonwealth, we may request that Commonwealth perform certain pre-opening services. In such event, our TRS will advance funds (subject to a pre-opening budget submitted to and approved by the TRS) to Commonwealth to pay any amounts or reimburse any deficiencies arising in connection with the following pre-opening expenses:

•	any application or other fees and expenses in connection with obtaining the franchise;

•	all expenses related to or arising in connection with obtaining permits or licenses necessary for the operation of the hotel or the hotel’s businesses;

•	expenses for operating equipment and operating supplies which may be required as of the hotel’s opening date;

•	any projected losses associated with the re-opening of the hotel;

•	any other expenses incurred by our TRS or Commonwealth in connection with the re-opening of the hotel; and

•	working capital.

Maintenance and Modifications.    Commonwealth must maintain each hotel managed by it in good repair and condition and in conformity with applicable laws and regulations and in accordance with the franchisor’s standards for the operation of such hotel and make such routine maintenance, repairs and minor alterations, as it deems necessary. The cost of all such routine maintenance, repairs and alterations will be paid from gross revenues and treated as a deduction in determining the operating profit. The cost of non-routine repairs and maintenance, either to the hotel building or its fixtures, furniture, furnishings and equipment, shall be paid in accordance with the capital expenditure estimates for such non-routine repairs and maintenance.

Insurance.    Commonwealth is responsible for procuring and maintaining insurance with insurance companies reasonably acceptable to our TRS and licensed to underwrite the type of insurance being issued in the jurisdiction in which such insurance policy will be delivered, including the following (subject, in some instances, to prior approval by our TRS or any qualified lender):

•	Insurance on the hotel, including contents, against loss or damage by fire, lightning and all other risks covered by usual standard, extended coverage endorsements with deductible limits approved by our TRS in an amount not less than 100% of the replacement cost;

•	Insurance against loss or damage from explosion of boilers, pressure vessels, pressure pipes and sprinklers installed in the hotel;

•	Insurance on the hotel, including contents, against loss or damage by earth movement with deductible limits approved by our TRS in an amount reasonably determined by the TRS consistent with local market conditions;

•	Business interruption insurance;

•	Worker’s compensation and employer’s liability insurance;

•	Fidelity bonds in amounts and with deductible limits approved by our TRS;

•	Comprehensive general public liability insurance;

•	Crime insurance and errors and omissions insurance insuring our TRS against intentional or negligent acts or omissions of Commonwealth or its employees, in such amounts, with such carriers and under such policies as may be requested and approved by the TRS; and

•	Such other insurance in amounts as Commonwealth and our TRS mutually deem advisable for protection against claims, liabilities or losses arising out of or connected with the operation of the hotel.

Insurance premiums and any costs or expenses with respect to such insurance (including deductibles for claims) shall be treated as deductions in determining operating profit.

Assignment.    Commonwealth may not assign its rights and obligations under any management agreements with us without our prior written consent. Commonwealth, however, may assign its interest in a management agreement with us, without our consent, to any of its affiliates, and any such affiliate will be deemed to be Commonwealth for purposes of the management agreement. Commonwealth will be relieved of all further obligations under the management agreement if such affiliate has substantially similar financial resources and liquidity as Commonwealth and the expertise to perform the obligations. Our TRS may assign the agreement, upon notice, to a wholly owned subsidiary of us or our TRS if such subsidiary leases or owns 100% of the hotel, and upon such assignment and assumption of the agreement by the assignee, our TRS will be relieved of all further obligations and liabilities under the management agreement.

Damage to Hotels.    If any of our hotels subject to a management agreement with Commonwealth is damaged or destroyed by fire, casualty or other cause, our TRS is obligated, to the extent insurance proceeds are available (subject to the provisions of any mortgage encumbering the hotel), to repair or replace the damaged or destroyed portion of the hotel to substantially the same condition as existed prior to such damage or destruction. However, our TRS will not be obligated to repair or replace the damaged or destroyed portion of the hotel if (a) the damage occurs within two years of the expiration of the initial term of the management agreement, (b) the damage is in excess of 60% of the fair market value of the hotel as agreed by our TRS and Commonwealth and (c) our TRS elects not to rebuild the hotel. In this instance, our TRS may terminate the management agreement, subject to the payment of amounts due to Commonwealth, and no further termination fees will apply.

In the event damage or destruction to a hotel from any cause materially and adversely affects the operation of the hotel and our TRS fails to timely (subject to unreasonable delays caused by Commonwealth and to force majeure delays) commence and complete the repair, rebuilding or replacement of the damaged hotel such that it is substantially the same as it was prior to such damage, Commonwealth may terminate the management agreement upon 90 days’ written notice to our TRS. Additionally, if the franchise agreement is terminated due to our TRS’s failure to repair or restore the hotel, the management agreement shall terminate automatically upon the termination of the franchise agreement.

Condemnation of a Property.    If all or substantially all of any of the hotels subject to a management agreement with Commonwealth is taken in any eminent domain, condemnation, compulsory acquisition or similar proceeding, the affected management agreement will terminate on the date Commonwealth ceases to have physical possession of the applicable hotel, and no termination fee will apply. In the event a partial taking or temporary condemnation does not make it unreasonable to continue to operate the hotel, the affected management agreement will not terminate. However, any condemnation award in this instance must be used, to the extent necessary, to restore the hotel to a state equivalent to its condition prior to the condemnation event, and the balance of such award will be paid to our TRS.

Annual Operating Projection.    Each of the management agreements provides that not less than 45 days prior to the beginning of each fiscal year during the term of the management agreement, Commonwealth will submit to our TRS for each of the hotels, an annual operating budget setting forth in detail an estimated profit and loss statement for the next 12 months (or for the balance of the fiscal year in the event of a partial first fiscal year), including a schedule of hotel room rentals and other rentals and a marketing and business plan for each of the hotels. The budget is subject to our TRS’s approval, not to be unreasonably withheld. The budget may be revised from time to time as business and operating conditions shall demand, subject to the reasonable approval of Commonwealth and our TRS. In addition, in the event Commonwealth determines to replace a hotel’s general property manager, our TRS will have the right to interview and approve, not to be unreasonably withheld, any new general property manager.

Capital Expenditure Estimates.    Commonwealth must prepare a capital improvement budget of the expenditures necessary for replacement of furniture, fixtures and equipment and building repairs for the hotels during the following fiscal year and must provide such budget to our TRS for approval, at the same time Commonwealth submits the proposed annual operating budget for approval. Commonwealth will, in accordance with the capital improvement budget, make such substitutions and replacements of or renewals to furniture, fixtures and equipment and non-routine repairs and maintenance, as it deems necessary to maintain our hotels. Commonwealth may not make any other expenditure without our TRS’s approval, except expenditures that are required by reason of any:

•	emergency;

•	applicable legal requirements;

•	the terms of any franchise agreement; or

•	other requirements for the continued safe and orderly operation of our hotels.

The cost of all such changes, repairs, alterations, improvements, renewals, or replacements will be paid from the capital improvement reserve or other monies advanced by our TRS.

Indemnity Provisions.    Commonwealth has agreed to indemnify our TRS against all damages not covered by insurance that arise from:

•	the fraud, willful misconduct or gross negligence of Commonwealth;

•	employee claims based on a substantial violation by Commonwealth of employment laws or that are a direct result of the corporate policies of Commonwealth;

•	the knowing or reckless placing, discharge, leakage, use or storage of hazardous materials in violation of applicable environmental laws on or in any of our hotels by Commonwealth; or

•	the breach by Commonwealth of the management agreement, including action taken by Commonwealth beyond the scope of its authority under the management agreement, which breach is not timely cured.

Except to the extent indemnified by Commonwealth as described in the preceding paragraph, our TRS has agreed to indemnify Commonwealth against all damages not covered by insurance and that arise from (i) the due performance by Commonwealth of services under the management agreement; or (ii) the condition or use of our hotels, except to the extent that such condition was caused by the negligence of Commonwealth or such use was at the direction of Commonwealth.

Events of Default.    Events of default under each of the management agreements include:

•	Our TRS or Commonwealth experiences the appointment of a receiver, trustee or custodian for all or any substantial part of its property, unless the appointment is set aside or vacated within 60 days;

•	Our TRS or Commonwealth commences a bankruptcy-related proceeding;

•	Our TRS or Commonwealth makes a general assignment for the benefit of its creditors;

•	Our TRS or Commonwealth experiences the entry of any order for relief or other judgment or decree by a court of competent jurisdiction in an involuntary proceeding against it, provided such order, judgment or decree continues unstayed and in effect for 60 consecutive days;

•	Our TRS or Commonwealth fails to make any payment in accordance with the management agreement within five days after written notice, when such payment is due and payable;

•	Receipt by the franchisee of the hotel’s brand of any notice from the franchisor claiming or alleging any material default under the franchise agreement, if the default is due to any act or omission of our TRS or Commonwealth and is not cured to the satisfaction of the franchisor within 15 days of receipt of notice or if such default cannot reasonably be cured within 15 days and our TRS or Commonwealth proceeds with due diligence to cure such default, within such time as is reasonably required;

•	Failure of the TRS to provide sufficient working capital to operate the hotel within three days after written notice from Commonwealth of the need for such working capital; and

•	Our TRS or Commonwealth fails to observe or perform any other covenants, undertakings, obligations or conditions of the management agreement, subject to a 30-day grace period or such time as is reasonably required to cure the default.

If an event of default occurs and continues beyond any grace period, in the event of a material breach, the non-defaulting party will have the option of terminating the management agreement, on 30 days’ notice to the other party.

Hyatt Regency Rochester Management Agreement

Hyatt Corporation manages the Hyatt Regency Rochester. The Hyatt Regency Rochester management agreement provides for a 30-year term expiring on December 31, 2022. Under the agreement, Hyatt Corporation may extend the term of the agreement for two successive periods of ten years each, provided that Hyatt Corporation provides us notice of its renewal election at least 18 months prior to expiration of the applicable term. The management agreement may not be terminated earlier than the stated term except with respect to, among other things, certain events of casualty. Hyatt Corporation will receive a base management fee, payable on a monthly basis, equal to 4% of the annual gross receipts. Hyatt Corporation is also eligible to receive an incentive fee, payable in monthly installments, equal to the amount by which 20% of the profit for a fiscal year exceeds the base fee for that fiscal year.

Hyatt and Regency are registered trademarks of Hyatt Corporation. Neither Hyatt Corporation nor any of its officers, directors, agents or employees has endorsed or approved of this offering and none of them should in any way be deemed an issuer or underwriter of the securities offered in this prospectus. Further, neither Hyatt Corporation nor any of its officers, directors, agents or employees has assumed, and none of them shall have, any liability arising out of or related to the securities offered in this prospectus, including without limitation, any liability or responsibility for any financial statements, projections or other financial information contained herein.

Franchise Licenses

Nine of our hotels operate under franchise licenses from national hotel companies. Our management agreement with Hyatt Corporation allows the Hyatt Regency Rochester to operate under the Hyatt brand.

We anticipate that most of the additional hotels we acquire will be operated under franchise licenses. We believe that the public’s perception of quality associated with a franchisor is an important feature in the operation of a hotel. Franchisors provide a variety of benefits for franchisees, which include national advertising, publicity and other marketing programs designed to increase brand awareness, training of personnel, continuous review of quality standards and centralized reservation systems.

Commonwealth must operate each of our hotels it manages in accordance with and pursuant to the terms of the franchise agreement for the hotel.

The franchise licenses generally specify certain management, operational, record keeping, accounting, reporting and marketing standards and procedures with which the franchisee must comply. Under the franchise licenses, the franchisee must comply with the franchisors’ standards and requirements with respect to, among other things:

•	training of operational personnel;

•	safety;

•	maintaining specified insurance;

•	the types of services and products ancillary to guest room services that may be provided;

•	display of signage; and

•	the type, quality and age of furniture, fixtures and equipment included in guest rooms, lobbies and other common areas.

Additionally, as the franchisee, our TRS will be required to pay the franchise fees described below.

The following table sets forth certain information for the franchise licenses for our hotels:

Property	Franchise Fee (1)		Gross Food and Beverage Sales (2)		Marketing/ Reservation Fee (3)	Expiration Date
Cincinnati Landmark Marriott	6%		3%		1%	12/31/2019
Hilton Cincinnati Airport	5%		-		4%	10/6/2014
Chicago Marriott Southwest at Burr Ridge	6	%(4)	3	%(5)	1%	8/11/2024
Embassy Suites Hotel Cincinnati-RiverCenter	4%		-		4%	6/05/2010
Embassy Suites Hotel Columbus/Dublin	4%		-		4%	7/29/2019
Embassy Suites Hotel Cleveland/Rockside	4%		-		4%	3/25/2020
Embassy Suites Hotel Denver-International Airport	4%		-		4%	12/12/2022
Embassy Suites Hotel Phoenix-Scottsdale	4%		-		4%	11/3/2019
Embassy Suites Hotel Tampa-Airport/Westshore	4%		-		4%	12/15/2014

(1)	Percentage of room revenues payable to the franchisor.
(2)	Percentage of food and beverage sales payable to the franchisor.
(3)	Percentage of room revenues payable to the franchisor. In some cases, this amount may be increased by no more than 1% per year, not to exceed specified levels of gross room revenues.
(4)	This fee percentage is effective beginning in August 2008. The fee is 4% until August 2006. The fee is 5% from that time until August 2008.
(5)	Until August 2007, this fee is 2%.

Marriott is a registered trademark of Marriott International, Inc. Neither Marriott nor any of its subsidiaries, affiliates, officers, directors, agents, employees, accountants or attorneys is in any way participating in, approving, or endorsing the offering described in this prospectus, any of the underwriting or accounting procedures used in the offering, or any representations made in connection therewith and none of them will receive any proceeds from the sale of the shares described herein and the purchasers of any shares will not receive any interest in Marriott or any of such other persons. Marriott has not endorsed or approved the sale of securities pursuant to this prospectus. The grant by Marriott of any franchise or other rights to the company is not intended as, and should not be interpreted as, an express or implied approval, endorsement or adoption of any statement regarding actual financial or other performance.

Neither Marriott nor any of its subsidiaries, affiliates, officers, directors, agents, employees, accountants or attorneys, will in any way be deemed an “issuer” or “underwriter” of said “securities.” All financial statement or other financial information contained in this prospectus has been prepared by, and is the sole responsibility of the company. Neither Marriott nor any of its subsidiaries, affiliates, officers, directors, agents, employees, accountants or attorneys has assumed, and none will have, any liability or responsibility for any financial statements or other financial information contained in this prospectus.

Hilton and Embassy Suites Hotels are registered trademarks of Hilton Hospitality, Inc., an affiliate of Hilton Hotels Corporation. Neither Hilton nor any of its partners or affiliates is in any way participating in or endorsing the offering described in this prospectus and none of them will receive any proceeds from the sale of the shares described herein and the purchasers of any shares will not receive any interest in Hilton or any of its partners and affiliates. Hilton has not endorsed or approved the sale of securities pursuant to this prospectus. Neither Hilton nor any of its partners or affiliates, or their respective officers, directors, agents or employees, will in any way be deemed an “issuer” or “underwriter” of said “securities.” Neither Hilton nor any of its partners or affiliates, or any of their respective officers, directors, agents and employees have assumed, and none will have, any liability or responsibility for any financial statements, prospectuses or other financial information contained in this prospectus or similar written or oral communication.

Environmental Matters

Our hotel properties are subject to various federal, state and local environmental laws. Under these laws, courts and government agencies have the authority to require us, as owner of a contaminated property, to clean up the property, even if we did not know of or did not cause the contamination. These laws also apply to persons who owned a property at the time it became contaminated. In addition to the costs of clean-up, environmental contamination can affect the value of a property and, therefore, an owner’s ability to borrow funds using the property as collateral or to sell the property. Under the environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, such as a landfill or an incinerator, pay for the clean-up of that facility if it becomes contaminated and threatens human health or the environment. A person that arranges for the disposal or transports for disposal or treatment a hazardous substance at a property owned by another may be liable for the costs of removal or remediation of hazardous substances released into the environment at that property.

Furthermore, various court decisions have established that third parties may recover damages for injury caused by property contamination. For instance, a person exposed to asbestos while staying in a hotel may seek to recover damages if he or she suffers injury from the asbestos. Lastly, some of these environmental laws restrict the use of a property or place conditions on various activities. An example would be laws that require a business using chemicals (such as swimming pool chemicals or detergent at a hotel property) to manage them carefully and to notify local officials that the chemicals are being used.

We have reviewed Phase I ESAs that were previously prepared for all of our hotels. Even though the Phase I ESAs we have reviewed did not reveal any material environmental contamination that might have a material adverse effect on our business, assets, results of operations or liquidity, we may have material environmental liabilities of which we are unaware. With the exception of the Phase I ESA completion connection with the acquisition of the Embassy Suites Hotel Phoenix-Scottsdale, these Phase I ESAs were obtained in the past, and do not protect us as the purchaser of the hotels under the six-month statutory safe harbor from CERCLA liabilities. The Phase I ESAs may not identify all potential environmental liabilities.

The costs to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could be material and could adversely affect the funds available for distribution to our stockholders. We can make no assurances that (1) future laws or regulations will not impose material environmental liabilities or (2) the current environmental condition of our hotel properties will not be affected by the condition of the properties in the vicinity of our hotel properties (such as the presence of leaking underground storage tanks) or by third parties unrelated to us.

Further, when excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property.

Employees

We currently have seven employees.

Legal Proceedings

We are not involved in any material litigation nor, to our knowledge, is any material litigation threatened against us.

SELECTED FINANCIAL DATA

The following table sets forth summary selected combined and consolidated operating and financial data on a pro forma and historical basis for our company and for Eagle Hospitality Group, the predecessor to our business. We succeeded to the full-service and all-suites hotel business of Corporex Companies LLC effective as of October 1, 2004. As a result, we have not presented historical information for our company prior to October 1, 2004, because during that period, we did not have material corporate activity. Eagle Hospitality Group is not a legal entity, but rather a combination of nine completed hotels that were owned by various limited partnerships, corporations and limited liability companies controlled by Corporex Companies LLC prior to our commencement of operations.

The following selected historical combined and consolidated financial data for the year ended December 31, 2004 were derived from audited consolidated financial statements of Eagle Hospitality Group for the period from January 1, 2004 to September 30, 2004 and audited consolidated financial statements of our company from October 1, 2004 to December 31, 2004. The following selected historical combined financial data as of December 31, 2003 and for each of the two years in the period ended December 31, 2003 were derived from audited combined financial statements of Eagle Hospitality Group contained elsewhere in this prospectus. The following selected historical combined financial data as of December 31, 2002, 2001 and 2000 and for each of the years ended December 31, 2001 and 2000 were derived from unaudited combined financial statements of Eagle Hospitality Group that are not contained in this prospectus. The audited and unaudited historical combined and consolidated financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial condition and the results of operations as of such dates and for such periods under accounting principles generally accepted in the United States.

We own a 100% interest in all of our hotels, except that we own a 49% interest in the entity that owns the Embassy Suites Hotel Cincinnati-RiverCenter. However, because we have the right and obligation to acquire the remaining 51% interest in such entity from William P. Butler no later than January 31, 2006 in exchange for 427,485 operating partnership units, the assets, liabilities and operations of such entity are included in our consolidated financial statements as required by GAAP.

The unaudited pro forma financial and operating data for the year ended December 31, 2004 assume the following transactions were completed as of January 1, 2004: (1) the sale of 3,000,000 Series A Preferred Shares offered by this prospectus; (2) the acquisition of the Embassy Suites Hotel Phoenix-Scottsdale for $33.0 million in cash and related incurrence of a $22.1 million loan collateralized by such hotel; and (3) our initial public offering and the related formation and refinancing transactions. The unaudited pro forma consolidated statement of operations data for the three months ended March 31, 2005 assume this offering and the acquisition and related financing of the Embassy Suites Hotel Phoenix-Scottsdale were completed as of January 1, 2005. The unaudited pro forma consolidated balance sheet data as of March 31, 2005 assume this offering was completed as of March 31, 2005. See “Unaudited Pro Forma Financial Information” for cautionary statements regarding the use and interpretation of this pro forma information.

You should read the following summary historical combined and consolidated and pro forma consolidated financial and operating data together with “Unaudited Pro Forma Financial Information,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined and consolidated financial statements and related notes included elsewhere in this prospectus.

	Pro Forma for the Year Ended December 31, 2004		Pro Forma for the Three Months Ended March 31, 2005		Historical for the Years Ended December 31,
					2000		2001		2002		2003		2004
Operating Data:
Number of rooms (1)	2,593		2,593		1,694		1,965		2,139		2,139		2,323
Number of room nights annually (2)	981,926		233,263		525,432		635,654		722,445		780,735		809,186
Occupancy	66.0%		62.5%		67.6%		57.2%		62.4%		60.6%		65.2%
Average Daily Rate (ADR)	$102.53		$119.20		$115.24		$115.64		$108.68		$112.68		$111.82
RevPAR	$67.72		$74.49		$77.86		$66.11		$67.77		$68.27		$72.86

					(dollars in thousands, except per share amounts)
Statement of Operations Data:
Revenues	$92,711		$24,015		$56,989		$59,104		$69,820		$74,655		$82,298
Hotel operating expenses, excluding depreciation, amortization and corporate overhead	$66,437		$17,525		$42,768		$45,139		$50,683		$53,908		$58,373
Corporate overhead	3,082		1,781		—		—		—		—		1,275
Depreciation and amortization (3)	11,674		2,861		5,996		6,596		8,563		9,518		9,285

Operating profit	11,518		1,848		8,225		7,369		10,574		11,229		13,365
Interest income	(165)		(113)		(212)		(189)		(306)		(104)		(157)
Interest expense	9,142		2,306		10,912		11,478		12,026		12,060		10,852
Other income, net	—		(25)		—		(4)		6		10		—
Provision for income taxes	—		1,407		—		—		—		—		—
Minority interest	644		266		—		—		—		—		33

Net income (loss)	1,897		771		(2,475)		(3,924)		(1,140)		(717)		2,637
Preferred dividends	6,094		1,523		—		—		—		—		—

Net (loss) income available to common stockholders	$(4,197)		$(752)		$(2,475)		$(3,924)		$(1,140)		$(717)		$2,637

Basic income per common share	$(0.24)		$(0.04)										$0.01
Diluted income per common share	$(0.24)		$(0.04)										$—
Statement of Cash Flows Data:
Net cash provided by operating activities					$4,074		$1,068		$5,168		$8,737		$9,201
Net cash used in investing activities					(37,221)		(33,399)		(23,592)		(1,920)		(61,976)
Net cash provided by (used in) financing activities					34,365		33,107		17,657		(7,737)		71,686
Balance Sheet Data:
Total assets	$347,927		$356,491		$138,771		$167,513		$185,372		$177,022		$252,384
Total debt	152,908		163,069		147,242		183,173		200,553		196,840		130,795
Total liabilities	161,698		176,736		152,950		188,584		206,220		202,223		138,192
Total minority interest	17,120		15,160		—		—		—		—		17,035
Total owners’ equity (deficit)	169,109		164,595		(14,179)		(21,071)		(20,848)		(25,201)		97,157
Cash dividends declared per common share (4)	$—		$0.35		$—		$—		$—		$—		$—
Other Financial Data:
EBITDA (5)	$23,357		$4,797		$14,433		$14,150		$19,449		$20,861		$24,082
FFO (6)	$8,121		$2,375		$3,521		$2,672		$7,423		$8,801		11,922
Ratio of earnings to fixed charges (7)	1.28	x	1.45	x	0.77	x	0.66	x	0.91	x	0.94	x	1.25	x
Ratio of earnings to fixed charges and preferred dividends (7)	0.77	x	0.87	x	0.77	x	0.66	x	0.91	x	0.94	x	1.25	x

(1)	As of period end.
(2)	The following hotels were opened/acquired during the period of January 1, 2000 through March 31, 2005:

Property	Opening/Acquisition Date
Embassy Suites Hotel Columbus/Dublin	November 29, 2000
Embassy Suites Hotel Cleveland/Rockside	October 29, 2001
Embassy Suites Hotel Denver-International Airport	December 2, 2002
Chicago Marriott Southwest at Burr Ridge	August 11, 2004
Embassy Suites Hotel Phoenix-Scottsdale	February 24, 2005

(3)	Investments in hotel properties will be stated at acquisition cost and allocated to property and equipment and identifiable intangible assets in accordance with Statement of Financial Accounting Standards No. 141. Property and equipment will be recorded at current replacement value for similar capacity, and identifiable intangible assets will be recorded at estimated fair value. Property and equipment will be depreciated using the straight-line method over an estimated useful life of 15-40 years for building and improvements and 3-10 years for furniture and equipment.
(4)	No dividends were declared prior to 2005.
(5)	EBITDA is defined as net income (loss) before interest, taxes, depreciation and amortization. We believe EBITDA is a useful financial performance measure of adjusted earnings for us and for our stockholders and is a complement to net income and other financial performance measures provided in accordance with GAAP. We use EBITDA to measure the financial performance of our operating hotels because it excludes expenses such as depreciation, amortization, taxes and interest expense, which are not indicative of operating performance. By excluding interest expense, EBITDA measures our financial performance irrespective of our capital structure or how we finance our properties and operations. By excluding depreciation and amortization expense, which can vary from hotel to hotel based on a variety of factors unrelated to the hotels’ financial performance, we can more accurately assess the financial performance of our hotels. Under GAAP, hotel properties are recorded at historical cost at the time of acquisition and are depreciated on a straight-line basis. By excluding depreciation and amortization, we believe EBITDA provides a basis for measuring the financial performance of hotels unrelated to historical cost. However, because EBITDA excludes depreciation and amortization, it does not measure the capital we require to maintain or preserve our fixed assets. In addition, because EBITDA does not reflect interest expense, it does not take into account the total amount of interest we pay on outstanding debt nor does it show trends in interest costs due to changes in our borrowings or changes in interest rates. EBITDA, as calculated by us, may not be comparable to EBITDA reported by other companies that do not define EBITDA exactly as we define the term. Because we use EBITDA to evaluate our financial performance, we reconcile it to net income (loss) which is the most comparable financial measure calculated and presented in accordance with GAAP. EBITDA does not represent net income (loss) and should not be considered as an alternative to operating income or net income determined in accordance with GAAP. EBITDA does not represent cash flows from operating activities determined in accordance with GAAP, and should not be considered as an indicator of performance or as an alternative to cash flows from operating activities as an indicator of liquidity. Below is a reconciliation of EBITDA to net income (loss).

	Pro Forma for the Year Ended December 31, 2004	Pro Forma for the Three Months Ended March 31, 2005	Historical for the Years Ended December 31,
			2000	2001	2002	2003	2004
			(dollars in thousands)
Reconciliation of EBITDA
Net income (loss)	$1,897	$771	$(2,475)	$(3,924)	$(1,140)	$(717)	$2,637
Plus minority interest	644	266	—	—	—	—	33
Plus depreciation and amortization	11,674	2,861	5,996	6,596	8,563	9,518	9,285
Plus interest expense	9,142	2,306	10,912	11,478	12,026	12,060	10,852
Less income tax benefit	—	(1,407)	—	—	—	—	—

EBITDA	$23,357	$4,797	$14,433	$14,150	$19,449	$20,861	$22,807

(6)	Funds From Operations (“FFO”) is used by industry analysts and investors as a supplemental operating performance measure of an equity REIT. FFO is calculated in accordance with the definition that was adopted by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”). FFO, as defined by NAREIT, represents net income (loss) determined in accordance with GAAP, excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated operating real estate assets, plus certain non-cash items such as real estate asset depreciation and amortization, and after adjustment for any minority interest deriving from unconsolidated partnerships and joint ventures. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. Thus, NAREIT created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from GAAP net income. Management believes that the use of FFO, combined with the required primary GAAP presentations, has improved the understanding of operating results of REITs among the investing public and made comparisons of REIT operating results more meaningful. Management considers FFO to be a useful measure of adjusted earnings for reviewing comparative operating and financial performance (although FFO should be reviewed in conjunction with net income (loss), which remains the primary measure of performance) because by excluding gains or losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization, FFO assists in comparing the operating performance of a company’s real estate between periods or as compared to different companies. Although FFO is intended to be a REIT industry standard, it may not be calculated in the same manner by other companies, and investors should not assume that FFO as reported by us is comparable to FFO as reported by other REITs. Below is a reconciliation of FFO to net income (loss).

	Pro Forma for the Year Ended December 31, 2004	Pro Forma for the Three Months Ended March 31, 2005	Historical for the Years Ended December 31,
			2000	2001	2002	2003	2004
Reconciliation of FFO
Net income (loss)	$1,897	$771	$(2,475)	$(3,924)	$(1,140)	$(717)	$2,637
Plus minority interest	644	266	—	—	—	—	33
Plus depreciation and amortization	11,674	2,861	5,996	6,596	8,563	9,518	9,285
Less preferred dividends	(6,094)	(1,523)	—	—	—	—	—

FFO	$8,121	$2,375	$3,521	$2,672	$7,423	$8,801	$11,955
(7)	The ratios of earnings to fixed charges and preferred dividends were computed by dividing income from continuing operations before minority interest, fixed charges (excluding interest capitalized), gain or loss from the sale of property, extraordinary items and preferred dividends. Fixed charges consist of interest expense (including interest costs capitalized) and preferred dividends. For the historical periods presented, the ratio of earnings to fixed charges and preferred dividends is the same as the ratio of earnings to fixed charges because there was no outstanding preferred stock.

	Pro Forma for the Year Ended December 31, 2004		Pro Forma for the Three Months Ended March 31, 2005		Historical for the Years Ended December 31,
Reconciliation of Coverage Ratios					2000		2001		2002		2003		2004
Net income	$1,897		$771		$(2,475)		$(3,924)		$(1,140)		$(717)		$2,637
Minority interest	644		266		—		—		—		—		33
Interest expense	9,142		2,306		10,912		11,478		12,026		12,060		10,852

Earnings	11,683		3,343		8,437		7,554		10,886		11,343		13,522
Interest expense	9,142		2,306		10,912		11,478		12,026		12,060		10,852
Preferred dividends	6,094		1,523		—		—		—		—		—

Fixed charges	15,236		3,829		10,912		11,478		12,026		12,060		10,852
Ratio of earnings to fixed charges	1.28	x	1.45	x	0.77	x	0.66	x	0.91	x	0.94	x	1.25	x
Earnings deficiency	—		—		(2,475)		(3,924)		(1,140)		(717)		—
Ratio of earnings to fixed charges and preferred dividends	0.77	x	0.87	x	0.77	x	0.66	x	0.91	x	0.94	x	1.25	x
Earnings deficiency	$(3,553)		$(486)		$(2,475)		$(3,924)		$(1,140)		$(717)		—

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma financial and operating data for the year ended December 31, 2004 assume the following transactions were completed as of January 1, 2004: (1) the sale of 3,000,000 Series A Preferred Shares offered hereby; (2) the acquisition of the Embassy Suites Hotel Phoenix-Scottsdale for $33.0 million in cash and related incurrence of a $22.1 million loan collateralized by such hotel; and (3) our initial public offering and the related formation and refinancing transactions. The unaudited pro forma consolidated statement of operations data for the three months ended March 31, 2005 assumes this offering and the acquisition and related financing of the Embassy Suites Hotel Phoenix-Scottsdale were completed as of January 1, 2005. The unaudited pro forma consolidated balance sheet data as of March 31, 2005 assumes this offering was completed as of March 31, 2005.

The unaudited pro forma financial information and related notes are presented for informational purposes only and do not purport to represent what our financial position or results of operations would actually have been if the transactions had in fact occurred on the earlier dates discussed above. This information also does not project or forecast our consolidated financial position or results of operations for any future date or period.

The unaudited pro forma financial information should be read in conjunction with our historical combined and consolidated financial statements and related notes included elsewhere in this prospectus and with the information set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable.

EAGLE HOSPITALITY PROPERTIES TRUST, INC.

Historical and Pro Forma Consolidated Balance Sheet

As of March 31, 2005

(Unaudited, $ in thousands except per share data)

ASSETS	Company	Pro Forma Adjustments (1)	Pro Forma
Cash and cash equivalents	$12,422	$72,200	$84,622
Restricted cash—reserves	9,842		9,842
Accounts receivable, net	2,989		2,989
Inventories	479		479
Deferred income taxes	1,495		1,495
Deferred franchise fees and intangibles, net	1,698		1,698
Prepaid expenses and other assets	1,064		1,064
Investment in hotel properties, net	254,302		254,302

Total assets	$284,291	$72,200	$356,491

LIABILITIES AND OWNER'S EQUITY
Mortgage notes payable	$163,000		$163,000
Other long term debt	54		54
Capital lease obligations	15		15
Accounts payable	1,555		1,555
Due to affiliates	1,414		1,414
Dividends payable	4,087		4,087
Accrued expenses	5,849		5,849
Advance deposits	762		762

Total liabilities	176,736	—	176,736
Minority interest	15,160		15,160
Preferred stock, $0.01 par value, 10,000,000 shares authorized, none issued or outstanding	—	30	30
Common stock, $0.01 par value, 100,000,000 shares authorized 17,358,573 shares issued and outstanding	174		174
Additional paid-in capital	100,523	72,170	172,693
Accumulated other comprehensive income	11		11
Deferred compensation	(2,980)		(2,980)
Retained earnings(deficit)	(5,333)		(5,333)

Total owners' equity	92,395	72,200	164,595

Total liabilities and owners' equity	$284,291	$72,200	$356,491

(1)	Reflects the sale of 3,000,000 Series A Preferred Shares, par value $0.01 per share, at a price of $25.00 per share, less estimated offering expenses of $2.8 million.

EAGLE HOSPITALITY PROPERTIES TRUST, INC.

Historical and Pro Forma Consolidated Statement of Operations

For the three months ended March 31, 2005

($ in thousands except per share data)

The accompanying unaudited Pro Forma Consolidated Statement of Operations data for the period ended March 31, 2005 are presented as if the sale of 3,000,000 Series A Preferred Shares offered by this prospectus and the acquisition of the Embassy Suites Hotel Phoenix-Scottsdale occurred on January 1, 2005.

These pro forma consolidated statements should be read in conjunction with the historical financial statements and notes thereto. In management's opinion, all adjustments necessary to reflect the effects of the acquisition of the Embassy Suites Hotel Phoenix-Scottsdale have been made.

The following unaudited Pro Forma Consolidated Statements of Operations are not necessarily indicative of what our actual results would have been assuming such transaction had been completed as of January 1, 2005, nor are they indicative of the results of operations for future periods.

	Unaudited Historical March 31, 2005 (1)	Embassy Phoenix Acquisition (2)	Acquisition Adjustments (3)	Pro Forma March 31, 2005
Total revenues	$21,703	$2,312		$24,015
Corporate expense	1,781	—		1,781
Hotel expenses	18,499	1,663	224	20,386

Operating income(loss)	1,423	649	(224)	1,848
Interest income	113	—		113
Interest expense	2,139	116	51	2,306
Other income, net	(25)			(25)

Income(loss) before minority interest and provision for income taxes	(628)	533	(275)	(370)
Provision for income taxes	1,495	—	(88)	1,407
Minority interest	(222)		(44)	(266)

Net income(loss)	$645	$533	$(407)	$771

Preferred dividends	—			1,523 (4)

Net income (loss) available to common stockholders	645			(752)

Basic income per share	$0.04			$(0.04)

Diluted income per share	$0.04			$(0.04)

Weighted average basic common shares outstanding	17,360			17,360

Weighted average diluted common shares outstanding	23,354			23,354

(1)	Unaudited consolidated statement of operations for the period ended March 31, 2005.
(2)	Unaudited Embassy Suites Hotel Phoenix-Scottsdale statement of operations for the period ended February 23, 2005.
(3)	Adjustments for the Embassy Suites Hotel Phoenix-Scottsdale for the period prior to our ownership (1/1/05-2/23/05) consist of increased expense of $219 for depreciation, increased expense of $5 for the amortization of the Company’s loan fees, increased interest expense of $51 for the Company’s higher loan balance, increased tax expense of $88 and increased minority interest expense of $44.
(4)	The preferred dividend is assumed to pay at an annual rate of % on 3,000,000 Series A Preferred Shares at an initial offering price of $25.00 per share.

EAGLE HOSPITALITY PROPERTIES TRUST, INC.

Historical and Pro Forma Consolidated Statement of Operations

For the year ended December 31, 2004

($ in thousands except per share data)

The accompanying unaudited Pro Forma Consolidated Statement of Operations data for the period ended December 31, 2004 are presented as if the sale of 3,000,000 Series A Preferred Shares offered by this prospectus and the acquisition of the Embassy Suites Hotel Phoenix-Scottsdale occurred on January 1, 2004.

These pro forma consolidated statements should be read in conjunction with the historical financial statements and notes thereto. In management's opinion, all adjustments necessary to reflect the effects of the acquisition of the Embassy Suites Hotel Phoenix-Scottsdale have been made.

The following unaudited Pro Forma Consolidated Statements of Operations are not necessarily indicative of what our actual results would have been assuming such transaction had been completed as of January 1, 2004, nor are they indicative of the results of operations for future periods.

	Pro Forma Company & Predecessor December 31, 2004 (1)	Embassy Phoenix Acquisition (2)	Acquisition Adjustments (3)	Pro Forma December 31, 2004
Total revenues	$82,298	$10,413		$92,711
Corporate expense	3,082	—		3,082
Hotel expenses	68,352	9,638	121	78,111

Operating income (loss)	10,864	775	(121)	11,518
Interest income	157	8		165
Interest expense	8,147	1,419	(424)	9,142
Other income, net	—			—

Income (loss) before minority interest and provision for income taxes	2,874	(636)	303	2,541
Minority interest	(729)		85	(644)

Net income (loss)	$2,145	$(636)	$388	$1,897
Preferred dividends	—			6,094 (4)

Net income (loss) available to common stockholders	$2,145			$(4,197)

Basic income per share	$0.12			$(0.24)

Diluted income per share	$0.12			$(0.24)

Weighted average basic common shares outstanding	17,359			17,359

Weighted average diluted common shares outstanding	23,352			23,352

(1)	This information has been derived from the Pro Forma Combined and Consolidated Statement of Operations for us and the Predecessor for the period ended December 31, 2004, which appear in Note 19 to our Consolidated and Combined Financial Statements beginning on page F-36. Such information is presented as if our formation transactions, initial public offering and acquisition of our initial nine hotels occurred on January 1, 2004. Below is a reconciliation of the Historical Combined and Consolidated Statement of Operations to the Pro Forma Combined and Consolidated Statement of Operations information contained in this column.

Company & Predecessor
Year Ended December 31, 2004
Net income—actual	$2,637
Corporate expense	(1,803)
Amortization of restricted stock	(4)
Depreciation	(952)
Management fee—related party	258
Interest expense	2,705
Minority interest	(696)

Net income—pro forma	$2,145

(2)	Audited Embassy Suites Hotel Phoenix-Scottsdale statement of operations for the period ended December 31, 2004.
(3)	Adjustment of $62 to reflect additional depreciation basis in the assets, increased expense of $54 for the amortization of loan fees, increased expense of $6 for the amortization of franchise fees, reduction in interest expense of $362 to adjust for the lower loan amount and borrowing costs and decreased minority interest expense of $85.
(4)	The preferred dividend is assumed to pay at an annual rate of % on 3,000,000 Series A Preferred Shares at an initial offering price of $25.00 per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition, results of operations, liquidity and capital resources in conjunction with our combined and consolidated historical financial statements and the related notes. The notes to the combined and consolidated financial statements provide additional information about us and the basis of presentation used in this prospectus.

Overview

We are a Maryland corporation that was formed in April 2004 to pursue current and future opportunities in the full-service and all-suites hotel industry. Our charter allows our company to exist in perpetuity. Our initial public offering closed on October 6, 2004, but the acquisition of our initial hotels and commencement of our operations were deemed to be effective as of October 1, 2004. Our net proceeds realized from the offering, after the costs associated with the offering, were $148.2 million. We are self-advised and own our hotels and conduct business through an operating partnership, EHP Operating Partnership, L.P. As of March 31, 2005, we owned approximately 74% of the partnership units in our operating partnership. Limited partners (including certain of our officers and directors) own the remaining operating partnership units. After one year, limited partners will have the option of redeeming each of their operating partnership units for the cash value of one share of our common stock or, at our sole option, one share of common stock.

For us to qualify as a REIT, we cannot operate hotels. Therefore, our operating partnership and its subsidiaries lease our hotel properties to our TRS, which in turn engages eligible independent contractors to manage our hotels. Our TRS, which is a wholly owned subsidiary of our operating partnership, is consolidated into our financial statements for accounting purposes. Since both our operating partnership and our TRS are controlled by us, our principal source of funds on a consolidated basis is from the operations of our hotels. The earnings of our TRS are subject to taxation like other regular C corporations.

When we completed our initial public offering, we acquired a 100% interest in eight hotels and a 49% percent interest in one other hotel (Embassy Suites Hotel Cincinnati-RiverCenter), all of which were previously owned or controlled by Corporex Companies LLC. Because we have the right and obligation to acquire the remaining 51% interest in the entity that owns the Embassy Suites Hotel Cincinnati-RiverCenter from William P. Butler, Eagle’s Chairman, no later than January 31, 2006 in exchange for 427,485 operating partnership units, the assets, liabilities and operations of such entity are included in our consolidated financial statements in accordance with the provisions in Financial Interpretation Number 46(R) (“FIN46(R)”).

For accounting purposes, the entities that previously owned the properties that we acquired upon consummation of our initial public offering are deemed to be our Predecessor. All significant intercompany accounts and transactions have been eliminated. The combined and consolidated historical financial statements presented herein were prepared in accordance with US GAAP.

Financial Condition

Total mortgage debt increased from $130.7 million (including $23.4 million of related-party mortgage debt) on December 31, 2004 to $163.0 million on March 31, 2005, or 24.7%, as a result of the $22.1 million loan entered into to finance the acquisition of the Embassy Suites Hotel Phoenix-Scottsdale and the $81.8 million Prudential Loan that was finalized during the quarter. The proceeds of the Prudential Loan were used to pay down approximately $71 million of existing mortgage debt (including all of the related-party mortgage debt) and to provide cash towards completion of the acquisition of the Embassy Suites Hotel Phoenix-Scottsdale in February 2005.

Total assets increased $30.4 million from December 31, 2004 to March 31, 2005, largely the result of the acquisition of the Embassy Suites Hotel Phoenix-Scottsdale.

The unrestricted cash balance decreased $3.2 million from December 31, 2004 to March 31, 2005, largely as a result of the $4.1 million in dividends and distributions paid and capital expenditures offset somewhat by the cash generated by the hotels.

Results of Operations

In the hotel industry most categories of operating costs do not vary directly with the volume of sales, the exceptions being franchise, management, credit card fees and the costs of the food and beverages served. Because of this operating leverage, changes in sales volume disproportionately impact operating results. Room revenue is the most important category of revenue and drives other revenue categories such as food and beverage and telephone. There are three key performance indicators used in the hotel industry to measure room sales:

•	Occupancy, or the number of rooms sold, usually expressed as a percentage of total rooms available;

•	Average Daily Rate (ADR), which is total room revenue divided by the number of rooms sold; and

•	RevPAR (room revenue per available room), which is the product of the occupancy percentage and ADR.

We broadly group our guests into two sectors: transient and group. The transient sector includes the leisure, business or government traveler making individual room reservations. The group sector is composed of bookings for 10 or more rooms and includes leisure, business, government and convention and association travelers. The group leisure sector also includes blocks for wedding parties, family reunions and other social gatherings. We offer our largest volume corporate customers a negotiated rate, and we refer to these customers as the group preferred business sector. We generally book the group sector at lower negotiated rates in order to maintain occupancy, but group events are often associated with higher food and beverage revenue.

During the first quarter of 2005, due to a slightly strengthening economy and the maturation of certain of our hotels, our portfolio saw RevPAR increase by 5.2%, from $67.79 for the first quarter of 2004 to $71.30 for the first quarter of 2005 for eight of our hotels that were owned and operational during the first quarter of 2004. This increase was the result of increases in both the occupancy percentage and room rates.

On January 7, 2005, our board of directors declared a dividend of $0.175 per common share and operating partnership unit. This dividend was paid on February 1, 2005 to holders of record as of January 18, 2005. The total amount of the dividends paid to holders of our common stock was $4.1 million.

On February 18, 2005, we finalized an $81.8 million five-year, non-recourse loan with Prudential. This loan involves both a fixed-rate and floating-rate component with $58.0 million fixed at an interest rate of 5.43% and the remainder having a variable interest rate of 175 basis points over 30-day LIBOR. Approximately $68 million of the proceeds were used to pay down $4.0 million of the loan for the Embassy Suites Hotel Columbus/Dublin and to retire the loans for the Cincinnati Landmark Marriott, the Embassy Suites Hotel Cleveland/Rockside (related party loan from Corporex) and the Embassy Suites Hotel Denver-International Airport. This loan is subject to certain financial covenants and is collateralized by the Cincinnati Landmark Marriott, the Embassy Suites Hotel Cleveland/Rockside, and the Embassy Suites Hotel Tampa-Airport/Westshore. With this facility, 54% of our outstanding mortgage debt is at fixed interest rates. This reduces our risk associated with interest rate fluctuations.

On February 24, 2005, we completed the acquisition of the 270-room Embassy Suites Hotel Phoenix-Scottsdale for $33.0 million in cash. In connection with this acquisition, we finalized a $22.1 million three year, full recourse loan having an interest rate of 215 basis points over 30-day LIBOR that is collateralized by that hotel. The proceeds of this loan were used to pay for this acquisition and the remainder of the purchase price was paid from existing cash. This hotel is managed by Commonwealth.

On March 31, 2005, our board of directors declared a dividend of $0.175 per common share and operating partnership unit. This dividend was paid on April 14, 2005 to holders of record as of April 6, 2005. The total amount of the dividends and distributions paid to holders of our common stock and operating partnership units was $4.1 million.

The outlook for the remainder of 2005 is uncertain; however, management is optimistic that the second and third quarters will show increases in revenues and net income over the first quarter, for the following reasons:

•	Historically, the second and third quarters have been the strongest for our portfolio.

•	The Chicago Marriott Southwest at Burr Ridge launched an aggressive marketing campaign in April 2005 that is designed to tap the potential growth embedded in this recently opened hotel.

•	Capital expenditure projects are expected to be completed in the second quarter at the Embassy Suites Hotel Cincinnati-RiverCenter, the Embassy Suites Hotel Tampa-Airport/Westshore and the Hilton Cincinnati Airport.

These foregoing forward-looking statements are subject to risks and uncertainties. For more information, see “Cautionary Note Regarding Forward-Looking Statements.”

Comparison of Three Months Ended March 31, 2004 to Three Months Ended March 31, 2005

Revenue.    Total revenues increased $3.1 million, or 16.7%, from $18.6 million in 2004 to $21.7 million in 2005. Most of the increase, or $2.7 million, was related to the Chicago Marriott Southwest Hotel at Burr Ridge, which opened in August 2004, and the Embassy Suites Hotel Phoenix-Scottsdale, which was acquired on February 24, 2005. The remaining $0.4 million increase was largely attributable to improved room revenue at the Embassy Suites Hotel Columbus/Dublin, Hilton Cincinnati Airport and the Embassy Suites Hotel Cleveland/Rockside. RevPAR, driven almost entirely by increased occupancy, increased by 14.2% at these three hotels from $49.62 in the first quarter of 2004 to $57.19 for the first quarter of 2005. A combination of greater corporate and convention travel at the Dublin and Cleveland hotels and more demand from airline crews at the Hilton Cincinnati Airport increased occupancy for the first quarter of 2005 as compared to the same period of 2004.

For the eight hotels owned and operational during the first quarter of 2004, RevPAR increased from $67.79 to $71.30 for the first quarter of 2005, or 5.2%. The increased RevPAR is largely due to the increased occupancy at the three hotels mentioned above, combined with increased rates at the Cincinnati Landmark Marriott, Embassy Suites Hotel Tampa-Airport Westshore and Embassy Suites Hotel Denver-International Airport.

Operating Expenses.    Hotel operating expenses before depreciation and amortization, corporate expenses and stock based compensation expense increased by $2.2 million, from $13.6 million during the first quarter of 2004, to $15.8 million in 2005, or 16.2%. Of this increase, $2.0 million was related to the Chicago Marriott Southwest Hotel at Burr Ridge, which did not open until August 2004 and the acquisition of the Embassy Suites Hotel Phoenix-Scottsdale. The remainder of the increase was largely due to items that vary directly with revenues, such as franchise, management and credit card fees.

Operating Income.    Total operating income decreased by $1.4 million to $1.4 million in the first quarter of 2005 from $2.8 million during the first quarter of 2004. The decrease of nearly 50.0% was the result of $1.1 million of corporate expense in the first quarter of 2005 (the Predecessor did not have a parent-type function) and $0.7 million of the decrease related to the amortization of stock-based compensation. There was also increased depreciation expense of $0.3 million at the existing hotels due to $42.5 million minority interest partial step-up recorded as of October 1, 2004, related to the acquisition of minority interest from unaffiliated parties in connection with seven of the initial properties. Somewhat offsetting these additional expenses was the operating income produced by the Embassy Suites Hotel Phoenix-Scottsdale following its acquisition in February 2005.

Depreciation and Amortization Expense.    Total depreciation and amortization expense increased by $0.4 million, or 18.2%, from $2.2 million in the first quarter of 2004 to $2.6 million during the same period in 2005. Most of the increase, or $0.3 million, is related to the depreciation on the minority interest partial step-up. Also contributing to this increase in the first quarter of 2005 are the opening of the Chicago Marriott Southwest at Burr Ridge and the acquisition of the Embassy Suites Hotel Phoenix-Scottsdale which were not part of the portfolio during the first quarter of 2004.

Interest Expense.    Total interest expense decreased in 2005 by approximately $0.8 million, or 27.6%, to $2.1 million from $2.9 million in 2004. During the fourth quarter of 2004, approximately $76 million of debt was retired (including $21.4 million in related-party debt), largely resulting in the decrease.

Income Tax Benefit.    An income tax benefit of $1.5 million was booked during the period ending March 31, 2005. $1.1 million of this benefit was due to the net loss during the quarter by the TRS and $0.4 million was the result of the reversal of a deferred tax asset valuation reserve. Due to the ownership structure in place at the time, the Predecessor recorded no income tax benefit during the period ending March 31, 2004.

Net Income/Loss.    The net income of approximately $0.6 million in the first quarter of 2005 as compared to a net loss of approximately $0.1 million in the first quarter of 2004 is due to the income tax benefit recorded during the period ending March 31, 2005, the additional income produced by the Embassy Suites Hotel Phoenix-Scottsdale and the reduction in interest expense, which were partially offset by the corporate and stock-based compensation expense.

Comparison of 2004 to 2003

Overview.    For the purposes of this comparison we have combined our results with those of the Predecessor for 2004, whereas, 2003 reflects only the results for the Predecessor. In 2004, the hotel industry began to recover from a challenging year in 2003. In 2003, travel, in general, was affected by a number of factors, including the war in Iraq and intermittently raised terror alert levels, as well as an overall weak economy.

Over the past few years, our general operating strategy has been to maintain ADR for the entire portfolio, as compared to many other operators that have been reducing ADR for their portfolios in order to maintain or increase occupancy. The rationale for our strategy was to position our properties for future growth in ADR upon an expected rebound in the economy and hospitality markets. However, we became more aggressive in pricing group business; this reduced ADR, but increased the occupancy rate and RevPAR.

Revenues.    Total hotel operating revenues increased $7.6 million, or 10.2%, from $74.7 million in 2003 to $82.3 million in 2004. Of this $7.6 million increase, approximately $5.7 million, or 75%, consisted of room revenue and $1.8 million, or 24%, consisted of food and beverage revenue. The Chicago Marriott Southwest at Burr Ridge opened in August 2004, contributing significantly to the increased revenue, with $1.5 million of total revenue during the four plus months that it has been opened at year end. All of our hotels showed increases in room revenue and food and beverage revenue, with the increases being the most pronounced at the Hilton Cincinnati Airport, Embassy Suites Hotel Cleveland/Rockside and Embassy

Suites Hotel Denver-International Airport. The Embassy Suites Hotel Denver-International Airport is our second most recently opened hotel and as of December 31, 2004 continued to penetrate its market. As of December 31, 2004, the Embassy Suites Hotel Cleveland/Rockside was still penetrating its market, which has been sluggish for the past several years. The Hilton Cincinnati Airport, with its proximity to the airport, is seeing improvement as a result of the rebound of the airline traffic. Occupancy at these three hotels increased 20.3% from 49.9% in 2003 to 60.0% in 2004, with the Embassy Suites Hotel Denver-International Airport producing almost 20% of the consolidated room revenue increase for our overall hotel portfolio. The occupancy increase at these three hotels in 2004 was driven by a new contract for airline flight crews at the Hilton Cincinnati Airport, continued penetration of the Denver market, and an improving Cleveland market. RevPAR for these three hotels increased $9.73, or 19.7%, to $59.16 in 2004 from $49.43 in 2003.

As mentioned above, room revenue at the other five hotels owned during this time increased collectively and individually in 2004 as compared to 2003. Occupancy and RevPAR increased approximately 5% in 2004 as compared to 2003, while the ADR remained flat.

Food and beverage revenues generally vary with room revenues. Therefore, more than half of the increase in food and beverage revenue in 2004 as compared to 2003, excluding the food and beverage revenue produced by the Marriott Southwest at Burr Ridge which opened in August 2004, was generated collectively by the Hilton Cincinnati Airport, Embassy Suites Hotel Cleveland/Rockside and Embassy Suites Hotel Denver-International Airport, due to increased occupancy at such hotels. The remaining increase was generated at our other hotels as their food and beverage revenue increased in close proportion to the increase in room revenue.

Operating Expenses.    Hotel operating expenses before depreciation and amortization increased by $4.5 million, or 8.3%, from $53.9 million in 2003 to $58.4 million in 2004. Of this amount, $2.5 million was associated with the operation of the Chicago Marriott Southwest at Burr Ridge, which did not open until August 2004, including $0.7 million of pre-opening expenses. The majority of the remaining additional operation expenses were related to those that fluctuate depending upon sales volume, in particular, management fees, food and beverage costs and housekeeping.

Net Operating Income.    Net operating income increased nearly $2.2 million, or 19.0%, in 2004 from $11.2 million in 2003 to $13.4 million in 2004. This increase demonstrates the operating leverage of increased revenues and costs that do not vary proportionately with volume of sales, even with the expense related to the beginning of operations at the Chicago Marriott Southwest at Burr Ridge and the corporate overhead.

Corporate Expense.    We closed our initial public offering on October 6, 2004, but commenced operations effective as of October 1, 2004. As a result, the financial statements only contain corporate overhead expenses from October 1, 2004 through December 31, 2004, because there were no corporate overhead expenses prior to that time. Corporate expense totaled $1.3 million, of which more than 50% was due to the amortization of restricted stock granted simultaneously with our initial public offering.

Depreciation and Amortization Expense.    Total depreciation and other amortization expense decreased by approximately $0.2 million from $9.5 million in 2003 to $9.3 million in 2004. This decrease resulted from certain assets being fully depreciated at the Cincinnati Landmark Marriott and the Hilton Cincinnati Airport.

Interest Expense.    Total interest expense decreased $1.2 million to $10.9 million in 2004 compared to $12.1 in 2003 due largely to the $75.4 million paydown of debt with the proceeds of the offering.

Income Taxes.    As a REIT, we generally will not be subject to federal corporate income tax on that portion of our net income (loss) that does not relate to taxable REIT subsidiaries. However, EHP TRS

Holding Co., Inc. is treated as a taxable REIT subsidiary for federal income tax purposes. We fully reserved the net deferred tax asset of $0.4 million earned in the period from October 1, 2004 through December 31, 2004.

Net Income (Loss).    During 2004, we generated net income of $2.6 million as compared to a net loss of $(0.7) million in 2003 due to a combination of the items referenced above.

Comparison of 2003 to 2002

Overview.    The hotel industry had a very challenging year in 2003.

Revenues.    Total hotel operating revenues increased $4.9 million, or 6.9%, from $69.8 million in 2002 to $74.7 million in 2003. This increase resulted primarily from a $5.4 million increase in revenues from the full-year operations of the Embassy Suites Hotel Denver-International Airport, which opened in December 2002, offset by a $500,000 decrease of food and beverage revenue at the remaining hotels during 2003, primarily due to lower banquet and catering business volumes, which resulted from fewer group sector bookings in 2003. We believe food and beverage revenue declined in 2003 as compared to 2002 as a result of heavier military group bookings in 2002 as compared to 2003 at the Embassy Suites Hotel Tampa-Airport/Westshore as a result of troop build-up and the temporary loss of a corporate group client at the Embassy Suites Hotel Columbus/Dublin, which client returned in 2004.

Room revenues on an aggregate basis for the year ended December 31, 2003, increased $4.3 million over the year ended December 31, 2002. The Embassy Suites Hotel Denver-International Airport accounted for $4.1 million of the increase with the remaining hotels experiencing a slight increase in room revenue. Hotels that had been open at least one year experienced ADR growth during 2003, which reflected ADR of $112.27 during 2003 as compared to ADR of $108.38 during 2002. This ADR increase of $3.89, offset by a 3.1% decrease in occupancy, resulted in a slight increase in RevPAR of $68.41 for 2003 as compared to $68.07 for the prior period. We believe occupancy decreased in 2003 as compared to 2002 as a result of heavier military group bookings in 2002 as compared to 2003 at the Embassy Suites Hotel Tampa-Airport/Westshore as a result of troop build-up; the temporary loss of a corporate client at the Embassy Suites Hotel Columbus/Dublin, which client returned in 2004; higher corporate transient sector bookings in 2002 as compared to 2003 at the Hilton Cincinnati Airport and higher weekend-leisure transient sector bookings in 2002 as compared to 2003 at the Cincinnati Landmark Marriott.

ADR in the transient sector increased by $4.67, or 4.2%, from $111.95 in 2002 to $116.62 in 2003. Group sector ADR increased $1.98, or 1.9%, in 2003 as compared to 2002 from $105.37 to $107.35.

Individually, the Embassy Suites Hotel Cleveland/Rockside opened in late 2001 and had not yet reached the stabilization phase of its business cycle as of December 31, 2003. The hotel finished 2003 at 50.4% occupancy as compared to 51.3% in 2002. In 2003, the hotel achieved a $103.50 ADR as compared to $97.76 in 2002. As a result of these factors, the hotel’s RevPAR grew by $2.04, or 4.1%, in 2003 as compared to 2002. The Embassy Suites Hotel Denver-International Airport, which was in its first full year of operation and also had not yet reached stabilization, finished 2003 at 56.6% occupancy and an ADR of $117.69. This resulted in a RevPAR at the Denver hotel of $66.64 during 2003.

Operating Expenses.    Hotel operating expenses before depreciation and amortization increased by $3.2 million, or 6.4%, from $50.7 million in 2002 to $53.9 million in 2003. This increase was primarily due to $3.5 million of expenses resulting from the full-year operations of the Embassy Suites Hotel Denver-International Airport, which opened in December 2002, offset by a $300,000 decrease due to effective cost controls in the food and beverage areas as well as tight labor controls, including some staff reductions, in all areas of the hotels.

Operating Income.    Total operating income increased by 6.2% from $10.6 million in 2002 to $11.2 million in 2003. This increase was primarily due to the first full-year operations of the Embassy Suites Hotel Denver-International Airport offset by a 1.1% decrease in operating expenses at our other hotels.

Depreciation and Amortization Expense. Total depreciation and other amortization expense increased by approximately $1.0 million from $8.5 million in 2002 to $9.5 million in 2003. This increase includes $1.4 million of depreciation and amortization expense resulting from the first full-year operations of the Embassy Suites Hotel Denver-International Airport offset by a decrease of $400,000 due to certain assets being fully depreciated during 2003.

Interest Expense.    Total interest expense was essentially flat year over year at $12.0 million. An increase of $800,000 in interest expense relating to the first full-year operations of the Embassy Suites Hotel Denver-International Airport was offset by a decrease of $800,000 due to lower interest rates on certain of our variable rate debt, primarily mortgage debt relating to the Hilton Cincinnati Airport and the Embassy Suites Hotel Columbus/Dublin.

Net Income/Loss.    Net loss decreased by $423,000 from $1.1 million in 2002 to $717,000 in 2003. On a same store basis, net income increased by $700,000 from a loss in 2002 of $300,000 to a profit of $400,000 in 2003, even though total same-store revenue decreased by $500,000 in 2003 as compared to 2002.

Liquidity and Capital Resources

Our principal source of funds to meet our cash requirements, including distributions to stockholders, is our share of the operating partnership’s cash flow. The operating partnership’s principal source of revenue will be the cash flow provided by the hotel operations.

Cash flow from hotel operations is subject to all operating risks common to the hotel industry, including:

•	Competition for guests from other hotels;

•	Adverse effects of general and local economic conditions;

•	Dependence on demand from business and leisure travelers, which may fluctuate and be seasonal;

•	Increases in energy costs, airline fares, and other expenses related to travel, which may deter traveling;

•	Increases in operating costs related to inflation and other factors, including wages, benefits, insurance, and energy;

•	Overbuilding in the hotel industry, especially in particular markets; and

•	Actual or threatened acts of terrorism and actions taken against terrorists, which often cause public concern about travel safety.

Recurring capital expenditures and debt service are the most significant short-term liquidity requirements. During the remainder of 2005, we expect capital expenditures will be substantially funded by our replacement reserve accounts.

We expect to set aside 4% of future hotel revenues (5% with respect to the Hyatt Regency Rochester) in our replacement reserve accounts to fund capital expenditures. We have begun capital expenditure programs at the Embassy Suites Hotel Cincinnati-RiverCenter, the Embassy Suites Hotel Tampa-Airport/Westshore and the Hilton Cincinnati Airport. These projects are in process and we expect them to be completed by June 30, 2005.

We may seek to negotiate additional credit facilities, replacement credit facilities, or we may issue debt instruments. Any debt incurred or issued by us may be secured or unsecured, long-term, medium-term or short-term, bear interest at a fixed or variable rate, and be subject to such other terms as our board of directors considers prudent.

We have considered our short-term (defined as one-year or less) liquidity needs and the adequacy of our estimated cash flow from operations and other expected liquidity sources to meet these needs. We expect our principal short-term liquidity needs will be to fund normal recurring expenses, debt service requirements, and any distributions on our outstanding common shares and operating partnership units. We anticipate that these needs will be met with cash flows provided by operating activities and proceeds from additional financings.

We expect to meet long-term (defined as greater than one year) liquidity requirements such as property acquisitions, scheduled debt maturities, major renovations, development projects and other nonrecurring capital improvements utilizing cash flow from operations, additional debt financings and preferred or common equity offerings. We expect to acquire additional hotel properties as suitable opportunities arise.

We anticipate that our available cash and cash equivalents and cash flows from operating activities, with cash available from borrowings and other sources, will be adequate to meet our capital and liquidity needs in both the short and long term. However, if these sources of funds are insufficient or unavailable, our ability to satisfy cash payment obligations and make stockholder distributions may be adversely affected.

Capital Projects

During the period ended March 31, 2005, we spent approximately $3.8 million on capital improvements. Most of these expenditures, totaling $3.6 million, were made at the Embassy Suites Hotel Cincinnati-RiverCenter, the Embassy Suites Hotel Tampa-Airport/Westshore and the Hilton Cincinnati Airport.

Throughout the remainder of 2005 we expect to make approximately $2.5 to $4.0 million in capital expenditures at the Hyatt Regency Rochester. We anticipate that these expenditures will be funded from existing restricted cash reserves controlled by the hotel manager.

Given the relative youth of our hotels, we have no other short-term plans or requirements that require us to make material capital expenditures at our hotels.

Distributions to Stockholders

To qualify as a REIT, we will be required to make annual distributions to our stockholders of at least 90% of our REIT taxable income (which is determined without regard to the dividends paid deduction and by excluding net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). The amount, timing and frequency of distributions will be authorized by our board of directors and declared by us based upon a variety of factors deemed relevant by our directors, and no assurance can be given that our distribution policy will not change in the future. Our ability to pay distributions to our stockholders will depend, in part, upon the management of our properties by our independent hotel managers. Distributions to our stockholders will generally be taxable to our stockholders as ordinary income; however, because a portion of our investments will be equity ownership interests in hotels, which will result in depreciation and non-cash charges against our income, a portion of our distributions may constitute a tax-free return of capital. To the extent not inconsistent with maintaining our REIT status, our TRS may retain any after-tax earnings.

Off Balance Sheet Arrangements

We currently have no off-balance sheet arrangements. Because we have the right and obligation to acquire the remaining 51% interest in the entity that owns the Embassy Suites Hotel Cincinnati-RiverCenter no later than January 31, 2006 in exchange for 427,485 operating partnership units, the assets, liabilities and operations of such entity are included in our consolidated financial statements as required by FIN 46(R).

Subsequent Events

On April 29, 2005, our Chief Financial Officer, Thomas A. Frederick, resigned for personal reasons.

On May 2, 2005, Raymond D. Martz was appointed as our Chief Financial Officer.

Inflation

We rely entirely on the performance of our properties and the ability of the properties’ managers to increase revenues to keep pace with inflation. Hotel operators can generally increase room rates rather quickly, but competitive pressures may limit their ability to raise rates faster than inflation. Our general and administrative costs, such as real estate and personal property taxes, property and casualty insurance, and utilities are also subject to inflationary pressures.

Seasonality

Virtually all of our properties’ operations are subject to the peaks and valleys associated with seasonal occupancy. The seasonality pattern nevertheless can be expected to cause fluctuations in our revenue. We anticipate that our cash flow from the operation of the properties will be sufficient to enable us to make quarterly distributions to maintain our REIT status. To the extent that cash flow from operations is insufficient during any quarter due to temporary or seasonal fluctuations in revenue, we expect to utilize other cash on hand or borrowings to make required distributions. However, we cannot make any assurances that we will make distributions in the future.

Geographic Concentration

Three of our hotels are located in the Northern Kentucky/Greater Cincinnati, Ohio metropolitan area. Economic and real estate conditions in this area significantly affect our revenues. Business layoffs, downsizing, industry slowdowns, demographic changes and other similar factors may adversely affect the economic climate in this locale. Any resulting oversupply or reduced demand for hotels in the area would adversely affect revenues and net income.

Competition and Other Economic Factors

Our hotels are located in developed areas that contain other hotel properties. The future occupancy, average daily rate and RevPAR of any hotel could be materially and adversely affected by an increase in the number of or quality of the competitive hotel properties in its market area. Competition could also affect the quality and quantity of future investment opportunities, and our ability to sell existing properties.

As a portion of the lodging industry’s sales are based upon business, commercial and leisure travel, changes in general economic conditions, demographics, or changes in local business economics, could affect these and other travel segments. This may affect demand for rooms, which would affect hotel revenues.

Critical Accounting Policies

Our accounting policies are more fully described in the notes accompanying our consolidated financial statements. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments.

Consolidation Policy.    The accompanying financial statements have been consolidated for all activities since October 1, 2004, which was the effective date on which we commenced operations. Included in this consolidation are our TRS, the limited liability companies that own the hotel properties and our operating partnership. In accordance with FIN 46R also included in the consolidation are all activities and balances relating to the Embassy Suites Hotel Cincinnati-RiverCenter in which we own a 49% interest. Under FIN 46R, we are deemed to be the primary beneficiary of this variable interest entity. We are obligated to acquire the remaining 51% of this hotel property for 427,485 operating units no later than January 31, 2006. The portion of the statements that reflects activities of the Predecessor, the periods prior to October 1, 2004, have been combined due to the common ownership of the entities. All significant intercompany accounts and transactions among the consolidated and combined entities have been eliminated in the combined and consolidated financial statements.

Revenue Recognition.    Hotel revenues, including room, food, beverage and other hotel revenues, are recognized as the related services are delivered. We generally consider accounts receivable to be fully collectible; however, there was an allowance for doubtful accounts of $14,000 at December 31, 2004. If we determine that amounts are uncollectible, which would generally be the result of a customer’s bankruptcy or other economic downturn, such amounts will be charged against operations when that determination is made.

Investment in Hotel Properties.    Our hotel properties are stated at the Predecessor’s historical cost, plus an approximate $42.5 million minority interest partial step-up recorded as of October 1, 2004, related to the acquisition of minority interest from unaffiliated parties related to seven of the initial properties. Improvements and additions which extend the life of the property are capitalized.

Impairment of Investment in Hotel Properties.    Hotel properties are reviewed for impairment whenever events or changes in circumstances indicate the carrying value of the hotel properties may not be recoverable (i.e., the future undiscounted cash flows for the hotel are projected to be less than the net book value of the hotel). We test for impairment in several situations, including when current or projected cash flows are less than historical cash flows, when it becomes more likely than not that a hotel will be sold before the end of its previously estimated useful life, and when events or changes in circumstances indicate that a hotel’s net book value may not be recoverable. In the evaluation of the impairment of our hotels, we make many assumptions and estimates, including projected cash flows, holding period, expected useful life, future capital expenditures, and fair values, including consideration of capitalization rates, discount rates, and comparable selling prices. To date, no such impairment charges have been recognized. If an asset were deemed to be impaired, we would record an impairment charge for the amount the property’s net book value exceeds its fair value.

Depreciation and Amortization Expense.    Depreciation expense is based on the estimated useful lives of our assets, while amortization expense for leasehold improvements is the shorter of the lease term or the estimated useful lives of the related assets. The lives of the assets are based on a number of assumptions, including cost and timing of capital expenditures to maintain and refurbish the assets, as well as specific market and economic conditions. Presently, hotel properties are depreciated using the straight-line method over lives which range from 5 to 40 years for buildings and improvements and 3 to 10 years for furniture, fixtures, and equipment. While we believe our estimates are reasonable, a change in the estimated lives could affect depreciation expense and net income (loss) or the gain or loss on the potential sale of any of our hotels. Repairs and maintenance costs that do not extend the useful lives of our assets or enhance the utility of those assets are expensed as incurred. We are required by our franchisors to make capital expenditures at the Embassy Suites Hotel Cincinnati-RiverCenter, the Embassy Suites Hotel Tampa-Airport/Westshore and the Hilton Cincinnati Airport during 2004 and the remainder of 2005.

Recent Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board (the “FASB”) issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. Interpretation No. 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. Interpretation No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. To date, we have not entered into any guarantees and will apply the recognition and measurement provisions for all guarantees entered into after January 1, 2003. The Predecessor has adopted the statements as of January 1, 2003, and adoption had no material effect on the financial statements.

In January 2003, the FASB issued Interpretation No. 46 (revised December 2003) (“FIN46R”), “Consolidation of Variable Interest Entities, an interpretation of Accounting research Bulletin No. 51, Consolidated Financial Statements.” FIN 46R revises the requirements for consolidation by business enterprises of variable interest entities with specific characteristics. FIN46R is effective immediately for variable interests created after December 31, 2003, and to all other entities no later than the beginning of the first reporting period beginning after March 15, 2004. We have adopted FIN46R and in compliance with this pronouncement have consolidated the Embassy Suites Hotel Cincinnati- RiverCenter into the financial statements. We own 49% of this hotel, and we are required to acquire the remaining 51% interest in the hotel in exchange for 427,485 operating partnership units no later than January 31, 2006.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement requires the classification of certain financial instruments, previously classified within the equity section of the balance sheet, to be included in liabilities. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and June 15, 2003 for all other instruments. The Predecessor adopted this statement as of January 1, 2003 and it has had no material effect on the financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which clarifies certain implementation issues raised by constituents and amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to include the conclusions reached by the FASB on certain FASB Staff Implementation Issues that, while inconsistent with Statement 133’s conclusions, were considered by the management of the Predecessor to be preferable. SFAS No. 149 amends SFAS No. 133’s discussion of financial guarantee contracts and the application of the shortcut method to an interest-rate swap agreement that includes an embedded option and amends other pronouncements.

The guidance in SFAS No. 149 is effective for new contracts entered into or modified after June 30, 2003 and for hedging relationships designated after that date. Management adopted SFAS No. 149 effective July 1, 2003, as required, without material effect on the financial position or results of operations of us or our Predecessor.

In December 2004, the FASB issued a revision to SFAS No. 123 which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily on accounting for transactions in which an entity obtains employee services in share-based transactions. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with limited exceptions. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award – the requisite period. No stock options have been issued to this point. We adopted this pronouncement as of December 31, 2004 and it has had no material effect on the financial statements.

Contractual Obligations and Commitments

As of December 31, 2004, we had the following contractual obligations pursuant to long-term borrowings, leases, purchase obligations not recognized in the financial statements, and all other liabilities reflected in the balance sheet (in thousands):

Contractual Obligations as of December 31, 2004	Total	Payments Due by Period
		Less than 1 year	1-3 years	3-5 Years	Thereafter
Mortgage notes payable	$130,707	$57,179	$45,758	$2,191	$25,579
Other long-term debt	58	21	37	—	—
Capital lease obligations	30	30	—	—	—
Operating lease obligations	820	122	199	157	342
Interest payment obligations	38,585	7,028	6,872	4,219	20,466
Other long-term liabilities	—	—	—	—	—

Total	$170,200	$64,380	$52,866	$6,567	$46,387

Also, we entered into employment agreements with our chief executive officer and our new chief financial officer. The agreements are for five years and three years, respectively, expiring in October 2009 and May 2008, respectively.

Quantitative and Qualitative Disclosures About Market Risk

The effects of potential changes in interest rates prices are discussed below. Our market risk discussion includes “forward-looking statements” and represents an estimate of possible changes in fair value or future earnings that would occur assuming hypothetical future movements in interest rates. These disclosures are not precise indicators of expected future losses, but only indicators of reasonably possible losses. As a result, actual future results may differ materially from those presented. See the notes to the consolidated financial statements for a description of our accounting policies and other information related to these financial instruments. The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market interest rates.

To meet, in part, our long-term liquidity requirements, we borrow funds at a combination of fixed and variable rates. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, from time to time we enter into interest rate hedge contracts such as collars, swaps, caps and treasury lock agreements in order to mitigate our interest rate risk with respect to various debt instruments. We do not hold or issue these derivative contracts for trading or speculative purposes.

Our primary market risk exposure consists of changes in interest rates on borrowings under our debt instruments that bear interest at variable rates that fluctuate with market interest rates. As a result of a debt refinancing and additional financing during the quarter ended March 31, 2005 our variable rate debt dropped to $74.7 million, or approximately 45.8%, of our mortgage debt as of March 31, 2005, versus approximately $100.2 million, or approximately 76.7%, at December 31, 2004. We feel this repositioning of our debt provides an increased level of insulation from market fluctuation.

We have entered into both variable and fixed rate debt arrangements to allow us to optimize the balance of using variable rate debt versus fixed rate debt. The weighted average interest rate of our variable rate debt and total debt as of March 31, 2005 was 5.4% and 5.86%, respectively.

We do not believe that changes in market interest rates will have a material impact on the performance or fair value of our hotel portfolio because the value of our hotel portfolio is based primarily on the operating cash flow of the hotels, before interest expense charges. However, a change of 1/4% in the index rate to which our variable rate debt is tied would change our annual interest expense incurred by $0.2 million, based upon the balances outstanding on our variable rate instruments at March 31, 2005.

Tax and Depreciation

The following table sets forth certain tax and depreciation information relating to the depreciable assets at each of our nine hotels owned as of December 31, 2004:

Property	Federal Tax Basis	Depreciation Rate	Depreciation Method	Life Claimed
Cincinnati Landmark Marriott
Building	$23,672,257	2.564%	Straight line	39 years
Land Improvements	109,787	6.230%	150% declining	15 years

Total	23,782,044

Hilton Cincinnati Airport
Building	2,387,682	3.175%	Straight line	31.5 years
Building Improvements	4,237,388	2.564%	Straight line	39 years
Land Improvements	81,396	9.500%	150% declining	15 years

Total	6,706,466

Hyatt Regency Rochester (1)
Building	20,998,041	2.564%	Straight line	39 years

Total	20,998,041

Chicago Marriott Southwest at Burr Ridge (2)
Building	21,222,584	2.564%	Straight line	39 years
Land Improvements	1,499	9.500%	150% declining	15 years

Total	21,224,083

Embassy Suites Hotel Cincinnati-RiverCenter
Building	2,303,700	4.200%	Straight line	19 years
Building Improvements	438,331	2.564%	Straight line	39 years

Total	2,742,031

Embassy Suites Hotel Columbus/Dublin
Building	20,271,913	2.564%	Straight line	39 years
Land Improvements	886,701	6.930%	150% declining	15 years

Total	21,158,614

Embassy Suites Hotel Cleveland/Rockside
Building	21,361,915	2.564%	Straight line	39 years
Land Improvements	1,057,910	7.700%	150% declining	15 years

Total	22,419,825

Embassy Suites Hotel Denver-International Airport
Building	14,520,812	2.564%	Straight line	39 years
Land Improvements	281,561	8.550%	150% declining	15 years

Total	14,802,373

Embassy Suites Hotel Tampa-Airport/Westshore (1)
Building Improvements	14,317,819	2.564%	Straight line	39 years
Land Improvements	1,730,528	9.500%	150% declining	15 years

Total	16,048,347

Total	$149,881,824

(1)	The acquisition of the entity that owned this hotel, upon consummation of our initial public offering, was treated as a sale for tax purposes. As a result, the assets were stepped up to fair market value for tax purposes and depreciated.
(2)	This hotel was placed into service during the 2004 tax year.

MANAGEMENT

Executive Officers, Directors and Key Employees

Each member of our board of directors serves a one-year term. Our officers generally serve at the pleasure of our board, subject to their employment contracts. The following table sets forth information regarding our executive officers, directors and key employees:

Name	Age	Position
William P. Butler	62	Chairman of the Board of Directors
J. William Blackham	51	Director and Chief Executive Officer
Robert J. Kohlhepp	61	Director
Frank C. McDowell	56	Director
Louis D. George	53	Director
Thomas R. Engel	61	Director
Thomas E. Costello	65	Director
Thomas E. Banta	42	Director
Paul S. Fisher	49	Director
Raymond D. Martz	34	Chief Financial Officer
Brian Guernier	42	Senior Vice President of Acquisitions

William P. Butler has been our non-executive Chairman of the Board of Directors since our initial public offering. He is also the Chairman of the Board and Chief Executive Officer of Corporex Companies LLC, which he founded in 1965. Under Mr. Butler’s leadership, Corporex has evolved into a diverse financial investment company focusing on investing, family country clubs, hospitality and real estate development and management. Operating nearly 40 years, Corporex now includes such affiliates as Corporex Capital LLC, Five Seasons Sports Country Clubs, Corporex Realty & Investment LLC and Corporex Management & Leasing. Mr. Butler is also the chairman of, and the owner of an 85% interest in, Commonwealth, the manager with respect to nine of our hotels and our strategic alliance partner. He is also the founder of the Greater Cincinnati/Northern Kentucky Chapter of the National Association of Industrial and Office Parks (NAIOP) and the Metropolitan Growth Alliance, a group dedicated to regional planning and development for Northern Kentucky.

J. William Blackham is our President and Chief Executive Officer, a position he has held since our formation. Prior to our initial public offering, Mr. Blackham served as Executive Vice President of Corporex, and as a member of Corporex’s Executive Management Board. Mr. Blackham joined Corporex in 1990 as Senior Vice President, Finance. He has almost 30 years experience in the acquisition, development, marketing, disposition, management and financing of real estate. Prior to joining Corporex, he was Executive Vice President of Tambone Corporation, a Boston based real estate development and investment firm. Mr. Blackham’s responsibilities included all asset purchase and sales transactions as well as project and corporate financing. Mr. Blackham holds a Bachelors Degree in Finance, Magna Cum Laude, from Boston College and an MBA from The Wharton School at the University of Pennsylvania. He is also a member of several professional organizations including National Association of Real Estate Investment Trusts (NAREIT), the Urban Land Institute (ULI), and the Pension Real Estate Association (PREA), and serves as an honorary Consular in Cincinnati for the Government of Brazil.

Robert J. Kohlhepp has served as a director since our initial public offering. Mr. Kohlhepp is Vice Chairman of Cintas Corporation, a $2.8 billion revenue, publicly-traded entity, which is highly regarded for its consistent and high-quality performance. Mr. Kohlhepp joined the company 37 years ago. He is a CPA with an MBA from Xavier University. He serves as director on several other publicly-traded companies and is a trustee of Xavier University in Cincinnati.

Frank C. McDowell has served as a director since our initial public offering. Mr. McDowell resides in San Francisco and is the retired Vice Chairman of BRE Properties, Inc. Mr. McDowell was promoted to Vice Chairman of BRE in January 2004. Since 1995, Mr. McDowell served as BRE’s Chief Executive

Officer and until December 2003, also as President. BRE is a $3.0 billion asset, publicly-traded REIT which has existed for 35 years. BRE specializes in apartments. Mr. McDowell has 25 years of experience in the real estate industry, serving on numerous industry-related boards.

Louis D. George has served as a director since our initial public offering. Since August 2004, Mr. George has served as Director of Taft, Stettinius & Hollister LLP, a full-service midwestern law firm, where he provides management expertise and reports to the managing partner and Executive Committee. From 2002 until June 2004, Mr. George was Chief Executive Officer of the New Ventures division of the Sheakley Company in Cincinnati. From 2000 to 2001, Mr. George was Managing Director of myCFO, a financial services firm headquartered in Redwood City, California. Prior to that, Mr. George was a national partner at Deloitte & Touche for approximately 15 years with a specialty in tax and real estate. Mr. George has an accounting degree from West Virginia University, and is a CPA. He serves as a district Board member of the Urban Land Institute and on the Boards of numerous Cincinnati non-profit organizations.

Thomas R. Engel has served as a director since our initial public offering. Mr. Engel is located in Boston and is the owner and Chief Executive Officer of T.R. Engel Group, LLC (“TRE”), an asset management advisory group with emphasis in hospitality acting on a national and international level. Prior to creating TRE in 1998, Mr. Engel was Senior Vice President for seven years at Equitable Life in charge of Equitable’s hotel portfolio. Mr. Engel entered the hotel industry in 1982 and has worked at Hyatt Corporation and Holiday Inn Corporation in previous years. Mr. Engel has a graduate degree in business from Northwestern University, and qualifies as a hospitality industry expert.

Thomas E. Costello has served as a director since our initial public offering. Until 2002, Mr. Costello served more than 10 years as the Chief Executive Officer of Xpedx, a wholly-owned subsidiary of International Paper Inc. In 2000, Xpedx sales surpassed $7 billion, and the Company employed more than 9,000 people worldwide. Prior to joining Xpedx, Mr. Costello served as Vice President of Sales & Marketing/Officer at Dixon Paper, serving 16 years with the company. He was also President of Rampart Containers and held numerous positions with Mead Corporation. Mr. Costello is also on the Board of Corporex. Mr. Costello has served on such Boards as Thomas More College Executive Committee and Board of Trustees and the Alumni Board of Indiana University Kelley School of Business.

Thomas E. Banta has served as a director since our initial public offering. Mr. Banta is Executive Vice President of Corporex Companies. He is in charge of all real estate development and property management functions. Mr. Banta is a member of the Executive Management Board of Corporex. He is a graduate of Indiana University, and has been with Corporex 20 years, his entire career. Mr. Banta is the Corporex director designee under the nomination rights agreement.

Paul S. Fisher has served as a director since our initial public offering. Mr. Fisher is President, Chief Financial Officer and Trustee of CenterPoint Properties Trust and been an Executive Vice President of the CenterPoint since 1993. CenterPoint is a publicly-traded real estate investment trust engaged in the development, redevelopment and management of industrial property in the Chicago region. CenterPoint owns or operates approximately 40 million square feet of properties. Mr. Fisher has also served as the CenterPoint’s General Counsel and Secretary. Mr. Fisher is a graduate of The University of Notre Dame with a Bachelor of Arts degree in Economics, Doctor of Law degree from The University of Chicago Law School and serves on the Advisory Board of the Guthrie Center for Real Estate Research at the Kellogg Graduate School of Business.

Raymond D. Martz is our Chief Financial Officer. Mr. Martz joined us as our Chief Financial Officer on May 2, 2005. Mr. Martz had previously been employed by LaSalle Hotel Properties, a hotel REIT based in Bethesda, Maryland, in a variety of finance functions since 1997, including having served as its Treasurer since 2004, Vice President Finance & Investor Relations from 2001 to 2004 and Director of Finance from 1998 to 2001. Prior to joining LaSalle Hotel Properties, he worked in asset management, development and construction finance with Tishman Realty & Construction Corporation in New York. Mr. Martz holds an M.B.A. from Columbia University and earned a Bachelor of Science degree from the School of Hotel Administration at Cornell University.

Brian Guernier is our Senior Vice President of Acquisitions. Before joining us in October 2004, Mr. Guernier spent the prior five years as Vice President of Acquisitions and Development of CNL Hospitality Corp., during which time CNL Hospitality’s portfolio increased from nine hotels to more than 130 hotels. Prior to joining CNL Hospitality, Mr. Guernier spent five years with Marriott International as a director in the development organization for both lodging hospitality and timeshare operations. He has also spent two years with Arthur Andersen Real Estate Services Group performing property tax appeals for hospitality clients and three years with Hospitality Valuation Services (HVS) as a consultant performing hotel appraisals. Mr. Guernier has a Masters of Professional Studies degree from the School of Hotel Administration at Cornell University, as well as a Bachelor of Science Degree from the Agriculture and Life Sciences School at Cornell University.

Independent Directors

At least a majority of our directors and all of the members of the audit committee and the governance and compensation committee must meet the test of “independence” as defined by the NYSE. The NYSE standards provide that to qualify as an “independent” director, in addition to satisfying certain bright-line criteria, the board of directors must affirmatively determine that a director has no material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). The board of directors has determined that each of Messrs. Costello, Engel, Fisher, George, Kohlhepp and McDowell satisfies the bright-line criteria and that none has a relationship with us that would interfere with such person’s ability to exercise independent judgment as a member of the board. Therefore, we believe that each of such directors, or two-thirds of the board, is independent under the NYSE rules.

Audit Committee

During 2004, the audit committee consisted of Messrs. Engel, Fisher and George. Mr. Fisher serves as chairman of the audit committee. The audit committee approves the engagement of independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, approves audit and non-audit fees and reviews the adequacy of our internal accounting controls.

The board of directors has made the following determinations about the composition of the audit committee:

•	Each member is financially literate.

•	At least one member, Mr. Fisher, is a financial expert.

•	No member has accepted any consulting, advisory or other compensatory fee from us other than as set forth below under “—Director Compensation.”

During 2004, the audit committee held one in-person meeting, which was held after our initial public offering.

The audit committee has adopted a process for stockholders to send communications to the audit committee with concerns or complaints concerning our regulatory compliance, accounting, audit or internal controls issues. Written communications may be addressed to the Chairman of the Audit Committee, Eagle Hospitality Properties Trust, Inc., 100 E. RiverCenter Blvd., Suite 480, Covington, Kentucky 41011. To view an online version of the audit committee’s charter, please visit the “Investor Relations/Corporate Governance” section of our website at www.eaglehospitality.com. Information on our website is not part of this prospectus.

Governance and Compensation Committee

During 2004, the governance and compensation committee consisted of Messrs. Costello, Kohlhepp and McDowell. Mr. Kohlhepp serves as chairman of the governance and compensation committee. With the recommendations of the chief executive officer, the governance and compensation committee determines the compensation for our executive officers with the consent of the full board of directors and implements our 2004 Long-Term Incentive Plan with the consent of the full board. The committee also determines the compensation of the chief executive officer. In addition, the committee makes recommendations to the board concerning corporate governance policies and practices, board member qualification standards, director nominees, board responsibilities and compensation, the size and responsibilities of each of the committees, board access to management and independent advisors and management succession.

On an annual basis, the governance and compensation committee assesses the appropriate skills and characteristics of existing and new board members. This assessment includes consideration as to the members’ independence, diversity, ages, skills, expertise, character and business experience in the context of the needs of the board. The same criteria are used by the governance and compensation committee in evaluating nominees for directorship.

In making any nominee recommendations to the board, the governance and compensation committee will consider persons recommended by stockholders so long as the recommendation is submitted to the committee prior to the date which is 120 days before the anniversary of the mailing of the prior year’s proxy statement. Any such nominations, together with appropriate biographical information, should be submitted to the Chairman of the Governance and Compensation Committee, Eagle Hospitality Properties Trust, Inc., 100 E. RiverCenter Blvd., Suite 480, Covington, Kentucky 41011. However, the governance and compensation committee may, in its sole discretion, reject any such recommendation for any reason. For additional information regarding Eagle’s corporate governance guidelines, please visit the “Investor Relations/Corporate Governance” section of our website. In addition, the governance and compensation committee’s charter is available on our website at www.eaglehospitality.com for review.

During 2004, the governance and compensation committee held one in-person meeting, which was held after our initial public offering.

Meetings of the Board of Directors; Non-Management Director Executive Sessions

The board of directors held one in-person meeting in 2004, which was held after our initial public offering. Our non-management directors met in executive session at the in-person meeting of the board of directors. The chairman of the governance and compensation committee presides over such executive sessions.

Each director, except Mr. Costello, attended the 2004 meeting of our board of directors and the meeting of the committee of our board of directors on which the director served. The board of directors encourages its members to attend each annual meeting of stockholders.

The board of directors has established a process for interested parties, including stockholders, to communicate directly with the non-management directors. Written communications may be addressed to the Chairman of the Board of Directors, Eagle Hospitality Properties Trust, Inc., 100 E. RiverCenter Blvd., Covington, Kentucky 41011. This information is also available by visiting the “Contact Us” section of our website at www.eaglehospitality.com.

Director Compensation

We pay directors who are not employees fees for their services as directors. During 2004, non-employee directors received prorated annual compensation of $34,000, commencing on the date of our initial public offering. Directors also receive a fee of $1,000 plus out-of-pocket expenses for attendance in person at each meeting of the board of directors, but only to the extent that we have more than four meetings in a single year. In 2004, no director was paid this additional fee. The respective chairs of our audit committee and our governance and compensation committee received an additional $5,000 in annual compensation, which was prorated for 2004 commencing on the date of our initial public offering.

In addition, at the closing of our initial public offering on October 6, 2004, each person, other than Mr. Butler, serving as a non-employee director received 4,167 shares of restricted stock under the long-term incentive plan. Mr. Butler received 83,333 shares of restricted stock. The restricted stock awards granted to Mr. Butler vest on each of the first five anniversaries of the date of grant. The restricted stock awards granted to the other non-employee directors vest 100% on the first anniversary of the date of grant. Dividends are paid on all restricted stock awards at the same rate and on the same date as on shares of our common stock.

Officers who are directors are not paid any director fees.

Executive Compensation

The following table sets forth information concerning the compensation of the persons who served as our chief executive officer and the chief financial officer (the “Named Executive Officers”) at December 31, 2004:

Summary Compensation Table

				Long-Term Compensation
Name and Principal Position	Year	Salary(1)	Bonus	Restricted Stock Awards(2)	LTIP Payouts	All Other Compensation(3)
J. William Blackham President and CEO	2004	$75,000	—	$812,497	—	$74
Thomas A. Frederick (4) CFO, Treasurer and Secretary	2004	$50,000	—	$203,121	—	$74

(1)	The executive officers did not receive any salary from us until consummation of our initial public offering and therefore only received three months of salary during 2004. For 2004, under the terms of their respective employment agreements, Mr. Blackham’s and Mr. Frederick’s annual base salary rates were $300,000 and $200,000 respectively.
(2)	Represents the dollar value of restricted stock awards calculated by multiplying the closing market price of our common stock on the date of grant by the number of shares of restricted stock awarded. This valuation does not take into account the diminution in value attributable to the restrictions applicable to the shares of restricted stock. The restricted stock awards vest one-fifth on each anniversary of the date of grant. Dividends are paid on all restricted stock awards at the same rate and on the same date as on shares of our common stock. See “Restricted Stock Holdings.”
(3)	Consists of amounts contributed by us for term life insurance premiums.
(4)	Mr. Frederick resigned as our chief financial officer on April 29, 2005. Mr. Martz joined us as chief financial officer on May 2, 2005.

Restricted Stock Holdings

The total restricted stock holdings and their fair market value based on the per share closing price of $10.30 as of December 31, 2004 are set forth below. The values do not reflect diminution of value attributable to the restrictions applicable to the shares of restricted stock. All of the shares of restricted stock vest one-fifth on each anniversary of the date of grant. Dividends are paid on all restricted stock, whether or not vested, at the same rate and on the same date as on shares of our common stock.

Name	Total Shares of Restricted Stock	Value at December 31, 2004
J. William Blackham	83,333	$858,330
Thomas A. Frederick (1)	20,833	$214,579

(1)	Mr. Frederick resigned as our chief financial officer on April 29, 2005. All of his shares of restricted stock were forfeited as of such date pursuant to the terms of our 2004 Long-Term Incentive Plan. Mr. Martz joined us as chief financial officer on May 2, 2005. Mr. Martz was issued 20,000 shares of restricted stock upon joining our company.

Employment Contracts

Each of Messrs. Blackham and Frederick entered into employment agreements with us as of October 6, 2004. Similarly, upon Mr. Frederick’s resignation, Mr. Martz entered into an employment agreement when he was hired on May 2, 2005. We believe that these agreements benefit us by helping to retain the executive and by allowing each executive to focus on his duties without the distraction of the concern for his personal situation in the event of, among other things, a possible change in control of our company.

Chief Executive Officer.    Mr. Blackham entered into a five-year employment contract effective as of October 6, 2004. Thereafter, the term of his agreement can be extended for an additional year, on each anniversary of the agreement, unless either party gives 60 days’ prior written notice that the term will not be extended. This contract provides for a minimum annual base salary at the rate of $300,000. In addition, Mr. Blackham received 83,333 shares of restricted stock pursuant to his employment agreement at the time of our initial public offering. The restricted stock awards granted to Mr. Blackham vest on each of the first five anniversaries of the date of grant. Dividends are paid on all restricted stock awards at the same rate and on the same date as on shares of Eagle common stock. His contract includes provisions restricting him from competing with us for a period of one year if his contract is not renewed and upon payment by Eagle of an amount equal to Mr. Blackham’s annual salary.

Chief Financial Officer.    Mr. Martz entered into a three-year employment contract effective as of May 2, 2005. Mr. Martz’s agreement can be extended for an additional year, on each anniversary of the agreement, unless either party gives 60 days’ prior written notice that the term will not be extended. Mr. Martz’s contract provides for a minimum annual base salary at the rate of $225,000. In addition, Mr. Martz received 20,000 shares of restricted stock on May 20, 2005. The restricted stock awards granted to Mr. Martz vest on each of the first five anniversaries of the date of grant. Dividends are paid on all restricted stock awards at the same rate and on the same date as on shares of our common stock. Upon a termination of Mr. Martz’s employment without cause, we would be required to pay him a severance amount equal to one year’s base salary. His contract also includes provisions restricting him from competing with us during employment and, except in certain circumstances, for a period of one year after termination of employment.

Mr. Frederick entered into a three-year employment contract effective as of October 6, 2004. Mr. Frederick’s contract provided for a minimum annual base salary at the rate of $200,000. In addition, Mr. Frederick received 20,833 shares of restricted stock pursuant to his employment agreement at the time of our initial public offering. His contract included provisions restricting him from competing with Eagle during employment and, except in certain circumstances, for a period of one year after termination of employment. Mr. Frederick resigned as our Chief Financial Officer for personal reasons on April 29, 2005. In connection with his resignation, Mr. Frederick’s employment agreement was terminated as of April 29, 2005, and he forfeited all of his restricted stock.

Change in Control Provisions.    Each executive’s employment agreement provides severance benefits if the executive’s employment ends under certain circumstances following a change in control of our company. With respect to Mr. Blackham, the contract generally provides that, if within 24 months from the date of a change in control (as defined below), the employment of the executive officer is terminated without cause or the executive resigns for good reason, such executive officer will be entitled to receive:

•	any accrued but unpaid salary and bonuses;

•	vesting as of the executive’s last day of employment of any unvested stock options or restricted stock previously issued to the executive;

•	payment of the executive’s life, health and disability insurance coverage following the executive’s termination for a period of three years; and

•	payment equal to his base salary for three years plus his bonus equal to three times the greater of his average bonus paid during the last two years and his most recent bonus, if any.

With respect to our chief financial officer, the contract generally provides that, if within 12 months from the date of a change in control (as defined below), the employment of the executive officer is terminated without cause or the executive resigns for good reason, such executive officer will be entitled to receive:

•	any accrued but unpaid salary and bonuses;

•	vesting as of the executive’s last day of employment of any unvested stock options or restricted stock previously issued to the executive;

•	payment of the executive’s life, health and disability insurance coverage following the executive’s termination for a period of one year; and

•	payment equal to his base salary for one year.

For purposes of the contracts described in the preceding paragraphs, “change in control” generally means any of the following events:

•	the acquisition of 50% or more of our common stock or voting stock by any person in a single transaction or series of related or unrelated transactions;

•	a merger in which our stockholders before the merger do not own at least 50% of the merged company;

•	a sale of all or substantially all of our assets in one or a series of related sales;

•	a tender offer for our securities representing more than 50% of the outstanding voting stock; or

•	with respect to Mr. Blackham’s agreement only, the current incumbent directors cease to be a majority of our Board.

2004 Long-Term Incentive Plan

Our 2004 Long-Term Incentive Plan was adopted by the board of directors and approved by our stockholders prior to consummation of our initial public offering. The purpose of the incentive plan is to promote our success and enhance our value by linking the personal interests of participants to those of the stockholders, and by providing such persons with an incentive to achieve outstanding performance.

The incentive plan authorizes the governance and compensation committee and our board of directors upon approval to grant awards to our employees, officers, consultants (including, but not limited to, Corporex and its employees) and directors in the following forms:

•	options to purchase shares of common stock, which may be incentive stock options or non-statutory stock options under the Internal Revenue Code;

•	stock appreciation rights, which give the holder the right to receive the difference between the fair market value per share on the date of exercise over the grant price;

•	performance awards, which are payable in cash or stock upon the attainment of certain performance goals;

•	restricted stock and restricted stock units, which are subject to restrictions on transferability and other restrictions set by the board of directors; and

•	other stock-based awards in the discretion of the board of directors, including outright stock grants.

As of January 1, 2005, the total number of shares authorized for issuance under the plan was 786,435, which includes an annual increase added on the first day of our fiscal year in each year, beginning in 2005, equal to the lesser of the following:

•	a number of shares equal to 5.0% of any additional shares of common stock or operating partnership units not issued in connection with our initial public offering; or

•	an amount determined by our board of directors or governance and compensation committee.

As of March 31, 2005, 232,868 shares of restricted stock had been issued under the terms of the plan and 553,567 shares remained reserved and available for awards to be issued.

The aggregate number of shares reserved and available for grant pursuant to awards of incentive stock options shall not exceed 655,000 shares.

In the event that any outstanding award for any reason is canceled, forfeited or lapses for any reason prior to the end of the period during which awards may be granted or is settled in cash, the unissued shares subject to the award will again be available for issuance under the incentive plan. If a participant pays the exercise price of an option by delivering to us previously owned shares, only the number of shares we issue in excess of the surrendered shares will count against the incentive plan’s share limit. Also, if the full number of shares subject to an option is not issued upon exercise for any reason (other than to satisfy a tax withholding obligation), only the net number of shares actually issued upon exercise will count against the incentive plan’s share limit.

The governance and compensation committee and our board of directors have the power and authority under the incentive plan to:

•	designate participants;

•	determine the type or types of awards to be granted to each participant and their terms and conditions;

•	accelerate the vesting, exercisability or lapse of restrictions of any outstanding award;

•	establish, adopt, or revise any rules and regulations necessary or advisable to administer the incentive plan; and

•	make all other decisions and determinations that may be required under the incentive plan.

All options or awards must be evidenced by a written notice or agreement, which will include the provisions specified by the board or the governance and compensation committee. The exercise price for any option, and the grant price for any stock appreciation right, will not be less than the fair market value of our common stock as of the date of the grant.

Under section 162(m) of the Internal Revenue Code, a public company may not deduct compensation in excess of $1 million paid to its chief executive officer and the four next most highly compensated executive officers. Until the annual meeting of our shareholders in 2007, or until the incentive plan is materially amended, if earlier, awards granted under the incentive plan will be exempt from such deduction limits of section 162(m). In order for awards granted after the expiration of such grace period to be exempt, the incentive plan must be amended to comply with the exemption conditions and be resubmitted for approval by our stockholders.

In the event of specified corporate transactions (including any stock dividend, stock split, merger, spin-off or related transaction), the share authorization limits described above will be adjusted proportionately, and the governance and compensation committee may adjust awards to preserve their benefits or potential benefits.

No award may be granted under the incentive plan after July 19, 2014, but awards granted before that date will remain in effect in accordance with their terms. In addition, the board of directors and the governance and compensation committee may at any time terminate, amend, or modify the incentive plan, but any such amendment would be subject to stockholder approval, if, in the reasonable judgment of the board of directors and the governance and compensation committee, the amendment would materially increase the number of shares available under the incentive plan, expand the types of awards available under the incentive plan, materially extend the term of the incentive plan, or otherwise constitute a change requiring stockholder approval under applicable laws or the applicable requirements of the New York Stock Exchange. The board of directors and the governance and compensation committee may amend, modify or terminate any outstanding award without approval of the participant, subject to the terms of the award agreement, as long as such amendment, modification, or termination does not, without the participant’s consent, reduce or diminish the value of the award determined as if the award had been exercised, vested, cashed in (at the spread value in the case of options) or otherwise settled on the date of such amendment or termination. Unless approved by our stockholders or otherwise permitted by the anti-dilution provisions of the incentive plan, the exercise price of an outstanding option may not be reduced, directly or indirectly, and the original term of an option may not be extended.

Governance and Compensation Committee Interlocks and Insider Participation

None of the members of the governance and compensation committee is a current or past employee of our company and each was and is independent under the rules and regulations of the New York Stock Exchange.

POLICIES AND OBJECTIVES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our investment policies and our policies with respect to certain other activities, including financing matters and conflicts of interest. These policies may be amended or revised from time to time at the discretion of our board of directors, without a vote of our stockholders. Any change to any of these policies by our board of directors, however, would be made only after a thorough review and analysis of that change, in light of then-existing business and other circumstances, and then only if, in the exercise of its business judgment, our board of directors believes that it is advisable to do so in our and our stockholders’ best interests. We cannot assure you that our investment objectives will be attained.

Investments in Real Estate or Interests in Real Estate

We conduct substantially all of our investment activities through our operating partnership and its subsidiaries. Our primary investment objectives are to enhance stockholder value over time by generating strong returns on invested capital, consistently paying attractive distributions to our stockholders and achieving long-term appreciation in the value of our lodging investments.

There are no limitations on the amount or percentage of our total assets that may be invested in any one property. Additionally, no limits have been set on the concentration of investments in any one location or facility type.

We pursue opportunities to acquire full-service and all-suites hotels under premier brands in geographically diversified primary, secondary and resort markets in the United States. We typically expect to target our acquisition activities on hotels with at least 150 rooms and which we believe would significantly benefit from our asset management expertise.

Investments in Mortgages, Structured Financings and Other Lending Policies

We have no current intention of investing in loans secured by properties or making loans to persons. However, we do not have a policy limiting our ability to invest in loans secured by properties or to make loans to other persons. In the future, we may acquire first mortgages on hotel properties, invest in other mortgage-related instruments such as mezzanine loans to hotel owners and operators and participate in hotel sale-leaseback transactions. We may also consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold. We may make loans to joint ventures in which we may participate in the future. However, we do not intend to engage in significant lending activities.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Generally speaking, we do not expect to engage in any significant investment activities with other entities, although we may consider joint venture investments with other investors. We may also invest in the securities of other issuers in connection with acquisitions of indirect interests in properties (normally general or limited partnership interests in special purpose partnerships owning properties). We may in the future acquire some, all or substantially all of the securities or assets of other REITs or similar entities where that investment would be consistent with our investment policies and the REIT qualification requirements. There are no limitations on the amount or percentage of our total assets that may be invested in any one issuer, other than those imposed by the gross income and asset tests that we must satisfy to qualify as a REIT. However, we do not anticipate investing in other issuers of securities for the purpose of exercising control or acquiring any investments primarily for sale in the ordinary course of business or holding any investments with a view to making short-term profits from their sale. In any event, we do not intend that our investments in securities will require us to register as an “investment company” under the Investment Company Act of 1940, as amended, and we intend to divest securities before any registration would be required.

We do not intend to engage in trading, underwriting, agency distribution or sales of securities of other issuers.

Disposition Policy

Although we have no current plans to dispose of properties within our portfolio, we will consider doing so, subject to REIT qualification and prohibited transaction rules, if our management determines that a sale of a property would be in our best interests based on consideration of a number of factors, including the price being offered for the property, the operating performance of the property, the tax consequences of the sale and other factors and circumstances surrounding the proposed sale. Under the tax indemnity provisions of the contributors’ sale agreements with respect to seven of the nine hotels that we acquired upon consummation of our initial public offering (other than with respect to the Embassy Suites Hotel Tampa-Airport/Westshore and the Hyatt Regency Rochester), we agreed to indemnify these contributors and their permitted transferees and persons taxable on the income of a contributor or permitted transferee against adverse tax consequences (including taxes that Corporex would owe under Section 1374 of the Internal Revenue Code with respect to its built-in gain in three of those hotels at the time that it converted from a “C” corporation to an “S” corporation, as of January 1, 2000, if those hotels are sold before January 1, 2010) if we (i) directly or indirectly sell, exchange or otherwise dispose of the properties contributed under such agreement in a taxable transaction before the tenth anniversary of the completion of this offering or, in certain cases, (ii) fail to use commercially reasonable efforts to make available to these contributors and their permitted transferees and persons taxable on the income of a contributor or permitted transferee opportunities to guarantee specified amounts of liabilities of our operating partnership to defer such guarantors’ tax liabilities. For example, in the case of a taxable disposition of one of these hotels within ten years of its contribution, we would have to indemnify the contributors for tax on any gain allocable to them under Section 704(c) of the Internal Revenue Code and for the tax on indemnification payments. These tax indemnities may affect the way we conduct our business, including when and under what circumstances we sell these properties or interests therein during the indemnification period. While we may seek to enter into tax-efficient joint ventures with third party investors, we have no intention to sell or otherwise dispose of the properties or interests therein in taxable transactions during the indemnification period. While we do not intend to sell any of these properties in transactions that would trigger these tax indemnification obligations, if we were to trigger any tax indemnification obligations under the sale agreements, we would be liable for damages.

Financing Policies

We seek to maintain target debt levels of no more than 50% of our total enterprise value. We consider a number of factors when evaluating our level of indebtedness and making financial decisions, including, among others, the following:

•	the interest rate of the proposed financing;

•	the extent to which the financing impacts the flexibility with which we asset manage our properties;

•	prepayment penalties and restrictions on refinancing;

•	the purchase price of properties we acquire with debt financing;

•	our long-term objectives with respect to the financing;

•	our target investment returns;

•	the ability of particular properties, and our company as a whole, to generate cash flow sufficient to cover expected debt service payments;

•	overall level of consolidated indebtedness;

•	timing of debt and lease maturities;

•	provisions that require recourse and cross-collateralization;

•	corporate credit ratios including debt service coverage, debt to total enterprise value and debt to undepreciated assets; and

•	the overall ratio of fixed- and variable-rate debt.

Equity Capital Policies

Subject to applicable law and the requirements for listed companies on the NYSE, our board of directors has the authority, without further stockholder approval, to issue additional authorized common stock and preferred stock or otherwise raise capital, including through the issuance of senior securities, in any manner and on the terms and for the consideration it deems appropriate, including in exchange for property. Existing stockholders will have no preemptive right to acquire additional stock issued in any offering, and any subsequent offering might cause a dilution of your investment. We may in the future issue common stock in connection with acquisitions. We also may issue additional operating partnership units in connection with acquisitions.

We may, under certain circumstances, purchase capital stock in the open market or in private transactions with our stockholders, if those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any stock, and any action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualifying as a REIT.

In the future, we plan to adopt a dividend reinvestment plan, or DRIP, which would allow our stockholders to acquire additional common stock by automatically reinvesting their cash distributions in our common stock. Stock would be acquired pursuant to the plan at a price equal to the then prevailing market price, without payment of brokerage commissions or service charges. Stockholders who do not participate in the plan will receive cash distributions as declared.

Conflict of Interest Policy

Prior to our initial public offering, our board of directors consisted solely of Mr. Blackham and as a result, the transactions and agreements entered into in connection with the formation of our company, including our management agreements and strategic alliance agreement with Commonwealth and our strategic alliance agreement and management consulting and advisory agreement with Corporex, as well as the contributors’ sale agreements, including the tax indemnity provisions described above, were not approved by any independent directors and may not have represented the results of arms-length negotiation between disinterested or independent parties. Several of these agreements will continue to affect our business and results of operations for the foreseeable future.

Generally, we expect that any transaction, agreement or relationship in which any of our directors, officers or employees has an interest must be approved by a majority of our disinterested directors. In particular, our bylaws require that any transaction between us and Corporex or its affiliates, including Commonwealth, must be approved by a committee consisting of only independent directors. However, we cannot assure you that these policies will be successful in eliminating the influence of these conflicts.

The Maryland General Corporation Law, or MGCL, provides that a contract or other transaction between a corporation and any of that corporation’s directors or any other entity in which that director is also a director or has a material financial interest is not void or voidable solely on the grounds of the common directorship or interest, the fact that the director was present at the meeting at which the contract or transaction is approved or the fact that the director’s vote was counted in favor of the contract or transaction, if:

•	the fact of the common directorship or interest is disclosed to the board or a committee of the board, and the board or that committee authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even if the disinterested directors constitute less than a quorum;

•	the fact of the common directorship or interest is disclosed to stockholders entitled to vote on the contract or transaction, and the contract or transaction is approved by a majority of the votes cast by the stockholders entitled to vote on the matter, other than votes of stock owned of record or beneficially by the interested director, corporation, firm or other entity; or

•	the contract or transaction is fair and reasonable to the corporation.

Reporting Policies

Generally speaking, we intend to make available to our stockholders audited annual financial statements and annual reports. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended. Pursuant to these requirements, we file periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain of our directors and officers and the employees of Commonwealth and Corporex directly or indirectly owned all or a substantial amount of the ownership interests in the entities that owned nine of our hotels prior to our initial public offering. The owners of those entities contributed the entity ownership interests to us at the closing of our initial public offering.

Simultaneously with the closing of our initial public offering, our operating partnership issued an aggregate of 5,566,352 units and we issued 146,540 shares of common stock and made a cash payment equal to $56.1 million, which included an amount equal to the hotels’ collective net working capital as of the closing, to acquire 100% of the interests in the entities that owned eight of our hotels and a 49% interest in the entity that owns the ninth hotel. No later than January 31, 2006, we will acquire the remaining 51% interest in the ninth hotel for 427,485 operating partnership units.

For purposes of determining the amount of consideration we delivered in exchange for the hotels, we valued the assets based on several factors, including a multiple of expected future earnings, internal rate of return analysis, replacement costs and analysis of sales of similar assets. No single factor was given greater weight than any other. Our valuations may not have reflected the fair market values of the initial assets; however, our management believed that the total fair value of all consideration given in connection with our formation transactions (including the assumption of liabilities) was equal to the fair value of the assets acquired. We did not obtain any independent appraisals of any of the hotels.

The contributing entities have no right under the contribution and sale agreements to require us to deliver more cash or a greater number of operating partnership units (other than the right of the original contributors of the Embassy Suites Hotel Columbus/Dublin, the Embassy Suites Hotel Cleveland/Rockside and the Embassy Suites Hotel Denver-International Airport to receive earn-out payments totaling in the aggregate up to 833,333 additional operating partnership units only if certain operating measurements are achieved over a trailing 12-month period within three years from the contribution).

Each of the acquisition agreements contained representations and warranties concerning the ownership and operation of the nine initial hotels and other customary matters. Each contributing or selling entity has agreed to indemnify us against breaches of the representations and warranties made by such entity in the related acquisition agreement. The amount of such indemnification claims by us is severally limited with respect to each contributor or selling entity to the amount of the purchase price paid to such entity in the acquisition agreement. In addition, the indemnification obligations of the contributing or selling entities survive until October 2005 and are secured by a pledge of the shares or operating partnership units we issued in exchange for the initial properties.

Each of our directors and officers and employees of Commonwealth and Corporex who, at the time of the acquisition of the hotels, beneficially owned any interests in the entities that owned the initial nine hotels prior to our initial public offering, are listed below, along with the related interests conveyed or sold to us and the number of operating partnership units issued, shares of common stock issued or cash paid in exchange for such hotels. All information set forth below is as of October 6, 2004, which was the closing date of our initial public offering.

			Direct Ownership Interest				Participation Agreement Interest			Total
Contributor	Percent Ownership	Property	Operating Partnership Units		Shares of Common Stock	Cash Payments (20)	Operating Partnership Units	Shares of Common Stock	Cash Payments (20)	Operating Partnership Units		Shares of Common Stock	Cash Payments (20)
William P. Butler	100.0%	Embassy Suites Hotel Cleveland/Rockside	475,593		—	—	(47,443)	—	—	428,150		—	—
	100.0%	Embassy Suites Hotel Columbus/Dublin	952,182		—	—	(82,492)	—	—	869,690		—	—
	98.0%	Embassy Suites Hotel RiverCenter	821,442	(1)	—	—	(23,697)	—	—	797,745		—	—
	55.039%	Embassy Suites Hotel Denver-International Airport	1,863		—	$5,127,563	—	—	—	1,863		—	$5,127,563
	45.4893%	Embassy Suites Hotel Tampa- Airport/Westshore	—		18,750	8,044,748	—	—	—	—		18,750	8,044,748
	78.0%	Hilton Cincinnati Airport	133,325		—	—	—	—	—	133,325		—	—
	54.7954%	Cincinnati Landmark Marriott	574,628		—	12,326,920	—	—	—	574,628		—	12,326,920
	45.4893%	Hyatt Regency Rochester	—		—	5,539,746	—	—	$(118,363)	—		—	5,421,383
	66.669%	Chicago Marriott Southwest at Burr Ridge	916,300		—	—	(98,459)	—	—	817,841		—	—
Subtotal:			3,875,333		18,750	31,038,977	(252,091)	—	(118,363)	3,623,242		18,750	30,920,614
William Blackham	—	Embassy Suites Hotel Cleveland/Rockside	—		—	—	12,532	—	—	12,532		—	—
	—	Embassy Suites Hotel Columbus/Dublin	—		—	—	24,399	—	—	24,399		—	—
	1.0%	Embassy Suites Hotel RiverCenter	8,382		—	—	—	—	—	8,382		—	—
	1.9674%	Embassy Suites Hotel Denver-International Airport	14,639		—	—	—	—	—	14,639		—	—
	1.68%	Cincinnati Landmark Marriott	39,267		—	—	—	—	—	39,267		—	—
	—	Hyatt Regency Rochester	—		—	—	—	—	139,276	—		—	139,276
	—	Chicago Marriott Southwest at Burr Ridge	—		—	—	16,410	—	—	16,410		—	—
Subtotal:			62,288		—	—	53,341	—	139,276	115,629	(2)	—	139,276	(3)
Daniel T. Fay	—	Embassy Suites Hotel Cleveland/Rockside	—		—	—	12,532	—	—	12,532		—	—
	—	Embassy Suites Hotel Columbus/Dublin	—		—	—	32,531	—	—	32,531		—	—
	—	Embassy Suites Hotel RiverCenter	—		—	—	23,697	—	—	23,697		—	—
	1.9674%	Embassy Suites Hotel Denver-International Airport	14,639		—	—	—	—	—	14,639		—	—
	8.0372%	Embassy Suites Hotel Tampa-Airport/Westshore	—		69,793	623,601	—	—	—	—		69,793	623,601
	15.0%	Hilton Cincinnati Airport	25,640		—	—	—	—	—	25,640		—	—
	1.68%	Cincinnati Landmark Marriott	4,019		—	422,963	—	—	—	4,019		—	422,963
	8.0372%	Hyatt Regency Rochester	—		57,997	282,819	—	—	(20,913)	—		57,997	261,906
	—	Chicago Marriott Southwest at Burr Ridge	—		—	—	16,410	—	—	16,410		—	—
Subtotal:			44,298		127,790	1,329,383	85,170	—	(20,913)	129,468	(4)	127,790	1,308,470
Todd W. Kibler	—	Embassy Suites Hotel Cleveland/ Rockside	—		—	—	3,133	—	—	3,133		—	—
	0.6562%	Embassy Suites Hotel Denver-International Airport	2,334		—	$15,076	—	—	—	2,334		—	$15,076
	—	Chicago Marriott Southwest at Burr Ridge	—		—	—	16,410	—	—	16,410		—	—
Subtotal:			2,334		—	15,076	19,543	—	—	21,877	(5)	—	15,076	(6)

			Direct Ownership Interest			Participation Agreement Interest			Total
Contributor	Percent Ownership	Property	Operating Partnership Units	Shares of Common Stock	Cash Payments (20)	Operating Partnership Units	Shares of Common Stock	Cash Payments (20)	Operating Partnership Units		Shares of Common Stock	Cash Payments (20)
Gordon Snyder	—	Embassy Suites Hotel Cleveland/ Rockside	—	—	—	3,133	—	—	3,133		—	—
	—	Embassy Suites Hotel Columbus/Dublin	—	—	—	8,133	—	—	8,133		—	—
	0.6562%	Embassy Suites Hotel Denver— International Airport	2,334	—	15,076	—	—	—	2,334		—	15,076
	0.42%	Cincinnati Landmark Marriott	6,381	—	41,233	—	—	—	6,381		—	41,233
	—	Chicago Marriott Southwest at Burr Ridge	—	—	—	5,470	—	—	5,470		—	—
Subtotal:			8,715	—	56,309	16,736	—	—	25,451	(7)		56,309	(8)
Pat Boyleson	0.42%	Cincinnati Landmark Marriott	6,381	—	41,233	—	—	—	6,381		—	41,233
Subtotal:			6,381	—	41,233	—	—	—	6,381	(9)	—	41,233	(10)
Thomas Banta	—	Embassy Suites Hotel Cleveland/ Rockside	—	—	—	12,532	—	—	12,532		—	—
	—	Embassy Suites Hotel Columbus/Dublin	—	—	—	16,266	—	—	16,266		—	—
	1.0%	Embassy Suites Hotel RiverCenter	8,382	—	—	—	—	—	8,382		—	—
	1.3075%	Embassy Suites Hotel Denver—International Airport	4,198		35,476	—	—	—	4,198		—	35,476
	1.68%	Cincinnati Landmark Marriott	23,041	—	194,691	—	—	—	23,041		—	194,691
	—	Chicago Marriott Southwest at Burr Ridge	—	—	—	21,879	—	—	21,879		—	—
Subtotal:			35,621	—	230,167	50,677	—	—	86,298	(11)	—	230,166	(12)
Michael C. O’Donnell	1.3075%	Embassy Suites Hotel Denver—International Airport	4,331	—	33,876	—	—	—	4,331		—	33,876
	2.0%	Hilton Cincinnati Airport	3,418	—	—	—	—	—	3,418		—	—
	0.84%	Cincinnati Landmark Marriott	11,885	—	92,985	—	—	—	11,885		—	92,985
	—	Chicago Marriott Southwest at Burr Ridge	—	—	—	10,940	—	—	10,940		—	—
Subtotal:			19,634	—	126,861	10,940	—	—	30,574	(13)	—	126,861	(14)
Glen Sibley	2.6224%	Embassy Suites Hotel Denver—International Airport	9,327	—	60,262	—	—	—	9,327		—	60,262
Subtotal:			9,327	—	60,262	—	—	—	9,327	(15)	—	60,262	(16)
Therese Lusby	0.6562%	Embassy Suites Hotel Denver—International Airport	2,334	—	15,076	—	—	—	2,334		—	15,076
Subtotal:			2,334	—	15,076	—	—	—	2,334	(17)	—	15,076	(18)
Thomas Costello	2.426%	Embassy Suites Hotel Denver—International Airport	24,609	—	55,751	—	—	—	24,609		—	55,751
	0.8077%	Cincinnati Landmark Marriott	22,426	—	32,918	—	—	—	22,426		—	32,918
	2.2220%	Chicago Marriott Southwest at Burr Ridge	37,346	—	40,828				37,346		—	40,828
Subtotal:			84,381		129,497				84,381		—	129,496
Mark Arstingstall	—	Embassy Suites Hotel Cleveland/ Rockside	—	—	—	3,133	—	—	3,133		—	—
	—	Chicago Marriott Southwest at Burr Ridge	—	—	—	5,470	—	—	5,470		—	—
Subtotal:						8,603			8,603	(19)	—	—
Related Parties
Subtotal:			4,150,646	146,540	33,042,841	(7,081)	—	—	4,143,565		146,540	33,042,841

Non/Former Corporex Employees
Subtotal:	—	—	19,551	—	126,323	7,081	—	—	26,632		—	126,323
Total:			4,170,197	146,540	$33,169,164	—	—	—	4,170,197		146,540	$33,169,164

(1)	Amounts shown assume the issuance of 427,485 operating partnership units to acquire the remaining 51% interest in the entity that owns the Embassy Suites Hotel Cincinnati-RiverCenter. We initially acquired only 49% of the interests in such entity upon completion of our initial public offering. We have the right and obligation to acquire the remaining 51% interest for 427,485 operating partnership units no later than January 31, 2006. Until such time as we acquire the remaining 51% interest in such entity, Mr. Butler will retain operating control over the hotel.
(2)	Number shown includes (a) 18,600 operating partnership units that are subject to future vesting pursuant to the terms of the formation documents that governed the entities that owned the hotels or the agreements pursuant to which such employee acquired the interest in such entities and (b) 39,326 operating partnership units that are subject to future vesting pursuant to one or more profit participation agreements between such employee and affiliates of Corporex. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(3)	Number shown includes $19,916 in cash that is subject to future vesting pursuant to one or more profit participation agreements between such employee and affiliates of Corporex. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(4)	Number shown includes (a) 8,783 operating partnership units that are subject to future vesting pursuant to the terms of the formation documents that governed the entities that owned the hotels or the agreements pursuant to which such employee acquired the interest in such entities and (b) 43,978 operating partnership units that are subject to future vesting pursuant to one or more profit participation agreements between such employee and affiliates of Corporex. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(5)	Number shown includes (a) 1,400 operating partnership units that are subject to future vesting pursuant to the terms of the formation documents that governed the entities that owned the hotels or the agreements pursuant to which such employee acquired the interest in such entities and (b) 18,650 operating partnership units that are subject to future vesting pursuant to one or more profit participation agreements between such employee and affiliates of Corporex. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(6)	Number shown includes $9,046 in cash that is subject to future vesting pursuant to the terms of the formation documents that governed the entities that owned the hotels or the agreements pursuant to which such employee acquired the interest in such entities. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(7)	Number shown includes (a) 2,996 operating partnership units that are subject to future vesting pursuant to the terms of the formation documents that governed the entities that owned the hotels or the agreements pursuant to which such employee acquired the interest in such entities and (b) 12,362 operating partnership units that are subject to future vesting pursuant to one or more profit participation agreements between such employee and affiliates of Corporex. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(8)	Number shown includes $19,354 in cash that is subject to future vesting pursuant to the terms of the formation documents that governed the entities that owned the hotels or the agreements pursuant to which such employee acquired the interest in such entities. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(9)	Number shown includes 1,595 operating partnership units that are subject to future vesting pursuant to the terms of the formation documents that governed the entities that owned the hotels or the agreements pursuant to which such employee acquired the interest in such entities. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(10)	Number shown includes $10,308 in cash that is subject to future vesting pursuant to the terms of the formation documents that governed the entities that owned the hotels or the agreements pursuant to which such employee acquired the interest in such entities. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(11)	Number shown includes (a) 8,279 operating partnership units that are subject to future vesting pursuant to the terms of the formation documents that governed the entities that owned the hotels or the agreements pursuant to which such employee acquired the interest in such entities and (b) 40,143 operating partnership units that are subject to future vesting pursuant to one or more profit participation agreements between such employee and affiliates of Corporex. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(12)	Number shown includes $69,958 in cash that is subject to future vesting pursuant to the terms of the formation documents that governed the entities that owned the hotels or the agreements pursuant to which such employee acquired the interest in such entities. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(13)	Number shown includes (a) 5,570 operating partnership units that are subject to future vesting pursuant to the terms of the formation documents that governed the entities that owned the hotels or the agreements pursuant to which such employee acquired the interest in such entities and (b) 10,940 operating partnership units that are subject to future vesting pursuant to one or more profit participation agreements between such employee and affiliates of Corporex. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(14)	Number shown includes $43,572 in cash that is subject to future vesting pursuant to the terms of the formation documents that governed the entities that owned the hotels or the agreements pursuant to which such employee acquired the interest in such entities. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(15)	Number shown includes 5,596 operating partnership units that are subject to future vesting pursuant to the terms of the formation documents that governed the entities that owned the hotels or the agreements pursuant to which such employee acquired the interest in such entities. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(16)	Number shown includes $36,157 in cash that is subject to future vesting pursuant to the terms of the formation documents that governed the entities that owned the hotels or the agreements pursuant to which such employee acquired the interest in such entities. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(17)	Number shown includes 1,400 operating partnership units that are subject to future vesting pursuant to the terms of the formation documents that governed the entities that owned the hotels or the agreements pursuant to which such employee acquired the interest in such entities. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.

(18)	Number shown includes $9,046 in cash that is subject to future vesting pursuant to the terms of the formation documents that governed the entities that owned the hotels or the agreements pursuant to which such employee acquired the interest in such entities. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(19)	Number shown includes 7,710 operating partnership units that are subject to future vesting pursuant to one or more profit participation agreements between such employee and affiliates of Corporex. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(20)	Excludes pro rata share of the cash portion of the purchase price equal to the hotels’ collective net working net capital as of closing.

Mr. Blackham has separate investments in, and has entered profit participation agreements with respect to, other unrelated real estate investments by Corporex or its affiliates.

With respect to the nine hotels that we acquired upon consummation of our initial public offering (other than the Embassy Suites Hotel Tampa-Airport/Westshore and the Hyatt Regency Rochester), we have agreed to indemnify the contributors for any tax liability they incur if, during the ten-year period following our initial public offering, we (i) directly or indirectly sell, exchange or otherwise dispose of the properties contributed under such agreement in a taxable transaction before the tenth anniversary of the completion of our initial public offering, in certain cases, (ii) fail to use commercially reasonable efforts to make available to these contributors and their permitted transferees and persons taxable on the income of a contributor or permitted transferee opportunities to guarantee specified amounts of liabilities of our operating partnership to defer such guarantors’ tax liabilities. For example, in the case of a taxable disposition of one of these hotels within ten years of its contribution, we would have to indemnify the contributors for tax on the gain allocable to them under Section 704(c) of the Internal Revenue Code and for the tax on indemnification payments.

We used approximately $44.1 million of the net proceeds from the offering to repay outstanding consolidated mortgage debt, all of which had been previously guaranteed by subsidiaries of Corporex. Mr. Butler beneficially owns all of the outstanding capital stock of Corporex. We also used $21.4 million of the net proceeds to repay outstanding loans from Corporex and Commonwealth to certain of the entities that we acquired in the formation transactions.

Mr. Butler has retained a 51% interest in the entity that owns the Embassy Suites Hotel Cincinnati-RiverCenter until we acquire such remaining interest from him no later than January 31, 2006. Until such time as we acquire the remaining 51% interest in such entity, Mr. Butler retains operating control over the hotel.

Additionally, Mr. Butler and Daniel T. Fay beneficially own all of the outstanding capital stock of Commonwealth, the hotel manager for nine of our ten hotels, and benefit from the payment of management fees by us to Commonwealth pursuant to our management agreements. Commonwealth receives a base management fee and, if the hotels meet and exceed identified thresholds, an additional incentive management fee.

In connection with our initial public offering, Mr. Blackham resigned from all positions with Corporex and became a full-time employee and continues as chief executive officer of our company. We issued 83,333 shares of restricted stock to Mr. Butler, 83,333 shares of restricted stock to Mr. Blackham, 20,833 shares of restricted stock to Mr. Frederick and 4,167 shares of restricted stock to each of our other directors. Although distributions will be paid on all restricted stock, whether or not vested, at the same rate and on the same date as on shares of our common stock, these holders are prohibited from selling such shares until they vest. With respect to Messrs. Butler and Blackham, one-fifth of the shares of restricted stock will vest on each of the first five anniversaries of the date of grant. On April 29, 2005, Mr. Frederick resigned from the company for personal reasons and forfeited his restricted stock. With respect to the remaining directors, all of the shares of restricted stock will vest on the first anniversary of the date of grant. On May 2, 2005, Mr. Martz was appointed as chief financial officer and was subsequently granted 20,000 shares of restricted stock substantially on the terms described above.

We executed strategic alliance agreements with Corporex, Commonwealth and Messrs. Butler and Fay regarding full-service and all-suites lodging investment opportunities any of them identify in the future during the term of the agreement. We agreed with Corporex to make Mr. Blackham available to Corporex at mutually agreed upon times to provide Corporex with transitional management and consulting services through December 31, 2005 for a $10,000 per month fee, plus expense reimbursement, paid to us.

Immediately prior to our initial public offering, we issued 208,332 shares of common stock to Corporex and a trust established for the benefit of some of its employees in exchange for its execution of a strategic alliance agreement with us, which shares will vest on October 1, 2005 unless the agreement is terminated in the first year due to a default by Corporex.

Related party term debt outstanding as of March 31, 2005, follows (dollars in thousands):

As of March 31, 2005
Balance sheet post-closing adjustments, net	$1,219
Management fees payable to Commonwealth	195

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of December 31, 2004 for each person or group known to us to be holding more than 5% of our common stock, for each director and for our directors and officers as a group upon completion of the offering and the formation transactions. To our knowledge, each person that beneficially owns our shares has sole voting and dispositive power with regard to such shares. The number of shares shown represents the number of shares of common stock the person “beneficially owns,” as determined by the rules of the SEC, including the number of shares that may be issued upon redemption of common partnership interests in the operating partnership. We are the sole general partner of the operating partnership. After one year, the operating partnership is generally obligated to redeem each unit at the request of the holder thereof for the cash value of one share of common stock or, at our option, one share of common stock.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of All Shares (1)
William P. Butler (2)	3,641,992	18.7%
J. William Blackham (3)	199,062	1.1%
Thomas A. Frederick (4)	20,833	*
Thomas E. Banta (5)	90,465	*
Thomas E. Costello (6)	98,458	*
Thomas R. Engel	4,367	*
Paul F. Fisher	4,167	*
Louis D. George	5,667	*
Robert J. Kohlhepp	14,167	*
Frank C. McDowell	14,167	*
All executive officers and directors as a group (10 persons)	4,385,100	20.7%
Deutsche Bank AG and its affiliates (7)	1,258,000	7.2%
Artisan Partners Limited Partnership and its affiliates (8)	1,602,100	9.2%

*	Less than 1%
(1)	The total number of shares outstanding used in calculating this percentage assumes that: 1) no operating partnership units held by other persons are exchanged for shares of common stock; and 2) operating partnership units that are subject to future vesting pursuant to the terms of the formation documents that governed the entities that owned the nine initial hotels prior to the initial public offering or the agreements pursuant to which such employee acquired the interest in such entities will have vested in full.
(2)	Number of shares beneficially owned includes 3,623,242 shares issuable upon redemption of operating partnership units and assumes the issuance of 427,485 operating partnership units to acquire the remaining 51% interest in the entity that owns the Embassy Suites Hotel Cincinnati-RiverCenter.
(3)	Number of shares beneficially owned includes 115,629 shares issuable upon redemption of operating partnership units.
(4)	Mr. Frederick resigned as our chief financial officer on April 29, 2005. All of his shares of restricted stock were forfeited as of such date pursuant to the terms of our 2004 Long-Term Incentive Plan.
(5)	Number of shares beneficially owned includes 86,298 shares issuable upon redemption of operating partnership units.
(6)	Number of shares beneficially owned includes 84,381 shares issuable upon redemption of operating partnership units.
(7)	Deutsche Bank AG is located at Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany. Information obtained from Schedule 13G filed with the SEC.
(8)	Artisan Partners Limited Partnership is located at 875 East Wisconsin Avenue, Suite 800 Milwaukee, WI 53202. Information obtained from Schedule 13G filed with the SEC.

DESCRIPTION OF SERIES A PREFERRED SHARES

Our board of directors and a duly authorized committee thereof approved articles supplementary creating the Series A Preferred Shares as a class of our preferred stock, designated as the         % Series A Cumulative Redeemable Preferred Shares. When issued in accordance with this prospectus, the Series A Preferred Shares will be validly issued, fully paid and nonassessable.

In connection with this offering, we, in accordance with the terms of the partnership agreement of our operating partnership, will contribute or otherwise transfer the proceeds of the sale of the Series A Preferred Shares to our operating partnership, and our operating partnership will issue to us         % Series A Cumulative Redeemable Preferred Units, or Series A Preferred Units. Our operating partnership will be required to make all required distributions on the Series A Preferred Units prior to any distribution of cash or assets to the holder of any other units or any other equity interests in our operating partnership, except for any other series of partnership interests ranking on parity with such Series A Preferred Units as to dividends or voluntary or involuntary liquidation, dissolution or winding-up of our operating partnership, in which case distributions will be made pro-rata with the Series A Preferred Units, and except for any series of preferred units ranking senior to the Series A Preferred Units as to dividends, or voluntary or involuntary liquidation, none of which are outstanding at this time.

We intend to apply to list the Series A Preferred Shares on the NYSE. We will use commercially reasonable efforts to have our listing application for the Series A Preferred Shares approved. If approved, trading of the Series A Preferred Shares on the NYSE is expected to commence within 30 days after the date of initial delivery of the Series A Preferred Shares. See “Underwriting.”

Rank

The Series A Preferred Shares will rank, with respect to dividend rights and rights upon voluntary or involuntary liquidation, dissolution or winding-up of our affairs:

•	senior to all classes or series of our common stock, and to any other class or series of our capital stock expressly designated as ranking junior to the Series A Preferred Shares; and

•	on parity with any class or series of our capital stock expressly designated as ranking on parity with the Series A Preferred Shares.

Dividends

The holders of Series A Preferred Shares are entitled to receive, when, as, and if authorized by our board of directors and declared by us out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of         % per annum of the $25.00 liquidation preference per Series A Preferred Share (equivalent to the fixed annual amount of $             per Series A Preferred Share).

Dividends on the Series A Preferred Shares shall accrue and be cumulative from and including the date of original issue and are payable quarterly in arrears on or about the last calendar day of each             ,         ,              and              or, if such day is not a business day, on the next succeeding business day, except that, if such business day is in the next succeeding year, such payment shall be made on the immediately preceding business day, and no interest or additional dividends or other sums shall accrue on the amount so payable from such date to such next succeeding business day.

The amount of any dividend payable on the Series A Preferred Shares for any partial dividend period will be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in our stock records at the close of business on the applicable record date, which shall be the date designated by our board of directors for the payment of dividends that is not more than 30 nor less than 10 days prior to the scheduled dividend payment date. Each outstanding Series A Preferred Share will be entitled to receive a dividend with respect to any dividend record date equal to the dividend paid with respect to each other Series A Preferred Share that is outstanding on such date. Accrued but unpaid dividends on the Series A Preferred Shares will accumulate as of the dividend payment date on which they first became payable.

The first dividend on the Series A Preferred Shares is scheduled to be paid on              and will be a pro rata dividend from and including the original issue date to and including              in the amount of $            .

Dividends on the Series A Preferred Shares will accrue whether or not:

•	we have earnings;

•	there are funds legally available for the payment of those dividends; or

•	those dividends are authorized or declared.

Except as described in the next paragraph, unless full cumulative dividends on the Series A Preferred Shares for all past dividend periods and the then current dividend period shall have been or contemporaneously are declared and paid in cash or declared and a sum sufficient for the payment thereof in cash is set apart for payment, we will not:

•	declare or pay or set aside for payment of dividends, and we will not declare or make any distribution of cash or other property, directly or indirectly, on or with respect to any shares of our common stock or shares of any other class or series of our capital stock ranking, as to dividends, on parity with or junior to the Series A Preferred Shares, for any period; or

•	redeem, purchase or otherwise acquire for any consideration, or make any other distribution of cash or other property, directly or indirectly, on or with respect to, or pay or make available any monies for a sinking fund for the redemption of, any common stock or on shares of any other class or series of our capital stock ranking, as to dividends and upon liquidation, on parity with or junior to the Series A Preferred Shares.

The foregoing sentence, however, will not prohibit:

•	dividends payable solely in capital stock ranking junior to the Series A Preferred Shares;

•	the conversion into or exchange for other shares of any class or series of capital stock ranking junior to the Series A Preferred Shares; and

•	our purchase of Series A Preferred Shares, preferred stock ranking on parity with the Series A Preferred Shares as to payment of dividends or capital stock or equity securities ranking junior to the Series A Preferred Shares pursuant to our charter to the extent necessary to preserve our status as a REIT.

When we do not pay dividends in full (or we do not set apart a sum sufficient to pay them in full) upon the Series A Preferred Shares and the shares of any other class or series of capital stock ranking, as to dividends, on parity with the Series A Preferred Shares, we will declare any dividends upon the Series A Preferred Shares and each such other class or series of capital stock ranking, as to dividends, on parity with the Series A Preferred Shares pro rata so that the amount of dividends declared per Series A Preferred Share and such other class or series of capital stock will in all cases bear to each other the same ratio that accrued dividends per Series A Preferred Share and such other class or series of preferred stock (which will not include any accrual in respect of unpaid dividends on such other class or series of capital stock for prior dividend periods if such other class or series of capital stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the Series A Preferred Shares which may be in arrears.

Holders of Series A Preferred Shares are not entitled to any dividend, whether payable in cash, property or shares of capital stock, in excess of full cumulative dividends on the Series A Preferred Shares as described above. Any dividend payment made on the Series A Preferred Shares will first be credited against the earliest accrued but unpaid dividends due with respect to those shares which remain payable. Accrued but unpaid dividends on the Series A Preferred Shares will accumulate as of the due date for the dividend payment date on which they first become payable.

We do not intend to declare dividends on the Series A Preferred Shares, or pay or set apart for payment dividends on the Series A Preferred Shares if the terms of any of our agreements, including any agreements relating to our indebtedness, prohibit such a declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach of or default under such an agreement. Likewise, no dividends will be declared by our board of directors or paid or set apart for payment if such declaration or payment is restricted or prohibited by law.

Liquidation Rights

Upon any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, before any distribution or payment shall be made to holders of our common stock or any other class or series of capital stock ranking, as to rights upon any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, junior to the Series A Preferred Shares, the holders of Series A Preferred Shares are entitled to be paid out of our assets legally available for distribution to our stockholders, after payment or provision for our debts and other liabilities, a liquidation preference of $25.00 per Series A Preferred Share, plus an amount equal to any accrued and unpaid dividends (whether or not earned or declared) to and including the date of payment. If, upon our voluntary or involuntary liquidation, dissolution or winding-up, our available assets are insufficient to pay the full amount of the liquidating distributions on all outstanding Series A Preferred Shares and the corresponding amounts payable on all shares of each other class or series of capital stock ranking, as to liquidation rights, on parity with the Series A Preferred Shares in the distribution of assets, then the holders of the Series A Preferred Shares and each such other class or series of capital stock ranking, as to voluntary or involuntary liquidation rights, on parity with the Series A Preferred Shares will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Shares will have no right or claim to any of our remaining assets. Our consolidation or merger with or into any other corporation, trust or other entity, or the voluntary sale, lease, transfer or conveyance of all or substantially all of our property or business, will not be deemed to constitute a liquidation, dissolution or winding-up of our affairs.

Optional Redemption

Series A Preferred Shares are not redeemable prior to                     , 2010. We are entitled, however, pursuant to the articles supplementary creating the Series A Preferred Shares, to purchase Series A Preferred Shares in order to preserve our status as a REIT for federal or state income tax purposes at any time. On and after                     , 2010, we may, at our option, upon not less than 30 nor more than 60 days’ written notice, redeem the Series A Preferred Shares, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends (whether or not declared) up to and including the date fixed for redemption, without interest, to the extent we have funds legally available for that purpose.

If fewer than all of the outstanding Series A Preferred Shares are to be redeemed, we will select the Series A Preferred Shares to be redeemed pro rata (as nearly as may be practicable without creating fractional shares) by lot or by any other equitable method that we determine. In order for their Series A

Preferred Shares to be redeemed, holders must surrender their shares at the place designated in the notice of redemption. Holders will then be entitled to the redemption price and any accrued and unpaid dividends payable upon redemption. If a notice of redemption has been given, if the funds necessary for the redemption have been set aside by us in trust for the benefit of the holders of any Series A Preferred Shares called for redemption and if irrevocable instructions have been given to pay the redemption price and all accrued and unpaid dividends, then from and after the redemption date, dividends will cease to accrue on such Series A Preferred Shares and such Series A Preferred Shares will no longer be deemed outstanding. At such time all rights of the holders of such shares will terminate, except the right to receive the redemption price plus any accrued and unpaid dividends payable upon redemption, without interest. So long as no dividends are in arrears and subject to the provisions of applicable law, we may from time to time repurchase all or any part of the Series A Preferred Shares, including the repurchase of Series A Preferred Shares in open-market transactions and individual purchases as such prices as we negotiate.

Unless full cumulative dividends on all outstanding Series A Preferred Shares have been or contemporaneously are authorized, declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no Series A Preferred Shares will be redeemed unless all outstanding Series A Preferred Shares are simultaneously redeemed and we will not purchase or otherwise acquire directly or indirectly any Series A Preferred Shares or any class or series of our capital stock ranking, as to dividends or upon liquidation, on parity with or junior to the Series A Preferred Shares (except by exchange for our capital stock ranking junior to the Series A Preferred Shares as to dividends and upon liquidation); provided, however, that we may purchase Series A Preferred Shares in order to ensure that we continue to meet the requirements for qualification as a REIT for federal and/or state income tax purposes, and may purchase or acquire Series A Preferred Shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series A Preferred Shares.

We will mail a notice of redemption, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series A Preferred Shares to be redeemed at their respective addresses as they appear on the stock transfer records of the transfer agent named in “—Transfer Agent and Registrar.” No failure to give such notice or any defect therein or in the mailing thereof will affect the validity of the proceedings for the redemption of any Series A Preferred Shares except as to the holder to whom notice was defective or not given. In addition to any information required by law or by the applicable rules of any exchange upon which the Series A Preferred Shares may be listed or admitted to trading, each notice will state:

•	the redemption date;

•	the redemption price;

•	the number of Series A Preferred Shares to be redeemed;

•	the place or places where the Series A Preferred Shares are to be surrendered for payment of the redemption price; and

•	that dividends on the Series A Preferred Shares to be redeemed will cease to accumulate on such redemption date.

If fewer than all of the Series A Preferred Shares held by any holder are to be redeemed, the notice mailed to such holder will also specify the number of Series A Preferred Shares held by such holder to be redeemed.

If a redemption date falls after a dividend record date and on or prior to the corresponding dividend payment date, each holder of Series A Preferred Shares at the close of business of such dividend record date will be entitled to the dividend payable on such shares on the corresponding dividend payment date notwithstanding the redemption of such shares on or prior to such dividend payment date and each holder of Series A Preferred Shares that surrenders such shares on such redemption date will be entitled to the dividends accruing after the end of the applicable distribution period, up to and including the redemption date. Except as described above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series A Preferred Shares for which a notice of redemption has been given.

All Series A Preferred Shares that we redeem or repurchase will be retired and restored to the status of authorized but unissued shares of preferred stock, without designation as to series or class.

No Maturity, Sinking Fund or Mandatory Redemption

The Series A Preferred Shares have no maturity date, and we are not required to redeem the Series A Preferred Shares at any time. Accordingly, the Series A Preferred Shares will remain outstanding indefinitely, unless we decide, at our option, to exercise our redemption right. The Series A Preferred Shares are not subject to any sinking fund.

Voting Rights

Holders of the Series A Preferred Shares generally do not have any voting rights, except as set forth below.

If dividends on the Series A Preferred Shares are in arrears for six or more quarterly periods, whether or not consecutive, holders of the Series A Preferred Shares (voting together as a class with all other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote at our next annual meeting and each subsequent annual meeting of stockholders, for the election of two additional directors to serve on our board of directors (which we refer to as a preferred stock director), until all unpaid dividends and the dividend for the then current period with respect to the Series A Preferred Shares and any other class or series of parity preferred stock have been paid or declared and a sum sufficient for the payment thereof set aside for payment. In such a case, the number of directors serving on the board of directors will be increased by two members. The preferred stock directors will be elected by a plurality of the votes cast in the election for a one-year term and each preferred stock director will serve until his successor is duly elected and qualified or until the director’s right to hold the office terminates, whichever occurs earlier. The election will take place at:

•	special meetings called by the holders of at least 10% of the outstanding Series A Preferred Shares or the holders of shares of any other class or series of stock on parity with the Series A Preferred Shares with respect to which dividends are also accumulated and unpaid if this request is received more than 90 days before the date fixed for our next annual or special meeting of stockholders or, if we receive the request for a special meeting less than 90 days before the date fixed for our next annual or special meeting of stockholders, at our annual or special meeting of stockholders, and

•	each subsequent annual meeting (or special meeting held in its place) until all dividends accumulated on the Series A Preferred Shares and on any other class or series of preferred stock on parity with the Series A Preferred Shares with respect to dividends, have been paid in full for all past dividend periods and the dividend for the then current dividend period.

If and when all accumulated dividends and the dividend for the current dividend period on the Series A Preferred Shares shall have been paid in full or a sum sufficient for such payment is irrevocably deposited in trust for payment, the holders of the Series A Preferred Shares shall be divested of the voting rights set forth above (subject to revesting in the event of each and every preferred dividend default) and, if all dividends in arrears and the dividends for the current dividend period have been paid in full or set aside for payment in full on all other classes or series of parity preferred stock, the term and office of such preferred stock directors so elected will terminate and the entire board of directors will be reduced accordingly.

In addition, so long as any Series A Preferred Shares remain outstanding, we will not, without the consent or the affirmative vote of the holders of at least two-thirds of the outstanding Series A Preferred Shares, given in person or by proxy, either in writing or at a meeting:

•	authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock ranking senior to such Series A Preferred Shares with respect to payment of dividends, or the distribution of assets upon the liquidation, dissolution or winding-up of our affairs, or reclassify any of our authorized stock into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or

•	amend, alter or repeal the provisions of our articles of incorporation or the terms of the Series A Preferred Shares, whether by merger, consolidation, transfer or conveyance of substantially all of its assets or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Shares.

Holders of Series A Preferred Shares will not be entitled to vote with respect to any increase in total number of authorized shares of our common stock or preferred stock, any increase in the amount of the authorized Series A Preferred Shares or the creation or issuance of any other class or series of capital stock, or any increase in the number of authorized shares of any other class or series of capital stock, in each case ranking on parity with or junior to the Series A Preferred Shares with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding-up.

In addition, the voting provisions above will not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required would occur, we have redeemed or called for redemption upon proper procedures all outstanding Series A Preferred Shares.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Internal Revenue Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Our charter contains restrictions on the ownership and transfer of shares of our capital stock which are intended to assist us in complying with these requirements and continuing to qualify as a REIT. The relevant sections of our charter provide that no person or entity may beneficially or constructively own more than 9.8% in value of all our outstanding capital (by value or by number of shares, whichever is more restrictive). We refer to this restriction as the “ownership limit.” For a further description of restrictions on ownership and transfer of all series and classes of our shares of capital stock, see “Description of Capital Stock—Restrictions on Transfer.”

Conversion

The Series A Preferred Shares are not convertible into or exchangeable for any of our other property or securities.

Global Securities

Rather than issue the Series A Preferred Shares in the form of physical certificates, we will generally issue the shares in book-entry form evidenced by one or more global securities. We anticipate that any global securities will be deposited with, or on behalf of, The Depository Trust Company, or DTC, and registered in the name of Cede & Co., as DTC’s nominee.

DTC holds securities for its participants to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among participants through electronic book-entry changes to accounts of its participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Some of the participants, or their representatives, together with other entities, own DTC.

Purchases of Series A Preferred Shares under the DTC system must be made by or through participants, which will receive a credit for the shares on DTC’s records. Holders who are DTC participants may hold their interests in global securities directly through DTC. Holders who are not DTC participants may beneficially own interests in a global security held by DTC only through DTC participants, or through banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant and have indirect access to the DTC system. The ownership interest of each actual purchaser is recorded on the participant’s and indirect participants’ records. Purchasers will not receive written confirmation from DTC of their purchase, but should receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participant or indirect participant through which the purchasers entered into the transaction.

So long as Cede & Co. is the registered owner of any global security, Cede & Co. for all purposes will be considered the sole holder of the global security. The deposit of Series A Preferred Shares with DTC and their registration in the name of Cede & Co. will not change the beneficial ownership of the shares. DTC has no knowledge of the actual beneficial owners of the shares. DTC’s records reflect only the identity of the participants to whose accounts the shares are credited, which may or may not be the beneficial owners. The participants are responsible for keeping account of their holdings on behalf of their customers.

Neither DTC nor Cede & Co. consents or votes with respect to the shares. Under its usual procedures, DTC mails a proxy to the issuer as soon as possible after the record date. The proxy assigns Cede & Co.’s consenting or voting rights to the participants whose accounts are credited with the shares on the record date. DTC has advised us that it will take any action permitted to be taken by a holder of shares only at the direction of participants whose accounts are credited with DTC interests in the relevant global security.

Unless our use of the book-entry system is discontinued, owners of beneficial interests in a global security will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered the holders of the global security. The laws of some jurisdictions require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability of those holders to transfer their beneficial interests in the global security.

Delivery of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

Redemption notices will be sent to Cede & Co. If less than all of the principal amount of the global securities of the same series is being redeemed, DTC’s practice is to determine by lot the amount of the interest of each participant in the global securities to be redeemed.

Redemption proceeds, distributions and dividend payments on the Series A Preferred Shares will be made to Cede & Co. by wire transfer of immediately available funds. DTC’s practice is to credit participants’ accounts on the payment date in accordance with their respective holdings shown on DTC’s records unless DTC believes that it will not receive payment on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in a “street name,” and will be the responsibility of the participants and indirect participants.

DTC has advised us that it is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we are not responsible for its accuracy. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission. Neither we nor any transfer agent, registrar or paying agent are responsible for the performance by DTC or their participants or indirect participants under the rules and procedures governing their operations or for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global securities or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

Transfer Agent and Registrar

Upon issuance, the transfer agent, registrar and dividend disbursement agent for Series A Preferred Shares will be Wachovia Bank, N.A.

MARKET FOR OUR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the New York Stock Exchange under the symbol “EHP.” The following table sets forth the high and low sale prices for our common stock for each of the quarterly periods since our inception.

	Price Range
Period	High	Low
October 1, 2004 through December 31, 2004	$10.50	$9.12
January 1, 2005 through March 31, 2005	$10.50	$8.70
April 1, 2005 through June 1, 2005	$9.70	$8.54

Stockholder Information

As of February 7, 2005, we had approximately 5,600 holders of record of our common stock. In order to comply with certain requirements related to our qualification as a REIT, our charter limits the number of common shares that may be owned by any single person or affiliated group to 9.8% of the outstanding common shares.

Dividend Information

On January 7, 2005, the Company declared a cash dividend of $0.175 per share, for stockholders of record on January 18, 2005, which was paid on February 1, 2005.

On March 31, 2005, the Company declared a cash dividend of $0.175 per share, for stockholders of record on April 6, 2005, which was paid on April 14, 2005.

Equity Compensation Plans Information

The following table sets forth the information regarding our equity compensation plans as of December 31, 2004:

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights		Weighted- Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders:
Restricted stock	232,868	(1)	NA	422,132
Equity compensation plans not approved by security holders	None		None	None

(1)	Shares have been issued but are not vested.

DESCRIPTION OF CAPITAL STOCK

General

This section contains a discussion of the material terms of our capital stock as set forth in our charter and applicable law. As of April 13, 2005, our authorized capital stock was as follows:

Class of Stock	Number of Shares Authorized	Number of Shares Outstanding
Common Stock	100,000,000	17,362,373
Preferred Stock	10,000,000	-

Total	110,000,000	17,362,373

Common Stock

Subject to the preferences of the Series A Preferred Shares and any other preferred stock that we may issue in the future, holders of our common stock will be entitled to receive distributions as declared by our board of directors. In any liquidation, each outstanding share of common stock entitles its holder to share (based on the percentage of shares held) in the assets that remain after we pay our liabilities and any preferential distributions owed to preferred stockholders.

Holders of common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Unless applicable law requires otherwise, and except as our charter may provide with respect to any series of preferred stock that we may issue, the holders of common stock will possess exclusive voting power. See “—Ownership Limitations and Restrictions on Transfers.”

At each annual meeting of stockholders, the holders of common stock may vote to elect all of the directors on the board of directors. There is no cumulative voting in the election of directors. This means that the holders of a majority of the voting stock can elect all of the directors and the holders of the remaining voting stock could not elect any director.

Holders of common stock have no conversion, sinking fund or redemption rights or preemptive rights. A conversion feature permits a stockholder to convert shares to a different security, such as debt or preferred stock. A redemption right permits a stockholder to redeem such holder’s shares (for cash or other securities) at some point in the future. Sometimes a redemption right is paired with an obligation of the company to create an account into which such company must deposit money into to fund the redemption (i.e., a sinking fund). Preemptive rights are rights granted to stockholders to subscribe for their pro rata percentage of any other securities we may offer in the future.

We furnish our common stockholders with annual reports containing audited consolidated financial statements. The financial statements contain an opinion of our independent public accountants. We also furnish our common stockholders with quarterly reports for the first three quarters of each year. These reports contain unaudited financial information.

All common stock will have equal distribution, liquidation and voting rights.

Our common stock is listed on the NYSE. The transfer agent and registrar for our common stock is Wachovia Bank, N.A.

Preferred Stock

We are authorized to issue 10 million shares of preferred stock, $.01 par value. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors, without further action by our stockholders, and may include voting rights, preferences as to dividends and liquidation, conversion, redemption rights and sinking fund provisions. Our board of directors could authorize terms that could discourage a takeover or other transaction that might be in the common stockholders’ best interests. We have issued no preferred stock prior to this offering. See “Description of Series A Preferred Shares.”

We intend to file an application to list the Series A Preferred Shares on the NYSE.

Ownership Limitations and Restrictions on Transfers

To maintain our REIT qualification, beginning with our second taxable year as a REIT, not more than 50% in value of our outstanding stock may be owned directly or indirectly by five or fewer individuals (including certain entities treated as individuals for these purposes) during the last half of a taxable year and at least 100 persons must beneficially own our outstanding stock for at least 335 days per 12-month taxable year (or during a proportionate part of a shorter taxable year). To help ensure we meet these tests, our charter provides that no person may directly or constructively own more than 9.8% in value or number of our issued and outstanding common stock or more than 9.8% in value of our issued and outstanding capital stock, without obtaining a written waiver from our board of directors. For purposes of this provision, we treat corporations, partnerships, “groups” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 and other entities as single persons. The board of directors has discretion to waive this ownership limit if the board receives evidence that ownership in excess of the limit will not jeopardize our REIT status.

The restrictions on transferability and ownership will not apply if the board of directors and the stockholders holding two-thirds of our outstanding shares of capital stock determine that it is no longer in our best interest to be a REIT. We have no current intention to seek to change our REIT tax status.

All certificates representing shares of common stock bear a legend referring to the restrictions described above.

Holders of more than 0.5% of our common stock or preferred stock must file a written response to our request for stock ownership information, which will be mailed to you no later than January 30 of each year. This notice should contain your name and address, the number of shares of common stock or preferred stock you own and a description of how you hold the shares. In addition, you will be required, if we ask, to disclose to us in writing any information we need in order to determine the effect of your ownership of such shares on our status as a REIT.

These ownership limitations could have the effect of precluding a third party from obtaining control over our company unless our board of directors and our stockholders determine that maintaining REIT status is no longer desirable.

Limitations of Liability and Indemnification of Directors and Officers

Maryland general corporation law and our charter exculpate each director and officer in actions by us or by stockholders in derivative actions from liability unless the director or officer has received an improper personal benefit in money, property or services or has acted dishonestly, as established by a final judgment of a court.

The charter also provides that we will indemnify a present or former director or officer against expense or liability in an action to the fullest extent permitted by Maryland law. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses they incur in connection with any proceeding to which they are a party because of their service as an officer, director or other similar capacity. However, Maryland law prohibits indemnification if it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

The exculpation and indemnification provisions in the charter have been adopted to help induce qualified individuals to agree to serve as officers and directors of our company by providing a degree of protection from liability for alleged mistakes in making decisions and taking actions. Such exculpation and indemnification provisions have been adopted, in part, in response to a perceived increase in stockholders’ litigation alleging director and officer misconduct. You should be aware, however, that these provisions in our charter and Maryland law give you a more limited right of action than you otherwise would have in the absence of such provisions.

The above indemnification provisions could operate to indemnify directors, officers or other persons who exert control over us against liabilities arising under the Securities Act of 1933. Insofar as the above provisions may allow that type of indemnification, the SEC has informed us that, in their opinion, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Business Combinations

Pursuant to our charter and the Maryland general corporation law, we cannot merge into or consolidate with another corporation or enter into a statutory share exchange transaction in which we are not the surviving entity or sell all or substantially all of our assets unless the board of directors adopts a resolution declaring the proposed transaction advisable and a majority of the holders of common stock voting together as a single class approve the transaction. Maryland law prohibits stockholders from taking action by written consent unless the consent of all stockholders is obtained. The practical effect of this limitation is that any action required or permitted to be taken by our stockholders may only be taken if it is properly brought before an annual or special meeting of stockholders, unless the consent of all stockholders is obtained. Our bylaws further provide that in order for any matter to be considered properly brought before a meeting, a stockholder must comply with requirements regarding advance notice to us. The foregoing provisions could have the effect of delaying until the next annual meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would likely be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting, and not by written consent.

Vacancies and Removal of Directors

Our bylaws provide that any vacancy on our board of directors will be filled exclusively by a majority of the remaining directors. In addition, our bylaws provide that only the board of directors may increase or decrease the number of persons serving on the board of directors. Furthermore, our charter provides that a director may be removed at any time only for cause upon the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors, but only by a vote taken at a stockholder meeting. These provisions preclude stockholders from removing incumbent directors, except for cause and upon a substantial affirmative vote, and filling the vacancies created by such removal with their own nominees.

Amendment of Charter and Bylaws

Except as set forth below, our charter can be amended only by the affirmative vote of holders of not less than a majority of the outstanding shares of common stock. However, the provisions in the charter relating to the removal of directors and preservation of our REIT status may only be amended by the affirmative vote of holders of not less than two-thirds of our outstanding shares of common stock. Furthermore, as permitted by Maryland law, our board of directors can amend our charter without stockholder approval to change our name or increase the authorized number of shares of capital stock.

REIT Status

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT.

DESCRIPTION OF THE PARTNERSHIP AGREEMENT

We have summarized the material terms and provisions of the Agreement of Limited Partnership of EHP Operating Partnership, L.P., which we refer to as the “partnership agreement.” This summary is not complete. For more detail, you should refer to the partnership agreement itself, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is part. For purposes of this section, references to “we,” “our,” “us” and “our company” refer to Eagle Hospitality Properties Trust, Inc.

Management of Our Operating Partnership

Our operating partnership, EHP Operating Partnership, L.P., is a Maryland limited partnership that was formed on April 27, 2004. We are the sole general partner of our operating partnership and conduct substantially all of our business in or through it. As sole general partner, we exercise exclusive and complete responsibility and discretion over the operating partnership’s day-to-day management and control. We can cause our operating partnership to enter into certain major transactions including acquisitions, dispositions and refinancings, subject to certain limited exceptions. The limited partners of our operating partnership may not transact business for, or participate in the management activities or decisions of, our operating partnership, except as provided in the partnership agreement and as required by applicable law. Certain restrictions under the partnership agreement restrict our ability to engage in a business combination as more fully described in “—Transferability of Interests” below.

The limited partners of our operating partnership have expressly acknowledged that we, as general partner of our operating partnership, are acting for the benefit of the operating partnership, the limited partners and our stockholders collectively. Our company is under no obligation to give priority to the separate interests of the limited partners or our stockholders in deciding whether to cause our operating partnership to take or decline to take any actions. If there is a conflict between the interests of our stockholders on one hand and the limited partners on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners; provided, however, that for so long as we own a controlling interest in our operating partnership, any conflict that cannot be resolved in a manner not adverse to either our stockholders or the limited partners shall be resolved in favor of our stockholders, subject to express agreements with the contributors of certain of our hotels. We are not liable under the partnership agreement to our operating partnership or to any partner for monetary damages for losses sustained, liabilities incurred, or benefits not derived by limited partners in connection with such decisions; provided, that we have acted in good faith.

The partnership agreement provides that all our business activities, including all activities pertaining to the acquisition and operation of properties, must be conducted through our operating partnership, and that our operating partnership must be operated in a manner that will enable us to satisfy the requirements for being classified as a REIT.

Transferability of Interests

We may not voluntarily withdraw from the operating partnership or transfer or assign our interest in the operating partnership or engage in any merger, consolidation or other combination, or sale of all or substantially all of our assets, in a transaction which results in a change of control of our company unless:

•	we receive the consent of limited partners holding more than 50% of the partnership interests of the limited partners (other than those held by our company or its subsidiaries);

•

as a result of such transaction, all limited partners will receive for each partnership unit an amount of cash, securities or other property equal in value to the greatest amount of cash, securities or other property paid in the transaction to a holder of one share of our common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of partnership units shall be given the option to exchange its partnership units for the greatest amount of cash, securities or other property that a limited partner would have received had it (A) exercised its redemption right (described below) and (B) sold, tendered or exchanged pursuant to the offer shares of our common stock received upon exercise of the redemption right immediately prior to the expiration of the offer; or

•	we are the surviving entity in the transaction and either (A) our stockholders do not receive cash, securities or other property in the transaction or (B) all limited partners (other than our company or its subsidiaries) receive for each partnership unit an amount of cash, securities or other property having a value that is no less than the greatest amount of cash, securities or other property received in the transaction by our stockholders.

We also may merge with or into or consolidate with another entity if immediately after such merger or consolidation (i) substantially all of the assets of the successor or surviving entity, other than partnership units held by us, are contributed, directly or indirectly, to the partnership as a capital contribution in exchange for partnership units with a fair market value equal to the value of the assets so contributed as determined by the survivor in good faith and (ii) the survivor expressly agrees to assume all of our obligations under the partnership agreement. The partnership agreement shall be amended after any such merger or consolidation so as to arrive at a new method of calculating the amounts payable upon exercise of the redemption right that approximates the existing method for such calculation as closely as reasonably possible.

We also may (i) transfer all or any portion of our general partnership interest to one of our affiliates, and following such transfer may withdraw as the general partner and (ii) engage in a transaction required by law or by the rules of any national securities exchange or other national market system on which our common stock is then listed or in which it is traded.

Amendments of the Partnership Agreement

Amendments to the partnership agreement may be proposed by us, as general partner, or by limited partners owning at least 25% of the units held by limited partners.

As general partner, we generally have the power to unilaterally make amendments to the partnership agreement without obtaining the consent of the limited partners. For instance, we may amend the partnership agreement without limited partner consent to:

•	add to our obligations as general partner or surrender any right or power granted to us as general partner for the benefit of the limited partners;

•	reflect the issuance of additional units or the admission, substitution, termination or withdrawal of partners in accordance with the terms of the partnership agreement;

•	reflect a change of an inconsequential nature that does not adversely affect the limited partners in any material respect, or cure any ambiguity, correct or supplement any provisions of the partnership agreement not inconsistent with law or with other provisions of the partnership agreement, or make other changes concerning matters under the partnership agreement that will not otherwise be inconsistent with the partnership agreement or law;

•	satisfy any requirements, conditions or guidelines of federal or state law;

•	reflect changes that are reasonably necessary for us, as general partner, to maintain our status as a REIT; or

•	modify the manner in which capital accounts are computed.

Amendments that would, among other things, convert a limited partner’s interest into a general partner’s interest, modify the limited liability of a limited partner, alter a limited partner’s right to receive any distributions or allocations of profits or losses or materially alter or modify the redemption rights described below must be approved by each limited partner that would be adversely affected by such amendment.

In addition, without the written consent of a majority of the units held by limited partners (other than limited partners 50% or more of whose equity is owned, directly or indirectly, by us as general partner), we, as general partner, may not do any of the following:

•	take any action in contravention of an express prohibition or limitation contained in the partnership agreement;

•	enter into or conduct any business other than in connection with our role as general partner of the operating partnership and our operation as a REIT;

•	acquire an interest in real or personal property other than through our operating partnership;

•	withdraw from the operating partnership or transfer any portion of our general partnership interest (except under the limited circumstances set forth above); or

•	be relieved of our obligations under the partnership agreement following any permitted transfer of our general partnership interest.

Distributions to Unitholders

The partnership agreement provides that holders of units are entitled to receive quarterly distributions of available cash on a pro rata basis in accordance with their respective percentage interests.

Redemption Rights

Limited partners who hold operating partnership units generally have the right after one year to require our operating partnership to redeem part or all of their units for cash based upon the fair market value of an equivalent number of shares of our common stock at the time of the redemption. Alternatively, we may elect to acquire those units in exchange for shares of our common stock. Our acquisition will be on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuance of stock rights, specified extraordinary distributions and similar events. With each redemption, our percentage ownership interest in the operating partnership would be increased. No limited partner may deliver more than two notices of redemption during any calendar year.

Capital Contributions

As of March 31, 2005, we owned an approximate 74% interest in our operating partnership. Limited partners, including William P. Butler, own the remaining 26% partnership interest. The partnership agreement provides that if the operating partnership requires additional funds at any time in excess of funds available to the operating partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to the operating partnership on the same terms and conditions as are applicable to our borrowing of such funds. Under the partnership agreement, we are obligated to contribute the proceeds of any offering of shares of stock as additional capital to the operating partnership. We are authorized to cause the operating partnership to issue partnership interests for less than fair market value if we have concluded in good faith that such issuance is in both the operating partnership’s and our best interests. If we contribute additional capital to the operating partnership, we will receive additional partnership units and our percentage interest will be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of the operating partnership at the time of such contributions. Conversely, the percentage interests of the limited partners will be decreased on a proportionate basis in the event of additional capital contributions by us. In addition, if we contribute additional capital to the operating partnership, we will revalue the property of the operating partnership to its fair market value (as determined by us) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the partnership agreement as if there were a taxable disposition of such property for its fair market value (as determined by us) on the date of the revaluation. The operating partnership may issue preferred partnership interests, in connection with acquisitions of property or otherwise, which could have priority over common partnership interests with respect to distributions from the operating partnership, including the partnership interests we own as the general partner. Other than as contemplated in connection with this offering, we have no current plan to issue any preferred partnership interests and no such preferred partnership interests are currently outstanding.

Tax Matters

We are the tax matters partner of our operating partnership. We have authority to make tax elections under the Internal Revenue Code on behalf of our operating partnership.

Allocations of Net Income and Net Losses to Partners

The net income or net loss of our operating partnership will generally be allocated to us, as general partner, and to the limited partners in accordance with our respective percentage interests in our operating partnership. However, in some cases losses may be disproportionately allocated to partners who have guaranteed debt of our operating partnership. The allocations described above are subject to special allocations relating to depreciation deductions and to compliance with the provisions of Sections 704(b) and 704(c) of the Internal Revenue Code and the associated Treasury regulations. See “Material Federal Income Tax Considerations—Tax Aspects of Our Investments in Our Operating Partnership.”

Operations

The partnership agreement provides that we, as general partner, will determine and distribute the net operating cash revenues of our operating partnership, as well as the net sales and refinancing proceeds, quarterly, pro rata in accordance with the partners’ percentage interests.

The partnership agreement provides that our operating partnership will assume and pay when due, or reimburse us for payment of all costs and expenses relating to the operations of, or for the benefit of, our operating partnership.

Term

Our operating partnership will continue in full force and effect until December 31, 2103, or until sooner dissolved in accordance with its terms or as otherwise provided by law.

Indemnification and Limitation of Liability

To the extent permitted by applicable law, the partnership agreement indemnifies us, as general partner, and our officers, directors, employees and any other persons we may designate from and against any and all claims arising from operations of our operating partnership in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established that:

•	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

•	the indemnitee actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Similarly, we, as general partner of our operating partnership, and our officers, directors, agents or employees, are not liable or accountable to our operating partnership for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or any act or omission so long as we acted in good faith.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the federal material income tax considerations relating to our qualification and taxation as a REIT and the ownership and disposition of our Series A Preferred Shares that you may consider relevant. Because this section is a summary, it does not address all of the tax issues that may be important to you and does not provide a detailed discussion of any state, local, foreign or other tax laws or considerations. DLA Piper Rudnick Gray Cary US LLP has acted as our counsel, has reviewed this summary, and is of the opinion that the discussion contained herein fairly summarizes the federal income tax considerations that are likely to be material to a holder of our Series A Preferred Shares. The discussion does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations (except to the extent discussed in “Taxation of Tax-Exempt Stockholders” below), financial institutions or broker-dealers, and non-U.S. individuals and foreign corporations (except to the extent discussed in “Taxation of Non-U.S. Stockholders” below).

The specific tax attributes of a particular shareholder could have a material impact on the tax considerations associated with the purchase, ownership and disposition of Series A Preferred Shares. Therefore, it is essential that each prospective shareholder consult with his or her own tax advisors with regard to the application of the federal income tax laws to the shareholder’s personal tax situation, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The information in this section is based on the current Internal Revenue Code, current, temporary and proposed Treasury regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, including its practices and policies as set forth in private letter rulings, which are not binding on the Internal Revenue Service, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. Thus, it is possible that the Internal Revenue Service could challenge the statements in this discussion, which do not bind the Internal Revenue Service or the courts, and that a court could agree with the Internal Revenue Service.

Taxation of our Company

We plan to make an election to be taxed as a REIT under the federal income tax laws effective for the taxable year ending on December 31, 2004. We believe that, commencing with such short taxable year, we will be organized and will operate in such a manner as to qualify for taxation as a REIT under the federal income tax laws, and we intend to continue to be organized and operated in such a manner. However, given the complexity of the REIT qualification requirements, we cannot provide any assurance that the actual results of our operations have satisfied or will satisfy the requirements under the Internal Revenue Code for a particular year.

In connection with the offering of our Series A Preferred Shares, DLA Piper Rudnick Gray Cary US LLP is rendering an opinion, which will be filed as an exhibit to the registration statement of which this prospectus is a part, that, commencing with our short taxable year ending December 31, 2004, assuming that we complete the elections and other procedural steps described in this discussion of “Material Federal Income Tax Considerations” in a timely fashion, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the federal income tax laws, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the federal income tax laws.

You also should be aware that DLA Piper Rudnick Gray Cary US LLP’s opinion is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters,

including representations regarding the nature of our properties and the conduct of our business, and is not binding upon the Internal Revenue Service or any court. In addition, DLA Piper Rudnick Gray Cary US LLP’s opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute. DLA Piper Rudnick Gray Cary US LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operation for any particular taxable year will satisfy such requirements. In addition, opinions of counsel are not binding upon the Internal Revenue Service or any court. For a discussion of the tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify.”

In any year in which we qualify as a REIT, we generally will not be subject to federal income tax on our taxable income that we distribute to our stockholders. The benefit of this tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. However, we will be subject to federal tax in the following circumstances:

•	We will pay federal income tax on our taxable income or net capital gain that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the “alternative minimum tax” on any items of tax preference.

•	We will pay income tax at the highest corporate rate on:

•	net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and

•	other non-qualifying income from foreclosure property.

•	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•	For tax years ending on or before December 31, 2004, if we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “Requirements for Qualification—Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on:

•	the gross income attributable to the greater of the amount by which we fail the 75% gross income test and the amount by which 90% of our gross income exceeds the amount of income qualifying under the 95% gross income test, multiplied by

•	a fraction intended to reflect our profitability.

•	From and after the taxable year ending December 31, 2005, we will pay a 100% tax on the greater of the amount by which the 75% gross income test was not satisfied or the amount by which the 95% gross income test was not satisfied, in each case, multiplied by a fraction intended to reflect our profitability.

•	From and after the taxable year ending December 31, 2005:

•	if we fail to satisfy any of the REIT asset tests (described below) by more than a de minimis amount, due to reasonable cause, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets.

•	if we fail to satisfy any provision of the Internal Revenue Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income or asset tests described below) and the violation is due to reasonable cause and not willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

•	If we fail to distribute during a calendar year at least the sum of:

•	85% of our REIT ordinary income for the year,

•	95% of our REIT capital gain net income for the year, and

•	any undistributed taxable income from earlier periods,

we will pay a nondeductible 4% excise tax on the excess of the required distribution over the amount we actually distributed.

•	We will be subject to a 100% tax on certain transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

•	If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the ten-year period after we acquire the asset. The amount of gain on which we will pay tax is the lesser of:

•	the amount of gain that we recognize at the time of the sale or disposition, and

•	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

Requirements for Qualification

A REIT is a corporation, trust, or association that meets each of the following requirements:

1. It is managed by one or more trustees or directors.

2. Its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest.

3. It would be taxable as a domestic corporation but for the REIT provisions of the federal income tax laws.

4. It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws.

5. At least 100 persons are beneficial owners of its shares or ownership certificates.

6. Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year.

7. It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status.

8. It meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions.

We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 do not apply during our first taxable year as a REIT, which is our taxable year ending December 31, 2004. If we comply with all the requirements for ascertaining the ownership of our outstanding stock in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

We believe that we have issued sufficient capital stock with sufficient diversity of ownership to satisfy requirements 5 and 6. In addition, our charter restricts the ownership and transfer of our stock so that we should continue to satisfy these requirements. The provisions of our charter restricting the ownership and transfer of the capital stock are described in “Description of Capital Stock—Ownership Limitations and Restrictions on Transfers.”

A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, all of the stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

An unincorporated domestic entity, such as a partnership or limited liability company, that has a single owner, generally is not treated as an entity separate from its parent for federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share, based on capital interests, of the assets of the partnership and as earning its proportionate share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities, and items of income of our operating partnership and any other partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we acquire an interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

A REIT is permitted to own up to 100% of the stock of one or more “taxable REIT subsidiaries” or TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. However, a TRS may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to ensure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. See “—Taxable REIT Subsidiaries.”

Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets; and

•	income derived from the temporary investment of new capital that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of non-real estate mortgage interest and dividends, gain from the sale or disposition of stock or securities, income from certain hedging instruments or any combination of these. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. The following paragraphs discuss the specific application of the gross income tests to us.

Rents from Real Property.    Rent that we receive from our hotels will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

•	First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

•	Second, neither we nor a direct or indirect owner of 10% or more of our stock may own, actually or constructively, 10% or more of a tenant from whom we receive rent, other than a TRS. If the tenant is a TRS, such TRS may not directly or indirectly operate or manage the related property. Instead, the property must be operated on behalf of the TRS by a person who qualifies as an “independent contractor” and who is, or is related to a person who is, actively engaged in the trade or business of operating lodging facilities for any person unrelated to us and the TRS. See “—Taxable REIT Subsidiaries.”

•	Third, if the rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as rents from real property. However, if the 15% threshold is exceeded, the rent attributable to personal property will not qualify as rents from real property.

•	Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue or through a TRS. However, we need not provide services through an “independent contractor” or a TRS, but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor or a TRS, as long as our income from the services does not exceed 1% of our income from the related property.

Our TRS will lease from our operating partnership and its subsidiaries the land, buildings, improvements, furnishings, and equipment comprising the hotels, for terms of ten years. The leases provide that the TRS is obligated to pay to our operating partnership or its subsidiaries (1) the greater of a fixed annual base rent or percentage rent and (2) certain other “additional charges,” as defined in the leases. Percentage rent is calculated by multiplying fixed percentages by gross room revenues and other revenues for each of the hotels. Both base rent and the thresholds in the percentage rent formulas are adjusted for inflation. Base rent accrues and is required to be paid monthly and percentage rent accrues and is required to be paid quarterly.

In order for the base rent, percentage rent, and additional charges to constitute “rents from real property,” the percentage leases must be respected as true leases for federal income tax purposes and not be treated as service contracts, joint ventures, or some other type of arrangement. The determination of whether the percentage leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

•	the intent of the parties;

•	the form of the agreement;

•	the degree of control over the property that is retained by the property owner, or whether the lessee has substantial control over the operation of the property or is required simply to use its best efforts to perform its obligations under the agreement; and

•	the extent to which the property owner retains the risk of loss with respect to the property, or whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property or the potential for economic gain or appreciation with respect to the property.

In addition, federal income tax law provides that a contract that purports to be a service contract or a partnership agreement will be treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not:

•	the service recipient is in physical possession of the property;

•	the service recipient controls the property;

•	the service recipient has a significant economic or possessory interest in the property, as evidenced by such key factors as whether (i) the property’s use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, (ii) the recipient shares the risk that the property will decline in value, (iii) the recipient shares in any appreciation in the value of the property, (iv) the recipient shares in savings in the property’s operating costs or (v) the recipient bears the risk of damage to or loss of the property;

•	the service provider bears the risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract;

•	the service provider uses the property concurrently to provide significant services to entities unrelated to the service recipient; and

•	the total contract price substantially exceeds the rental value of the property for the contract period.

Since the determination whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor will not be dispositive in every case.

We believe that the leases between our operating partnership and our TRS will be treated as true leases for federal income tax purposes, based, in part, on the following facts:

•	Our operating partnership and its subsidiaries, on the one hand, and our TRS, on the other hand, intend for their relationship to be that of a lessor and lessee, and such relationship is documented by lease agreements;

•	the TRS has the right to the exclusive possession, use, and quiet enjoyment of the hotels during the term of the leases, except for the limited right of our operating partnership to place communications equipment on or near the hotels;

•	the TRS bears the cost of, and is responsible for, day-to-day maintenance and repair of the hotels, other than the cost of maintaining structural elements, and generally dictate how the hotels are operated and maintained, subject to the management agreements with “eligible independent contractors”;

•	the TRS bears all of the costs and expenses of operating the hotels, including the cost of any inventory used in their operation, during the term of the leases, other than real estate and personal property taxes, and the cost of replacement or refurbishment of furniture, fixtures, and equipment and other capital expenditures, to the extent that such costs do not exceed the allowances therefor under the leases;

•	the TRS benefits from any savings in the costs of operating the hotels during the term of the leases;

•	in the event of damage or destruction to a hotel, the TRS will be at economic risk because it will be obligated either (1) to restore the property to its prior condition, in which event it will bear all costs of such restoration or (2) to purchase the hotel for an amount generally equal to the lessor’s investment in the hotel;

•	the TRS generally will indemnify our operating partnership and its subsidiaries against all liabilities imposed on our operating partnership and its subsidiaries during the term of the leases by reason of (1) injury to persons or damage to property occurring at the hotels, (2) the TRS’s use, management, maintenance, or repair of the hotels, (3) any taxes and assessments that are the obligation of the TRS, (4) any failure on the part of the TRS to perform or comply with any of the terms of the lease and (5) the non-performance of any of the terms and provisions of any sublease;

•	the TRS is obligated to pay substantial fixed rent for the period of use of the hotels;

•	the TRS stands to incur substantial losses or reap substantial gains depending on how successfully they operate the hotels;

•	our operating partnership, and its subsidiaries cannot use the hotels concurrently to provide significant services to entities unrelated to the TRS; and

•	the total contract price under the percentage leases does not substantially exceed the rental value of the hotels for the term of the leases.

Investors should be aware that there are no controlling Treasury regulations, published rulings, or judicial decisions involving leases with terms substantially the same as the leases between our operating partnership and our TRS that discuss whether such leases constitute true leases for federal income tax purposes. If the percentage leases are characterized as service contracts or partnership agreements, rather than as true leases, part or all of the payments that our operating partnership and its subsidiaries receive from the TRS may not be considered rent or may not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, we likely would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose our REIT status.

As described above, in order for the rent that we receive to constitute “rents from real property,” several other requirements must be satisfied. One requirement is that the percentage rent must not be based in whole or in part on the income or profits of any person. The percentage rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages:

•	are fixed at the time the percentage leases are entered into;

•	are not renegotiated during the term of the percentage leases in a manner that has the effect of basing percentage rent on income or profits; and

•	conform with normal business practice.

More generally, the rent will not qualify as “rents from real property” if, considering the leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits. Since the rent that we will receive will be based on fixed percentages of the lessees’ gross revenues from the related hotel, our rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, we have represented that, with respect to other hotels that we acquire in the future, we will not charge rent for any hotel that is based in whole or in part on the income or profits of any person, except by reason of being based on fixed percentages of gross revenues, as described above.

Second, we must not own, actually or constructively, 10% or more of the stock or the assets or net profits of any lessee (a “related party tenant”) other than a TRS. The constructive ownership rules generally provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. We anticipate that each of our hotels will be leased to our TRS. In addition, our charter prohibits transfers of our stock that would cause us to own, actually or constructively, 10% or more of the ownership interests in a lessee (other than a TRS). Based on the foregoing, we should never own, actually or constructively, 10% or more of any lessee other than a TRS. Furthermore, we have represented that, with respect to other hotels that we acquire in the future, we will not rent any property to a related party tenant. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of our stock, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a lessee other than a TRS at some future date.

As described above, we may own up to 100% of the stock of one or more TRSs. A TRS is a fully taxable corporation that is permitted to lease hotels from the related REIT as long as it does not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. However, rent that we receive from a TRS will qualify as “rents from real property” as long as the property is operated on behalf of the TRS by an “independent contractor” who is adequately compensated, who does not, directly or through its stockholders, own more than 35% of our shares, taking into account certain ownership attribution rules, and who is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” for any person unrelated to us and the TRS (an “eligible independent contractor”). A “qualified lodging facility” is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A “qualified lodging facility” includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners. See “—Taxable REIT Subsidiaries.”

Our TRS has engaged independent hotel managers to operate the ten hotels on its behalf. Furthermore, we have represented that, with respect to properties that we lease to our TRS in the future, it will engage an “eligible independent contractor” to manage and operate the hotels. We believe that Commonwealth and Hyatt Corporation qualify as “eligible independent contractors.”

Third, the rent attributable to the personal property leased in connection with the lease of a property must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a property is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the property at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each property, we believe either that the personal property ratio is less than 15% or that any rent attributable to personal property will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the Internal Revenue Service would not challenge our calculation of a personal property ratio or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 75% or 95% gross income test and thus lose our REIT status.

Fourth, we cannot furnish or render noncustomary services to the tenants of our hotels, or manage or operate our hotels, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income or through a TRS. However, we need not provide services through an “independent contractor” or a TRS, but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, or a TRS, as long as our income from the services does not exceed 1% of our income from the related property. Finally, we may own up to 100% of the stock of one or more TRSs, which may provide noncustomary services to our tenants without tainting our rents from the related hotels.

If a portion of the rent that we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT status. If, however, the rent from a particular property does not qualify as “rents from real property” because either (1) the rent is considered based on the income or profits of the related lessee, (2) the lessee either is a related party tenant or fails to qualify for the exception to the related party tenant rule for qualifying TRSs or (3) we furnish noncustomary services to the tenants of the property, or manage or operate the property, other than through a qualifying independent contractor or a TRS, we might lose our REIT status because we would be unable to satisfy either the 75% or 95% gross income test.

In addition to the rent, the lessees are required to pay certain additional charges. To the extent that such additional charges represent either (1) reimbursements of amounts that we are obligated to pay to third parties, such as a lessee’s proportionate share of a property’s operational or capital expenses or (2) penalties for nonpayment or late payment of such amounts, such charges should qualify as “rents from real property.” However, to the extent that such charges do not qualify as “rents from real property,” they instead will be treated as interest that qualifies for the 95% gross income test.

Interest.    The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by being based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the profit or net cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property. Interest on debt secured by mortgages on real property or on interests in real property generally is qualifying income for purposes of both of the gross income tests.

Prohibited Transactions.    A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets will be held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.”

Foreclosure Property.    We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, earlier or longer if an extension is granted by the Secretary of the Treasury. However, this grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Hedging Transactions.    From time to time, we or our operating partnership may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps and floors, options to purchase such items, and futures and forward contracts. To the extent that we or our operating partnership enters into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge our indebtedness incurred to acquire or carry “real estate assets,” any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that we or our operating partnership hedges with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

Failure to Satisfy Gross Income Tests.    If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet such tests is due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our tax return; and

•	any incorrect information on the schedule was not due to fraud with intent to evade tax.

In addition, as discussed above in “Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the amount by which we fail the 95% gross income test, multiplied, in either case, by a fraction intended to reflect our profitability. For taxable years beginning on or after January 1, 2005, in order to qualify for relief, we would also have to file a disclosure schedule with the Internal Revenue Service after determining we have not satisfied one of the gross income tests. We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT.

Asset Tests

To maintain our qualification as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs; and

•	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five-year term.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.

Third, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities.

Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS, loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT, except that the Internal Revenue Code provides a safe harbor under which certain types of debt securities are not treated as “securities” for purposes of the 10% value test described above including, generally, straight debt securities (including straight debt that provides for certain contingent payments), any loan to an individual or an estate or any rental agreement described in Section 467 of the Internal Revenue Code, other than with a “related person”, any obligation to pay rents from real property, certain securities issued by a State or any political subdivision thereof, the District of Columbia, a foreign government, or any political subdivision thereof, or the Commonwealth of Puerto Rico and any security issued by a REIT. In addition, a REIT’s interest as a partner in a partnership is not considered a “security” for purposes of applying the 10% value test to securities issued by the partnership, any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test, and any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership.

We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

For taxable years commencing on or after January 1, 2005, if we fail to satisfy the 5% or 10% asset tests described above after the 30 day cure period proscribed in the Internal Revenue Code, we will be deemed to have met such tests if the value of our non-qualifying assets is de minimis (i.e., it does not exceed the lesser of 1% of the total value of our assets at the end of the applicable quarter or $10,000,000) and we dispose of the non-qualifying assets within six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered. For violations due to reasonable cause and not willful neglect that are in excess of the de minimis exception described above, we may avoid disqualification as a REIT under any of the asset tests, after the 30 day cure period, by disposing of sufficient assets to meet the asset test within such six month period, paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets and disclosing certain information to the Internal Revenue Service. If we cannot avail ourselves of these relief provisions, or if we fail to timely cure any noncompliance with the asset tests, we would cease to qualify as a REIT.

Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed dividends of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•	the sum of

•	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and

•	90% of our after-tax net income, if any, from foreclosure property, minus

•	the sum of certain items of non-cash income in excess of 5% of our REIT taxable income, computed without regard to the dividends paid deduction.

We must pay such distributions in the taxable year to which they relate, by the end of January of the following calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year or in the following taxable year if we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration.

We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January of the following calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year,

•	95% of our REIT capital gain income for such year, and

•	any undistributed taxable income from prior periods.

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See “Taxation of Taxable U.S. Stockholders.” If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common or preferred stock.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding stock. We intend to comply with these requirements.

Failure to Qualify

From and after the taxable year ending December 31, 2005, if we fail to satisfy any provision of the Internal Revenue Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income or asset tests as described above) and the violation is due to reasonable cause and not willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

If we fail to qualify as a REIT in any taxable year and the above relief provision does not apply, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, domestic corporate stockholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Stockholders

The term “U.S. stockholder” means a beneficial owner of our Series A Preferred Shares that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or of a political subdivision of the United States;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership or an entity treated as a partnership for federal income tax purposes holds Series A Preferred Shares, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding Series A Preferred Shares, you should consult your own tax advisor regarding the consequences of the ownership and disposition of such Series A Preferred Shares by the partnership.

Distributions to Taxable U.S. Stockholders

As long as we qualify as a REIT, a taxable “U.S. stockholder” must take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. A corporate U.S. stockholder will not qualify for the dividends received deduction generally available to corporations.

These distributions paid by a REIT from rental income and other REIT operations to most non-corporate U.S. stockholders generally are not qualified dividend income and continue to be taxed at ordinary rates of up to 35%. Dividends paid by a REIT will be treated as qualified dividend income, however, to the extent that (1) the REIT itself has qualified dividend income—such as dividends from TRSs—for the taxable year in which the dividend is paid and (2) the REIT designates such dividends as qualified dividend income. Qualified dividend income of a REIT will also include the sum of (x) the excess of the REIT taxable income for the preceding year, which will typically include any income that the REIT does not distribute to stockholders, over the tax payable by the REIT on such income, and (y) the excess of the income of the REIT for the preceding year subject to the built-in gain tax on certain assets acquired from C corporations, including as a result of the conversion of a C corporation to a REIT, over the tax payable by the REIT on any such income in the preceding year. In general, to qualify for the reduced tax rate on qualified dividend income, a U.S. stockholder must hold our Series A Preferred Shares for more than 60 days during the 120-day period beginning on the date that is 60 days before the date on which such Series A Preferred Shares become ex-dividend.

A U.S. stockholder generally will recognize distributions that we designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. stockholder has held its Series A Preferred Shares. Long-term capital gains are generally taxable at maximum federal rates of 15% (through the 2008 tax year) in the case of most non-corporate U.S. stockholders, and 35% in the case of U.S. stockholders that are corporations. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property.” We generally will designate our capital gain dividends as either 15% or 25% rate distributions. A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its capital stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

The reduced rate on qualified dividend income and long-term capital gains is eliminated for tax years beginning after December 31, 2008. Without future congressional action, the maximum tax rate for non-corporate U.S. stockholders on long-term capital gains will return to 20% in 2009, and the maximum tax rate for non-corporate U.S. stockholders on dividends will increase to 35% in 2009 and 39.6% in 2011.

A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s capital stock. Instead, the distribution will reduce the adjusted basis of such capital stock. A U.S. stockholder will recognize a gain on a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her Series A Preferred Shares as long-term capital gain, or short-term capital gain if the Series A Preferred Shares have been held for one year or less, assuming the Series A Preferred Shares are a capital asset in the hands of the U.S. stockholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

U.S. stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of the capital stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our capital stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Taxation of U.S. Stockholders on the Disposition of Series A Preferred Shares

In general, and except as described below with respect to redemptions of Series A Preferred Shares, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our Series A Preferred Shares as long-term capital gain or loss if the U.S. stockholder has held the Series A Preferred Shares for more than one year and otherwise as short-term capital gain or loss. The highest marginal individual income tax rate currently is 35% (which rate will apply for the period from January 1, 2003 to December 31, 2010). The maximum tax rate on long-term capital gain applicable to most non-corporate U.S. stockholders is 15% for sales and exchanges of assets held for more than one year occurring from May 7, 2003 through December 31, 2008. A U.S. stockholder must treat any loss upon a sale or exchange of capital stock held by such stockholder for six-months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of the Series A Preferred Shares may be disallowed if the U.S. stockholder purchases other Series A Preferred Shares within 30 days before or after the disposition.

Redemption of Series A Preferred Shares

A redemption of Series A Preferred Shares will be treated under Section 302 of the Internal Revenue Code as a distribution taxable as a dividend (to the extent of our current and accumulated earnings and profits) at ordinary income tax rates unless the redemption satisfies one of the tests set forth in Section 302(b) of the Internal Revenue Code and is therefore treated as a sale or exchange of the redeemed shares. The redemption will satisfy one of the tests set forth in Section 302(b) of the Internal Revenue Code, and thus such redemption will be treated as a sale or exchange of the redeemed shares, rather than as a dividend, if it:

•	is “substantially disproportionate” with respect to the holder;

•	results in a “complete termination” of the holder’s share interest in us; or

•	is “not essentially equivalent to a dividend” with respect to the holder.

In determining whether any of these tests have been met, Series A Preferred Shares and other capital stock considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Internal Revenue Code (including stock that is owned, directly or indirectly, by certain members of the holder’s family, stock owned directly or indirectly by certain entities (such as corporations, partnerships, limited liability companies, trusts and estates) in which the holder has an equity interest, and stock that may be acquired through options), as well as Series A Preferred Shares and other capital stock actually owned by the holder, must generally be taken into account. If a particular holder of Series A Preferred Shares owns (actually or constructively) no shares of our capital stock, or an insubstantial percentage of the outstanding shares of our capital stock, a redemption of Series A Preferred Shares of that holder is likely to qualify for sale or exchange treatment because the redemption would not be “essentially equivalent to a dividend.” However, because the determination as to whether any of the alternative tests of Section 302(b) of the Internal Revenue Code will be satisfied with respect to any particular holder of Series A Preferred Shares depends upon the facts and circumstances at the time that the determination must be made, prospective holders of Series A Preferred Shares are advised to consult their own tax advisors to determine such tax treatment.

A distribution to a shareholder will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in the shareholder’s proportionate stock interest in Eagle Hospitality Properties Trust, Inc. Whether the receipt of cash or other property will result in a meaningful reduction of the shareholder’s proportionate stock interest will depend on the shareholder’s particular facts and circumstances. If, however, as a result of a redemption of the Series A Preferred Shares, a U.S. stockholder whose relative interest (actual or constructive) in our stock is minimal and who exercises no control over corporate affairs suffers a reduction in his proportionate interest in our stock (including any ownership of stock constructively owned), the holder generally should be regarded as having suffered a “meaningful reduction” in its proportionate interest in our stock.

Satisfaction of the “substantially disproportionate” and “complete termination” exceptions is dependent upon compliance with the respective objective tests set forth in Section 302(b)(2) and Section 302(b)(3) of the Internal Revenue Code. A distribution to a shareholder will be “substantially disproportionate” if the percentage of our outstanding voting stock actually and constructively owned by the shareholder immediately following the redemption of the Series A Preferred Shares (treating Series A Preferred Shares redeemed as not outstanding) is less than 80% of the percentage of our outstanding voting stock actually and constructively owned by the shareholder immediately before the redemption (treating Series A Preferred Shares redeemed as outstanding), and immediately following the redemption the shareholder actually and constructively owns less than 50% of the total combined voting power of our voting stock. Because our Series A Preferred Shares generally have no voting rights, a holder would have to reduce such holder’s holdings in any of our classes of voting stock (if any) to satisfy this test.

A distribution to a shareholder will result in a “complete termination” if either (1) all of the Series A Preferred Shares and all other classes of our stock actually and constructively owned by the shareholder are redeemed or (2) all of the Series A Preferred Shares and our other classes of stock actually owned by the shareholder are redeemed or otherwise disposed of and the shareholder is eligible to waive, and effectively waives, the attribution of our stock constructively owned by the shareholder in accordance with the procedures described in Section 302(c)(2) of the Internal Revenue Code.

Any redemption may not be a redemption of all of our Series A Preferred Shares. If we were to redeem less than all of the Series A Preferred Shares, your ability to meet any of the three tests described above might be impaired. In consulting with your tax advisers, you should discuss the consequences of a partial redemption of our Series A Preferred Shares on the amount of our stock actually and constructively owned by such holder required to produce the desired tax treatment.

If a redemption of Series A Preferred Shares is not treated as a distribution taxable as a dividend to a particular holder, it will be treated as to that holder as a taxable sale or exchange. As a result, such holder will recognize gain or loss for Federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received in such redemption (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of our current and accumulated earnings and profits), and (ii) the holder’s adjusted basis in the Series A Preferred Shares for tax purposes. Such gain or loss will be capital gain or loss if the Series A Preferred Shares have been held as a capital asset, and will be long-term gain or loss if such Series A Preferred Shares have been held for more than one year.

If a redemption of Series A Preferred Shares is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the holder. The holder’s adjusted basis in the redeemed Series A Preferred Shares for tax purposes will be transferred to the holder’s remaining shares of our capital stock. If the holder owns no other shares of our capital stock, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely. None of these dividend distributions will be eligible for the dividends received deduction for corporate shareholders.

Information Reporting Requirements and Backup Withholding

We will report to our stockholders and to the Internal Revenue Service the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a U.S. stockholder may be subject to backup withholding at a rate of up to 28% with respect to distributions unless the holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A U.S. stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the U.S. stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. stockholders who fail to certify their non-foreign status to us. For a discussion of the backup withholding rules as applied to non-U.S. stockholders. See “Taxation of Non-U.S. Stockholders.”

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. Amounts that we distribute to tax-exempt stockholders generally should not constitute unrelated business taxable income. However, if a tax-exempt stockholder were to finance its acquisition of Series A Preferred Shares with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our stock must treat a percentage of the dividends that it receives from us as unrelated business taxable income. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our stock only if:

•	the percentage of our dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

•	we qualify as a REIT by looking through one or more pension trusts to satisfy the rule requiring that no more than 50% of our stock be owned by five or fewer individuals; and

•	either

•	one pension trust owns more than 25% of the value of our stock; or

•	a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock.

Taxation of Non-U.S. Stockholders

The rules governing U.S. federal income taxation of our stockholders who are beneficial owners of our Series A Preferred Shares and who are not U.S. stockholders, such as nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders (“Non-U.S. stockholders”), are complex. This section is only a summary of such rules. We urge Non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of the capital stock, including any reporting requirements.

A Non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the Non-U.S. stockholder’s conduct of a U.S. trade or business, the Non-U.S. stockholder generally will be required to file U.S. tax returns and will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed on distributions and also may be subject to the 30% branch profits tax in the case of a corporate Non-U.S. stockholder. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution not designated or otherwise treated as a capital gain dividend paid to a Non-U.S. stockholder unless either:

•	a lower treaty rate applies and the Non-U.S. stockholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us; or

•	the Non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

A Non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its Series A Preferred Shares. Instead, the excess portion of the distribution will reduce the adjusted basis of the Series A Preferred Shares. A Non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of the Series A Preferred Shares, if the Non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its Series A Preferred Shares, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a Non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

We may be required to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

Except as provided below, for any year in which we qualify as a REIT, a Non-U.S. stockholder will incur tax on distributions that are attributable to gain from our sale or exchange of “U.S. real property interests” under special provisions of the federal income tax laws known as “FIRPTA.” The term “U.S. real property interests” includes interests in real property and generally includes shares in corporations at least 50% of whose assets consist of interests in real property. Under those rules, a Non-U.S. stockholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if the gain were effectively connected with a U.S. business of the Non-U.S. stockholder. A Non-U.S. stockholder thus would be required to file U.S. tax returns and would be taxed on such a distribution at the normal capital gain rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a dividend. We must withhold 35% of any distribution that we could designate as a capital gain distribution. A Non-U.S. stockholder will receive a credit against its tax liability for the amount we withhold.

From and after the taxable year ending December 31, 2005, any capital gain dividend with respect to any class of stock which is “regularly traded” on an established securities market if the Non-U.S. stockholder did not own more than 5% of such class of stock at any time during the taxable year is treated as an ordinary dividend. Non-U.S. Stockholders generally will not be required to report such capital gain dividends received from us on U.S. federal income tax returns and all distributions treated as dividends for U.S. federal income tax including any capital gain dividend will be subject to a 30% U.S. withholding tax (unless reduced or eliminated under an applicable income tax treaty). In addition, the branch profits tax will no longer apply to such distributions.

Although the law is not entirely clear on the matter, it appears that amounts we designate as undistributed capital gains in respect of the common shares held by U.S. stockholders would be treated with respect to Non-U.S. stockholders in the same manner as actual distributions of capital gain dividends. Under that approach, Non-U.S. stockholders would be able to offset as a credit against the U.S federal income tax liability their proportionate share of the tax paid by us on these undistributed capital gains. In addition, Non-U.S. stockholders would be able to receive from the IRS a refund to the extent their proportionate share of the tax paid by us were to exceed their actual federal income tax liability.

A Non-U.S. stockholder generally will not incur tax under FIRPTA on a sale or other disposition of Series A Preferred Shares as long as during the five-year period ending on the date of the sale or disposition non-U.S. persons hold, directly or indirectly, less than 50% in value of our Series A Preferred Shares and all other classes of stock. We cannot assure you that this test will be met. However, a Non-U.S. stockholder that owned, actually or constructively, 5% or less of our Series A Preferred Shares at all times during a specified testing period will not incur tax under FIRPTA on a sale or other disposition of our Series A Preferred Shares if the Series A Preferred Shares are “regularly traded” on an established securities market. Because our Series A Preferred Shares are expected to be regularly traded on an established securities exchange, a Non-U.S. stockholder should not incur tax under FIRPTA as long as it owns, actually or constructively, no more than 5% of our Series A Preferred Shares. If the gain on the sale of the Series A Preferred Shares were taxed under FIRPTA, a Non-U.S. stockholder would be required to file U.S. tax returns and would be taxed on that gain in the same manner as U.S. stockholders subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. In addition, the proceeds of any sale or other disposition of our Series A Preferred Shares to which FIRPTA applies would be subject to withholding equal to 10% of such proceeds if our Series A Preferred Shares are not regularly traded on an established securities market. Furthermore, a Non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

•	the gain is effectively connected with the Non-U.S. stockholder’s U.S. trade or business, in which case the Non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain; or

•	the Non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the Non-U.S. stockholder will incur a 30% tax on his or her capital gains.

Tax Aspects of Our Investments in Our Operating Partnership

The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in EHP Operating Partnership, L.P., our operating partnership, and any subsidiary partnerships or limited liability companies that we form or acquire (each individually a “Partnership” and, collectively, the “Partnerships”). The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships.    We are entitled to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for federal income tax purposes as a partnership (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member), rather than as a corporation or an association taxable as a corporation. An unincorporated entity with at least two owners or members will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

•	is treated as a partnership under the Treasury regulations relating to entity classification (the “check-the-box regulations”); and

•	is not a “publicly traded” partnership.

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. It is anticipated that each Partnership intends to be classified as a partnership for federal income tax purposes (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member), and no Partnership will elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest and dividends (the “90% passive income exception”).

Treasury regulations (the “PTP regulations”) provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. Each Partnership is expected to qualify for the private placement exclusion.

We have not requested, and do not intend to request, a ruling from the Internal Revenue Service that the Partnerships will be classified as partnerships for federal income tax purposes. If for any reason a Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we would not be able to qualify as a REIT. See “—Requirements for Qualification—Income Tests” and “—Requirements for Qualification—Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “—Requirements for Qualification—Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and their Partners

Partners, Not the Partnerships, Subject to Tax.    A partnership is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership.

Partnership Allocations.    Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

Tax Allocations With Respect to Contributed Properties.    Income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss (“built-in gain” or “built-in loss”) is generally equal to the difference between the fair market value and the adjusted tax basis of the contributed property at the time of contribution (a “book-tax difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods. It is expected that our operating partnership generally will use the “traditional method” for making such allocations.

Under our operating partnership’s partnership agreement, depreciation or amortization deductions of the operating partnership generally will be allocated among the partners in accordance with their respective interests in the operating partnership, except to the extent that the operating partnership is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties that results in our receiving a disproportionate share of such deductions. With respect to contributed properties that have a tax basis that is lower than their capital account value, the operating partnership will use the “traditional method” under Section 704(c) of the Internal Revenue Code for allocating depreciation deductions. As a result of the operating partnership’s use of the traditional method, our tax depreciation deductions attributable to properties contributed to our operating partnership by other partners may be lower and gain on a sale of such property may be higher than they would have been if our operating partnership had acquired those properties for cash. If we receive lower tax depreciation deductions from contributed properties, we would recognize increased taxable income, which could increase the annual distributions that we are required to make under the federal income tax rules applicable to REITs or cause a higher portion of our distributions to be treated as taxable dividend income instead of a tax-free return of capital or a capital gain.

See “—Taxation of U.S. Taxable Stockholders.” In addition, gain or loss on the sale of a property that has been contributed, in whole or in part, to the operating partnership will be specially allocated to the contributing partners to the extent of any built-in gain or loss with respect to such property for federal income tax purposes.

Basis in Partnership Interest.    Our adjusted tax basis in our partnership interest in our operating partnership generally is equal to:

•	the amount of cash and the basis of any other property contributed by us to our operating partnership;

•	increased by our allocable share of our operating partnership’s income and our allocable share of indebtedness of our operating partnership; and

•	reduced, but not below zero, by our allocable share of the operating partnership’s loss and the amount of cash distributed to us, and by constructive distributions resulting from a reduction in our share of indebtedness of our operating partnership.

If the allocation of our distributive share of our operating partnership’s loss would reduce the adjusted tax basis of our partnership interest below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. To the extent that our operating partnership’s distributions, or any decrease in our share of the indebtedness of our operating partnership, which is considered a constructive cash distribution to the partners, reduce our adjusted tax basis below zero, such distributions will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

Depreciation Deductions Available to Our Operating Partnership.    To the extent that our operating partnership, acquires its properties in exchange for cash, its initial basis in such properties for federal income tax purposes generally will be equal to the purchase price paid by the operating partnership. Our operating partnership generally will depreciate such property for federal income tax purposes under the modified accelerated cost recovery system of depreciation (“MACRS”). Under MACRS, our operating partnership generally will depreciate furnishings and equipment over a five-year recovery period using a 200% declining balance method and a half-year convention. If, however, our operating partnership places more than 40% of its furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the furnishings and equipment placed in service during that year. Under MACRS, our operating partnership generally will depreciate buildings and improvements over either a 39-year or 40-year recovery period using a straight line method and a mid-month convention. Our operating partnership’s initial basis in properties acquired in exchange for units in our operating partnership should be the same as the transferor’s basis in such properties on the date of acquisition by our operating partnership, except to the extent that a transferor recognized gain on the transfer. Although the law is not entirely clear, our operating partnership generally will depreciate such property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. Our operating partnership’s tax depreciation deductions will be allocated among the partners in accordance with their respective interests in our operating partnership, except to the extent that our operating partnership is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties that results in our receiving a disproportionate share of such deductions to the extent available.

Sale of a Partnership’s Property

Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership who contributed such properties to the extent of their built-in gain or loss on those properties for federal income tax purposes. The partners’ built-in gain or loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution, subject to certain adjustments over time. Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “—Requirements for Qualification—Income Tests.” We, however, do not presently intend to acquire or hold or to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnership’s trade or business.

Taxable REIT Subsidiaries

As described above, we may own up to 100% of the stock of one or more taxable REIT subsidiaries. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by us. A TRS may provide services to our lessees and perform activities unrelated to our lessees, such as third-party management, development, and other independent business activities. However, a TRS may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated.

We and our corporate subsidiary must elect for the subsidiary to be treated as a TRS. A corporation of which a qualifying TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of our assets may consist of securities of one or more TRSs, and no more than 25% of the value of our assets may consist of the securities of TRSs and other assets that are not qualifying assets for purposes of the 75% asset test.

Rent that we receive from a TRS will qualify as “rents from real property” as long as the property is operated on behalf of the TRS by a person who qualifies as an “independent contractor” and who is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” for any person unrelated to us and the TRS (an “eligible independent contractor”). A “qualified lodging facility” is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A “qualified lodging facility” includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners.

Our TRS has engaged independent hotel managers to operate the related hotels on its behalf. Furthermore, we have represented that, with respect to properties that we lease to our TRS in the future, it will engage an “eligible independent contractor” to manage and operate the hotels. We believe that Commonwealth and Hyatt Corporation qualify as “eligible independent contractors” for purposes of our current management agreements.

The TRS rules limit the deductibility of interest paid or accrued by a TRS to us to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% tax on certain transactions between a TRS and us or our tenants that are not conducted on an arm’s-length basis. We believe that all transactions between us and our TRS are conducted on an arm’s-length basis.

State and Local Taxes

We and/or our stockholders may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, stockholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in the Series A Preferred Shares.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom A.G. Edwards & Sons, Inc. and Wachovia Capital Markets, LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of Series A Preferred Shares indicated below:

Underwriter	Number of Shares
A.G. Edwards & Sons, Inc.
Wachovia Capital Markets, LLC
Legg Mason Wood Walker, Incorporated
JMP Securities LLC
BB&T Capital Markets, a Division of Scott & Stringfellow, Inc.
KeyBanc Capital Markets, a Division of McDonald Investments Inc.

Total	3,000,000

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Series A Preferred Shares offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are severally obligated to take and pay for all Series A Preferred Shares offered by this prospectus (other than those covered by the underwriters’ over-allotment option described below) if any such shares are taken.

The underwriters initially propose to offer the Series A Preferred Shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at a price that represents a concession not in excess of $             per share below the public offering price. Any underwriters may allow, and such dealers may re-allow, a concession not in excess of $             per share to other underwriters or to certain dealers. After the initial offering of the shares, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 450,000 additional Series A Preferred Shares at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Series A Preferred Shares offered by this prospectus. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional Series A Preferred Shares as the number set forth next to such underwriter’s name in the preceding table bears to the total number of shares set forth next to the names of all underwriters in the preceding table.

The following table provides information regarding the amount of the discount and other items of underwriting compensation, as determined in accordance with the Conduct Rules of the National Association of Securities Dealers, Inc., to be paid to the underwriters by us:

	Discount Per Share	Total Discount and Other Compensation Without Exercise of Over-allotment Option	Total Discount and Other Compensation With Full Exercise of Over-allotment Option
Underwriting discounts and commissions payable by us	$	$	$

We estimate that the total expenses of the offering, excluding the underwriting discounts and commission, will be approximately $437,500.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

In connection with this offering, the underwriters may purchase and sell shares Series A Preferred Shares in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. An over-allotment involves syndicate sales of shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions.

Stabilizing transactions consist of some bids or purchases of Series A Preferred Shares made for the purpose of preventing or slowing a decline in the market price of the shares while the offering is in progress.

In addition, the underwriters may impose penalty bids, under which they may reclaim the selling concession from a syndicate member when the Series A Preferred Shares originally sold by that syndicate member are purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions.

Similar to other purchase transactions, these activities may have the effect of raising or maintaining the market price of the Series A Preferred Shares or preventing or slowing a decline in the market price of the Series A Preferred Shares. As a result, the price of the Series A Preferred Shares may be higher than the price that might otherwise exist in the open market. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

We intend to file an application to list the Series A Preferred Shares on the New York Stock Exchange. If the application is approved, trading of the Series A Preferred Shares on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the Series A Preferred Shares. The underwriters have advised us that they intend to make a market in the Series A Preferred Shares prior to the commencement of trading on the New York Stock Exchange. The underwriters will have no obligation to make a market in the Series A Preferred Shares, however, and if they begin to make a market may cease market-making activities at any time.

We have agreed that for a period of 90 days from the date hereof, we will not, without the prior written consent of the underwriters, in their sole discretion, directly or indirectly, issue, sell, offer to sell, grant any option for the sale of, or otherwise dispose of any securities that are substantially similar to the Series A Preferred Shares.

The underwriters or their affiliates from time to time provide and may in the future provide investment banking, commercial banking and financial advisory services to us, for which they have received and may receive customary compensation. An affiliate of Corporex, which is controlled by our Chairman, has a brokerage account with A.G. Edwards & Sons, Inc. through which it engages in securities transactions from time to time and for which it pays A.G. Edwards & Sons, Inc. ordinary and customary compensation. An affiliate of Wachovia Capital Markets, LLC is the transfer agent and registrar for our common stock and for the Series A Preferred Shares. We pay this affiliate ordinary and customary fees for its services.

We expect that delivery of the Series A Preferred Shares will be made against payment therefor on or about the delivery date specified on the cover page of this prospectus. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series A Preferred Shares on or prior to the delivery date will be required, by virtue of the fact that the Series A Preferred Shares initially will settle on or about                     , 2005, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

EXPERTS

The combined and consolidated balance sheets as of December 31, 2003 and 2004, and the related combined and consolidated statements of operations, owners’ equity and cash flows for each of the three years in the period ended December 31, 2004 and related schedule of Eagle Hospitality Properties Trust, Inc. and Predecessor and the balance sheet, statements of operations, shareholder’s equity and cash flows as of and for the year ended December 31, 2004 for the Embassy Suites Hotel Phoenix-Scottsdale included in this prospectus and in the registration statement have been audited by Grant Thornton LLP, independent registered public accountants as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

LEGAL MATTERS

The validity of the Series A Preferred Shares to be issued in the offering will be passed upon for us by DLA Piper Rudnick Gray Cary US LLP, Raleigh, North Carolina. Certain legal matters in connection with this offering will be passed upon for the underwriters by Bryan Cave LLP, St. Louis, Missouri.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-11 with the SEC with respect to the Series A Preferred Shares to be issued in the offering. This prospectus is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to us, we refer you to the registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or document filed as an exhibit to the registration statement.

After the offering, we will file annual, quarterly and special reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may read and copy any filed document at the SEC’s public reference room located at 100 F. Street, N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) SEC-0330 for further information about the public reference rooms. In addition, since we expect that our Series A Preferred Shares will be listed on the New York Stock Exchange, you will be able to inspect and copy similar information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2005 AND DECEMBER 31, 2004

($000’s Omitted)

	(Unaudited) March 31, 2005	December 31, 2004
ASSETS
Cash and cash equivalents	$12,422	$15,661
Restricted cash—real estate escrows	1,936	1,536
Restricted cash—replacement reserves	7,906	8,704
Accounts receivable, net	2,989	2,437
Inventories	479	454
Deferred income taxes	1,495	—
Deferred franchise fees and intangibles, net	1,698	505

Prepaid expenses and other assets	1,064	2,848
Investment in hotel properties, net	254,302	220,239

Total assets	$284,291	$252,384

LIABILITIES AND OWNERS’ EQUITY
LIABILITIES:
Mortgage notes payable	$163,000	$107,316
Other long term debt	54	58
Related party debt	—	23,391
Capital lease obligations	15	30
Accounts payable	1,555	1,564
Due to affiliates	1,414	1,088
Dividends payable	4,087	—
Accrued expenses	5,849	4,269
Advance deposits	762	476

Total liabilities	$176,736	$138,192

Minority interest in EHP Operating Partnership, L.P.	15,160	17,035

OWNERS’ EQUITY:
Preferred stock, $0.01 par value, 10,000,000 shares authorized, none issued or outstanding	$—	$—
Common stock, $0.01 par value, 100,000,000 shares authorized, 17,362,373 and 17,358,573 shares issued and outstanding at March 31, 2005 and December 31, 2004, respectively	174	174
Additional paid-in capital	100,523	100,487
Accumulated other comprehensive income	11	22
Deferred compensation	(2,980)	(3,623)
Retained (deficit) earnings	(5,333)	97

Total owners’ equity	$92,395	$97,157

Total liabilities and owners’ equity	$284,291	$252,384

See notes to consolidated and combined financial statements.

EAGLE HOSPITALITY PROPERTIES TRUST, INC. AND PREDECESSOR

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004

(unaudited, 000’s Omitted)

	The Company 2005	The Predecessor 2004
REVENUES:
Rooms department	$15,655	$13,174
Food and beverage department	5,260	4,738
Other operating departments	788	678

Total revenue	21,703	18,590

EXPENSES:
Rooms department	3,968	3,264
Food and beverage department	3,581	3,097
Other operating departments	492	424
Selling, general and administrative expense	7,816	6,845
Depreciation and amortization	2,642	2,179
Corporate general and administrative	1,102	—
Stock-based compensation	679	—

Total operating expenses	20,280	15,809

NET OPERATING INCOME	1,423	2,781

Interest expense	(2,139)	(2,875)
Interest income	113	37
Other (expense) income—net	(25)	2

Loss before minority interest and provision for income taxes	(628)	(55)

Income tax benefit	1,495	—
Minority interest	(222)	—

NET INCOME(LOSS)	$645	$(55)
Unrealized (loss) gain on marketable securities	(11)	12
Effect of interest rate swap	—	253

COMPREHENSIVE INCOME	$634	$210

Basic income per share	$0.04

Fully diluted income per share	$0.04
Weighted average basic shares outstanding	17,360
Weighted average fully dilutes shares outstanding	23,354

See notes to consolidated and combined financial statements.

EAGLE HOSPITALITY PROPERTIES TRUST, INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2005

(unaudited, $000’s Omitted)

	Common Stock
	Common Shares	$0.01 Par Value	Additional Paid-In Capital	Unearned Compensation	Unrealized Gain/(Loss)	Retained Earnings	Total
Balance at December 31, 2004	17,359	$174	$100,487	$(3,623)	$22	$97	$97,157
Dividends paid, $0.175 per share	—	—	—	—	—	(3,037)	(3,037)
Dividends declared, $0.175 per share	—	—	—	—	—	(3,038)	(3,038)
Issuance of restricted shares	4	—	36	(36)	—	—	—
Amortization of deferred compensation	—	—	—	679	—	—	679
Unrealized gain/(loss) on investments	—	—	—	—	(11)	—	(11)
Net income	—	—	—	—	—	645	645

Balance at March 31, 2005	17,363	$174	$100,523	$(2,980)	$11	$(5,333)	$92,395

See notes to consolidated and combined financial statements.

EAGLE HOSPITALITY PROPERTIES TRUST, INC.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

Three months ended March 31, 2005 and 2004 (unaudited)

($000’s Omitted)

	The Company 2005	The Predecessor 2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income(loss)	$645	$(55)
Adjustments to reconcile net income(loss) to net cash provided by (used in) operating activities:
Deferred income taxes	(1,495)
Depreciation and amortization	2,659	2,179
Amortization of unearned compensation	679	—
Minority interest	222	—
Changes in assets and liabilities:
Restricted cash	387	(356)
Accounts receivables	(320)	(50)
Inventory, prepaid expenses, and other assets	559	(83)
Due to affiliates	326	—
Accounts payable, accrued expenses and advance deposits	1,698	964

Net cash provided by operating activities	$5,360	$2,599

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of hotel properties	$(33,000)	$—
Capital expenditures	(3,788)	(612)
Purchase of investments	—	86

Net cash used in investing activities	$(36,788)	$(526)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from financing	$103,900	$(1)
Debt principal payments	(48,220)	(968)
Proceeds from affiliate financing	—	433
Payment of related party loan	(23,391)	(107)
Payment on capital lease obligation	(15)	(54)
Partner contributions	—	538
Payments of dividends and distributions	(4,085)	(1,068)

Net cash provided by (used in) financing activities	$28,189	$(1,227)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	$(3,239)	$846

CASH AND CASH EQUIVALENTS, beginning of year	15,661	1,199

CASH AND CASH EQUIVALENTS, end of period	$12,422	$2,045

See notes to consolidated and combined financial statements

EAGLE HOSPITALITY PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005 (unaudited)

1.	Background

Eagle Hospitality Properties Trust, Inc., a Maryland corporation (together with its subsidiaries “Eagle” or “Company”), is a self-advised real estate investment trust (“REIT”) formed to pursue investment opportunities in the full-service and all-suites hotel industry. As of March 31, 2005, Eagle owned a 100% interest in nine hotels and a 49% interest in one other hotel (Embassy Suites Hotel Cincinnati-RiverCenter).

Our operating partnership, EHP Operating Partnership, L.P. (“EHP OP” or the “operating partnership”) was organized as a limited partnership under the laws of the state of Maryland. Eagle is the sole general partner of and currently owns approximately 74% of the limited partnership units in EHP OP. Limited partners (including certain of our officers and directors) own the remaining operating partnership units. After one year, limited partners may generally redeem each unit for the cash value of one share of our common stock or, at our sole option, one share of common stock.

Formation and Significant Events

Eagle closed its initial public offering (“IPO”) on October 6, 2004. However, its acquisition of a 100% interest in eight hotels and a 49% percent interest in one other hotel (Embassy Suites Hotel Cincinnati-RiverCenter), all of which were previously owned or controlled by Corporex Companies LLC (“Corporex” or “Predecessor”), was deemed to be effective as of October 1, 2004. Because we have the right and obligation to acquire the remaining 51% interest in the entity that owns the Embassy Suites Hotel Cincinnati-RiverCenter from William P. Butler, Eagle’s Chairman, no later than January 31, 2006 in exchange for 427,485 operating partnership units, the assets, liabilities and operations of such entity are included in our consolidated financial statements in accordance with the provisions in Financial Interpretation Number 46(R) (“FIN 46(R)”).

On February 24, 2005, Eagle purchased one additional hotel, the Embassy Suites Phoenix-Scottsdale, for $33.0 million in cash.

Taxable REIT Subsidiaries

EHP TRS Holding Co., Inc. (“EHP TRS”), our taxable REIT subsidiary, was incorporated as a Maryland corporation. Each of our hotel properties is leased to a wholly owned subsidiary of EHP TRS, which engages independent hotel management companies, such as Commonwealth Hotels, Inc. (“Commonwealth Hotels”), to manage and operate the hotels under management contracts. Under applicable REIT tax rules, neither we nor our operating partnership can directly undertake the daily management activities of our hotels. Therefore, our principal source of funds will be dependent on EHP TRS’s ability to generate cash flow from the operation of the hotels. EHP TRS will pay income taxes at regular corporate rates on its taxable income.

2.	Business Combinations

On February 24, 2005, we completed the acquisition of the 270-room Embassy Suites Phoenix-Scottsdale for $33.0 million. This acquisition was funded through a combination of cash and the proceeds from a $22.1 million three-year, full recourse loan having an interest rate of 215 basis points over 30-day LIBOR that is collateralized by the hotel. This hotel is managed by Commonwealth Hotels. The accompanying consolidated financial statements include the results of the acquired hotel since the date of

EAGLE HOSPITALITY PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2005 (unaudited)

acquisition. The purchase price was the result of an arms’ length negotiation, and Eagle did not assign any value to goodwill or other intangible assets. However, the purchase price allocation is preliminary and subject to further internal review.

The following pro forma selected financial data for Eagle and the Predecessor was derived in accordance with Statement of Financial Accounting Standards No. 141 (“FAS 141”). The selected financial data, in accordance with FAS 141, assumes that the acquisition of the Embassy Suites Hotel Phoenix-Scottsdale occurred on January 1, 2004, as opposed to the actual acquisition date of February 24, 2005 ($000s, except earnings per share):

Period Ending	The Company March 31, 2005	The Predecessor March 31, 2004
Net Revenues	$24,015	$22,261
Net Income	849	538
Earnings per share—basic	$0.05	$0.03

3.	Summary of Significant Accounting Policies

The consolidated financial statements presented herein include all of the accounts of Eagle beginning with the effective date of commencement of operations on October 1, 2004. Prior to that time, this report includes the combined and consolidated financial statements of the Predecessor. Included in this consolidation are the Eagle’s operating entities (TRS), the limited liability companies that own the hotel properties and EHP OP. In accordance with FIN 46(R), also included in the consolidation are all activities and balances relating to the Embassy Suites Hotel Cincinnati-RiverCenter in which Eagle owns a 49% interest. Under FIN 46(R), Eagle is deemed to be the primary beneficiary of this variable interest entity. Eagle is obligated to acquire the remaining 51% of this hotel property for 427,485 operating units no later than January 31, 2006. For the periods prior to Eagle’s ownership, the statements are presented on a combined basis as a result of common ownership and control. All significant intercompany accounts and transactions among the consolidated and combined entities have been eliminated in the consolidated and combined financial statements.

These financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Eagle believes that all adjustments, consisting of normal recurring adjustments and accruals, considered necessary for a fair presentation have been included. In addition, Eagle’s operations have historically been seasonal as certain properties experience higher occupancy rates during the different months of the year. This seasonality pattern can be expected to cause fluctuations in Eagle’s operating results. Consequently, operating results for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

Revenue Recognition—Hotel revenues, including room, food, beverage and other hotel revenues, are recognized as the related services are delivered. We generally consider accounts receivable to be fully collectible. If we determine that amounts are uncollectible, which would generally be the result of a customer’s bankruptcy or other economic downturn, such amounts will be charged against operations when that determination is made.

EAGLE HOSPITALITY PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2005 (unaudited)

Investment in Hotel Properties—The initial nine hotel properties are stated at the Predecessor’s historical cost, plus an approximate $42.5 million minority interest partial step-up recorded as of October 1, 2004, related to the acquisition of minority interest from unaffiliated parties related to seven of the initial properties. Improvements and additions which extend the life of the property are capitalized and depreciated over the estimated useful life.

Impairment of Investment in Hotel Properties—Hotel properties are reviewed for impairment whenever events or changes in circumstances indicate the carrying value of the hotel properties may not be recoverable (i.e., the future undiscounted cash flows for the hotel are projected to be less than the net book value of the hotel). We test for impairment in several situations, including when current or projected cash flows are less than historical cash flows, when it becomes more likely than not that a hotel will be sold before the end of its previously estimated useful life, and when events or changes in circumstances indicate that a hotel’s net book value may not be recoverable. In the evaluation of the impairment of our hotels, we make many assumptions and estimates, including projected cash flows, holding period, expected useful life, future capital expenditures, and fair values, including consideration of capitalization rates, discount rates, and comparable selling prices. To date, no such impairment charges have been recognized. If an asset were deemed to be impaired, we would record an impairment charge for the amount the property’s net book value exceeds its fair value.

Stock-Based Compensation—Eagle accounts for stock-based compensation using the intrinsic-value method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” In connection with Eagle’s formation, Eagle established the 2004 Long-Term Incentive Plan (the “LTIP”). Upon consummation of the IPO and subsequent exercise of the underwriters’ over-allotment, Eagle issued a total of 441,200 shares of unvested restricted stock to its executives, directors, and certain employees of Eagle, the Predecessor and its affiliates. An additional 3,800 shares of restricted stock were issued under the LTIP in February, 2005. Of the 445,000 shares issued, 207,499 vest over five years and 237,501 vest over one year. Such shares are charged to compensation expense on a straight-line basis based upon the market price at the time of issuance. Eagle recognized compensation expense of approximately $0.7 million related to these restricted shares during the period ended March 31, 2005. Under the LTIP, Eagle may issue a variety of performance-based stock awards, including nonqualified stock options. At March 31, 2005, Eagle had approximately 550,000 remaining shares available for future issuance under the LTIP.

The LTIP was adopted by the board of directors and approved by stockholders prior to the initial public offering. The purpose of the incentive plan is to promote Eagle’s success and enhance the value of Eagle’s common stock by linking the personal interests of participants to those of the stockholders, and by providing such persons with an incentive to achieve outstanding performance.

The incentive plan authorizes the governance and compensation committee and Eagle’s board of directors upon approval to grant awards to employees, officers, consultants (including, but not limited to, Corporex and its employees) and directors.

Segments—Eagle presently operates in one business segment within the hotel lodging industry: direct hotel investments. Direct hotel investments refers to owning hotels through either acquisition or new development. The Predecessor also only operated within the direct hotel investments segment.

EAGLE HOSPITALITY PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2005 (unaudited)

4.	Earnings Per Share

Basic earnings per share is based on the weighted average number of common shares outstanding during the period whereas diluted earnings per share adjusts the weighted average shares outstanding for the effect of all dilutive securities. For the three months ended March 31, 2005 the weighted average basic and diluted common shares outstanding were as follows:

March 31, 2005
Basic weighted average shares outstanding	17,360
Operating partnership units	5,994

Diluted weighted average shares outstanding	23,354

5.	Minority Interest

Minority interest in the operating partnership represents the limited partners’ proportionate share of the equity in the operating partnership. Net income (loss) is allocated to minority interest based on the weighted average limited partnership percentage ownership throughout the period. Effective as of October 1, 2004, Eagle issued 5,566,352 units of limited partnership interest to affiliates, plus another 427,485 partnership units are to be issued no later than January 31, 2006 in exchange for the remaining 51% of the Embassy Suites Hotel Cincinnati–RiverCenter. This total of 5,993,837 of partnership units represents an approximate minority interest ownership of 26%. Beginning October 1, 2005, each unit of limited partnership interest, excluding the 427,485 unissued partnership units relating to the Embassy Suites Hotel Cincinnati–RiverCenter, may be redeemed for the cash value of one share of our common stock or, at our sole option, one share of common stock.

6.	Debt

Eagle’s mortgage notes payable as of March 31, 2005 are as follows:

Properties Collateralized	Amount ($000s)	Interest Rate
Cincinnati Landmark Marriott, Embassy Suites Hotel Cleveland/Rockside and Embassy Suites Hotel Tampa-Airport/Westshore	$58,000	5.43%
Embassy Suites Hotel Cincinnati RiverCenter	14,228	8.48%
Hyatt Regency Rochester	16,035	7.28%

Fixed Rate Debt	88,263	6.26%

Cincinnati Landmark Marriott, Embassy Suites Hotel Cleveland/Rockside and Embassy Suites Hotel Tampa-Airport/Westshore	23,800	4.62%
Embassy Suites Hotel Phoenix-Scottsdale	22,100	5.02%
Embassy Suites Hotel Columbus/Dublin	16,516	5.74%
Chicago Marriott Southwest at Burr Ridge	12,321	7.12%

Variable Rate Debt	74,737	5.40%

Total Mortgage Notes Payable and Weighted Average Interest Rate	$163,000	5.86%

LIBOR 30-day rate at 3/31/05		2.87%

*	All variable rate debt is based upon the LIBOR 30-day rate

EAGLE HOSPITALITY PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2005 (unaudited)

In addition to the debt above, Eagle has a 36-month, 5.1% fixed interest rate van loan with a remaining principal balance of $54 as of March 31, 2005.

Total debt maturities, including capital lease obligations, as of March 31, 2005 were as follows ($000s):

2005	$1,326
2006	30,266
2007	2,931
2008	28,844
2009	7,126
Thereafter	92,576

Total	$163,069

7.	Related Party Transactions

Hotel Management Agreements—All of our hotels, except the Hyatt Regency Rochester, are subject to management agreements with Commonwealth Hotels. Under these agreements, Eagle is obligated to pay monthly management fees equal to 2.50% of gross revenues in 2005, 2.75% in 2006, and 3.00% of gross revenues in 2007 and the years thereafter. These management agreements expire 2014, with a renewal option for one additional five-year period. If Eagle terminates a management agreement on any of the properties prior to its expiration, due to sale of the property, Eagle may be required to pay a substantial termination fee. Eagle’s Chairman is the majority shareholder in Commonwealth Hotels. Management fees earned by Commonwealth Hotels for the period ending March 31, 2005 were $0.6 million. The management fees expensed by the Predecessor for the period ending March 31, 2004 were $0.5 million. At March 31, 2005 and December 31, 2004, Eagle owed Commonwealth Hotels $0.2 and $0.3 million in management fees payable, respectively.

Strategic Alliance Agreement—Eagle has entered into a Strategic Alliance Agreement (“SAA”) with Corporex and affiliated parties. The SAA provides Eagle with the right of first refusal for development opportunities with Corporex and affiliates, as well as a non-compete clause for markets in which we own or have an investment. The agreement expires October 1, 2014. Corporex received 208,332 shares of restricted common stock in conjunction with the SAA. The shares vest October 1, 2005. In the period ending March 31, 2005, Eagle incurred approximately $508,000 in expense as a result of the amortization of these shares.

Related Party Debt—As of December 31, 2004, Eagle had a loan from Corporex, secured by the Embassy Suites Hotel Cleveland/Rockside, with a balance of $23.4 million (the “Corporex Loan”). On February 18, 2005, Eagle obtained an $81.8 million secured loan from the Prudential Insurance Company of America (the “Prudential Loan”). Eagle used part of the proceeds from the Prudential Loan to retire the $23.4 million Corporex Loan. In connection with the Corporex Loan, Eagle incurred interest expense for the related party debt of $0.2 million in the period ending March 31, 2005. The Predecessor incurred interest expense for the related party debt of $0.3 million in the period ending March 31, 2004.

Transition Services—From October 1, 2004 through December 31, 2005, Eagle has agreed to make its Chief Executive Officer, Mr. Blackham, available to provide certain consulting and advisory transition services to Corporex in areas unrelated to our core business. Eagle is compensated $10 per month for providing these services. In the three-month period ending March 31, 2005, Eagle earned $30 related to this agreement.

EAGLE HOSPITALITY PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2005 (unaudited)

Leased Office Space—Eagle’s headquarters are located in an office building that is owned by Eagle’s Chairman and affiliates, a limited partnership in which Eagle’s Chief Executive Officer is a limited partner. We entered into a lease for this office space subsequent to our IPO at terms approximating the fair market value. We are obligated to pay $0.6 million in rent over a ten-year period, or on average, approximately $5 per month. The expense of this lease is being recognized on a straight-line basis. In addition to the rent payments, we will also be subject to a common area maintenance fee allocation related to this office space. Eagle believes the lease payments do not exceed market value.

8.	Statement of Cash Flows, Supplemental Disclosures

On March 31, 2005, Eagle declared a dividend of $0.175 per common share and operating partnership unit. This dividend was paid on April 14, 2005, to holders of record as of April 6, 2005. The total amount of the dividends paid to holders of our common stock was $3.0 million and $1.1 million was paid to holders of operating partnership units. This dividend is shown as “Dividends Payable” on the March 31, 2005 Balance Sheet. During the period ended March 31, 2004, the Predecessor paid $1.1 million in partner distributions.

Interest paid by Eagle during the period ended March 31, 2005 was $2.1 million. Interest paid by the Predecessor during the period ended March 31, 2004 was $2.9 million.

During the period ended March 31, 2005, Eagle granted 4 shares of restricted common stock, valued at $36, under its LTIP.

9.	Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code. As long as we maintain our status as a REIT, we generally will not be subject to federal or state income taxes on our net income to the extent we distribute our net income to our stockholders. Accordingly, no provision for income taxes has been reflected in the accompanying consolidated financial statements for the corporate-level entities. However, we will be subject to tax at normal corporate rates on net income or capital gains not distributed to stockholders, and we may be subject to state income and franchise taxes. Our TRS is subject to federal and state income and franchise taxation on its taxable income.

At March 31, 2005, the Company’s deferred tax asset related to its taxable REIT subsidiary (“TRS”) and related valuation allowance consisted of the following:

NOL carryforward	$1,495
Allowance for doubtful accounts	5

Gross deferred tax asset	1,500
Valuation allowance	(5)

Net deferred tax asset	$1,495

At December 31, 2004, the Company fully reserved the net deferred tax asset of approximately $0.4 million due to the limited operational history of the Company. However, with the acquisition of the Embassy Suites Hotel Phoenix-Scottsdale and updated tax planning forecast, the Company now believes this valuation allowance is unnecessary with the expectation that this asset will be realizable within the next five years.

EAGLE HOSPITALITY PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2005 (unaudited)

10.	Recently Issued Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and amends SFAS No. 95, “Statement of Cash Flows”. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123(R). However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for the Company in the first annual reporting period beginning after June 15, 2005. Adoption is not expected to have a material effect on the Company.

11.	Commitments and Contingencies

Restricted Cash—Under certain existing mortgage loan agreements, Eagle is obligated to escrow payments for insurance, real estate taxes and 4% of gross revenue of certain properties for capital improvements.

Contingent Consideration—At the time we acquired our initial hotels, we agreed to make earn-out payments totaling in the aggregate up to 833,333 additional operating partnership units, which will be payable over a three-year period to the original contributors of the Embassy Suites Hotel Columbus/Dublin, the Embassy Suites Hotel Cleveland/Rockside and the Embassy Suites Hotel Denver-International Airport only if certain operating measurements are achieved on any trailing 12-month basis within three years from the contribution.

Franchise Fees—All of our hotels, except the Hyatt Regency Rochester, operate under franchise agreements. In conjunction with these franchise agreements, Eagle is obligated to pay the franchisors royalty fees between 4% and 6% of gross room revenue, and fees for marketing, reservations, and other related activities aggregating between 1% and 4% of gross room revenue. In addition, the Marriott hotels are obligated to pay between 2% and 3% for food and beverage revenues. Franchise fees are included in hotel expenses in the accompanying consolidated and combined statements of operations.

Litigation—We are not involved in any material litigation nor, to our knowledge, is any material litigation threatened against us.

Taxes—Under tax indemnification agreements with the contributors of certain initial hotels, Eagle has agreed to provide tax indemnification, which would range between $45 million and $75 million, to the original contributors against certain tax consequences of the sale. We have agreed to pay the contributor’s tax liability with respect to gain allocated to the contributor under Section 704(C) of the Internal Revenue Code if we dispose of a property contributed by the contributor in a taxable transaction during a “protected period”, which continues until the earlier of: a) October 1, 2014, or b) the date on which the contributor no longer owns, in the aggregate, at least 25% of the units we issued to the contributor at the time of its contribution of property to our operating partnership.

12.	Comprehensive Income

For the three months ended March 31, 2005, comprehensive income was $0.6 million. As of March 31, 2005 and December 31, 2004 Eagle’s accumulated other comprehensive income was $11 and $22, respectively. The change in accumulated other comprehensive income was entirely due to Eagle’s unrealized gains on its marketable securities.

EAGLE HOSPITALITY PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2005 (unaudited)

13.	Subsequent Events

On April 29, 2005, the Company’s Chief Financial Officer, Thomas A. Frederick, resigned for personal reasons.

On May 2, 2005, Raymond D. Martz was appointed as the Company’s Chief Financial Officer.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Eagle Hospitality Properties Trust, Inc.

We have audited the accompanying consolidated balance sheet of Eagle Hospitality Properties Trust, Inc. (a Maryland corporation) (the “Company”) as of December 31, 2004 and the combined and consolidated balance sheet of the Predecessor, as defined in Note 1, as of December 31, 2003, and the Company’s consolidated statements of operations and comprehensive income, owners’ equity, and cash flows for the period from October 1, 2004 (inception) to December 31, 2004, and the Predecessor’s combined statements of operations and comprehensive income, owner’s equity, and cash flows for the period from January 1, 2004 to September 30, 2004, and the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2004 and the combined financial position of the Predecessor at December 31, 2003, and the Company’s consolidated results of operations and cash flows for the period from October 1, 2004 (inception) to December 31, 2004, and the Predecessor’s combined results of operations and cash flows for the period from January 1, 2004 to September 30, 2004, and the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The financial statement schedule as listed in the index of financial statements at item 15(a) is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    GRANT THORNTON LLP

Cincinnati, Ohio

February 10, 2005 (except for Note 15, as to which

the date is February 24, 2005)

EAGLE HOSPITALITY PROPERTIES TRUST, INC. AND PREDECESSOR

CONSOLIDATED AND COMBINED BALANCE SHEETS ($000’s)

	The Company December 31, 2004	The Predecessor December 31, 2003
ASSETS
Cash and cash equivalents	$15,661	$1,199
Restricted cash—real estate tax escrows	1,536	1,915
Restricted replacement reserves	5,440	6,015
Restricted investments—cash and marketable securities for replacement reserves	3,264	1,825
Accounts receivable, net	2,437	2,231
Inventories	454	337
Deferred franchise fees and intangibles, net	505	1,739
Prepaid expenses and other assets	2,848	184
Investment in hotel properties, net	220,239	161,577

Total assets	$252,384	$177,022

LIABILITIES AND OWNERS’ EQUITY
LIABILITIES:
Mortgage notes payable	$107,316	$151,872
Other long term debt	58	18
Related party debt	23,391	44,006
Capital lease obligations	30	228
Accounts payable	1,564	1,439
Due to affiliates	1,088	253
Accrued expenses	4,269	3,433
Advance deposits	476	258
Interest swap	—	716

Total liabilities	$138,192	$202,223

Minority interest	17,035	—

OWNERS’ EQUITY:
Preferred stock, $0.01 par value, 10,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.01 par value, 100,000,000 shares authorized, 17,358,573 shares issued and outstanding	174	37
Additional paid-in capital	100,487	—
Accumulated other comprehensive income	22	—
Deferred compensation	(3,623)	—
Retained earnings	97
Accumulated deficit	—	(25,238)

Total owners’ equity	97,157	(25,201)

Total liabilities and owners’ equity	$252,384	$177,022

See notes to consolidated and combined financial statements.

EAGLE HOSPITALITY PROPERTIES TRUST, INC. AND PREDECESSOR

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME ($000’s)

	The Company Period From October 1, 2004 to December 31, 2004	The Predecessor Period From January 1, 2004 to September 30, 2004	The Predecessor Year Ended December 31, 2003	The Predecessor Year Ended December 31, 2002
REVENUE
Rooms	$14,619	$44,336	$53,297	$48,958
Food and beverage	5,822	14,378	18,381	17,910
Other	784	2,359	2,977	2,952

Total Revenue	21,225	61,073	74,655	69,820

EXPENSES
Hotel expenses	14,405	41,238	52,130	48,991
Management fees—related party	614	2,116	1,778	1,692
Depreciation and amortization	2,735	6,550	9,518	8,563
Corporate general and administrative:
Stock-based compensation	678	—	—	—
Other corporate general and administrative	597	—	—	—

Total Operating Expenses	19,029	49,904	63,426	59,246

OPERATING INCOME	2,196	11,169	11,229	10,574
Interest income	33	124	104	306
Interest expense	(2,099)	(8,753)	(12,060)	(12,026)
Other income			10	6

Income (loss) before minority interest and provision for income taxes	130	2,540	(717)	(1,140)
Provision for income taxes	—	—	—	—
Minority interest	33	—	—	—

NET INCOME (LOSS)	$97	$2,540	$(717)	$(1,140)
Unrealized gain on marketable securities	22	19	55	15
Effect of interest rate swap	—	716	891	(907)

Total other comprehensive income (loss)	22	735	946	(892)

COMPREHENSIVE INCOME (LOSS)	$119	$3,275	$229	$(2,032)

Basic income per share	$0.01
Diluted income per share	$0.00
Weighted average basic and diluted shares outstanding (000’s)	17,359 23,352

See notes to consolidated and combined financial statements.

EAGLE HOSPITALITY PROPERTIES TRUST, INC.

CONSOLIDATED AND COMBINED STATEMENT OF OWNERS’ EQUITY

Predecessor from January 1, 2002 through September 30, 2004, and

Company from October 1, 2004 (Inception) to December 31, 2004

(000’s)

The Predecessor	Common Stock		Accumulated Deficit	Total
	Number of Shares	$0.01 Par Value
Balance at January 1, 2002	3,658	$37	$(21,108)	$(21,071)
Subscriptions Receivable		—	(225)	(225)
Contributions		—	6,565	6,565
Distributions		—	(4,085)	(4,085)
Comprehensive income (loss)		—	(2,032)	(2,032)

Balance at December 31, 2002	3,658	37	(20,885)	(20,848)
Subscriptions Receivable		—	225	225
Contributions		—	—	—
Distributions		—	(4,807)	(4,807)
Comprehensive income (loss)		—	229	229

Balance at December 31, 2003	3,658	37	(25,238)	(25,201)
Contributions		—	11,264	11,264
Distributions		—	(2,852)	(2,852)
Comprehensive income (loss)		—	3,275	3,275

Balance at September 30, 2004	3,658	$37	$(13,551)	$(13,514)

The Company Formation transactions on October 1, 2004	Common Stock		Additional Paid-In Capital	Unearned Compensation	Unrealized Gain/(Loss)	Retained Earnings	Total
	Number of Shares	$0.01 Par Value
Issuance of shares in connection with IPO:	16,771	$168	$163,347	$—	$—	$—	$163,515
Offering and pre-IPO expense	—	—	(14,186)	—	—	—	(14,186)
Issuance of shares for initial properties	147	1	1,427	—	—	—	1,428
Establish minority interest	—	—	(17,002)	—	—	—	(17,002)
Issuance of restricted shares	441	5	4,296	(4,301)			—
Amortization of deferred compensation	—	—	—	678	—	—	678
Accumulated other comprehensive income	—	—	—	—	22	—	22
Issuance of operating units	—	—	58,432	—	—	—	58,432
Consideration given in excess of fair value, plus minority interest step-up	—	—	(95,827)	—	—	—	(95,827)
Net income	—	—	—	—	—	97	97

Balance at December 31, 2004	17,359	$174	$100,487	$(3,623)	$22	$97	$97,157

See notes to consolidated and combined financial statements.

EAGLE HOSPITALITY PROPERTIES TRUST, INC. AND PREDECESSOR

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS ($000’s)

	The Company	The Predecessor	The Predecessor	The Predecessor
	Period from October 1, 2004 to December 31, 2004	Period from January 1, 2004 to September 30, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Cash flows from operating activities:
Net income (loss)	$97	$2,540	$(717)	$(1,140)
Adjustments to reconcile net income (loss) to net cash flow provide by operations:
Depreciation and amortization	2,735	6,550	9,518	8,563
Loss on sale of property and equipment	—	—	(11)	(7)
Amortization of unearned compensation	678	—	—	—
Minority interest	33	—	—	—
Changes in assets and liabilities:
Restricted cash	532	(675)	(590)	(1,500)
Accounts receivable	(1,990)	(1,068)	73	(221)
Due from affiliates, net	799	136	589	(592)
Inventories, prepaid expenses, and other assets	(2,097)	210	116	(118)
Accounts payable, accrued expenses, and advance deposits	(887)	1,608	(241)	183

Net cash flow provided by operating activities	(100)	9,301	8,737	5,168
Cash flows from investing activities:
Capital expenditures	(1,237)	(4,659)	(1,199)	(23,577)
Acquisition of hotel properties, net of cash	(56,080)
Proceeds from sale of assets	—	—	11	7
Purchase of investments	—	—	(732)	(22)

Net cash flow used in investing activities	(57,317)	(4,659)	(1,920)	(23,592)
Cash flows from financing activities:
Proceeds from financing	—	3,727	4,136	19,886
Payment of loans	(54,650)	(2,625)	(5,216)	(27,235)
Proceeds from related party financing	—	586	846	24,778
Payment of related party loans	(21,549)	—	(2,397)	(869)
Payment on capital lease obligation	(53)	(164)	(191)	(87)
Deferred loan costs paid	—	(63)	(333)	(1,071)
Partner contributions	—	—	—	6,565
Subscription receivable	—	—	225	(225)
Partner distributions	—	(2,852)	(4,807)	(4,085)
Proceeds from initial public offering, gross	163,515	—	—	—
Costs of initial public offering	(14,186)	—	—	—

Net cash flow provided by financing activities	73,077	(1,391)	(7,737)	17,657

Net change in cash and cash equivalents	$15,660	$3,251	$(920)	$(767)
Cash and cash equivalents, beginning balance	1	1,199	2,119	2,886

Cash and cash equivalents, ending balance	$15,661	$4,450	$1,199	$2,119

See notes to consolidated and combined financial statements.

EAGLE HOSPITALITY PROPERTIES TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2003, 2002, and 2001

1.    Organization and Description of Business

Eagle Hospitality Properties Trust, Inc. (the “Company”), a hotel investment company that is a self-advised real estate investment trust (“REIT”), closed its initial public offering (“IPO”) on October 6, 2004. However, the consummation of certain other formation transactions, including the acquisition of a 100% interest in eight hotels and a 49% percent interest in one other hotel, all of which were previously owned by Corporex Companies, LLC (“Corporex”), were deemed to be effective as of October 1, 2004. Because we have the right and obligation to acquire the remaining 51% interest in such entity from Corporex no later than January 31, 2006 in exchange for 427,485 operating partnership units, the assets, liabilities and operations of such entity are included in our consolidated financial statements.

Our operating partnership, EHP Operating Partnership, L.P. (“EHP OP”) was organized as a limited partnership under the laws of the state of Maryland. EHP OP is the sole general partner of and owns approximately 74% of the limited partnership units in our operating partnership. Limited partners (including certain of our officers and directors) own the remaining operating partnership units. After one year, limited partners may generally redeem each unit for the cash value of one share of our common stock or, at our sole option, one share of common stock.

EHP TRS Holding Co, Inc. (“EHP TRS”), our taxable REIT subsidiary, was incorporated as a Maryland corporation. Each of our hotel properties are leased to EHP TRS, which engages hotel management companies, such as Commonwealth Hotels, Inc. (“Commonwealth Hotels”), to manage and operate the hotels under management contracts. Under applicable REIT tax rules, neither we nor our operating partnership can directly undertake the daily management activities of our hotels. Therefore, our operating partnership and principal source of funds will be dependent on EHP TRS’s ability to generate cash flow from the operation of the hotels. EHP TRS will pay income taxes at regular corporate rates on its taxable income.

The IPO consisted of the sale of 16,770,833 shares of common stock (“initial shares”) to the public at a price of $9.75. This amount included 2,187,500 shares issued as the result of the underwriters’ over-allotment option. The IPO generated gross proceeds of approximately $163.5 million. The aggregate proceeds to the Company, net of underwriters’ discount and offering costs, was $149.3 million. In addition to the initial shares, 208,332 shares of restricted stock were issued to Corporex in connection with a strategic alliance entered into with Corporex and certain affiliated persons granting us, among other things, an exclusive right of refusal to pursue certain investment opportunities identified by them in the future during the term of the agreement. 232,868 shares of restricted stock were issued to the Company’s directors, officers, and other employees. 146,540 shares of common stock were issued to Corporex in connection with the acquisition of certain hotels. In addition, 5,566,352 operating partnership units were issued to Corporex and affiliates as part of the compensation for the acquisition of the hotels. On October 1, 2005, one year after the completion of the IPO each of these partnership units will be redeemable for the cash value of one share of our common stock or, at our sole option, one share of common stock.

The Predecessor as referred to throughout this document is defined as the collective ownership of the initial nine hotels, which have been combined herein for comparability. The nine hotels are the: Cincinnati Landmark Marriott, Hilton Cincinnati Airport, Hyatt Regency Rochester, Chicago Marriott Southwest at Burr Ridge, Embassy Suites Hotel Cincinnati-RiverCenter, Embassy Suites Hotel Columbus/Dublin, Embassy Suites Hotel Cleveland/Rockside, Embassy Suites Hotel Denver-International Airport and Embassy Suites Hotel Tampa-Westshore.

EAGLE HOSPITALITY PROPERTIES TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Concurrent with the Company’s formation, the Company utilized its net proceeds of $149.3 million to repay $65.5 million of indebtedness and paid an additional $56.1 million in cash related to the acquisition of certain initial properties, plus working capital, net of cash received. Hence, the Company had approximately $27.7 million in available cash immediately following its formation.

As of February 1, 2005, we owned a 100% interest in eight hotels and a 49% interest in one other hotel all of which are located in the United States. We currently have no foreign operations, and all of our operations are within the hotel lodging industry.

We maintain a website at www.eaglehospitality.com. On our website, we make available free-of-charge all of our filings with the Securities and Exchange Commission as soon as reasonably practical after we electronically file such material. In addition, our Code of Business Conduct and Ethics and our Corporate Governance Guidelines are also available free-of-charge on our website or can be made available in print upon request.

All reports filed with the Securities and Exchange Commission may also be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 580, Washington, DC 20549. Further information regarding the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330. In addition, all of our filed reports can be obtained at the SEC’s website at www.sec.gov.

2.    Basis of Presentation

These consolidated financial statements presented herein include all of the accounts of the Company beginning with the effective date of commencement of operations on October 1, 2004. Prior to that time, this report includes the combined and consolidated financial statements of the Predecessor. Certain previously reported amounts have been reclassified to conform to the current presentation.

3.    Significant Accounting Policies Summary

Principles of Consolidation—The accompanying financial statements have been consolidated for all activities since October 1, 2004, which was the effective date on which we commenced operations. Included in this consolidation are the Company’s operating entities (TRS’), the limited liability companies that own the hotel properties and EHP Operating Partnership. In accordance with FIN 46 also included in the consolidation are all activities and balances relating to the Embassy Suites Hotel Cincinnati-RiverCenter in which the Company owns a 49% interest. Under FIN 46 the Company is deemed to be the primary beneficiary of this variable interest entity. The Company is obligated to acquire the remaining 51% of this hotel property for 427,485 operating units no later than January 31, 2006. The portion of the statements that reflects activities of the Predecessor, the periods prior to October 1, 2004, have been combined due to the common ownership of the entities. All significant intercompany accounts and transactions among the consolidated and combined entities have been eliminated in the consolidated and combined financial statements.

Revenue Recognition—Revenues include room, food, beverage, and other hotel revenues such as long-distance telephone service, laundry, and space rentals. These items are recorded as revenue as the services or products are provided to hotel guests.

Use of Estimates—The preparation of these consolidated and combined financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

EAGLE HOSPITALITY PROPERTIES TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Investment in Hotel Properties—The initial hotel properties are stated at the Predecessor’s historical cost, plus an approximate $42.5 million minority interest partial step-up recorded as of October 1, 2004, related to the acquisition of minority interest from unaffiliated parties related to seven of the initial properties. Improvements and additions which extend the life of the property are capitalized.

Impairment of Investment in Hotel Properties—Hotel properties are reviewed for impairment whenever events or changes in circumstances indicate the carrying values of the hotel properties may not be recoverable. The Company tests for impairment in several situations, including when current or projected cash flows are less than historical cash flows, when it becomes more likely than not that a hotel will be sold before the end of its previously estimated useful life, and when events or changes in circumstances indicate that a hotel’s net book value may not be recoverable. In the evaluation of the impairment of hotel properties, the Company makes many assumptions and estimates, including projected cash flows, holding period, expected useful life, future capital expenditures, and fair values, including consideration of capitalization rates, discount rates, and comparable selling prices. To date, no such impairment charges have been recognized. If an asset were deemed to be impaired, the Company would record an impairment charge for the amount the property’s net book value exceeds its fair value.

Depreciation and Amortization Expense—Depreciation expense is based on the estimated useful lives of the Company’s assets, while amortization expense for leasehold improvements is the shorter of the lease term or the estimated useful life of the related assets. Presently, investment in hotel properties, air rights, furniture, fixtures, and equipment are depreciated using the straight-line method over lives which range from 5 to 40 years. While the Company believes its estimates are reasonable, a change in the estimated lives could affect depreciation expense and net income (loss) or the gain or loss on the potential sale of any of the Company’s hotels. The Company incurred depreciation and amortization expense of $2.7 million for the period from October 1, 2004 through December 31, 2004. The Predecessor incurred depreciation and amortization expense of $6.6 million for the period of January 1, 2004 through September 30, 2004. The Predecessor also incurred depreciation and amortization expense of $9.5 million and $8.6 million, respectively, for the years ending December 31, 2003 and December 31, 2002. Repairs and maintenance costs that do not extend the useful lives of the Company’s assets or enhance the utility of those assets are expensed as incurred. We are required by our franchisors to make capital expenditures at the Embassy Suites Hotel Cincinnati-RiverCenter, the Embassy Suites Hotel Tampa-Airport/Westshore and the Hilton Cincinnati Airport during 2004 and the remainder of 2005.

Cash and Cash Equivalents—Cash and cash equivalents represent cash on hand and in banks.

Restricted Cash—Restricted cash consists of cash held in escrow reserves required by franchisors and/or lenders that relate to the payment of capital expenditures and real estate taxes.

Accounts Receivable—Accounts receivable consists primarily of meeting and banquet room rental and hotel guest receivables. The Company generally does not require collateral. Ongoing credit evaluations are performed and an allowance for potential credit losses is provided against the portion of accounts receivable that is estimated to be uncollectible. There was an allowance for doubtful accounts receivable of $14,000 at December 31, 2004.

Inventories—Inventories consist primarily of food and beverages, and are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method.

Deferred Loan Fees, Net—Deferred loan fees are recorded at cost and amortized using the straight-line method over the terms of the related mortgage notes payable, which approximates the effective interest

EAGLE HOSPITALITY PROPERTIES TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

method. The deferred loan fees were carried at a cost of (in thousands) $3,996 and $3,662 by the Predecessor at December 31, 2003 and 2002, respectively, with accumulated amortization of $2,710 and $1,854, respectively.

Investments—Marketable securities are comprised primarily of mutual funds, stocks and stock funds carried at market value. In accordance with SFAS 115, the investments in marketable securities have been classified as available for sale. The recorded cost of investments which are considered to be available for sale is adjusted to fair market value. The difference between cost and fair value is classified as accumulated other comprehensive income in the equity section of the balance sheet. The cost of the marketable securities reflected in the accompanying combined and consolidated balance sheets at December 31, 2004 and 2003, is $3.3 million and $1.8 million, respectively.

Advertising Costs—Advertising costs are expensed as incurred. For the period from inception to December 31, 2004, the Company incurred advertising costs of approximately $1.5 million. For the period from January 1, 2004 to September 30, 2004, and for the years ended December 31, 2003 and 2002, the Predecessor incurred advertising costs of approximately $4.3 million, $5.3 million and $4.9 million, respectively. Advertising costs are included in hotel expenses in the accompanying consolidated and combined statements of operations. We also pay advertising fees pursuant to the franchise agreements with Marriott and Hilton.

Hotel Expenses—Hotel expenses include hotel-level general and administrative fees, sales, advertising, and marketing expenses, repairs and maintenance expenses, franchise fees, utility costs, hotel labor costs, real estate taxes, franchise fees, costs of food and beverage, and insurance.

Deferred Franchise Asset—Deferred franchise asset at December 31, 2004 represents the fair value of the franchise agreements associated with the Marriott, Hilton, and Embassy Suites hotels. These fees are carried at a value of $505,000 at December 31, 2004. These agreements have varying remaining lives, from 2010 to 2024, and we have valued those remaining lives accordingly. The deferred franchise fees for the Predecessor consisted of the initial franchise fees paid to Marriott International, Inc. and Hilton Hotels, less the amortization of those fees. The cost carried by the Predecessor at December 31, 2003 and 2002 was $623,000 with accumulated amortization of $171,000 and $142,000, respectively.

Income Taxes—As a REIT, the Company generally will not be subject to federal corporate income tax on that portion of its net income (loss) that does not relate to taxable REIT subsidiaries. However, EHP TRS Holding Co., Inc. is treated as a taxable REIT subsidiary for federal income tax purposes.

Earnings (Loss) Per Share—Basic earnings (loss) per share is calculated by dividing net income (loss) available to common shareholders by the weighted average common shares outstanding during the period. Dilutive earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares, whereby such exercise or conversion would result in lower earnings (loss) per share.

Stock-Based Compensation—The Company accounts for stock-based compensation using the intrinsic-value method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued Employees.” In connection with the Company’s formation, the Company established an Employee Stock Plan (the “Stock Plan”). Upon consummation of the IPO and subsequent exercise of the underwriters’ over-allotment, the Company issued a total of 441,200 shares of unvested restricted stock under the Stock Plan to its executives, directors, and certain employees of the Company, the Predecessor and its affiliates. Of the 441,200 shares issued, 203,699 vest over five years and 237,501 vest over one year.

EAGLE HOSPITALITY PROPERTIES TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Such shares are charged to compensation expense on a straight-line basis based on the IPO price of $9.75 per share. For the period from inception through December 31, 2004, the Company recognized compensation expense of approximately $678,000 related to these restricted shares. Under the Stock Plan, the Company may issue a variety of performance-based stock awards, including nonqualified stock options. At December 31, 2004, no performance-based stock awards have been issued other than the restricted stock discussed above. At December 31, 2004, the Company had approximately 639,000 remaining shares available for future issuance under the Stock Plan.

2004 Long-Term Incentive Plan—The Company’s 2004 Long-Term Incentive Plan was adopted by the board of directors and approved by stockholders prior to the initial public offering. The purpose of the incentive plan is to promote the Company’s success and enhance the value by linking the personal interests of participants to those of the stockholders, and by providing such persons with an incentive to achieve outstanding performance.

The incentive plan authorizes the governance and compensation committee and the Company’s board of directors upon approval to grant awards to employees, officers, consultants (including, but not limited to, Corporex and its employees) and directors in the following forms:

•	options to purchase shares of common stock, which may be incentive stock options or non-statutory stock options under the Internal Revenue Code;

•	stock appreciation rights, which give the holder the right to receive the difference between the fair market value per share on the date of exercise over the grant price;

•	performance awards, which are payable in cash or stock upon the attainment of certain performance goals;

•	restricted stock and restricted stock units, which are subject to restrictions on transferability and other restrictions set by the board of directors; and

•	other stock-based awards in the discretion of the board of directors, including outright stock grants.

The number of shares reserved and available for awards issued under the incentive plan initially is 655,000 shares, plus an annual increase to be added on the last day of our fiscal year in each year, beginning in 2004, equal to the lesser of the following:

•	a number of shares equal to 5.0% of any additional shares of common stock or operating partnership units issued after the closing initial public offering; or

•	an amount determined by our board of directors or governance and compensation committee.

There were 232,868 shares of restricted stock issued under this plan at December 31, 2004.

Segments—The Company presently operates in one business segment within the hotel lodging industry: direct hotel investments. Direct hotel investments refers to owning hotels through either acquisition or new development. The Predecessor also only operated within the direct hotel investments segment.

Recent Accounting Pronouncements—

In November 2002, the Financial Accounting Standards Board (the “FASB”) issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which addresses the disclosures to be made by a guarantor in its interim and

EAGLE HOSPITALITY PROPERTIES TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

annual financial statements about its obligations under guarantees. Interpretation No. 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. Interpretation No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. To date, the Company has not entered into any guarantees and will apply the recognition and measurement provisions for all guarantees entered into after January 1, 2003. The Predecessor has adopted the statements as of January 1, 2003, and adoption had no material effect on the financial statements.

In January 2003, the FASB issued Interpretation No. 46 (revised December 2003) (“FIN46R”), “Consolidation of Variable Interest Entities, an interpretation of Accounting research Bulletin No. 51, Consolidated Financial Statements.” FIN 46R revises the requirements for consolidation by business enterprises of variable interest entities with specific characteristics. FIN46R is effective immediately for variable interests created after December 31, 2003, and to all other entities no later than the beginning of the first reporting period beginning after March 15, 2004. The Company has adopted FIN46R and in compliance with this pronouncement has consolidated the Embassy Suites Hotel Cincinnati-RiverCenter into the financial statements as a result of our 49% ownership in this hotel and our obligation to acquire the remaining 51% interest in the hotel in exchange for 427,485 partnership units no later than January 31, 2006.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement requires the classification of certain financial instruments, previously classified within the equity section of the balance sheet, to be included in liabilities. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and June 15, 2003 for all other instruments. The Predecessor adopted this statement as of January 1, 2003 and it has had no material effect on the financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which clarifies certain implementation issues raised by constituents and amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to include the conclusions reached by the FASB on certain FASB Staff Implementation Issues were considered by the management of the Predecessor to be preferable; amends SFAS No. 133’s discussion of financial guarantee contracts and the application of the shortcut method to an interest-rate swap agreement that includes an embedded option and amends other pronouncements.

The guidance in SFAS No. 149 is effective for new contracts entered into or modified after June 30, 2003 and for hedging relationships designated after that date. Management adopted SFAS No. 149 effective July 1, 2003, as required, without material effect on the financial position or results of operations of the Company or Predecessor.

In December 2004, the FASB issued a revision to SFAS No. 123 which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily on accounting for transactions in which an entity obtains employee services in share-based transactions. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with limited exceptions. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite period. Although the Company’s bylaws allow for the issuance of stock options, none have been issued to this point. The Company has adopted this pronouncement as of December 31, 2004 and it has had no material effect on the financial statements.

EAGLE HOSPITALITY PROPERTIES TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

4.    Concentrations of Risk

All of the Company’s investments are concentrated in the hotel industry. The Company’s current investment strategy is to acquire or develop full service and full service all-suites hotels. At present, all of the Company’s hotels are located in the United States. Accordingly, adverse conditions in the U.S. hotel industry will have a material adverse effect on the Company’s operating and investment revenues and cash available for distribution to stockholders.

Three of the Company’s hotels are located in the Northern Kentucky/Greater Cincinnati, Ohio metropolitan area. Economic and real estate conditions in the area significantly affect our revenues. Business layoffs, downsizing, industry slowdowns, demographic changes and other similar factors may adversely affect the economic climate in this locale. Any resulting oversupply or reduced demand for hotels in the area would adversely affect revenues and net income.

5.    Investment in Hotel Properties

Investment in hotel properties consists of the following as of December 31, 2004 and 2003. All amounts are in thousands:

	December 31,
	2004 Company	2003 Predecessor
Land and improvements	$11,903	$12,599
Buildings and leasehold rights	196,775	158,902
Furniture, fixtures, and equipment	14,296	43,539

Total property and equipment	222,974	215,040
Accumulated depreciation	(2,735)	(53,463)

Investment in hotel properties, net	$220,239	$161,577

In connection with the Company’s formation, the Company recorded a minority interest partial step-up of approximately $42.5 million to the historical net carrying values of seven of its hotel properties as a result of the Company acquiring minority interest from unaffiliated parties.

6.    Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that the Company distributes at least 90% of the Company’s taxable income to the Company’s stockholders. As the Company had a consolidated taxable loss for the period from inception to December 31, 2004, no distributions were made. The Company currently intends to adhere to these requirements and maintain the Company’s REIT status. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not qualify as a REIT for four subsequent taxable years. If the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on the Company’s income as well as to federal income and excise taxes on the Company’s undistributed taxable income.

EAGLE HOSPITALITY PROPERTIES TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

At December 31, 2004, the Company’s deferred tax asset related to its taxable REIT subsidiary (“TRS”) and related valuation allowance consisted of the following:

NOL carryforward	$418
Allowance for doubtful accounts	5

Gross deferred tax asset	423
Valuation allowance	(423)

Net deferred tax asset	$—

At December 31, 2004, the Company has fully reserved the net deferred tax asset of approximately $423,000 due to the limited operational history of the Company.

7.    Minority Interest

Minority interest in the operating partnership represents the limited partners’ proportionate share of the equity in the operating partnership. Net income (loss) is allocated to minority interest based on the weighted average limited partnership percentage ownership throughout the period. Effective as of October 1, 2004, the operating partnership issued 5,566,352 units of limited partnership interest to affiliates, plus another 427,485 partnership units are to be issued no later than January 31, 2006 in exchange for the remaining 51% of the Embassy Suites Hotel Cincinnati—RiverCenter. This total of 5,993,837 of partnership units represents an approximate minority interest ownership of 26%. Beginning October 1, 2005, each unit of limited partnership interest, excluding the 427,485 unissued partnership units relating to the Embassy Suites Hotel Cincinnati—RiverCenter, may be redeemed for the cash value of one share of our common stock or, at our sole option, one share of common stock.

8.    Related Party Transactions

Hotel Management Agreements—All of our hotels, except the Hyatt Regency Rochester, are subject to management agreements with Commonwealth Hotels, Inc. and as such, the Company is obligated to pay monthly management fees equal to 2.50% of gross revenues in 2005, 2.75% in 2006, and 3.00% of gross revenues in 2007 and the years thereafter. These management agreements expire 2014, with a renewal option for one additional five-year period. If the Company terminates a management agreement on any of the properties prior to its expiration, due to sale of the property, the Company may be required to pay a substantial termination fee. The Company’s Chairman is the majority shareholder in Commonwealth Hotels, Inc. Management and incentive fees earned by Commonwealth for the period from October 1, 2004 and ending December 31, 2004 were $0.6 million. The management and incentive fees expensed by the Predecessor for the periods ending September 30, 2004, December 31, 2003 and 2002, $2.1 million, $1.8 million, and $1.7 million, respectively. At December 31, 2004 the Company owed Commonwealth the $0.3 million in management fees payable and the Predecessor owed Commonwealth $0.3 million at December 31, 2003.

General Partner Compensation—Under an agreement with the Predecessor, the general partner (CPXR, a wholly owned subsidiary of Corporex) of the partnership that owned the Embassy Suites Hotel Cincinnati-RiverCenter (“CPXR”) received compensation in the amount of 0.25% of the value of the assets of the partnership at the end of the calendar year. Compensation expensed under this agreement for the periods ending September 30, 2004, December 31, 2003 and 2002 was $60, $71, and $71, respectively. The compensation to be paid under this agreement was cancelled effective September 30, 2004.

EAGLE HOSPITALITY PROPERTIES TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Strategic Alliance Agreement—The Company has entered into a Strategic Alliance Agreement (“SAA”) with Corporex and affiliated parties. The SAA provides the Company with the right of first refusal for development opportunities with Corporex and affiliates, as well as a non-compete clause for markets in which we own or have an investment. The agreement expires October 1, 2014. Corporex received 208,332 shares of restricted common stock in conjunction with the SAA. The shares vest October 1, 2005. In 2004, the Company incurred approximately $508,000 in expense as a result of the amortization of these shares.

Related Party Debt—Related party term debt for the Predecessor and the Company is as follows:

($000s)	The Company 2004	The Predecessor 2003
First mortgage payable to Corporex in monthly installments of $36 fixed principal and interest at the 30 day LIBOR rate plus 2.75%; due August 2005 with a balloon payment of $23,141. The loan is collateralized by all the real and personal property of the Embassy Suites Hotel Cleveland/Rockside.	$23,391	$23,820
Note payable to Corporex at prime plus 1%; due January 2005. Retired subsequent to the offering.	—	19,180
Note payable to Commonwealth Hotels, Inc. at prime plus 1%; due January 2005. Retired subsequent to the offering.	—	1,006

Total	$23,391	$44,006

Related party debt matures as follows:
Due in:
2005	$23,391

The Company incurred interest expense for the related party debt of $0.3 million for the period from October 1, 2004 through December 31, 2004. The Predecessor incurred interest expense for the related party debt of $0.7 million, $1.0 million, and $1.0 million, for the periods ending September 30, 2004, December 31, 2003 and 2002, respectively.

Transition Services—From October 1, 2004 through December 31, 2005, the Company has agreed to make Mr. Blackham available to provide certain consulting and advisory transition services to Corporex in areas unrelated to our core business. The Company is to be compensated $10,000 per month for providing these services. In 2004, the Company earned $30,000 related to this agreement.

Leased Office Space—The Company’s headquarters are located in an office building that is owned by the Company’s Chairman and affiliates and the Company’s Chief Executive Officer. We entered into a lease for this office space subsequent to the offering at terms approximating the fair market value. We are obligated to pay $619,000 in rent over a ten-year period, or on average, approximately $5,200 per month. In addition to the rent payments we will also be subject to a common area maintenance fee allocation related to this office space.

9.    Commitments and Contingencies

Restricted Cash—Under certain existing mortgage loan agreements, the Company is obligated to escrow payments for insurance and real estate taxes. In addition, for certain properties with debt the Company is obligated to escrow 4% of gross revenue for capital improvements.

Contingent Consideration—The purchase price excludes earn-out payments totaling in the aggregate up to 833,333 additional operating partnership units, which will be payable over a three-year period to the

EAGLE HOSPITALITY PROPERTIES TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

original contributors of the Embassy Suites Hotel Columbus/Dublin, the Embassy Suites Hotel Cleveland/Rockside and the Embassy Suites Hotel Denver-International Airport only if certain operating measurements are achieved on any trailing 12-month basis within three years from the contribution.

Franchise Fees—All of our hotels, except the Hyatt Regency Rochester, operate under franchise agreements. In conjunction with these franchise agreements the Company is obligated to pay the franchisors royalty fees between 4% and 6% of gross room revenue, and fees for marketing, reservations, and other related activities aggregating between 1% and 4% of gross room revenue. In addition, the Marriott hotels are obligated to pay between 2% and 3% for food and beverage revenues. Franchise fees are included in hotel expenses in the accompanying consolidated and combined statements of operations.

These franchise agreements expire beginning in 2010 through 2024. When the term of a franchise expires, the franchisor has no obligation to issue a new franchise. The loss of a franchise could have a material adverse effect on the operations or the underlying value of the affected hotel because of the loss of associated name recognition, marketing support, and centralized reservation systems provided by the franchisor. The loss of a franchise could also have a material adverse effect on cash available for distribution to stockholders. In addition, if the Company terminates a franchise prior to its expiration date, the Company would be required to pay a termination fee.

Hyatt Regency Rochester Management Agreement—The Hyatt Regency Rochester is managed under an agreement with the Hyatt Corporation that expires in 2022. Under the terms of this agreement the Hyatt Corporation receives a base management fee equal to 4% of the gross revenue of the hotel. Hyatt Corporation is also eligible to receive an incentive fee, payable in monthly installments, equal to the amount by which 20% of the profit for a fiscal year exceeds the base fee for that fiscal year.

Management Fees—All of our hotels, except the Hyatt Regency Rochester, are subject to management agreements with Commonwealth Hotels, Inc. (which is 85% owned by our Chairman, William P. Butler) and as such, the Company is obligated to pay monthly management fees equal to 2.50% of gross revenues in 2005, 2.75% in 2006, and 3.00% of gross revenues in 2007 and the years thereafter. Commonwealth Hotels are also eligible under certain conditions to receive incentive fees. These management agreements expire 2014, with a renewal option for one additional five-year period. If the Company terminates a management agreement on one of our properties prior to its expiration, due to sale of the property, the Company may be required to pay a substantial termination fee. The Company expensed $0.6 million under these agreements for the period ending December 31, 2004 and the Predecessor expensed $2.1 million, $1.8 million, and $1.7 million for the periods ending September 30, 2004, December 31, 2003 and 2002, respectively.

Leases—The Embassy Suites Hotel Cincinnati-RiverCenter is subject to a lease agreement for hotel building “air rights” with the City of Covington, Kentucky. The hotel “air rights” lease agreement requires the payment of 5% of the amount by which room revenue exceeds $4.5 million in a twelve-month period. The rent year commences June of each year. The partnership can elect to convert this rent year to a calendar year whereby the $4.5 million would be prorated for the first year calculation. The partnership has not made this calendar year election. The “air rights” lease agreement expires in June 2015 and has five consecutive automatic renewal options of 25 years each unless the partnership gives written notice to the City that it is not renewing the lease. The Company incurred rent expense (in thousands) of approximately $94 for the period ending December 31, 2004. Rent expense incurred by the Predecessor for the periods ended September 30, 2004, December 31, 2003 and 2002 (in thousands) was approximately $215, $210, and $235, respectively.

EAGLE HOSPITALITY PROPERTIES TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

The Cincinnati Landmark Marriott is subject to a lease agreement for hotel building “air rights” with The Commonwealth of Kentucky. The hotel “air rights” lease agreement requires no further payments for the entire term of the lease. The “air rights” lease expires on January 3, 2093 at 12:01 a.m. but may be extended to 2143.

The Company has entered into other non-cancelable operating leases related to certain equipment and facilities. As of December 31, 2004, future minimum annual commitments for non-cancelable operating lease agreements are as follows (in thousands):

Operating Leases
2005	$122
2006	106
2007	93
2008	78
2009	79
Thereafter	342

Total future minimum operating lease payments	$820

Employment Agreements—The Company has entered into employment agreements with certain executive officers, which provide for minimum annual base salaries, other fringe benefits, and non-compete clauses as determined by the Company’s board of directors. The agreements have varying terms expiring between October, 2005 and October, 2009, and are subject to severance provisions.

Litigation—We are not involved in any material litigation nor, to our knowledge, is any material litigation threatened against us.

Taxes—Under the tax indemnification agreements, the Company has agreed to provide tax indemnification, which would range between $45 million and $75 million, to the original contributors against certain tax consequences of the sale. We have agreed to pay the contributor’s tax liability with respect to gain allocated to the contributor under Section 704(c) of the Internal Revenue Code if we dispose of a property contributed by the contributor in a taxable transaction during a “protected period”, which continues until the earlier of: a) October 1, 2014, or b) the date on which the contributor no longer owns, in the aggregate, at least 25% of the units we issued to the contributor at the time of its contribution of property to our operating partnership.

10.    Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, amounts due from or to affiliates, accounts payable, and accrued expenses approximate their fair values due to the short-term nature of these financial instruments.

As of December 31, 2004 the carrying values of the variable rate mortgage notes payable, and capital leases payable approximate their fair values because the interest rates on these on these financial instruments are variable or approximate current interest rates charged on similar financial instruments. The fair value of the $30.5 million of fixed rate debt at December 31, 2004 approximates $26.2 million based upon current market rates for similar loans.

Considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company

EAGLE HOSPITALITY PROPERTIES TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

11.    Supplemental Cash Flow Information

For the period from inception to December 31, 2004, interest paid by the Company was approximately $3.3 million. For the period from January 1, 2004 to September 30, 2004, and for the years ended December 31, 2003 and 2002, interest paid by the Predecessor was approximately $7.6 million, $13.3 million, and $12.8 million, respectively.

During the period ending September 30, 2004, EHP Burr Ridge, LLC, the entity that owns the Marriott Burr Ridge hotel, was deemed to have been contributed to the Predecessor. The Predecessor assumed the $22.8 million basis in the hotel, $12.2 million in debt and equity of $11.3 million.

In connection with the Company’s formation on October 1, 2004, the Company recorded non-cash transactions as follows: a) contribution of initial properties with an historical net book value of approximately $222.2 million, including an approximate $42.5 million minority interest partial step-up to the historical net carrying values of its hotel properties resulting from the acquisition of unaffiliated minority interest partners, b) an approximate $206.7 million assumption of debt from the Predecessor, c) the issuance of 441,200 shares of restricted stock to Company executives, employees, affiliates, the Predecessor (pursuant to a strategic alliance agreement) and directors, and d) issuance of 5,566,352 units of limited partnership interest to affiliates, plus another 427,485 partnership units that are to be issued no later than January 31, 2006 in exchange for the remaining 51% of the Embassy Suites Hotel Cincinnati—RiverCenter. See Note 1 for a description of operating partnership units and company shares issued in connection with the Company’s formation.

12.    Segment Reporting

The Company presently operates in only one business segment within the hotel lodging industry: direct hotel investments. Direct hotel investments refers to owning hotels through either acquisition or new development. The Predecessor also only operated within the direct hotel investments segment.

EAGLE HOSPITALITY PROPERTIES TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

13.    Long Term Debt

Long-term debt consisted of the following as of December 31, 2003 and 2004 ($000’s).

	As of December 31,
	The Company 2004	The Predecessor 2003
Mortgage notes on hotels:

Second mortgage payable in monthly installments of interest only at 10%; due in January 2006 with a balloon payment of $8,000. The second mortgage has a participation feature whereby the lender is entitled to 40% of defined cash flow to be paid as additional interest quarterly. There was no additional interest expense attributable to the cash flow participation feature in 2003 and 2002. The mortgage is collateralized by a secondary security interest in all real and personal property of the Embassy Suites Hotel Cincinnati RiverCenter. Retired subsequent to the offering.	—	8,000

First mortgage payable in monthly installments, of $51 through August 2005 and $53 thereafter, that include fixed principal plus interest at the 30-day LIBOR rate plus 3.50%; refinanced in 2003 to a first mortgage payable in monthly installments of $49 fixed principal plus interest at the 30-day LIBOR rate plus 2.87% (but no less than 4.02%); due July, 2006 with a balloon payment of $22,714. The loan is collateralized by all real and personal property of the Embassy Suites Hotel Columbus/Dublin.	23,664	24,254

First mortgage payable in monthly installments of $93 principal and interest at the 30-day LIBOR rate plus 4.25%, but not lower than 6.5%; due September, 2006 with a balloon payment of $11,813. The mortgage is collateralized by all real and personal property of the Chicago Marriott Southwest at Burr Ridge. Prepayment penalty of $130 before October, 2005; thereafter, none.	12,403	—

Second mortgage payable in monthly installments of interest only at 11%; due December 2004 with a balloon payment of $3,000. The loan is collateralized by a secondary security interest in all real and personal property of the Embassy Suites Hotel Cleveland/Rockside. Retired subsequent to the offering.	—	3,000

First mortgage payable in monthly installments of interest only at the 90-day LIBOR rate plus 3.5% for the first year and in monthly installments of fixed principal of $17 plus the aforementioned interest in years two and three; due June 2006 with a balloon payment due at maturity. The loan is collateralized by all real and personal property of the Embassy Suites Hotel Denver-International Airport. A principal payment of $9,000 was made subsequent to the offering.	8,878	18,000

First mortgage payable in monthly installments of $42 fixed principal plus interest at the 30-day LIBOR rate plus 2.75%; due August, 2005 with a balloon payment of $31,606. An interest rate swap agreement was in effect until August, 2004, effectively fixing the variable interest rate at 4.804%. The loan is collateralized by all real and personal property of the Cincinnati Landmark Marriott.	$31,903	$32,578

EAGLE HOSPITALITY PROPERTIES TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

	As of December 31,
	The Company 2004	The Predecessor 2003

First mortgage payable in monthly installments of $137 principal and interest with a fixed interest rate of 8.48%; due January 2006 with a balloon payment of $13,894. The mortgage is collateralized by all real and personal property of the Embassy Suites Hotel Cincinnati RiverCenter. Prepayment penalty of 1% of outstanding principal balance plus Yield Maintenance. (1)	14,335	14,741

First mortgage payable in monthly installments of $113 principal and interest at the prime rate plus 1%; originally due August 2004 with a balloon payment of $16,836 but subsequently extended to December 31, 2004. The loan is collateralized by all real and personal property of the Hilton Cincinnati Airport. Retired subsequent to the offering.	—	17,134

First mortgage payable in monthly installments of $79 principal and interest fixed 8.05%; due November 2004 with a balloon payment of $9,005. The loans are collateralized by all real and personal property of the Embassy Suites Hotel Tampa-Airport/Westshore. Retired subsequent to the offering.	—	9,185

First mortgage payable in monthly installments of $29 principal and interest at the 30-day LIBOR plus 2%; due November 2004 with a balloon payment of $6,124. The loans are collateralized by all real and personal property of the Embassy Suites Hotel Tampa-Airport/Westshore. Retired subsequent to the offering.	—	6,266

First mortgage payable in monthly installments of $130 principal and interest fixed 7.28%; due September 2008 with a balloon payment of $14,592, collateralized by the Hyatt Regency Rochester. Prepayment penalty of greater of 1% of outstanding principal balance or Yield Maintenance. (1)	16,133	16,517

First mortgage payable in monthly installments of $44 principal and interest at the 30-day LIBOR plus 3.95%; due September 2008 with a balloon payment of $269, collateralized by all real and personal property of the Hyatt Regency Rochester. Retired subsequent to the offering.	—	2,197

Total Mortgage Debt	107,316	151,872

(1)	Yield maintenance means a payment equal to the present value of the difference (if any) between the remaining scheduled payments of principal and interest and the remaining payments of principal, assuming the U.S. Treasury interest rate applicable to the date of each remaining principal payment.

The mortgage debt matures as follows:

December 31, 2004 ($000s)
2005	$33,788
2006	44,786
2007	972
2008	1,052
2009	1,139
Thereafter	25,579

$107,316

EAGLE HOSPITALITY PROPERTIES TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

We are negotiating refinancing for amounts coming due in the current year. We intend to refinance balloon payments as they come due with replacement long-term debt.

Restricted cash in the accompanying consolidated balance sheet consists primarily of escrow accounts required by the lenders. The escrow reserves relate to the payment of capital expenditures and real estate taxes.

Certain debt agreements have covenants that include maintaining a required debt service coverage ratio, maintaining furniture, fixtures and equipment reserves and levels of unrestricted liquidity by owners. Eagle was in compliance with all of these covenants as of December 31, 2004. As long as we are in compliance with these covenants, and the distributions are permitted by state law, there are no restrictions on the Eagle’s ability to make distributions to its stockholders.

The Cincinnati Landmark Marriott in August 2001 entered into an interest rate swap agreement (“Swap”) fixing the 2001 financing’s interest rate at 4.8%. The Swap matured in August 2004. The fair value of the Swap at December 31, 2003 and 2002 was ($716) and ($1,607), respectively, and is recorded as a component of accumulated other comprehensive income (loss). The notional principal amount related to the Swap was $29.7 million and $30.4 million at December 31, 2003 and 2002, respectively. The Swap was designated a fair value hedge under SFAS 133 “Accounting for Derivative Instruments and Hedging Activities.”

In addition to the mortgage debt, the Company has a loan for shuttle vans that matures in July, 2007. The ending principal balance as of December 31, 2004 was approximately $58,000. The monthly interest and principal payment is $2,016 with a fixed interest rate of 5.0%.

14.    Selected Quarterly Financial Data (unaudited)

Selected quarterly financial data for the Company and/or its Predecessor for the years ended December 31, 2004 and 2003 is below:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Total revenue
2004	$18,590	$20,477	$22,006	$21,225	$82,298

2003	$17,205	$19,495	$19,705	$18,250	$74,655

Total operating expenses
2004	$15,809	$16,019	$18,076	$19,029	$68,933

2003	$15,652	$16,285	$15,989	$15,500	$63,426

Operating income (loss)
2004	$2,781	$4,458	$3,930	$2,196	$13,365

2003	$1,553	$3,210	$3,716	$2,750	$11,229

Net income (loss)
2004	$(55)	$1,609	$986	$97	$2,637

2003	$(1,453)	$141	$780	$(185)	$(717)

Basic and fully diluted earnings per share For the quarter ended December 31, 2004				$0.00

EAGLE HOSPITALITY PROPERTIES TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

15.    Subsequent Events

On January 10, 2005, we declared a cash dividend of $0.175 per share, for stockholders of record on January 18, 2005, which was paid on February 1, 2005.

On February 18, 2005 we finalized an $81.8 million five year, non-recourse loan. This loan involves both a fixed-rate and floating-rate component with $58.0 million fixed at an interest rate of 5.43% and the remainder having a variable interest rate of 175 basis points over 30-day LIBOR. Approximately $68 million of the proceeds were used to paydown $4.0 million of the loan for the Embassy Suites Columbus/Dublin and to retire the loans for the Cincinnati Landmark Marriott, the Embassy Suites Cleveland/Rockside (related party loan from Corporex) and the Embassy Suites Denver-International Airport. This credit facility is subject to certain financial covenants and is collateralized by the Cincinnati Landmark Marriott, the Embassy Suites Cleveland/Rockside, and the Embassy Suites Tampa-Airport/Westshore.

On February 24, 2005, we completed the acquisition of the 270-room Embassy Suites Phoenix-Scottsdale for $33.0 million. In connection with this acquisition, the Company finalized a $22.1 million three year, full recourse loan having an interest rate of 215 basis points over 30-day LIBOR that is collateralized by the Embassy Suites Phoenix-Scottsdale. The proceeds of this loan were used to pay for this acquisition and the remainder of the purchase price was paid from existing cash. This hotel will be managed by Commonwealth Hotels, Inc.

16.    Retirement Plans

The Company currently does not have a retirement plan. The Predecessor participated in a 401(k) plan for qualified employees. The Predecessor matched 50% of employee contributions up to a total match of 6% of employee’s wages. Contributions to the plan for periods ending September 30, 2004, December 31, 2003 and 2002 were (thousands) $102, $132, and $118, respectively. All employees with at least one year of service and who attained the age of 21 were eligible. Employees vested automatically with respect to employee contributions. Vesting for employers contributions, based on years of service, was as follows:

Years of Service-Vested Percentage
Less than two	0%
Two but less than three	20%
Three but less than four	40%
Four but less than five	70%
Five or more	100%

17.    Capitalized Leases

Certain equipment has been leased for which the minimum lease rentals have been capitalized. The leases, which are noncancelable, expire in September, 2005. The following is a schedule of leased equipment under capital leases:

	Period ended
($000s)	The Company December 31, 2004	The Predecessor December 31, 2003	The Predecessor December 31, 2002
Equipment	$165	$800	$800
Less accumulated depreciation	(82)	(521)	(373)

Net carrying value	$83	$279	$427

EAGLE HOSPITALITY PROPERTIES TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

The following is a schedule of future minimum lease payments under the capital lease:

	Period ended
	The Company December 31, 2004	The Predecessor December 31, 2003	The Predecessor December 31, 2002
Total minimum lease payments	$31	$238	$463
Less amount representing interest	(1)	(10)	(44)

Present value of net minimum lease payments	$30	$228	$419

Current portion	$30	$199	$191
Non-current portion	—	29	228

Total	$30	$228	$419

18.    Comprehensive Income

The purpose of reporting comprehensive income is to report a measure of all changes in equity of an enterprise that result from recognized transactions and other economic events of the period other than transactions with owners in their capacity as owners. Other comprehensive income results from adjustments due to the fluctuation of the value of interest rate swaps accounted for under SFAS No. 133, as amended, and due to changes in the unrealized gains (losses) on marketable securities classified as available for sale pursuant to SFAS No. 115.

The adjustment of the unrealized gains on securities is as follows;

	Period ended
($000s)	The Company December 31, 2004	The Predecessor September 30, 2004	The Predecessor December 31, 2003	The Predecessor December 31, 2002
Unrealized holding gains arising during the year	$22	$19	$55	$15
Less: reclassification adjustment for gains included in net earnings	—	—	—	—

Net change in unrealized gains on securities during the period	$22	$19	$55	$15

The change in accumulated other comprehensive income is as follows:

	Period ended
	The Company December 31, 2004	The Predecessor September 30, 2004	The Predecessor December 31, 2003	The Predecessor December 31, 2002
Accumulated other comprehensive income (loss) beginning of period	$—	$(704)	$(1,650)	$(758)
Unrealized gain on securities	22	19	55	15
Effect of change in value of interest rate swap agreement	—	716	891	(907)

Accumulated other comprehensive income (loss) end of period	$22	$31	$(704)	$(1,650)

For the Predecessor period, components of Other Comprehensive Income are included in Total Comprehensive Income which rolls into, and is included in, Accumulated Partnership Deficit.

EAGLE HOSPITALITY PROPERTIES TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

19.    Business Combinations

Effective as of October 1, 2004, the Company acquired a 100% interest in eight hotels and a 49% percent interest in the Embassy Suites Cincinnati–RiverCenter, all of which were previously owned or controlled by Corporex Companies LLC (“Corporex”). Because we have the right and obligation to acquire the remaining 51% interest in the entity that owns the Embassy Suites Cincinnati-RiverCenter from William P. Butler, the Company’s Chairman, no later than January 31, 2006 in exchange for 427,485 operating partnership units, the assets, liabilities and operations of such entity are included in our consolidated financial statements in accordance with the provisions in Financial Interpretation 46(R).

The total consideration for the nine hotels, including the 427,485 operating partnership units to be issued for the 51% of the Embassy Suites Cincinnati-RiverCenter, was $317.7 million, plus $5.0 million of working capital, net of cash received. The net consideration was composed of the following (in millions):

Cash	$56.1
Common stock (146,540 shares)	1.4
Operating partnership units (5,993,837)	58.4
Mortgage debt assumed	185.3
Related party debt assumed	21.4
Other debt	0.1

Total	$322.7

In connection with this acquisition the Company did not assign any value to goodwill, but did allocate $0.5 million to deferred franchise fees, which will be amortized ratably over the remainder of the franchise agreements.

The total consideration per hotel, including the amounts allocated to the related franchise fees, was as follows (in millions):

Cincinnati Landmark Marriott	$63.5
Hilton Cincinnati Airport	19.5
Hyatt Regency Rochester	30.4
Chicago Marriott Southwest at Burr Ridge	27.4
Embassy Suites Cincinnati-RiverCenter	32.5
Embassy Suites Columbus/Dublin	43.3
Embassy Suites Cleveland/Rockside	39.7
Embassy Suites Denver Int’l Airport	28.1
Embassy Suites Tampa Airport/Westshore	33.3
Working Capital, net of cash received	5.0

Total	$322.7

The acquisition was accounted for as a purchase business combination using the accounting standards established in Statement of Financial Accounting Standards No. 141 (“FAS 141”). In accordance with FAS 141, the hotels were recorded at $221.7 million, their historical cost at the time of acquisition plus a step-up to fair value of $42.5 million for seven of the hotels in which there were minority interests (i.e., ownership other than Corporex, its affiliates, Mr. Butler or any of his relatives) and the excess of the $317.7 million of total consideration given for the hotels over the recorded value, or $96.0 million, was charged to equity due to the related party nature of the Predecessor.

EAGLE HOSPITALITY PROPERTIES TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

The agreement allows for earn-out payments totaling in the aggregate up to 833,333 additional operating partnership units, which will be payable over a three-year period to the original contributors of the Embassy Suites Hotel Columbus/Dublin, the Embassy Suites Hotel Cleveland/Rockside and the Embassy Suites Hotel Denver International Airport only if certain operating measurements are achieved on any trailing 12-month basis within three years from the contribution.

The following is a summary of the assets acquired and liabilities assumed, net of cash acquired (in millions):

Working capital, other than cash	$5.0
Hotel properties	221.7
Mortgage debt assumed	(161.8)
Related party debt assumed	(44.9)
Other debt assumed	(0.1)

The following unaudited pro forma statements of operations for the years ended December 31, 2004 and 2003 are based on the historical consolidated financial statements of the Company and/or its Predecessor and adjusted to give effect to the completion of the Company’s formation transactions, its initial public offering and the acquisition of the interest in the Corporex hotels, assuming such transactions occurred on January 1 of each year presented.

	Company & Predecessor	Predecessor
($000s)	Year Ended December 31, 2004	Year Ended December 31, 2003
Total revenues	$82,298	$74,655
Corporate expense	3,082	5,112
Hotel expenses	68,352	64,385

Operating income (loss)	10,864	5,158
Interest income	157	104
Interest expense	8,147	8,490
Other income, net	—	10

Loss before minority interest and provision for income taxes	2,874	(3,218)
Provision for income taxes	—	—
Minority interest	(729)	826

Net loss	$2,145	$(2,392)

Basic income (loss) per share	$0.12	$(0.14)

Diluted income (loss) per share	$0.09	$(0.14)

Weighted average basic shares outstanding	17,359	17,359

Weighted average diluted shares outstanding	23,352	23,352

EAGLE HOSPITALITY PROPERTIES TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

The reconciliation from actual net income to the pro forma net income is as follows:

income (expense)	Company & Predecessor	Predecessor
($000s)	Year Ended December 31, 2004	Year Ended December 31, 2003
Net income—actual	$2,637	$(717)
Corporate expense	(1,803)	(2,400)
Amortization of restricted stock	(4)	(2,712)
Depreciation	(952)	(1,269)
Management fee—related party	258	310
Interest expense	2,705	3,570
Minority interest	(696)	826

Net income—pro forma	$2,145	$(2,392)

EAGLE HOSPITALITY PROPERTIES TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

For the period ended December 31, 2004

COL. A	COL. B	COL. C			COL. D
		Initial Costs to Company			Cost Capitalized Subsequent to Acquisition
Description	Encumbrances	Leasehold Air Rights	Land	Building and Improvements, etc.	Land Improvements	Building and Improvements, etc.	Carrying Costs at Close of Period
Embassy Independence	$23,391	$—	$3,466	$25,113	$—	$—	$28,409
Embassy Dublin	23,664	—	2,703	24,792	—	—	27,327
Embassy Denver	8,878	—	1,631	19,943	—	—	21,442
Embassy Rivercenter	14,335	—	—	8,829	—	—	8,737
Embassy Tampa	—	—	1,403	19,192	—	—	20,406
Marriott RiverCenter	31,903	6,100	—	41,038	—	58	46,901
Marriott Burr Ridge	12,403	—	—	21,351	—	—	21,173
Hilton	—	—	1,088	8,909	—	—	9,819
Hyatt Rochester	16,133	—	1,612	21,450	—	—	22,904

Totals	$130,707	$6,100	$11,903	$190,617	$—	$58	$207,118

COL. A	COL. E				COL. F	COL. G	COL. H	COL. I
	Gross Amount at Which Carried at Close of Period				Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation in Latest Income Statements is Computed
Description	Leasehold Air Rights	Land	Buildings and Improvements	Total
Embassy Independence	$—	$3,466	$25,113	$28,579	$170		October-04	Bldg & Impr. 30-40yrs
Embassy Dublin	—	2,703	24,792	27,495	168		October-04	Bldg & Impr. 30-40yrs
Embassy Denver	—	1,631	19,943	21,574	132		October-04	Bldg & Impr. 30-40yrs
Embassy Rivercenter	—	—	8,829	8,829	92		October-04	Bldg & Impr. 30-40yrs
Embassy Tampa	—	1,403	19,192	20,595	189		October-04	Bldg & Impr. 30-40yrs
Marriott RiverCenter	6,100	—	41,096	47,196	295		October-04	Bldg & Impr. 30-40yrs
Marriott Burr Ridge	—	—	21,351	21,351	178		October-04	Bldg & Impr. 30-40yrs
Hilton	—	1,088	8,909	9,997	178		October-04	Bldg & Impr. 30-40yrs
Hyatt Rochester	—	1,612	21,450	23,062	158		October-04	Bldg & Impr. 30-40yrs

Totals	$6,100	$11,903	$190,675	$208,678	$1,560

EAGLE HOSPITALITY PROPERTIES TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

Company from October 1, 2004 (Inception) to December 31, 2004

Predecessor for periods ending September 30, 2004, December 31, 2003 and

December 31, 2002

(000’s)

	Period ended
	The Company	The Predecessor
	December 31, 2004	September 30, 2004	December 31, 2003	December 31, 2002
Investment in real estate:
Balance at beginning of period	$208,620	$171,501	$170,745	$151,573
Additions through cash expenditures	58	19,960	756	19,172

Balance at end of period	$208,678	$191,461	$171,501	$170,745

Accumulated Depreciation
Balance at beginning of year	$—	$21,322	$17,448	$13,716
Depreciation expense	1,560	4,048	3,874	3,732

Balance at end of year	$1,560	$25,370	$21,322	$17,448

The basis for federal income tax purposes for these assets at December 31, 2004 is $166.2 million as the minority interest step-up basis is not recognized for federal income tax purposes.

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Shareholder

UP Stonecreek, Inc.

We have audited the accompanying balance sheet of UP Stonecreek, Inc. DBA Embassy Suites – Phoenix – Scottsdale as of December 31, 2004, and the related statement of operations, shareholder’s equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at of December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Cincinnati, Ohio January 14, 2005

625 Eden Park Drive

Suite 900

Cincinnati, OH 45202-4181

T	513.762.5000
F	513.241.6125
W	www.grantthornton.com

Grant Thornton LLP

US Member of Grant Thornton International

UP Stonecreek, Inc. DBA

Embassy Suites - Phoenix - Scottsdale

BALANCE SHEET

As of December 31, 2004

ASSETS
CURRENT ASSETS:
Cash and cash equivalents (including $500,794 in restricted cash reserves at December 31, 2004)	$763,469
Accounts receivable	281,695
Accounts receivable affiliates	43,371
Inventory	36,885
Prepaid expenses	35,074

Total current assets	1,160,494

PROPERTY AND EQUIPMENT:
Land and land improvements	1,716,444
Building	22,120,777
Equipment and furnishings	3,602,246
Equipment under capital lease	553,647

Total property and equipment	27,993,114
Less accumulated depreciation	(1,795,546)

Property and equipment, net	26,197,568
FRANCHISE FEE	2,500

Total assets	$27,360,562

LIABILITIES AND SHAREHOLDER’S EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$366,100
Current portion of capital lease obligation	12,615
Accounts payable	368,193
Accrued expenses	916,841
Advance deposits	108,174

Total current liabilities	1,771,923
Long-term debt	19,495,376

Total liabilities	21,267,299
SHAREHOLDER’S EQUITY
Preferred stock - authorized, 1,000,000 shares of $.01 par value; issued and outstanding, 18 shares and 18 shares, respectively	—
Common stock - authorized, 2,000,000 shares of $.01 par value; issued and outstanding, 82 shares and 82 shares, respectively	1
Paid in capital	7,234,934
Retained earnings	(1,141,672)

Total shareholder’s equity	6,093,263

Total liabilities and shareholder’s equity	$27,360,562

The accompanying notes are an integral part of this statement.

UP Stonecreek, Inc. DBA

Embassy Suites - Phoenix - Scottsdale

STATEMENT OF OPERATIONS

For the year ended December 31, 2004

REVENUES:
Rooms department	$7,537,363
Food and beverage department	2,494,267
Other operating departments	381,146

Total revenues	10,412,776
OPERATING EXPENSES:
Rooms department	2,290,451
Food and beverage department	1,967,119
Other operating departments	294,549
Selling, general and administrative expense	3,710,789
Depreciation and amortization	1,374,943

Total operating expenses	9,637,851

NET OPERATING INCOME	774,925
OTHER INCOME (EXPENSE):
Interest expense	(1,419,740)
Interest income	8,389

Total other income (expense)	(1,411,351)

NET LOSS	$(636,426)

The accompanying notes are an integral part of this statement.

UP Stonecreek, Inc. DBA

Embassy Suites - Phoenix—Scottsdale

STATEMENT OF SHAREHOLDER’S EQUITY

For the year ended December 31, 2004

	Preferred Stock		Common Stock		Paid in Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount
Balance as of December 31, 2003	18	0.18	82	1.00	$7,200,179	$(505,246)	$6,694,934
Contributions of capital	—	—	—	—	34,755	—	34,755
Net loss	—	—	—	—	—	(636,426)	(636,426)

Balance as of December 31, 2004	18	0.18	82	1.00	$7,234,934	$(1,141,672)	$6,093,263

The accompanying notes are an integral part of this statement.

UP Stonecreek, Inc. DBA

Embassy Suites - Phoenix - Scottsdale

STATEMENT OF CASH FLOWS

For the year ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(636,426)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,374,943
Changes in assets and liabilities:
Receivables	(50,794)
Inventory, prepaid expenses, and other assets	50,779
Accounts payable	(91,798)
Accrued expenses	5,796
Advance deposits	35,880

Net cash provided by operating activities	688,380

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	15,852

Net cash provided by investing activities	15,852

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment on capital lease obligation	(128,039)
Payments on long-term debt	(341,565)
Shareholder contributions	34,755

Net cash used in financing activities	(434,849)

NET DECREASE IN CASH AND CASH EQUIVALENTS	269,383

CASH AND CASH EQUIVALENTS, beginning of year	494,086

CASH AND CASH EQUIVALENTS, end of year	$763,469

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for interest	$1,421,735

The accompanying notes are an integral part of this statement.

UP Stonecreek, Inc. DBA

Embassy Suites - Phoenix - Scottsdale

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Embasssy Suites – Phoenix—Scottsdale (the “Hotel”), is an operating hotel owned by UP Stonecreek, Inc. (the “Company”). The Company was formed in 2002 upon conveyance of the Company’s principal operating property, an Embassy Suites Hotel, to the Company in satisfaction of mezzanine debt, subject to the senior debt in place at that time. At formation, the Company assumed approximately $20.6 million in long-term debt and the Company recast approximately $6.4 million of its outstanding financing on the property as contributed capital in the form of common and preferred equity.

The Company’s hotel is managed and operated by Windsor Capital Group, Inc. (“Windsor”).

1.	Use of Estimates in Financial Statements

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.	Cash and Cash Equivalents

All liquid investments with an original maturity date of three months or less are considered to be cash equivalents. The Hotel maintains cash balances from time to time which exceed federally insured limits. The Hotel believes it is not exposed to any significant credit risk on cash and cash equivalents in excess of federally insured limits.

3.	Inventory

Inventory is stated at the lower of cost or market and consists primarily of food and beverages. Cost is determined by the first-in, first-out method.

4.	Property and Equipment

Property and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives as follows: Hotel building – 39 years, and Furniture, Fixtures, and Equipment – 5 years. Depreciation and amortization expense for 2004 was $1,374,943.

Property and equipment are carried at cost. Expenditures, which materially increase values or extend lives are capitalized, while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are charged against earnings as incurred. The Hotel has assessed the fair value of the property based on current market valuations and has noted no impairment in such assets for the years ending December 31, 2004.

UP Stonecreek, Inc. DBA

Embassy Suites - Phoenix - Scottsdale

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Hotel will conduct a review for impairment whenever events or changes in circumstances indicate the carrying value of the hotel property may not be recoverable. Events or circumstances that may cause a review include, but are not limited to, adverse changes in the demand for lodging due to declining local economic conditions and/or new hotel construction in the same hotel market. When such conditions exist, management will perform an analysis to determine if the estimated undiscounted future cash flows from operations and the proceeds from the ultimate disposition of the property exceed its carrying value. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying amount to the related property’s estimated fair value is recorded and an impairment loss recognized.

In performing such analysis, the fair value of the hotel property is estimated through a market valuation and an estimate of the proceeds that would be realized through disposition.

If actual conditions differ from the assumptions, the actual results of the asset’s future operations and fair value could be significantly different from the estimated results and value used in the analysis.

Hotel operating equipment consisting primarily of linens, glassware and other utensils held for future use is stated at cost, according to industry practice, and is included in property and equipment on the accompanying balance sheet. The items are not depreciated but are charged to hotel operating expenses when replaced.

5.	Deferred Charges and Other

Deferred charges and other consists of franchise fees. Franchise fees are amortized on a straight-line basis over the life of the agreement.

6.	Income Taxes (Benefits)

The Hotel’s provision for income taxes (benefits) is allocated by the Parent after giving consideration to the consolidated group’s tax position. No provision for taxes or benefits has been made in the accompanying financial statements based on the Hotel’s operating losses.

7.	Accounts Receivable

The Hotel considers its accounts receivable to be largely collectible; although, an allowance for doubtful accounts of $2,688 has been recorded. If amounts that exceed this allowance become uncollectible, they will be charged to operations when that determination is made.

8.	Revenue Recognition

Revenue associated with room rental, food and beverage sales and other hotel revenues are recognized as the related services are delivered.

UP Stonecreek, Inc. DBA

Embassy Suites - Phoenix - Scottsdale

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

9.	Advertising

Costs related to advertising are expensed as incurred. The Hotel’s advertising expenses for the year ended December 31, 2004 totaled $283,430.

NOTE B - LONG-TERM DEBT

The composition of long-term debt at December 31, 2004 is as follows:

2004
Mortgage note on hotel:
First mortgage with an interest rate at the higher of 7% or the prime rate, payable through 2006	$19,861,476
Less current maturities	(366,100)

$19,495,376

Long-term debt matures as follows:
Due in:
2005	$366,100
2006	19,495,376

Total	$19,861,476

During 2004, the Hotel was granted a two-year loan extension that is scheduled to expire August 31, 2006. The lender requires the Hotel to maintain a real estate tax and property insurance escrow. The tax and insurance escrowed balances totaled $190,476 at December 31, 2004, and is included in the restricted cash totals at that date.

NOTE C - RELATED PARTY TRANSACTIONS

Included in due from affiliates is a net receivable of approximately $43,000 from Windsor for reimbursement of expenses incorrectly allocated to the hotel, less certain expenses paid for by Windsor on behalf of the Hotel.

UP Stonecreek, Inc. DBA

Embassy Suites - Phoenix - Scottsdale

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2004

NOTE D - COMMITMENTS

The Hotel signed an Embassy Suites License Agreement with Promus Hotel Corporation (Promus) that provides for use of the Embassy Suites name, reservation system, operating methods, training, and sales and marketing programs. The hotel pays Promus various fees, some of which are based on sales volume. Fees expensed under this agreement totaled $552,000 for 2004, of which $44,000 remained unpaid at December 31, 2004. The License Agreement expires in 2019.

NOTE E - FUTURE COMMITMENTS

As of December 31, 2004, future minimum annual commitments for noncancelable lease obligations are as follows:

	Operating Lease	Capital Lease
	(in thousands)
2005	$1,714	$12,615

NOTE F - INCOME TAXES BENEFITS

As stated previously, the taxes benefits for the Hotel are allocated and accounted for by the Parent.

At December 31, 2004, the Hotel’s deferred taxes and related valuation allowance consisted of the following (in thousands):

Asset related to net operating loss carryforwards	$507
Asset for allowance for doubtful accounts	1
Long-term liability for book-tax depreciation difference	(279)

Gross deferred tax asset	229
Valuation allowance	(229)

Net deferred tax asset	$—

Similar to the absence of current period tax benefits at the statutory corporate rate, the net deferred tax asset related to the Hotel has been fully reserved at December 31, 2004 due to the doubt raised by the historical operating performance of the Hotel to generate taxable income.

NOTE G - SUBSEQUENT EVENTS

Subsequent to year end the Hotel entered into an agreement to sell its operations for $32,725,000.

3,000,000 Shares

Eagle Hospitality Properties Trust, Inc.

    % Series A Cumulative Redeemable Preferred Shares

(Liquidation Preference $25.00 Per Share)

A.G. EDWARDS	WACHOVIA SECURITIES

LEGG MASON WOOD WALKER INCORPORATED
JMP SECURITIES
BB&T CAPITAL MARKETS
KEYBANC CAPITAL MARKETS

The date of this prospectus is                     , 2005.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by us in connection with the distribution of the securities being registered. All amounts are estimated except the SEC registration fee and the NASD filing fee.

Item	Amount
SEC registration fee	$10,152
NASD filing fee	9,125
New York Stock Exchange listing fee	36,900
Legal fees and expenses	150,000
Accounting fees and expenses	75,000
Transfer agent fees and registrar fees	10,000
Printing expenses	90,000
Miscellaneous expenses	56,323

Total	$437,500

Item 34. Indemnification of Directors and Officers.

Our officers and directors are and will be indemnified against certain liabilities under Maryland law and under our charter. Our charter requires us to indemnify our directors and officers to the fullest extent permitted from time to time by the laws of Maryland. Our charter provides that we will indemnify our directors and officers against judgments, penalties, fines, settlements and expenses actually incurred by them in connection with any proceeding to which they may be made a party by reasons of their service in those or other capacities, unless (a) it is in connection with a proceeding by or in the right of the corporation against the director or officer and such director or officer is adjudged liable to the corporation; (b) it is in connection with a proceeding charging improper personal benefit to the director or officer and such director or officer is adjudged liable on the basis that such personal benefit was improperly received; (c) it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (d) it is established that the director or officer actually received an improper personal benefit in money, property or services, (e) it is established that, in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

In addition, our charter provides that, to the fullest extent permitted under Maryland law, our directors and officers will not be liable to the company and our stockholders for money damages. Under Maryland law, a corporation formed in Maryland is permitted to limit, by provision in its charter, the liability of directors and officers so that no director or officer of the corporation shall be liable to the corporation or to any stockholder for money damages except to the extent that (i) the director or officer actually received an improper benefit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (ii) a judgment or other final adjudication adverse to the director or officer, is entered in a proceeding based on a finding in a proceeding that the director’s or officer’s action was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

To the maximum extent permitted by Maryland law in effect from time to time, our bylaws provide that we must indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding generally to any of our current or former officers or directors who are made a party to a proceeding by reason of his service in that capacity. The bylaws also state that we may, with the approval of our board of directors, provide such indemnification and advance for expenses to a person who served as an officer or director of a predecessor of ours.

We maintain a policy of directors and officers liability insurance covering certain liabilities incurred by its directors and officers in connection with the performance of their duties.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 36. Financial Statements and Exhibits.

(a) The following exhibits are filed as part of this registration statement:

Ex.	Description
1	Form of Underwriting Agreement

3.1	Amended and Restated Articles of Incorporation (1)

3.2	Bylaws (1)

3.3	Form of Articles Supplementary designating the terms of the Series A Preferred Shares

4	Form of Series A Preferred Share global certificate

5	Opinion of DLA Piper Rudnick Gray Cary US LLP re legality

8	Opinion of DLA Piper Rudnick Gray Cary US LLP re tax matters

10.1	Form of Agreement of Limited Partnership of EHP Operating Partnership, L.P. (1)

10.2	Omnibus Option Acquisition Agreement, dated as of May 4, 2004 by and among EHP Operating Partnership, L. P. and the Grantors named therein (Cincinnati Landmark Marriott) (1)

10.3	Omnibus Option Acquisition Agreement, dated as of May 4, 2004 by and among EHP Operating Partnership, L. P. and the Grantors named therein (Embassy Suites Hotel Denver-International Airport) (1)

10.4	Omnibus Option Acquisition Agreement, dated as of May 4, 2004 by and among EHP Operating Partnership, L. P. and the Grantors named therein (Embassy Suites Hotel Cincinnati-RiverCenter) (1)

10.5	Omnibus Option Acquisition Agreement, dated as of May 4, 2004 by and among EHP Operating Partnership, L. P. and the Grantors named therein (Hilton Cincinnati Airport) (1)

10.6	Omnibus Option Acquisition Agreement, dated as of May 4, 2004 by and among EHP Operating Partnership, L. P. and the Grantors named therein (Embassy Suites Hotel Cleveland/Rockside) (1)

10.7	Omnibus Option Acquisition Agreement, dated as of May 4, 2004 by and among EHP Operating Partnership, L. P. and the Grantors named therein (Embassy Suites Hotel Columbus/Dublin) (1)

10.8	Omnibus Option Acquisition Agreement, dated as of May 4, 2004 by and among EHP Operating Partnership, L. P. and the Grantors named therein (Chicago Marriott Southwest at Burr Ridge) (1)

10.9	Omnibus Option Acquisition Agreement, dated as of May 4, 2004 by and among the Company, Rochester Downtown Hotel, Inc., Rochester Holding Corporation and KY Florida Hotels Investors, Inc. (Hyatt Regency Rochester) (1)

10.10	Omnibus Option Acquisition Agreement, dated as of May 4, 2004 by and among the Company, Tampa Westshore Hotel, Inc. and KY Florida Hotels Investors, Inc. (Embassy Suites Hotel Tampa-Airport/Westshore) (1)

Ex.	Description
10.11	Form of Employment Contract between Eagle Hospitality Properties Trust, Inc. and J. William Blackham, its chief executive officer (1)

10.12	2004 Long-Term Incentive Plan (1)

10.13	Form of Management Agreement between EHP TRS Holding Co., Inc. (or its wholly owned subsidiary) and Commonwealth (1)

10.14	Form of Lease between EHP Operating Partnership, L.P. (or its wholly owned subsidiary) and EHP TRS Holding Co., Inc. (or its wholly owned subsidiary) (1)

10.15	Form of Nomination Rights Agreement between Eagle Hospitality Properties Trust, Inc. and Corporex Companies LLC (1)

10.16	Form of Strategic Alliance Agreement among EHP Operating Partnership, L.P., Eagle Hospitality Properties Trust, Inc., Corporex Companies LLC and William P. Butler (1)

10.17	Form of Non-Competition and Right of First Refusal Agreement among EHP Operating Partnership, L.P., Eagle Hospitality Properties Trust, Inc., Commonwealth, William P. Butler and Daniel T. Fay (1)

10.18	Employment Contract between Eagle Hospitality Properties Trust, Inc. and Raymond D. Martz, its chief financial officer (2)

10.19	Subscription Agreement dated May 5, 2004 between Eagle Hospitality Properties Trust, Inc. and Corporex Companies LLC (1)

10.20	Form of Management Consulting and Advisory Agreement between Eagle Hospitality Properties Trust, Inc. and Corporex Companies LLC (1)

10.21	Purchase Agreement dated as of December 29, 2004 between EHP Operating Partnership, L.P. and UP Stonecreek, Inc. (3)

10.22	Form of Mortgage Note dated as of February 15, 2005 between subsidiaries of Eagle Hospitality Properties Trust, Inc. as borrowers, and The Prudential Insurance Company of America, as lender (3)

10.23	Deed of Trust, Assignment and Security Agreement dated as of February 22, 2005 among EHP Phoenix Suites, LLC, Phoenix Suites TRS, Inc. and U.S. Bank National Association (3)

12	Statement re Computation of Ratios of Earnings to Fixed Charges and Earnings to Fixed Charges and Preferred Dividends (4)

21	List of Subsidiaries (1)

23.1	Consent of Grant Thornton LLP

23.2	Consent of Grant Thornton LLP

23.3	Consent of DLA Piper Rudnick Gray Cary US LLP (included in Exhibit 5)

24	Power of Attorney (included on signature page) (4)

(1)	Previously filed as an exhibit to the registrant’s Registration Statement on Form S-11 (No. 333-115213) and incorporated herein by reference.
(2)	Previously filed as an exhibit to the registrant’s Quarterly Report on Form 10-Q for the Three Months Ended March 31, 2005 and incorporated herein by reference.
(3)	Previously filed as an exhibit to the registrant’s Annual Report on Form 10-K for the Year Ended December 31, 2004 and incorporated herein by reference.
(4)	Previously filed.

(b) Financial Statement Schedules

Schedule II—Valuation and Qualifying Accounts has been omitted because of the absence of the conditions under which they are required or because the information required by such omitted schedules is set forth in the financial statements or the notes thereto.

Item 37. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) That, for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to Registration Statement (File No. 333-125130) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Covington, Commonwealth of Kentucky, on June 2, 2005.

EAGLE HOSPITALITY PROPERTIES TRUST, INC.

By:	/S/ J. WILLIAM BLACKHAM
J. William Blackham
President and Chief Executive Officer

By:	/S/ RAYMOND D. MARTZ
Raymond D. Martz
Chief Financial Officer, Secretary and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ WILLIAM P. BUTLER * William P. Butler	Chairman of the Board of Directors	June 2, 2005

/s/ J. WILLIAM BLACKHAM J. William Blackham	President, Chief Executive Officer and Director	June 2, 2005

/s/ ROBERT J. KOHLHEPP * Robert J. Kohlhepp	Director	June 2, 2005

/s/ FRANK C. MCDOWELL * Frank C. McDowell	Director	June 2, 2005

/s/ LOUIS D. GEORGE * Louis D. George	Director	June 2, 2005

/s/ THOMAS R. ENGEL * Thomas R. Engel	Director	June 2, 2005

/s/ THOMAS E. COSTELLO * Thomas E. Costello	Director	June 2, 2005

/s/ THOMAS E. BANTA * Thomas E. Banta	Director	June 2, 2005

/s/ PAUL S. FISHER * Paul S. Fisher	Director	June 2, 2005

*By:	/s/ RAYMOND D. MARTZ
Raymond D. Martz
Attorney-In-Fact